As filed with the Securities and Exchange Commission on August 1, 2011

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

M/A-COM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	3674	27-0306875
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

100 Chelmsford Street

Lowell, MA 01851

(978) 656-2500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Charles Bland

Chief Executive Officer

M/A-COM Technology Solutions Holdings, Inc.

100 Chelmsford Street

Lowell, MA 01851

(978) 656-2500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jason Day, Esq. Perkins Coie LLP 1900 Sixteenth Street, Suite 1400 Denver, CO 80202-5255 (303) 291-2300	Keith Higgins, Esq. Ropes & Gray LLP Prudential Tower, 800 Boylston Street Boston, MA 02199-3600 (617) 951-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.   ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Common stock, $0.001 par value per share	$230,000,000	$26,703

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated August 1, 2011

PRELIMINARY PROSPECTUS

             Shares

M/A-COM Technology Solutions Holdings, Inc.

Common Stock

This is the initial public offering of the common stock of M/A-COM Technology Solutions Holdings, Inc. We are offering              shares of our common stock and the selling stockholders identified in this prospectus are offering              shares of our common stock. We will not receive any proceeds from the sale of shares offered by the selling stockholders. No public market currently exists for our common stock.

We intend to apply to list our common stock on the Nasdaq Global Select Market under the symbol “MTSI.”

We anticipate that the initial public offering price will be between $             and $             per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 11 of this prospectus.

	Per Share	Total
Price to the public	$	$

Underwriting discounts and commissions	$	$

Proceeds to us (before expenses)	$	$

Proceeds to the selling stockholders (before expenses)	$	$

We have granted the underwriters the option to purchase up to an additional              shares of our common stock on the same terms and conditions set forth above if the underwriters sell more than              shares of our common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                     , 2011.

Barclays Capital	J.P. Morgan	Jefferies

Morgan Keegan Raymond James	Needham & Company, LLC Stifel Nicolaus Weisel

Prospectus dated                     , 2011

M/A-COM
Technology Solutions
THE FIRST NAME IN MICROWAVE

NETWORKS

AEROSPACE & DEFENSE

MULTI-MARKET

Over 3,000 Products Across 38 Product Lines Serving 6,000 End Customers Worldwide

You should rely only on the information contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission. Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, or other date stated in this prospectus, regardless of the time of delivery of this prospectus or of any sale of our shares of common stock.

Until                     , 2011, (25 days after commencement of this offering), all dealers that buy, sell, or trade our shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we, the selling stockholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. The distribution of this prospectus and any free writing prospectus and the offering and sale of shares of common stock may be restricted by law in your jurisdiction. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes and the information set forth under the heading “Risk Factors.” See “Corporate Information” below in this summary and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—History and Basis of Presentation” for important details regarding our corporate history and presentation of our financial statements.

Company Overview

We are a leading provider of high-performance analog semiconductor solutions for use in wireless and wireline applications across the radio frequency (RF), microwave and millimeterwave spectrum. We leverage our system-level expertise to design and manufacture differentiated, high-value products for customers who demand high performance, quality and reliability. The diversity and depth of our business across technologies, products, applications, end markets and geographies provide us with a stable foundation for growth and enable us to develop strong relationships with our customers. We offer over 3,000 standard and custom devices, integrated circuits (ICs), multi-chip modules and complete subsystems across 38 product lines serving over 6,000 end customers in three large and growing primary markets. Our primary markets are Networks, which includes cable television (CATV), cellular backhaul, cellular infrastructure and fiber optic applications; Aerospace and Defense (A&D); and Multi-market, which includes automotive, industrial, medical, mobile and scientific applications.

We build upon a strong 60-year heritage of delivering innovative solutions dating back to the founding of Microwave Associates, Inc. We utilize our system-level knowledge and our extensive capabilities in high-frequency modeling, IC design, integration, packaging and manufacturing of semiconductors to address our customers’ needs. Our specialized engineers and technologists located across six global design centers collaborate with our customers during the early stage of their system development process to incorporate our standard products and identify custom products we can develop to enhance their overall system performance. We believe the combination of our market-facing strategy and our engineering expertise enables us to identify profitable growth opportunities and rapidly develop and deliver new products and solutions. We have a comprehensive new product opportunity assessment process with 128 products in development as of July 1, 2011 that we believe will enhance our revenue growth and improve our gross margin through a richer product mix. Many of our products have long lifecycles ranging from 5 to 10 years, and some products have been shipping for over 20 years. We believe these factors create a competitive advantage that often leads to sole source design wins and strengthened customer relationships.

We believe our “fab-lite” manufacturing model provides us with a competitive advantage and an attractive financial model through a variable cost structure. We operate a single gallium arsenide (GaAs) and silicon semiconductor fabrication facility (fab) at our Lowell, Massachusetts headquarters. We also utilize external semiconductor foundries to supply us with additional capacity in periods of high demand and to provide us access to additional process technologies. The ability to utilize a broad array of internal proprietary process technologies as well as commercially available foundry technologies allows us to select the most appropriate technology to solve our customers’ needs. We believe our fab-lite strategy provides us with dependable domestic supply, control over quality, reduced capital investment requirements, faster time to market and additional outsourced capacity when needed. In the A&D market, an internal domestic fab is often a requirement to be a strategic supplier. In addition, the experience base cultivated through the continued operation of our internal fab provides us with the expertise to better manage our external foundry suppliers.

We serve our broad and diverse customer base through a multi-channel sales strategy utilizing direct sales and a global network of independent sales representatives and distributors. Our direct sales force and application engineers are focused on securing design wins by supporting industry-leading original equipment manufacturer (OEM) customers. Our customers include Alcatel-Lucent, Cisco Systems, Inc., Ericsson AB, Ford Motor Company (Ford), Harris Corporation, Huawei Technologies Co., Ltd., ITT Corporation, Rockwell Collins, Inc., Samsung Electronics Co., Ltd. and Thales S.A. Our top 25 direct customers, most of whom have been purchasing our products for at least a decade, accounted for 50.9% of our revenue in fiscal year 2010 and 57.2% of our revenue in the nine months ended July 1, 2011. Sales to our distributors accounted for 30.0% of our revenue in fiscal year 2010 and 25.1% of our revenue in the nine months ended July 1, 2011.

We generated revenue of $260.3 million for fiscal year 2010 and $231.5 million and $186.1 million for the nine months ended July 1, 2011 and July 2, 2010, respectively. Our revenue grew 24.4% for the nine months ended July 1, 2011 over the nine months ended July 2, 2010. We had 712 employees as of July 1, 2011.

Industry

The growth of advanced electronic systems using RF, microwave and millimeterwave technologies has created strong demand for high-performance analog semiconductor components, modules and solutions. This market demand is driven by the growth of mobile internet devices, cloud computing and streaming video that strain existing network capacity, as well as the growth in advanced information-centric military applications. In addition, the increasing need for real-time information, sensing and imaging functions in automotive, industrial, medical, scientific and test and measurement applications is driving demand in these markets.

As the demand for advanced electronics systems relying on RF, microwave and millimeterwave technologies increases, OEMs are facing increasing challenges including:

•	higher performance requirements such as increased throughput, reduced power consumption and increased signal integrity;

•	greater systems complexity due to competitive pressures to enhance system features and improve overall performance;

•	reducing development time in order to bring systems to market faster for customers facing increasing competition;

•	pressure to deliver more advanced and complex systems in a cost-effective manner; and

•	higher quality and reliability requirements, as the consequences of a field failure can be particularly serious or expensive to service.

Our Competitive Strengths

We believe our key competitive strengths include the following:

Extensive design and integration capabilities. Our 60-year heritage of innovation and experience includes advanced modeling, IC design, wafer fabrication processes, packaging and associated assembly and testing of individual devices and complete subsystems. Our system-level approach to integration, innovative IC and package design capabilities and experienced engineering talent enable us to provide a comprehensive set of high-performance and high-value solutions to meet the increasingly complex needs of our customers.

Fab-lite manufacturing with broad and differentiated process and packaging technologies. We believe our fab-lite model provides us with an operating advantage over fabless competitors and those that only use an internal fab by giving us the flexibility to use our internal fab for proprietary process technologies and external fabs for other technologies. Our fab-lite model also provides us with dependable domestic supply, control over quality, reduced capital investment requirements, faster time to market and additional outsourced capacity when needed. In the A&D market, an internal domestic fab is often a requirement to be a strategic supplier.

Breadth and depth of product portfolio and diverse end markets. We offer more than 3,000 standard and custom ICs, modules and complete subsystems across 38 product lines. Many of our products have long lifecycles ranging from 5 to 10 years. Our broad range of products are offered in numerous form factors to facilitate their use in a variety of applications within our diverse primary markets of Networks, A&D and Multi-market, which represented 31%, 30% and 39%, respectively, of our revenue in the nine months ended July 1, 2011.

Global sales and engineering footprint fostering strong customer relationships. We employ a global multi-channel sales strategy and support model intended to facilitate our customers’ evaluation and selection of our products. We have strategically positioned our direct sales and applications engineering staff in 25 locations worldwide, augmented by independent sales representatives and distributors in 135 locations worldwide, to offer responsive local support to our customers, build long-term relationships and reach new customers in new geographies more effectively.

Proven track record, extensive history and reputation for delivering high-quality and reliable solutions. Our management team has an average of 23 years of experience in our industry. In addition, M/A-COM as a global brand leverages a 60-year heritage of designing and manufacturing innovative and reliable solutions. We have long-standing relationships with many of our industry-leading OEM customers who depend on us for high-quality and reliable solutions for technically demanding RF, microwave and millimeterwave applications.

Strategy

Our objective is to be the leader in providing high-performance analog semiconductor solutions for use in wireless and wireline applications across the RF, microwave and millimeterwave spectrum. Key elements of our strategy to achieve this objective include:

Aggressively deliver new products and solutions. Our system-level expertise, engineering talent and broad technology portfolio provide us with a strong foundation for delivering new products and solutions. We use our new product opportunity assessment process to identify and develop more integrated, higher-margin and value-added solutions with long lifecycles that we believe can support our revenue growth and improve our gross margin through a richer product mix. As of July 1, 2011, we had 128 new products in development.

Leverage technology expertise and innovation. We believe our core competency is the ability to model, design, integrate, package and manufacture differentiated solutions that are known for high performance, quality and reliability. We intend to leverage this core competency to continue to solve increasingly difficult and complex challenges that our customers face and to enhance and defend our technology leadership and sole supplier status with many of our customers.

Increase sales to existing customers and pursue new markets and customers. We intend to continue to expand our revenue opportunities through our market-facing strategy of aligning our solutions with our customers’ needs and collaborating with them during the product definition stage of their system, which allows us to sell more complete and highly-integrated semiconductor solutions. We believe we will continue to grow our sales by utilizing our multi-channel sales strategy and leveraging our technology across each of our large and growing primary markets.

Utilize our fab-lite manufacturing approach to optimize our solutions. We intend to continue capitalizing on our fab-lite strategy as an operating advantage, allowing us to leverage our internal proprietary process technologies as well as other technologies from external fabs. We believe the flexibility and breadth of our fab-lite model help us provide optimized solutions for our customers and will help us continue to gain market share over time.

Opportunistically pursue complementary acquisitions. We may pursue acquisitions of technologies, design teams, products and companies that complement our strengths and help us execute our strategies. Our acquisition strategy is designed to accelerate our revenue growth, expand our technology portfolio, grow our addressable market and create shareholder value.

Continue to improve operational efficiency. We believe we will expand our gross margin primarily through a higher margin product mix driven by our new product development strategy. We also intend to continue to increase our operational efficiency by leveraging our existing fixed-cost structure, achieving greater capacity utilization and continuing to optimize our supply chain.

Risks

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary, which you should carefully consider before deciding to invest in our common stock. Some of these risks include:

•	revenue growth that is substantially dependent on our successful development and release of new products;

•	various factors that may reduce our gross margin, which could negatively affect our results of operations;

•	order and shipment uncertainties, which could negatively affect our profitability if we fail to accurately forecast customer demand when managing inventory;

•	having a limited history of operations as a standalone company, which could make it difficult to evaluate our current business and prospects;

•	our principal end markets declining or failing to grow, which could negatively affect our revenue and profitability;

•	the decrease of the average selling prices of our products over time, which could have a material adverse effect on our revenue and gross margin;

•	our inability to compete successfully in the face of intense competition in our industry, which could negatively affect our revenue and gross margin; and

•	our dependence on orders from a limited number of customers for a significant percentage of our revenue.

Corporate Information

M/A-COM Technology Solutions Holdings, Inc. was incorporated under the laws of the State of Delaware in March 2009. The address of our principal executive offices is 100 Chelmsford Street, Lowell, Massachusetts 01851, and our telephone number is (978) 656-2500. In this prospectus, the terms “we,” “us” and “M/A-COM Tech” mean M/A-COM Technology Solutions Holdings, Inc. and its consolidated subsidiaries. Our operations are conducted through our various subsidiaries, which are organized and operated according to the laws of their respective jurisdictions of incorporation, and consolidated by M/A-COM Tech.

On March 30, 2009, we acquired 100% of the outstanding stock of M/A-COM Technology Solutions Inc. and M/ACOM Technology Solutions (Cork) Limited and the related M/A-COM brand (collectively, the M/A-COM Tech Business). In this prospectus, we refer to the acquisition of the M/A-COM Tech Business as the M/A-COM Acquisition.

We acquired Mimix Holdings, Inc. (Mimix), a supplier of high-performance GaAs semiconductors, on May 28, 2010 (Mimix Merger) for its complementary products and technologies in our primary markets. Although Mimix operated as an independent company before the acquisition, we and Mimix had the same majority owner, who controlled Mimix prior to our incorporation. We therefore present in this prospectus combined financial statements in a manner similar to a pooling-of-interests. We treat Mimix as our accounting acquirer for financial statement presentation purposes because our majority owner acquired control of Mimix before acquiring control of us. Accordingly, our financial statements are presented as if the Mimix Merger occurred on the date of our incorporation in March 2009, when we came under common control with Mimix. Our financial statements for periods prior to March 30, 2009 reflect only the operations of Mimix and do not reflect the operations of the M/A-COM Tech Business. More specifically, our financial statements for fiscal year 2008 reflect only the operations of Mimix. Our financial statements for fiscal year 2009 reflect only the operations of Mimix through March 30, 2009 and reflect the combined operations of Mimix and the M/A-COM Tech Business from March 30, 2009 through October 2, 2009.

On April 25, 2011, we acquired Optomai, Inc. (Optomai), a fabless semiconductor company that develops high-performance ICs and modules for next generation fiber optic networks.

Our website address is www.macomtech.com. The information on or accessible through our website is not part of this prospectus. Our trademarks include “M/A-COM” and “The First Name in Microwave.” This prospectus also refers to the products or services of other companies by the trademarks and trade names used and owned by those companies.

THE OFFERING

Common stock offered by us	shares

Common stock offered by selling stockholders	shares

Common stock to be outstanding immediately after this offering	shares

Underwriters’ option to purchase additional shares	The underwriters have an option to purchase up to an aggregate of additional shares of common stock from us to cover over-allotments. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds	We plan to use $ of the net proceeds from this offering to pay to the holders of our Class B convertible preferred stock a preference payment to which they are entitled under our current amended and restated certificate of incorporation in connection with the conversion of the Class B convertible preferred stock prior to completion of this offering. We plan to use any remaining net proceeds from this offering for general corporate purposes, including working capital. We may also use a portion of these proceeds to acquire or make investments in complementary technologies, design teams, products and companies. We will not receive any proceeds from the common stock sold by the selling stockholders in this offering. See “Use of Proceeds.”

Risk factors	See “Risk Factors” beginning on page 11 and the other information included in this prospectus for a discussion of risk factors you should carefully consider before deciding to invest in our common stock.

Proposed Nasdaq Global Select Market symbol	MTSI

The number of shares of common stock outstanding immediately after this offering as set forth above is based on 158,664,636 shares of common stock outstanding, which assumes the conversion of all outstanding shares of our convertible preferred stock on a one-for-one basis into shares of common stock, as of July 15, 2011 and excludes:

•

            shares of our common stock reserved for future issuance under our 2011 Omnibus Incentive Plan, which will become effective in connection with this offering, as more fully described in “Executive Compensation—Employee Benefit and Stock Plans;”

•

9,395,102 shares of our common stock issuable upon the exercise of options outstanding as of July 15, 2011, to purchase shares of our common stock at a weighted-average exercise price of $0.315 per share;

•	5,125,431 shares of our common stock issuable upon the exercise of warrants outstanding as of July 15, 2011, to purchase shares of our common stock at an exercise price of $3.511898 per share; and

•

            shares of our common stock reserved for future issuance under our 2011 Employee Stock Purchase Plan, which will become effective in connection with this offering, as more fully described in “Executive Compensation—Employee Benefit and Stock Plans.”

Except as otherwise indicated, all information in this prospectus assumes:

•	the conversion of all outstanding shares of our convertible preferred stock on a one-for-one basis into 150,991,337 shares of our common stock to be effected upon the closing of this offering;

•

the filing and effectiveness of our fourth amended and restated certificate of incorporation and the effectiveness of our second amended and restated bylaws, which will occur immediately following the completion of this offering; and

•	no exercise by the underwriters of their option to purchase an additional shares of our common stock to cover over-allotments.

SUMMARY FINANCIAL DATA

You should read the following summary financial data in conjunction with our combined consolidated financial statements and related notes, as well as the sections titled “Risk Factors,” “Capitalization,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. We were incorporated in March 2009 and completed the M/A-COM Acquisition on March 30, 2009. We acquired Mimix on May 28, 2010. Because we and Mimix had the same majority owner since our incorporation, we present in this prospectus combined financial statements in a manner similar to a pooling-of-interests. Because our majority owner acquired control of Mimix before acquiring control of us, we treat Mimix as our accounting acquirer for financial statement presentation purposes. Accordingly, our financial statements are presented as if the Mimix Merger had occurred on the date of our incorporation in March 2009, the date in which we came under common control with Mimix, and the financial statements for periods prior to March 30, 2009 reflect only the operations of Mimix. We derived (i) the statements of operations data for the fiscal years ended September 30, 2008, October 2, 2009 and October 1, 2010, and for the nine months ended July 1, 2011, and (ii) the balance sheet data as of October 2, 2009, October 1, 2010 and July 1, 2011, from our audited combined consolidated financial statements, which appear elsewhere in this prospectus. We derived the statements of operations data for the nine months ended July 2, 2010 from our unaudited combined consolidated financial statements, which appear elsewhere in this prospectus. These unaudited interim combined consolidated financial statements have been prepared on a basis consistent with our audited combined consolidated financial statements, and in the opinion of our management, include all adjustments, consisting only of normal, recurring adjustments and accruals, necessary for a fair presentation of our financial position and results of operations for the periods presented. All information presented as pro forma below is unaudited. We believe the financial results prior to March 30, 2009 are not comparable to our financial results for subsequent periods because they reflect only the operations of Mimix. For additional information on our presentation of financial statements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—History and Basis of Presentation” appearing elsewhere in this prospectus.

	Fiscal Years			Nine Months Ended
	2008	2009	2010	July 2, 2010	July 1, 2011
				(Unaudited)
Statements of Operations Data (in thousands):
Revenue	$25,423	$102,718	$260,297	$186,124	$231,493
Cost of revenue (1)	17,228	77,171	166,554	120,264	134,516

Gross profit	8,195	25,547	93,743	65,860	96,977
Operating expenses:
Research and development (1)	6,728	13,553	25,795	18,672	25,533
Selling, general and administrative (1)	6,047	25,601	45,860	33,281	36,617
Accretion of contingent consideration	—	2,800	2,000	1,500	660
Restructuring charges	—	5,100	2,234	1,369	866

Total operating expenses	12,775	47,054	75,889	54,822	63,676

Income (loss) from operations	(4,580)	(21,507)	17,854	11,038	33,301

Other (expense) income:
Gain on bargain purchase	—	27,073	—	—	—
Accretion of common stock warrant liability (2)	—	—	—	—	(10,241)
Accretion of Class B conversion liability (3)	—	—	—	—	(57,051)
Interest expense	(1,009)	(1,699)	(2,323)	(1,738)	(750)

Total other (expense) income, net	(1,009)	25,374	(2,323)	(1,738)	(68,042)

Income (loss) before income taxes	(5,589)	3,867	15,531	9,300	(34,741)
Income tax (provision) benefit	—	124	(8,996)	(5,167)	(3,779)

Net income (loss) from continuing operations	(5,589)	3,991	6,535	4,133	(38,520)

Net income from discontinued operations	—	198	494	1,160	754

Net income (loss)	(5,589)	4,189	7,029	5,293	(37,766)
Less net income attributable to noncontrolling interest in a subsidiary	—	23	195	195	—

Net income (loss) attributable to controlling interest	(5,589)	4,166	6,834	5,098	(37,766)
Accretion to redemption value of redeemable preferred stock and preferred stock dividends (4)	(1,780)	(3,559)	(6,298)	(4,585)	(79,062)

Net income (loss) attributable to common stockholders	$(7,369)	$607	$536	$513	$(116,828)

	Fiscal Years				Nine Months Ended
	2008	2009	2010		July 2, 2010	July 1, 2011
Net Income (Loss) Per Share (in thousands, except per share data):					(Unaudited)
Basic and diluted income (loss) per common share:
Income (loss) from continuing operations	$(9.67)	$0.01		$0.00	$(0.01)		$(20.53)
Income from discontinued operations	—	0.00		0.01	0.02		0.13

Net income (loss)	$(9.67)	$0.01		$0.01	$0.01		$(20.40)

Shares used to compute net income (loss) per common share:
Basic	762	52,806		47,521	62,200		5,727

Diluted	762	53,366		50,343	62,553		5,727

Pro forma net income (loss) per common share: (5)
Basic			$			$

Diluted			$			$

Shares used to compute pro forma net income (loss) per common share: (5)
Basic

Diluted

	As of		As of July 1, 2011
	October 2, 2009	October 1, 2010	Actual	Pro Forma As Adjusted (6)
				(Unaudited)
Consolidated Balance Sheet Data (in thousands):
Cash and cash equivalents	$15,358	$23,946	$36,728
Working capital	46,313	56,955	70,480
Total assets	153,315	164,836	204,592
Note payable (7)	30,191	30,000	—
Class B conversion liability	—	—	98,692
Convertible and redeemable preferred stock	—	—	180,628
Stockholders’ equity (deficit)	37,215	44,655	(180,654)

(1)	Amortization expense related to intangible assets arising from acquisitions and non-cash compensation expense included in our combined consolidated statements of operations is set forth below (in thousands):

	Fiscal Years			Nine Months Ended
	2008	2009	2010	July 2, 2010	July 1, 2011
				(Unaudited)
Amortization expense:
Cost of revenue	$98	$862	$1,594	$1,194	$1,207
Selling, general and administrative	98	613	1,095	822	811
Non-cash compensation expense:
Cost of revenue	26	173	194	139	290
Research and development	36	159	208	183	155
Selling, general and administrative	113	536	1,143	949	690

(2)	Represents changes in the fair value of common stock warrants recorded as liabilities and adjusted each reporting period to fair value.

(3)	Represents changes in the fair value of features of our Class B convertible preferred stock that are recorded as liabilities and adjusted each reporting period to fair value.

(4)	For the nine months ended July 1, 2011, includes $76.2 million of dividends declared and paid in January 2011 to holders of our Series A-1 and A-2 convertible preferred stock.

(5)	Assumes the conversion of all outstanding shares of our convertible preferred stock into 150,991,337 shares of common stock upon the completion of this offering and the issuance of shares to fund, in a manner similar to a dividend, the settlement of the Class B preference payment.

(6)	The pro forma as adjusted column reflects the conversion of all outstanding shares of our convertible preferred stock into 150,991,337 shares of our common stock and the sale of shares of our common stock offered by this prospectus at an assumed initial public offering price of per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds to settle the Class B convertible preferred stock preference payment.

(7)	Reflects seller financing in connection with the M/A-COM Acquisition, which was subsequently paid off in December 2010.

Quarterly Results (Unaudited):

The following table presents unaudited quarterly statement of operations data for each of the quarters in fiscal year 2010 and in the nine months ended July 1, 2011. This unaudited quarterly statement of operations information has been prepared on a basis consistent with our audited combined consolidated financial statements, and in the opinion of our management, include all adjustments, consisting only of normal, recurring adjustments and accruals, necessary for a fair presentation of our financial position and results of operations for the periods presented.

	Three Months Ended
	January 1, 2010	April 2, 2010	July 2, 2010	October 1, 2010	December 31, 2010	April 1, 2011	July 1, 2011
	(in thousands)
Revenue	$57,405	$61,014	$67,705	$74,173	$74,909	$77,884	$78,700
Cost of revenue (1)	37,986	39,699	42,579	46,290	44,295	45,639	44,582

Gross profit	19,419	21,315	25,126	27,883	30,614	32,245	34,118
Operating expenses:
Research and development (1)	4,756	6,352	7,564	7,123	7,714	8,356	9,463
Selling, general and administrative (1)	10,795	10,580	11,906	12,579	12,237	12,556	11,824
Accretion of contingent consideration	600	500	400	500	97	198	365
Restructuring charges	523	527	319	865	382	357	127

Total operating expenses	16,674	17,959	20,189	21,067	20,430	21,467	21,779

Income from operations	2,745	3,356	4,937	6,816	10,184	10,778	12,339

Net income (loss) (2)	$2,563	$1,103	$1,627	$1,736	$8,606	$(9,757)	$(36,615)

(1)	Amortization expense related to intangible assets arising from acquisitions and non-cash compensation expense included in our quarterly financial data is set forth below:

	Three Months Ended
	January 1, 2010	April 2, 2010	July 2, 2010	October 1, 2010	December 31, 2010	April 1, 2011	July 1, 2011
	(in thousands)
Amortization expense:
Cost of revenue	$399	$397	$398	$400	$382	$382	$443
Selling, general and administrative	274	274	274	273	258	257	296
Non-cash compensation expense:
Cost of revenue	(16)	54	101	55	46	102	142
Research and development	6	39	138	25	34	40	81
Selling, general and administrative	266	208	475	194	85	386	219

(2)	Net loss for the three months ended April 1, 2011 and July 1, 2011 includes an aggregate of $20.4 million and $46.9 million of expense, respectively, relating to changes in the fair value of common stock warrants and features of our Class B convertible preferred stock that are recorded as liabilities and adjusted each reporting period to fair value.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, together with the other information and financial statements appearing elsewhere in this prospectus, before you decide to invest in our common stock. If any of the following risks actually occur, our business, financial condition, results of operations and prospects could suffer, the market price of our common stock could decline and you might lose all or part of your investment in our common stock. See “Special Note Regarding Forward-Looking Statements” appearing elsewhere in this prospectus.

Risks Relating to Our Business

Our revenue growth is substantially dependent on our successful development and release of new products.

Our revenue growth will depend on our ability to timely develop new products for existing and new markets that meet customers’ performance, reliability and price requirements. The development of new products is a highly complex process, and we have in the past and may in the future experience delays and failures in completing the development and introduction of new products. Our successful product development depends on a number of factors, including the following:

•	accurate prediction of market requirements, changes in technology and evolving standards;

•	the availability of qualified product designers and process technologies needed to solve difficult design challenges in a cost-effective, reliable manner;

•	our ability to design products that meet customers’ cost, size and performance requirements;

•	our ability to manufacture new products according to customer needs with acceptable manufacturing yields;

•	our ability to offer new products at competitive prices;

•	acceptance by customers of our new product designs;

•	identification of and entry into new markets for our products;

•	acceptance of our customers’ products by the market and the lifecycle of such products;

•	our ability to deliver products in a timely manner within our customers’ product planning and deployment cycle; and

•	our ability to increase our product content in our customers’ systems.

A new product design effort may last 12 to 18 months or longer, and requires material investments in engineering hours and materials, as well as sales and marketing expenses, which will not be recouped if the product launch is unsuccessful. We may not be able to design and introduce new products in a timely or cost-efficient manner, and our new products may fail to meet the requirements of the market or our customers. In that case, we may not reach our expected level of production orders and lose market share, which could adversely affect our ability to sustain our revenue growth or maintain our current revenue levels.

Various factors may reduce our gross margin, which could negatively affect our business, financial condition and results of operations.

If we are unable to utilize our design, fabrication, assembly and test facilities at a high level, the significant fixed costs associated with these facilities may not be fully absorbed, resulting in higher average unit costs and lower gross margin. Our various products have different gross margin and increased sales of lower-margin products in a given period relative to other products may cause us to report lower overall gross margin. In the past, we have experienced periods where our gross margin declined due to, among other things, reduced factory utilization resulting from reduced customer demand, reduced selling prices and a change in product mix towards lower-margin products. Future market conditions may adversely affect our revenue and utilization rates and consequently our future gross margin, and this, in turn, could have an adverse impact on our business, financial condition and results of operations. In addition, increased raw material costs, manufacturing yields, more complex engineering requirements and other factors may lead to lower margins for us in the future. As a result of these or other factors, we may be unable to maintain or increase our gross margin in future periods and our gross margin may fluctuate from period to period.

We are subject to order and shipment uncertainties. Our profitability will decline if we fail to accurately forecast customer demand when managing inventory.

We generally sell our products on the basis of purchase orders rather than long-term purchase commitments from our customers. Our customers can typically cancel purchase orders or defer product shipments for some period without incurring liability to us. We typically plan production and inventory levels based on internal forecasts of customer demand, which can be highly unpredictable and can fluctuate substantially, leading to excess inventory write-downs and resulting negative impacts on gross margin and net income. We have limited visibility into our customers’ inventories, future customer demand and the product mix that our customers will require, which could adversely affect our production forecasts and operating margins. In addition, the rapid pace of innovation in our industry could render significant portions of our inventory obsolete. If we overestimate our customers’ requirements, we may have excess inventory, which could lead to obsolete inventory and unexpected costs. Conversely, if we underestimate our customers’ requirements, we may have inadequate inventory, which could lead to foregone revenue opportunities, loss of potential market share and damage to customer relationships as product deliveries may not be made on a timely basis, disrupting our customers’ production schedules. Some of our larger customers also require us to build and maintain minimum inventories and keep them available for purchase at specified locations based on non-binding demand estimates that are subject to change, which exposes us to increased inventory risk and makes it more difficult to manage our working capital. If demand from such customers decreases, we may be left with excess or obsolete inventory we are unable to sell. In response to anticipated long lead times to obtain inventory and materials from outside suppliers and foundries, we periodically order materials in advance of customer demand. This advance ordering has in the past and may in the future result in excess inventory levels or unanticipated inventory write-downs if expected orders fail to materialize, or other factors make our products less saleable. In addition, any significant future cancellation or deferral of product orders could adversely affect our revenue and margins, increase inventory write-downs due to obsolete inventory, and adversely affect our operating results and stock price.

Because we have a limited history of operations as a standalone company, it may be difficult to evaluate our current business and prospects.

While many of the products and technologies now comprising our business had a long history of operations as part of the larger organizations of prior owners, our standalone business began in March 2009. This short operating history as a standalone company, rather than as a small subset of a much larger corporate parent, combined with the rapidly evolving nature of our industry and fluctuations in the overall worldwide economy since March 2009, may make it difficult to evaluate our current business and future prospects. In addition, the financial statements included in this prospectus treat Mimix as our accounting acquirer. Therefore, our financial results prior to March 30, 2009 do not contain results from the M/A-COM Tech Business and are not comparable with the results after such date.

If our primary markets decline or fail to grow, our revenue and profitability may suffer.

Our future growth depends to a significant extent on the continued growth in usage of advanced electronic systems in Networks, A&D or Multi-market. The rate or extent to which these markets grow, if at all, is uncertain. These markets may fail to grow or decline for many reasons, including insufficient consumer demand, lack of access to capital, changes in the U.S. defense budget and procurement processes, changes in regulatory environments, and changes in network specifications. If demand for electronic systems in which our products are incorporated declines, fails to grow, or grows more slowly than we anticipate, purchases of our products may be reduced, which may adversely affect our business, financial condition and results of operations. In particular, our sales to Ford, which accounted for more than 10% of our revenue for the nine months ended July 1, 2011, are dependent upon the health of the automotive market and Ford’s ability to maintain or grow its market share.

The average selling prices of our products may decrease over time, which could have a material adverse effect on our revenue and gross margin.

It is common in our industry for the average selling price of a given product to decrease over time as production volumes increase, competing products are developed or new technologies featuring higher performance or lower cost emerge. To combat the negative effects that erosion of average selling prices have had in the past and may in the future have on our revenue and gross margin, we attempt to actively manage the prices of our existing products and regularly introduce new process technologies and products in the market that exhibit higher performance, new features that are in demand, or lower manufacturing cost. Failure to maintain our current prices or to successfully execute on our new product development strategy will cause our revenue and gross margin to decline, which could decrease the value of your investment in our common stock.

We face intense competition in our industry, and our inability to compete successfully could negatively affect our operating results.

The semiconductor industry is highly competitive. While we compete with a wide variety of companies, we compete with Hittite Microwave Corporation (Hittite) across all three of our primary markets. Our other significant competitors include, among others, Aeroflex, Inc. (Aeroflex), Avago, Inc. (Avago), Microsemi Corporation (Microsemi), RF Micro Devices, Inc. (RFMD), Skyworks Solutions, Inc. (Skyworks) and TriQuint Semiconductor, Inc. (TriQuint).

We believe future competition could also come from companies developing new alternative technologies, component suppliers based in countries with lower production costs and IC manufacturers achieving higher levels of integration that exceed the functionality offered by our products. Our customers and suppliers could also develop products that compete with or replace our products. A decision by any of our large customers to design and manufacture ICs internally could have an adverse effect on our operating results. Increased competition could mean lower prices for our products, reduced demand for our products and a corresponding reduction in our ability to recover development, engineering and manufacturing costs.

Many of our existing and potential competitors have entrenched market positions, historical affiliations with OEMs, considerable internal manufacturing capacity, established intellectual property rights and substantial technological capabilities. Many of them may also have greater financial, technical, manufacturing or marketing resources than we do. Prospective customers may decide not to buy from us due to concerns about our relative size, financial stability or other factors. Our failure to successfully compete could result in lower revenue, decreased profitability and a lower stock price.

We typically depend on orders from a limited number of customers for a significant percentage of our revenue.

In fiscal year 2010, sales to our distributor Richardson Electronics, an Arrow Electronics Company (Richardson), and to Ford each accounted for more than 10% of our revenue, and sales to our top 10 direct and distribution customers accounted for 58% of our revenue. In the nine months ended July 1, 2011, sales to Richardson and Ford each accounted for more than 10% of our revenue, and sales to our top 10 direct and distribution customers accounted for an aggregate of 59% of our revenue. While the composition of our top 10 customers varies from year to year, we expect that sales to a limited number of customers will continue to account for a significant percentage of our revenue for the foreseeable future. The purchasing arrangements with our customers are typically conducted on a purchase order basis that does not require our customers to purchase any minimum amount of our products over a period of time. As a result, it is possible that any of our major customers could terminate their purchasing arrangements with us or significantly reduce or delay the amount of our products that they order, purchase products from our competitors or develop their own products internally. The loss of, or a reduction in, orders from any major customer could cause a decline in revenue and adversely affect our results of operations.

We operate in the semiconductor industry, which is cyclical and subject to significant downturns.

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, price erosion, product obsolescence, evolving standards, short product lifecycles and significant fluctuations in supply and demand. The industry has historically experienced significant fluctuations in demand and product obsolescence, resulting in product overcapacity, high inventory levels and accelerated erosion of average selling prices. Downturns in many sectors of the electronic systems industry have in the past contributed to extended periods of weak demand for semiconductor products. We have experienced adverse effects on our profitability and cash flows during such downturns in the past, and our business may be similarly harmed by any downturns in the future, particularly if we are unable to effectively respond to reduced demand in a particular market.

Our operating results may fluctuate significantly from period to period. We may not meet investors’ quarterly or annual financial expectations and, as a result, our stock price may decline.

Our quarterly and annual operating results may vary significantly in the future based upon a number of factors, many of which are beyond our control. Factors that could cause operating results to fluctuate include:

•	general economic growth or decline in the U.S. or foreign markets;

•

the timing, reduction or cancellation of orders by customers, whether as a result of a loss of market share by us or our customers, changes in the design of customers’ products, or slowing demand for our products or customers’ products;

•	the gain or loss of a key customer or significant changes in the financial condition of one or more key customers;

•

fluctuations in manufacturing output, yields, capacity levels, quality control or other potential problems or delays we or our subcontractors may experience in the fabrication, assembly, testing or delivery of our products;

•	changing conditions for products containing RF, microwave or millimeterwave applications, specifically in our Networks, A&D or Multi-market primary markets;

•	fluctuations in demand relating to the A&D market due to changes in government programs;

•	the market acceptance of our products and particularly the timing and success of new product and technology introductions by us, customers or competitors;

•	the amount, timing and relative success of our investments in research and development, which impacts our ability to develop, introduce and market new products and solutions on a timely basis;

•	period-to-period changes in the mix of products we sell, which can result in lower gross margin;

•

availability, quality and cost of semiconductor wafers and other raw materials, equipment, components and internal or outsourced manufacturing, packaging and test capacity, particularly where we have only one qualified source of supply;

•	seasonal and other changes in customer purchasing cycles and component inventory levels;

•	the effects of competitive pricing pressures, including decreases in average selling prices of our products;

•	impairment charges associated with intangible assets, including goodwill and acquisition-related intangible assets;

•	loss of key personnel or the shortage of available skilled workers;

•

factors that could cause our reported domestic and foreign income taxes and income tax rate to increase in future periods, such as limits on our ability to utilize net operating losses or tax credits and the geographic distribution of our income, which may change from period to period; and

•	the effects of war, natural disasters, acts of terrorism or geopolitical unrest.

The foregoing factors are difficult to forecast, and these, as well as other factors, could materially and adversely affect our quarterly and annual operating results. In addition, if our operating results in any period do not meet our publicly stated guidance, if any, or the expectations of investors or securities analysts, our stock price may decline.

Our investment in research and development may not be successful, which may impact our profitability.

The semiconductor industry requires substantial investment in research and development in order to develop and bring to market new and enhanced technologies and products. Research and development expenses were $25.5 million for the nine months ended July 1, 2011 and $25.8 million for our fiscal year 2010. In fiscal year 2010 and the nine months ended July 1, 2011, we increased our research and development expenditures as part of our strategy toward the development of innovative and sustainable products and solutions to fuel our growth and profitability. We cannot assure you if or when the products and solutions where we have focused our research and development expenditures will become commercially successful. In addition, we may not have sufficient resources to maintain the level of investment in research and development required to remain competitive or succeed in our strategy. For example, development of certain process technologies requires significant expenditures that may not generate a sufficient return.

We may incur significant risk and expense in attempting to win new business, and such efforts may never generate revenue.

To obtain new business, we often need to win a competitive selection process to develop semiconductors for use in our customers’ systems, known in the industry as a “design win.” These competitive selection processes can be lengthy and can require us to incur significant design and development expenditures and dedicate scarce engineering resources in pursuit of an opportunity for a single customer opportunity. We may not win the competitive selection process and may never generate any revenue despite incurring significant design and development expenditures and selling, general and administrative expenses. Failure to obtain a design win sometimes prevents us from offering an entire generation of a product. This can result in lost revenue and could weaken our position in future competitive selection processes.

Even when we achieve a design win, success is not assured. Customer qualification and design cycles can be lengthy, and it may take a year or more following a successful design win and product qualification for one of our products to be purchased in volume by the customer. We may experience difficulties manufacturing the part in volume, such as low yields, supply chain delays or shortages, or quality issues. Further, while the customer has successfully qualified our part for use in its system when it awards a design win to us, it may not have qualified all of the other components being sourced for its system, or qualified its system as a whole with its end customers. Any difficulties our customer may experience in completing those qualifications may delay or prevent us from translating the design win into revenue. Any of these events, or any cancellation of a customer’s program or failure of our customer to successfully market its own product after our design win could materially and adversely affect our business, financial condition and results of operations, as we may have incurred significant expense and generated no revenue.

We expect to make future acquisitions, dispositions and investments, which involve numerous risks.

We have an active corporate development program and routinely evaluate potential acquisitions of, and investments with or other strategic alliances involving, complementary technologies, design teams, products and companies. We also may evaluate the merits of a potential divestment of one or more of our existing business lines. We expect to pursue such transactions if appropriate opportunities arise. However, we may not be able to identify suitable transactions in the future, or if we do identify such transactions, we may not be able to complete them on commercially acceptable terms, or at all. We also face intense competition for acquisitions from other acquirers in our industry. These competing acquirers may have significantly greater financial and other resources than us, which may prevent us from successfully pursuing a transaction. In the event we pursue acquisitions, we will face numerous risks including:

•	difficulties in integrating the personnel, culture, operations, technology or products and service offerings of the acquired company;

•	diversion of management’s attention from normal daily operations of our business;

•	difficulties in entering markets where competitors have stronger market positions;

•	difficulties in managing and integrating operations in geographically dispersed locations;

•

difficulties in improving and integrating the financial reporting capabilities and operating systems of any acquired operations, particularly foreign and formerly private operations, as needed to maintain effective internal control over financial reporting and disclosure controls and procedures;

•	the loss of any key personnel of the acquired company as well as their know-how, relationships and expertise, which is common following an acquisition;

•	maintaining customer, supplier or other favorable business relationships of acquired operations;

•	generating insufficient revenue from completed acquisitions to offset increased expenses associated with any abandoned or completed acquisitions;

•	acquiring unknown liabilities associated with any acquired operations; and

•	additional expense associated with amortization or depreciation of acquired tangible and intangible assets.

Our past acquisitions of Mimix and Optomai required significant management time and attention relating to the transaction and subsequent integration. If we fail to properly integrate these acquired companies with ours, we may not receive the expected benefits of the acquisitions. Even if a proposed acquisition is successfully realized and integrated, we may not receive the expected benefits of the transaction.

Past transactions have resulted, and future transactions may result, in significant costs, expenses, liabilities and charges to earnings. The accounting treatment for any acquisition may result in significant amortizable intangible assets which, when amortized, will negatively affect our consolidated results of operations. The accounting treatment for any acquisition may result in significant goodwill, which, if impaired, will negatively affect our consolidated results of operations. Furthermore, we may incur indebtedness or issue equity securities to pay for acquisitions. The incurrence of indebtedness could limit our operating flexibility and be detrimental to our profitability, and the issuance of equity securities would be dilutive to our existing stockholders. Any or all of the above factors may differ from the investment community’s expectations in a given quarter, which could negatively affect our stock price. In addition, as a result of the foregoing, we may not be able to successfully execute acquisitions in the future to the same extent as we have the in the past, if at all.

In the event we make future investments, the investments may decline in value or fail to deliver any strategic benefits we anticipate from them, and we may lose all or part of our investment. In the event we undertake divestments, we may suffer from associated management distraction, damaged customer relationships, failure to realize the perceived strategic or financial merits of the divestment or suffer indemnity liabilities to the purchaser.

We depend on third parties for products and services required for our business, which may limit our ability to meet customer demand, assure product quality and control costs.

We purchase numerous raw materials, such as ceramic packages, precious metals, semiconductor wafers and dies, from a limited number of external suppliers. We also currently use several external manufacturing suppliers for assembly and testing of our products, and in some cases for fully-outsourced turnkey manufacturing of our products. We currently expect to increase our use of outsourced manufacturing in the future as a strategy for lowering our fixed operating costs. The ability and willingness of our external suppliers to perform is largely outside of our control. The use of external suppliers involves a number of risks, including the possibility of material disruptions in the supply of key components, the lack of control over delivery schedules, capacity constraints, manufacturing yields, quality and fabrication costs, and misappropriation of our intellectual property.

For example, a defective batch of a chemical etchant received from a supplier caused higher than normal scrap loss in our internal manufacturing facility in March 2011, which reduced manufacturing yields and margins. If these vendors’ processes vary in reliability or quality, they could negatively affect our products and, therefore, our customer relations and results of operations.

We generally purchase raw materials on a purchase order basis and we do not have significant long-term supply commitments from our vendors. In terms of relative bargaining power, many of our suppliers are larger than we are, with greater resources, and many of their other customers are larger and have greater resources than we do. If these vendors experience shortages or fail to accurately predict customer demand, they may have insufficient capacity to meet our demand, creating a capacity constraint on our business. They may also choose to supply others in preference to us in times of capacity constraint or otherwise, particularly where the other customers purchase in higher volume. Third-party supplier capacity constraints have in the past and may in the future prevent us from supplying customer demand that we otherwise could have fulfilled at attractive prices.

Based on superior performance features, cost parameters or other factors, we utilize sole source suppliers for certain semiconductor packages and other materials, and it is not uncommon for one of our outside semiconductor foundries to be our sole supplier for the particular semiconductor fabrication process technologies manufactured at that supplier’s facility. Such supplier concentrations involve the risk of a potential future business interruption if the supplier becomes unable or unwilling to supply us at any point. While in some cases alternate suppliers may exist, because there are limited numbers of third-party wafer fabs that use the process technologies we select for our products and that have sufficient capacity to meet our needs, it may not be possible or may be expensive to find an alternative source of supply. Even if we are able to find an alternative source, moving production to an alternative external fab requires an extensive qualification or re-qualification process that could prevent or delay product shipments or disrupt customer’s production schedules, which could harm our business. In addition, some of our external foundry suppliers compete against us in the market in addition to being our supplier. The loss of a supplier can also significantly harm our business and operating results. A supplier may discontinue supplying us if its business is not sufficiently profitable, for competitive reasons or otherwise. We have in the past and may in the future have our supply relationship discontinued by an external foundry, causing us to experience supply chain disruption, customer dissatisfaction, loss of business and increased cost.

If we lose key personnel or fail to attract and retain key personnel, we may be unable to pursue business opportunities or develop our products.

We believe our continued ability to recruit, hire, retain and motivate highly-skilled engineering, operations, sales, administrative and managerial personnel is key to our future success. Competition for these employees is intense, particularly with respect to qualified engineers. Our failure to retain our present employees and hire additional qualified personnel in a timely manner and on reasonable terms could harm our competitiveness and results of operations. In addition, from time to time we may recruit and hire employees from our customers, suppliers and distributors, which could result in liability to us and has in the past and could in the future damage our business relationship with these parties. None of our senior management team is contractually bound to remain with us for a specified period, and we generally do not maintain key person life insurance covering our senior management. The loss of any member of our senior management team could strengthen a competitor or harm our ability to implement our business strategy.

Sources for certain components and materials are limited, which could result in interruptions, delays or reductions in product shipments.

Our industry may be affected from time to time by limited supplies of certain key components and materials. We have in the past and may in the future experience delays or reductions in supply shipments, which could reduce our revenue and profitability. If key components or materials are unavailable, our costs could increase and our revenue could decline.

In particular, our manufacturing headquarters, design facilities, assembly and test facilities and supply chain, and those of our contract manufacturers, are subject to risk of catastrophic loss due to fire, flood, or other natural or man-made disasters, such as the earthquake and tsunami that devastated parts of Japan in 2011. Most of our semiconductor products are fabricated in our Lowell, Massachusetts headquarters, where our only internal wafer fab is located. In the nine months ended July 1, 2011, a substantial majority of the semiconductors used in our manufacturing were sourced internally. The majority of the internal and outsourced assembly and test facilities we utilize are located in the Pacific Rim, and some of our internal design, assembly and test facilities are located in California, regions with above average seismic and severe weather activity. In addition, our research and development personnel are concentrated in a few locations, primarily our headquarters and our Santa Clara, California, Sydney, Australia, Belfast, Northern Ireland and Cork, Ireland locations, with the expertise of the personnel at each such location generally focused on one or two specific areas. Any catastrophic loss or significant damage to any of these facilities would likely disrupt our operations, delay production, shipments and revenue and result in significant expenses to repair or replace the facility, and in some instances, could significantly curtail our research and development efforts in a particular product area or primary market, which could have a material adverse effect on our operations. In particular, any catastrophic loss at our headquarters facility would materially and adversely affect our business and financial results, revenue and profitability.

Our failure to continue to keep pace with new or improved semiconductor process technologies could impair our competitive position.

Semiconductor manufacturers constantly seek to develop new and improved semiconductor process technologies. Our future success depends in part upon our ability to continue to gain access to these semiconductor process technologies, internally or externally, in order to adapt to emerging customer requirements and competitive market conditions. If we fail for any reason to remain abreast of new and improved semiconductor process technologies as they emerge, we may lose market share, which could adversely affect our operating results.

Minor deviations in the manufacturing process can cause substantial manufacturing yield loss or even cause halts in production, which could have a material adverse effect on our revenue and gross margin.

Our products involve complexities in both the design and the semiconductor process technology employed in the fabrication of our products. In many cases, the products are also assembled in customized packages or feature high levels of integration. Our products must meet exacting customer specifications for quality, performance and reliability. Our manufacturing yield, or the percentage of units of a given product in a given period that is usable relative to all such units produced, is a combination of yields including wafer fabrication, assembly, and test yields. Due to the complexity of our products, we periodically experience difficulties in achieving acceptable yields as even minor deviations in the manufacturing process can cause substantial manufacturing yield loss or even cause halts in production. Our customers may also test our components once they have been assembled into their products. The number of usable products that result from our production process can fluctuate as a result of many factors, including the following:

•	design errors;

•	defects in photomasks, which are used to print circuits on wafers;

•	minute impurities in materials used;

•	contamination of the manufacturing environment;

•	equipment failure or variations in the manufacturing processes;

•	losses from broken wafers or other human error;

•	defects in packaging; and

•	issues and errors in testing.

Typically, for a given level of sales, when our yields improve, our gross margin improves, and when our yields decrease, our unit costs are higher, our gross margin is lower and our profitability is adversely affected.

We depend on third-party sales representatives and distributors for a material portion of our revenues.

We sell many of our products to customers through independent sales representatives and distributors, as well as through our direct sales force. We are unable to predict the extent to which our independent sales representatives and distributors will be successful in marketing and selling our products. Moreover, many of our independent sales representatives and distributors also market and sell competing products. Our relationships with our representatives and distributors may be terminated by either party at any time, and do not require them to buy any of our products. Sales to distributors accounted for 30.0% of our revenue in fiscal year 2010, and sales to our largest distributor, Richardson, represented 23.4% of our revenue in the same period. If our distributors cease doing business with us or fail to successfully market and sell our products, our ability to sustain and grow our revenue could be materially adversely affected.

Our internal and external manufacturing, assembly and test model subjects us to various manufacturing and supply risks.

We operate a semiconductor wafer processing and manufacturing facility at our headquarters in Lowell, Massachusetts. This facility is also our primary internal design, assembly and test facility. We maintain other internal assembly and test operation facilities as well, including leased sites in Torrance, California and Hsinchu, Taiwan. We also use multiple external foundries for outsourced semiconductor wafer supply, as well as multiple domestic and Asian assembly and test suppliers to assemble and test our products. A number of factors will affect the future success of these internal manufacturing facilities and outsourced supply and service arrangements, including the following:

•	the level of demand for our products;

•	our ability to expand and contract our facilities and purchase commitments in a timely and cost-effective manner in response to changes in demand for our products;

•	our ability to generate revenue in amounts that cover the significant fixed costs of operating our facilities;

•	our ability to qualify our facilities for new products in a timely manner;

•	the availability of raw materials, including GaAs substrates and high purity source materials such as gallium, aluminum, arsenic, indium and silicon;

•	our manufacturing cycle times and yields;

•	the political and economic risks associated with our reliance on outsourced Asian assembly and test suppliers;

•	the location of our facilities and those of our outsourced suppliers;

•	natural disasters impacting our facilities and those of our outsourced suppliers;

•	our ability to hire, train, manage and retain qualified production personnel;

•	our compliance with applicable environmental and other laws and regulations; and

•	our ability to avoid prolonged periods of downtime or high levels of scrap in our facilities for any reason.

We may experience difficulties in managing any future growth.

To successfully conduct business in a rapidly evolving market, we must effectively plan and manage any current and future growth. Our ability to do so will be dependent on a number of factors, including:

•	maintaining access to sufficient manufacturing capacity to meet customer demands;

•	arranging for sufficient supply of key raw materials and services to avoid shortages or supply bottlenecks;

•	building out our administrative infrastructure at the proper pace to support any current and future sales growth while maintaining operating efficiencies;

•	adhering to our high quality and process execution standards, particularly as we hire and train new employees and during periods of high volume;

•	managing the various components of our working capital effectively;

•	upgrading our operational and financial systems, procedures and controls, including improvement of our accounting and internal management systems; and

•	maintaining high levels of customer satisfaction.

If we do not effectively manage any future growth, we may not be able to take advantage of attractive market opportunities, our operations may be impacted and we may experience delays in delivering products to our customers or damaged customer relationships, and achieve lower than anticipated revenue and decreased profitability.

We may not realize the expected benefits of our recent restructuring activities and other initiatives designed to reduce costs and increase revenue across our operations.

We have pursued a number of restructuring initiatives designed to reduce costs and increase revenue across our operations. These initiatives included reductions in our number of manufacturing facilities and significant workforce reductions in certain areas as we realigned our business. Additional initiatives included establishing certain operations closer in location to our global customers and evaluating functions that may be more efficiently performed through outsourcing arrangements. These initiatives have been substantial in scope and disruptive to some of our historical operations. We may not realize the expected benefits of these new initiatives. As a result of these initiatives, we have incurred restructuring or other charges and we may in the future experience disruptions in our operations, loss of personnel and difficulties in delivering products timely. In the nine months ended July 1, 2011 and our fiscal year 2010, we incurred restructuring charges of $0.9 million and $2.2 million, respectively, consisting primarily of employee severance and related costs resulting from reductions in our workforce.

Our business could be harmed if systems manufacturers choose not to use components made of compound semiconductor materials we utilize.

Silicon semiconductor technologies are the dominant process technologies for the manufacture of ICs in high-volume, commercial markets and the performance of silicon ICs continues to improve. While we use silicon for some applications, we also often use compound semiconductor technologies such as GaAs, indium phosphide (InP) or gallium nitride (GaN) to deliver reliable operation at higher power, higher frequency or smaller form factor than a silicon solution would allow. While these compound semiconductor materials offer high-performance features, it is generally more difficult to design and manufacture products with reliability and in volume. GaN and InP, in particular, are newer process technologies that do not have as extensive a track record of reliable performance in the field as many of the competing process technologies. Compound semiconductor technology tends to be more expensive than silicon technology due to its above-described challenges and the generally lower volumes at which parts in those processes tend to be manufactured relative to silicon parts for high-volume consumer applications.

System designers in some markets may be reluctant to adopt our non-silicon products or may be likely to adopt silicon products in lieu of our products if silicon products meeting their demanding performance requirements are available, because of:

•	their unfamiliarity with designing systems using our products;

•	their concerns related to manufacturing costs and yields;

•	their unfamiliarity with our design and manufacturing processes; or

•	uncertainties about the relative cost effectiveness of our products compared to high-performance silicon components.

We cannot be certain that additional systems manufacturers will design our compound semiconductor products into their systems or that the companies that have utilized our products will continue to do so in the future. If our products fail to achieve market acceptance, our results of operations will suffer.

Earn-out arrangements from our acquisitions may negatively affect our future cash flows.

In connection with the M/A-COM Acquisition, we agreed to pay Cobham Electronic Systems Corporation (Cobham) up to $30.0 million in the aggregate in the form of an earn-out based on our achievement of revenue targets in the 12-month periods ending September 30, 2010, 2011 and 2012, payable within 60 days of the end of the respective periods. The 2010 earn-out payment made to Cobham based on our performance was $8.8 million. Cobham may earn up to $15.0 million in each of the remaining two annual earn-out periods (subject in each case to the aggregate $30.0 million cap on all payments under the earn-out as a whole). Although neither period has been completed, our current expectation is that we will likely pay Cobham the maximum possible earn-out payment of $15.0 million for the period ending September 30, 2011, and that we will likely pay Cobham the remaining maximum possible earn-out payment of $6.2 million for the period ending September 30, 2012. The earn-out arrangement also provides the potential for accelerated earn-out payments and revision of the revenue targets in the event of a sale of our company or significant divestments by us of assets or businesses that would otherwise contribute revenue toward the earn-out. For example, if our current majority stockholder’s beneficial ownership of our outstanding equity securities drops below 50.1%, including in connection with this offering, the earn-out payments will accelerate.

We also entered into an earn-out arrangement in connection with our purchase of Optomai in April 2011. We agreed to pay the stockholders and option holders of Optomai up to $16.0 million in the aggregate in the form of an earn-out based on our achievement of certain revenue, product release and contribution margin targets based on sales of products utilizing Optomai intellectual property in the 12-month periods ending March 30, 2012 and March 29, 2013. The maximum aggregate earn-out payable by us pursuant to this earn-out arrangement is $1.0 million in the first annual earn-out period, and $16.0 million (less any earn-out paid in the first annual earn-out period) in the second annual earn-out period.

If an earn-out is achieved under either of these arrangements in any applicable period, payment of the earn-out will reduce the cash we otherwise would have available for general corporate purposes. If an earn-out payment is required in connection with our sale to an acquirer, it will reduce the proceeds otherwise available for distribution to stockholders in connection with the closing of such sale. As of July 1, 2011, we have recorded a liability of $26.0 million relating to these earn-out arrangements.

We may incur material costs and our business may be interrupted in connection with consolidation and outsourcing initiatives.

We have a number of ongoing strategic initiatives aimed at reducing our long-term operating cost model, including the outsourcing of various manufacturing functions to third party suppliers and consolidation of our operations within existing facilities. While the goal of these actions is to reduce recurring fixed cost, there are associated restructuring charges and execution risks associated with these initiatives. Exiting a leased site may involve negotiated exit payments with the landlord, temporary holding over at an increased lease rate, costs to perform restoration work required by the lease, or associated environmental liability, any of which may be material in amount. For example, we paid $2.5 million in exit costs in connection with our exit from a former leased site in Santa Clara, California in September 2010. Consolidation of operations and outsourcing may involve substantial capital expenses and the transfer of manufacturing processes and personnel from one site to another, with resultant startup issues at the receiving site and need for re-qualification of the transitioned operations with major customers and for ISO or other certifications. We may experience shortages of affected products, delays and higher than expected expenses. Affected employees may be distracted by the transition or may seek other employment, which could cause our overall operational efficiency to suffer.

We are subject to risks from our international sales and operations.

We have operations in Europe, Asia and Australia, and customers around the world. As a result, we are subject to regulatory, geopolitical and other risks associated with doing business outside the U.S. Global operations involve inherent risks, including currency controls, currency exchange rate fluctuations, tariffs, required import and export licenses, associated delays and other related international trade restrictions and regulations.

The legal system in many of the regions where we conduct business can lack transparency in certain respects relative to that of the U.S. and can accord local government authorities a higher degree of control and discretion over business than is customary in the U.S. This makes the process of obtaining necessary regulatory approvals and maintaining compliance inherently more difficult and unpredictable. In addition, the protection accorded to proprietary technology and know-how under these legal systems may not be as strong as in the U.S., and, as a result, we may lose valuable trade secrets and competitive advantage. The cost of doing business in European jurisdictions can also be higher than in the U.S. due to exchange rates, local collective bargaining regimes and local legal requirements and norms regarding employee benefits and employer-employee relations, in particular.

Sales to customers located outside the U.S. accounted for 39.7% of our revenue in fiscal year 2010 and 47.6% of our revenue in the nine months ended July 1, 2011. We expect that revenue from international sales will continue to be a significant part of our total revenue. Because the majority of our foreign sales are denominated in U.S. dollars, our products become less price-competitive in countries with currencies that are low or are declining in value against the U.S. dollar. Also, we cannot be sure that our international customers will continue to accept orders denominated in U.S. dollars. If they do not, our reported revenue and earnings will become more directly subject to foreign exchange fluctuations. Some of our customer purchase orders and agreements are governed by foreign laws, which may differ significantly from U.S. laws. We may be limited in our ability to enforce our rights under such agreements and to collect amounts owed to us.

The majority of our assembly, packaging and test vendors are located in Asia. We generally do business with our foreign assemblers in U.S. dollars. Our manufacturing costs could increase in countries with currencies that are increasing in value against the U.S. dollar. Also, our international manufacturing suppliers may not continue to accept orders denominated in U.S. dollars. If they do not, our costs will become more directly subject to foreign exchange fluctuations. From time to time we may attempt to hedge our exposure to foreign currency risk by buying currency contracts or otherwise, and any such efforts involve expense and associated risk that the currencies involved may not behave as we expect, and we may lose money on such hedging strategies or not properly hedge our risk.

In addition, if terrorist activity, armed conflict, civil, economic or military unrest, or political instability occurs in the U.S. or other locations, such events may disrupt our manufacturing, assembly, logistics, security and communications, and could also result in reduced demand for our products. We have in the past and may again in the future experience difficulties relating to employees traveling in and out of countries facing civil unrest or political instability and with obtaining travel visas for our employees. Major health pandemics could also adversely affect our business and our customer order patterns. We could also be affected if labor issues disrupt our transportation arrangements or those of our customers or suppliers. There can be no assurance that we can mitigate all identified risks with reasonable effort. The occurrence of any of these events could have a material adverse effect on our operating results.

Our business could be adversely affected if we experience product returns, product liability and defects claims.

Our products are complex and frequently operate in high-performance, challenging environments. We may not be able to anticipate all of the possible performance or reliability problems that could arise with our products after they are released to the market. If such problems occur or become significant, we may experience reduced revenue and increased costs related to product recalls, inventory write-offs, warranty or damage claims, delays in, cancellations of, or returns of product orders, and other expenses. The many materials and vendors used in the manufacture of our products increase the risk that some defects may escape detection in our manufacturing process and subsequently affect our customers, even in the case of long-standing product designs. Our use of newly-developed or less mature semiconductor process technologies, such as GaN and InP, which have a less extensive track record of reliability in the field than other more mature process technologies, also increases the risk of performance and reliability problems. These matters have arisen in our operations from time to time in the past, have resulted in significant net costs to us per occurrence, and will likely occur again in the future. The occurrence of defects could result in product returns and liability claims, reduced product shipments, the loss of customers, the loss of or delay in market acceptance of our products, harm to our reputation, diversion of management’s time and resources, lower revenue, higher expenses and reduced profitability.

Any warranty or other rights we may have against our suppliers for quality issues caused by them may be more limited than those our customers have against us, based on our relative size, bargaining power, or otherwise. In addition, even if we ultimately prevail, such claims could result in costly litigation, divert management’s time and resources, and damage our customer relationships.

We also face exposure to potential liability resulting from the fact that some of our customers integrate our products into consumer products such as automobiles or mobile devices, which are then sold to consumers in the marketplace. We may be named in product liability claims even if there is not evidence that our products caused a loss. Product liability claims could result in significant expenses in connection with the defense of such claims and possible damages. In addition, we may be required to participate in a recall if our products prove to be defective. Any product recall or product liability claim brought against us could have a material negative impact on our reputation, business, financial condition or results of operations.

The outcome of litigation in which we have been named as a defendant is unpredictable and an adverse decision in any such matter could subject us to damage awards and lower the market price of our stock.

We are a defendant in a litigation matter described under the heading “Business—Legal Proceedings” appearing elsewhere in this prospectus. This and any other future litigation may divert financial and management resources that would otherwise be used to benefit our operations. Although we intend to contest the lawsuit vigorously, we cannot assure you that the results of the litigation will be favorable to us. An adverse resolution of the lawsuit or others in the future, including the results of any amicable settlement, could subject us to material damage awards or settlement payments or otherwise harm our business.

Our financial results may be adversely affected by increased tax rates and exposure to additional tax liabilities.

Our effective tax rate is highly dependent upon the geographic composition of our worldwide earnings and tax regulations governing each region, each of which can change from period to period. We are subject to income taxes in both the U.S. and various foreign jurisdictions, and significant judgment is required to determine our worldwide tax liabilities. Our effective tax rate as well as the actual tax ultimately payable could be adversely affected by changes in the amount of our earnings attributable to countries with differing statutory tax rates, changes in the valuation of our deferred tax assets, changes in tax laws or tax rates (particularly in the U.S. or Ireland), increases in non-deductible expenses, the availability of tax credits, material audit assessments or repatriation of non-U.S. earnings, each of which could materially affect our profitability. Any significant increase in our effective tax rates could materially reduce our net income in future periods and decrease the value of your investment in our common stock.

Changes in tax laws are introduced from time to time to reform U.S. taxation of international business activities. Depending on the final form of legislation enacted, if any, these consequences may be significant for us due to the large scale of our international business activities. If any of these proposals are enacted into legislation, they could have material adverse consequences on the amount of tax we pay and thereby on our financial position and results of operations.

We may incur liability for claims of intellectual property infringement relating to our products.

The semiconductor industry is generally subject to frequent litigation regarding patents and other intellectual property rights. Other companies in the industry have numerous patents that protect their intellectual property rights in these areas, and have made in the past and may make in the future claims that we have infringed or misappropriated their intellectual property rights. One currently pending suit of this type is discussed elsewhere in this prospectus under “Business—Legal Proceedings.” Our customers may assert claims against us for indemnification if they receive claims alleging that their or our products infringe others’ intellectual property rights, and have in the past and may in the future choose not to purchase our products based on their concerns over such a pending claim. In the event of an adverse result of any intellectual property rights litigation, we could be required to pay substantial damages for infringement, expend significant resources to develop non-infringing technology, incur material liability for royalty payments or fees to obtain licenses to the technology covered by the litigation, or be subjected to an injunction, which could prevent us from selling our products and materially and adversely affect our revenue and results of operations. We cannot be sure that we will be successful in any such non-infringing development or that any such license would be available on commercially reasonable terms, if at all. Any claims relating to the infringement of third-party proprietary rights, even if not meritorious, could result in costly litigation, lost sales or damaged customer relationships, and diversion of management’s attention and resources.

Our limited ability to protect our proprietary information and technology may adversely affect our ability to compete.

Our future success and ability to compete is dependent in part upon our protection of our proprietary information and technology through patent filings and otherwise. We cannot be certain that any patents we apply for will be issued or that any claims allowed from pending applications will be of sufficient scope or strength to provide meaningful protection or commercial advantage. Our competitors may also be able to design around our patents. The laws of some countries in which our products are or may be developed, manufactured or sold, may not protect our products or intellectual property rights to the same extent as U.S. laws, increasing the possibility of piracy of our technology and products. Although we intend to vigorously defend our intellectual property rights, we may not be able to prevent misappropriation of our technology.

In addition, we rely on trade secrets, technical know-how and other unpatented proprietary information relating to our product development and manufacturing activities. We try to protect this information by entering into confidentiality agreements with employees and other parties. We cannot be sure that these agreements will be adequate and will not be breached, that we would have adequate remedies for any breach or that our trade secrets and proprietary know-how will not otherwise become known or independently discovered by others.

Additionally, our competitors may independently develop technologies that are substantially equivalent or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain or use our products or technology. Our ability to enforce our patents and other intellectual property is limited by our financial resources and is subject to general litigation risks. If we seek to enforce our rights, we may be subject to claims that the intellectual property rights are invalid, are otherwise not enforceable or are licensed to the party against whom we assert a claim. In addition, our assertion of intellectual property rights could result in the other party seeking to assert alleged intellectual property rights of its own against us, which is a frequent occurrence in such litigations.

If we fail to comply with export control regulations we could be subject to substantial fines or other sanctions, including loss of export privileges.

Certain of our products are subject to the Export Administration Regulations, administered by the Department of Commerce, Bureau of Industry Security, which require that we obtain an export license before we can export products or technology to specified countries. Other products are subject to the International Traffic in Arms Regulations, which restrict the export of information and material that may be used for military or intelligence applications by a foreign person. We are also subject to U.S. import regulations and the import and export regimes of other countries in which we operate. Failure to comply with these laws could result in sanctions by the government, including substantial monetary penalties, denial of export privileges and debarment from government contracts. Export and import regulations may create delays in the introduction of our products in international markets or prevent the export or import of our products to certain countries or customers altogether. Any change in export or import regulations or related legislation, shift in approach by regulators to the enforcement or scope of existing regulations, changes in the interpretation of existing regulations by regulators or change in the countries, persons or technologies targeted by such regulations, could harm our business by resulting in decreased use of our products by, or our decreased ability to export or sell our products to, existing or potential customers with international operations.

We face risks associated with government contracting.

Some of our revenue is derived from contracts with agencies of the U.S. government or subcontracts with its prime contractors. Under some of our government subcontracts, we are required to maintain secure facilities and to obtain security clearances for personnel involved in performance of the contract, in compliance with applicable federal standards. If we were unable to comply with these requirements, or if personnel critical to our performance of these contracts were to lose their security clearances, we might be unable to perform these contracts or compete for other projects of this nature, which could adversely affect our revenue.

We may need to modify our activities or incur substantial costs to comply with environmental laws, and if we fail to comply with environmental laws we could be subject to substantial fines or be required to change our operations.

We are subject to a variety of international, federal, state and local governmental regulations directed at preventing or mitigating climate change and other environmental harms, as well as to the storage, discharge, handling, generation, disposal and labeling of toxic or other hazardous substances used to manufacture our products. If we fail to comply with these regulations, substantial fines could be imposed on us, and we could be required to suspend production, alter manufacturing processes, cease operations, or remediate polluted land, air or groundwater, any of which could have a negative effect on our sales, income and business operations. Failure to comply with environmental regulations could subject us to civil or criminal sanctions and property damage or personal injury claims. Compliance with current or future environmental laws and regulations could restrict our ability to expand our facilities or build new facilities, or require us to acquire additional expensive equipment, modify our manufacturing processes, or incur other substantial expenses which could harm our business, financial condition and results of operations. In addition, under some of these laws and regulations, we could be held financially responsible for remedial measures if our properties or those nearby are contaminated, even if we did not cause the contamination. We have incurred in the past and may in the future incur environmental liability based on the actions of prior owners, lessees or neighbors of sites we have leased or may lease in the future, or sites we become associated with due to acquisitions. We cannot predict:

•	changes in environmental or health and safety laws or regulations;

•	the manner in which environmental or health and safety laws or regulations will be enforced, administered or interpreted;

•	our ability to enforce and collect under indemnity agreements and insurance policies relating to environmental liabilities; or

•

the cost of compliance with future environmental or health and safety laws or regulations or the costs associated with any future environmental claims, including the cost of clean-up of currently unknown environmental conditions.

In addition to the costs of complying with environmental, health and safety requirements, we may in the future incur costs defending against environmental litigation brought by government agencies and private parties. We may be defendants in lawsuits brought by parties in the future alleging environmental damage, personal injury or property damage. A significant judgment against us could harm our business, financial condition and results of operations.

Environmental regulations such as the WEEE and RoHS directives limit our flexibility and may require us to incur material expense.

Various countries require companies selling a broad range of electrical equipment to conform to regulations such as the Waste Electrical and Electronic Equipment (WEEE) and the European Directive 2002/95/Ec on restriction of hazardous substances (RoHS). New environmental standards such as these could require us to redesign our products in order to comply with the standards, require the development of compliance administration systems or otherwise limit our flexibility in running our business or require us to incur substantial compliance costs. For example, RoHS requires that certain substances be removed from all electronic components. The WEEE directive makes producers of electrical and electronic equipment financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. We have already invested significant resources into complying with these regimes, and further investments may be required. Alternative designs implemented in response to regulation may be more costly to produce, resulting in an adverse effect on our gross profit margin. If we cannot develop compliant products in a timely fashion or properly administer our compliance programs, our revenue may also decline due to lower sales, which would adversely affect our operating results. Further, if we were found to be non-compliant with any rule or regulation, we could be subject to fines, penalties and/or restrictions imposed by government agencies that could adversely affect our operating results.

Our revolving credit facility could result in outstanding debt with a claim to our assets that is senior to that of our stockholders, and may have other adverse effects on our results of operations.

We have a revolving credit facility with RBS Business Capital with a potential future borrowing availability of up to $50.0 million, subject to compliance with financial and other covenants. As of July 1, 2011, our borrowing capacity under the revolving credit facility was $36.6 million. The facility is secured by a first priority lien on substantially all of our assets. The amount of our indebtedness could have important consequences, including the following:

•	our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes may be limited;

•	no proceeds will be available for distribution to our stockholders in a sale or liquidation until any balance on the line is repaid in full;

•	we may be more vulnerable to economic downturns, less able to withstand competitive pressures and less flexible in responding to changing business and economic conditions;

•	cash flow from operations will be allocated to the payment of the principal of, and interest on, any outstanding indebtedness; and

•

we cannot assure you that our business will generate sufficient cash flow from operations or other sources to enable us to meet our payment obligations under the facility and to fund other liquidity needs.

Our revolving loan facility also contains certain restrictive covenants that may limit or eliminate our ability to, among other things, incur additional debt, sell, lease or transfer our assets, pay dividends, make capital expenditures, investments and loans, make acquisitions, guarantee debt or obligations, create liens, enter into transactions with our affiliates, enter into new lines of business and enter into certain merger, consolidation or other reorganizations transactions. These restrictions could limit our ability to withstand downturns in our business or the economy in general or to take advantage of business opportunities that may arise, any of which could place us at a competitive disadvantage relative to our competitors that are not subject to such restrictions. If we breach a loan covenant, the lenders could either refuse to lend funds to us or accelerate the repayment of any outstanding borrowings under the revolving credit facility. We might not have sufficient assets to repay such indebtedness upon a default. If we are unable to repay the indebtedness, the lenders could initiate a bankruptcy proceeding against us or collection proceedings with respect to our assets securing the facility, which could materially decrease the value of our common stock.

We are a holding company and rely on dividends, distributions and other payments, advances and transfers of funds from our subsidiaries to meet our obligations.

We have no direct operations and derive all of our cash flow from our subsidiaries. Because we conduct our operations through our subsidiaries, we depend on those entities for dividends and other payments or distributions to meet our operating needs. Legal and contractual restrictions in any existing and future outstanding indebtedness we or our subsidiaries incur may limit our ability to obtain cash from our subsidiaries. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason could limit or impair their ability to pay dividends or other distributions to us.

Variability in self-insurance liability estimates could impact our results of operations.

We self-insure for employee health insurance and workers’ compensation insurance coverage up to a predetermined level, beyond which we maintain stop-loss insurance from a third-party insurer. Our aggregate exposure varies from year to year based upon the number of participants in our insurance plans. We estimate our self-insurance liabilities using an analysis provided by our claims administrator and our historical claims experience. Our accruals for insurance reserves reflect these estimates and other management judgments, which are subject to a high degree of variability. If the number or severity of claims for which we self-insure increases, it could cause a material change to our reserves for self-insurance liabilities, as well as to our earnings.

We may be subject to liabilities based on alleged links between the semiconductor manufacturing process and certain illnesses and birth defects.

In recent years, there has been increased media scrutiny and associated reports regarding a potential link between working in semiconductor manufacturing clean room environments and birth defects and certain illnesses, primarily cancer. Regulatory agencies and industry associations have begun to study the issue to determine if any actual correlation exists. Because we utilize clean rooms, we may become subject to liability claims alleging personal injury. In addition, these reports may also affect our ability to recruit and retain employees. A significant judgment against us or material defense costs could harm our reputation, business, financial condition and results of operations.

We rely on third parties to provide corporate infrastructure services necessary for the operation of our business. Any failure of one or more of our vendors to provide these services could have a material adverse effect on our business.

We rely on third-party vendors to provide critical corporate infrastructure services, including, among other things, certain services related to information technology, network development and monitoring, and human resources. We depend on these vendors to ensure that our corporate infrastructure will consistently meet our business requirements. The ability of these third-party vendors to successfully provide reliable, high quality services is subject to technical and operational uncertainties that are beyond our control. While we may be entitled to damages if our vendors fail to perform under their agreements with us, our agreements with these vendors limit the amount of damages we may receive. In addition, we do not know whether we will be able to collect on any award of damages or that any such damages would be sufficient to cover the actual costs we would incur as a result of any vendor’s failure to perform under its agreement with us. Any failure of our corporate infrastructure could have a material adverse effect on our business, financial condition and results of operations. Upon expiration or termination of any of our agreements with third-party vendors, we may not be able to replace the services provided to us in a timely manner or on terms and conditions, including service levels and cost, that are favorable to us and a transition from one vendor to another vendor could subject us to operational delays and inefficiencies until the transition is complete.

Risks Relating to This Offering, Our Stock and Our Capitalization

An active trading market for our common stock may not develop and you may not be able to sell your common stock at or above the initial public offering price.

Prior to this offering, there has been no public market for our common stock. An active trading market for our common stock may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your common stock at an attractive price, or at all. The initial public offering price for our common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your common stock at or above the initial public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our future ability to raise capital by selling our common stock and may impair our ability to acquire other complementary technologies, design teams, products and companies by using our common stock as consideration.

The market price of our common stock may be volatile, which could result in substantial losses for investors purchasing shares in this offering.

You should consider an investment in our common stock risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. In addition to the risks described in this prospectus, factors that may cause the market price of our common stock to fluctuate include:

•	changes in general economic, industry and market conditions;

•	domestic and international economic factors unrelated to our performance;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in or failure to meet publicly disclosed expectations as to our future financial performance;

•	changes in securities analysts’ estimates of our financial performance or lack of research and reports by industry analysts;

•	changes in market valuations or earnings of similar companies;

•	addition or loss of significant customers;

•	announcements by us or our competitors, customers or suppliers of significant products, contracts, acquisitions, strategic partnerships or other events;

•

developments or disputes concerning patents or proprietary rights, including increases or decreases in litigation expenses associated with intellectual property lawsuits we may initiate, or in which we may be named as defendants;

•	failure to complete significant sales;

•	developments concerning current or future strategic alliances or acquisitions;

•	any future sales of our common stock or other securities; and

•	additions or departures of directors, executives or key personnel.

Furthermore, the stock markets recently have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our common stock. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our common stock or change their opinion of our common stock, our stock price would likely decline. If one or more of these analysts cease their coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

Upon expiration of lock-up agreements between the underwriters and our officers, directors and certain holders of our common stock, a substantial number of shares of our common stock could be sold into the public market shortly after this offering, which could depress our stock price.

Our officers, directors and certain holders of our common stock, options and warrants, holding substantially all of our outstanding shares of common stock prior to completion of this offering, have entered into lock-up agreements with our underwriters which prohibit, subject to certain limited exceptions, the disposal or pledge of, or the hedging against, any of their common stock or securities convertible into or exchangeable for shares of common stock for a period through the date 180 days after the date of this prospectus, subject to extension in certain circumstances. The market price of our common stock could decline as a result of sales by our existing stockholders in the market after this offering and after the expiration of these lock-up periods, or the perception that these sales could occur. Once a trading market develops for our common stock, and after these lock-up periods expire, many of our stockholders will have an opportunity to sell their stock for the first time. These factors could also make it difficult for us to raise additional capital by selling equity or equity-related securities in the future at a time and price we deem appropriate. See “Shares Eligible for Future Sale” appearing elsewhere in this prospectus.

Our common stock price may decline if a substantial number of shares are sold in the market by our stockholders.

Future sales of substantial amounts of shares of our common stock by our existing stockholders in the public market, or the perception that these sales could occur, may cause the market price of our common stock to decline. Increased sales of our common stock in the market for any reason could exert significant downward pressure on our stock price. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price we deem appropriate.

Some of our stockholders can exert control over us, and they may not make decisions that reflect our interests or those of other stockholders.

Our largest stockholders control a significant amount of our outstanding common stock. As of July 15, 2011, John and Susan Ocampo beneficially owned 66.3% of our common stock and certain investment funds affiliated with Summit Partners, L.P. owned 23.8% of our common stock, each on an as-converted basis. After this offering, John and Susan Ocampo will beneficially own approximately     % and certain investment funds affiliated with Summit Partners, L.P. will own approximately     % of our common stock, assuming no exercise by the underwriters of their over-allotment option. As a result, these stockholders will be able to exert a significant degree of influence over our management and affairs and control over matters requiring stockholder approval, including the election of our directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of us and might affect the market price of our securities. In addition, the interests of these stockholders may not always coincide with your interests or the interests of other stockholders.

We may engage in future capital-raising transactions that dilute our stockholders or cause us to incur debt.

We may issue additional equity, debt or convertible securities to raise capital in the future. If we do, existing stockholders may experience significant further dilution. In addition, new investors may demand rights, preferences or privileges that differ from, or are senior to, those of our existing stockholders. Our incurrence of indebtedness could limit our operating flexibility and be detrimental to our results of operations.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could adversely affect our operating results.

As a public company we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with applicable corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Act, as well as related rules and regulations implemented by the SEC and Nasdaq. In addition, our management team will have to adapt to the requirements of being a public company. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are unable to currently estimate these costs with any degree of certainty. We also expect these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage than used to be available. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

We are required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning as early as the time of filing of our Annual Report on Form 10-K for the fiscal year ending September 28, 2012 and no later than the fiscal year ending September 27, 2013, we will be required to furnish a report by our management on our internal control over financial reporting. Such a report will contain, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. We have not completed the system and process documentation and evaluation needed to comply with these requirements. If our management identifies one or more material weaknesses in our internal control over financial reporting during this process, we will be unable to assert such internal control is effective. If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price. We cannot assure you that we will not have deficiencies or weaknesses in our internal controls over financial reporting in the future.

In addition, as a new public company, we are implementing additional financial and management controls, reporting systems and procedures and are hiring additional accounting and finance staff in order to ensure the accuracy and completeness of our financial reports even before we are subject to the management report requirements under Section 404 of the Sarbanes-Oxley Act. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired, which could lead to inaccurate financial reports, which in turn could adversely affect our stock price.

We may also rely on external consultants to supplement our internal controls. For example, prior to completion of this offering, we have relied on external consultants to supplement our internal controls over financial reporting in connection with our accounting for income taxes and other complex accounting and financial matters, some of which require significant technical accounting expertise or require significant judgment. Use of external consultants involves additional risk that our external consultants may not perform as expected, or that coordination between our internal and external resources may not be adequate, resulting in one or more procedures not being performed or reviewed as planned, or one or more errors not being identified and corrected. If we do not effectively manage our outside consultants or if they fail to perform as expected or fail to provide an adequate level of expertise in certain areas, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired and the accuracy and completeness of our financial reports could be compromised, which could adversely affect our stock price.

We are obligated to use a substantial portion of the net proceeds from this offering to make a preference payment to the holders of our Class B convertible preferred stock, and management may apply the remainder of the net proceeds from this offering to uses that do not increase our market value or improve our operating results.

We plan to use $             of the net proceeds from this offering to pay to the holders of our Class B convertible preferred stock a preference payment to which they are entitled under our current amended and restated certificate of incorporation in connection with the conversion of the Class B convertible preferred stock prior to completion of this offering. We plan to use any remaining net proceeds from this offering for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire or make investments in complementary technologies, design teams, products and companies. We cannot state with certainty how our management will use these net proceeds. Accordingly, our management will have considerable discretion in applying our net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether we are using our net proceeds appropriately. We may use our net proceeds for purposes that do not result in any increase in our results of operations or market value. Until the net proceeds we receive are used, they may be placed in investments that do not produce income or that lose value.

Anti-takeover provisions in our charter documents and Delaware law could prevent or delay a change in control of our company that stockholders may consider beneficial and may adversely affect the price of our stock.

Provisions of our fourth amended and restated certificate of incorporation and second amended and restated bylaws, each of which will be effective immediately following the completion of this offering, may discourage, delay or prevent a merger, acquisition or change of control that a stockholder may consider favorable. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include authorizing the issuance of “blank check” preferred stock, staggered elections of directors, and establishing advance notice requirements for nominations for election to the board of directors and for proposing matters to be submitted to a stockholder vote. Provisions of Delaware law may also discourage, delay or prevent someone from acquiring or merging with our company or obtaining control of our company. Specifically, Section 203 of the Delaware General Corporate Law may prohibit business combinations with stockholders owning 15% or more of our outstanding voting stock and could reduce our value.

We do not intend to pay dividends for the foreseeable future.

We do not intend to pay any cash dividends on our common stock in the foreseeable future. The payment of cash dividends is restricted under the terms of the agreements governing our indebtedness. In addition, because we are a holding company, our ability to pay cash dividends may be limited by restrictions on our ability to obtain sufficient funds through dividends from subsidiaries, including restrictions under the terms of the agreements governing our indebtedness. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

You will incur immediate and substantial dilution as a result of this offering.

If you purchase common stock in this offering, you will pay more for your stock than the amounts paid by existing stockholders for their stock. As a result, you will incur immediate and substantial dilution of $             per share, representing the difference between the initial public offering price of $             per share (the mid-point of the estimated price range set forth on the cover page of this prospectus) and our as adjusted net tangible book value per share after giving effect to this offering. See “Dilution” appearing elsewhere in this prospectus.

We expect to be a “controlled company” within the meaning of the rules of the Nasdaq Stock Market, and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After completion of this offering, we expect John and Susan Ocampo to continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the Nasdaq Stock Market. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•

the requirement that the listed company have a nominating and governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•

the requirement that the listed company have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and governance and compensation committees.

Following this offering, we may utilize each of these exemptions. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Stock Market.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in the sections of this prospectus entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Compensation Discussion and Analysis.” Forward-looking statements include, among others, information concerning our possible or assumed future results of operations, business strategies, competitive position, industry, and potential growth and market opportunities. Forward-looking statements include all statements that are not historical facts and generally may be identified by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “would” or similar expressions and the negatives of those terms.

Forward-looking statements contained in this prospectus reflect our views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause events or our actual activities or results to differ significantly from those expressed in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, actions, levels of activity, performance or achievements. Readers are cautioned not to place undue reliance on these forward-looking statements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, among others, those factors described in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

All forward-looking statements included in this prospectus are based on information available to us on the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission (SEC) as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

MARKET, INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including market opportunity and market size, is based on information from various publicly available sources, on assumptions that we have made that are based on that data and other similar sources and on our knowledge of the markets for our products and services. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified any third-party information and cannot assure you of its accuracy or completeness. While we believe the information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of common stock in this offering will be approximately $             million, assuming an initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the common stock sold by the selling stockholders in this offering. A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds from this offering by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

We plan to use $             of the net proceeds from this offering to pay to the holders of our Class B convertible preferred stock a preference payment to which they are entitled under our current amended and restated certificate of incorporation in connection with the conversion of the Class B convertible preferred stock prior to completion of this offering. See “Certain Relationships and Related Person Transactions—Sale of Class B Convertible Preferred Stock and Warrants” appearing elsewhere in this prospectus for a description of this payment. We plan to use any remaining net proceeds from this offering for general corporate purposes, including working capital. We may also use a portion of these proceeds for the acquisition of, or investment in, complementary technologies, design teams, products and companies that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments.

DIVIDEND POLICY

We declared a one-time special dividend in the aggregate amount of $80.0 million on our Series A-1 convertible preferred stock, Series A-2 convertible preferred stock and common stock in January 2011. We do not intend to pay any additional cash dividends on our common stock in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and growth of our business. We are also restricted from paying dividends under certain requirements of law and the terms of the agreements governing our indebtedness. Any future determination to pay dividends will be subject to the discretion of our board of directors and will depend on various factors, including applicable laws, our results of operations, financial condition and liquidity requirements, restrictions that may be imposed by agreements governing our indebtedness and any other factors that our board of directors may consider relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of July 1, 2011:

•	on an actual basis; and

•

on a pro forma basis, as adjusted to give effect to (i) the conversion of all of our convertible preferred stock into an aggregate of 150,991,337 shares of our common stock to be effected upon the completion of this offering, including settlement of the Class B conversion liability, and (ii) the issuance and sale by us of              shares of common stock in this offering, and the application of the net proceeds from the sale of such shares as described in “Use of Proceeds” at an assumed initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting any estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Our capitalization following this offering will depend upon the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with the sections entitled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of July 1, 2011
	Actual	Pro Forma, as Adjusted (unaudited)
	(in thousands except share data)
Cash and cash equivalents	$36,728

Class B conversion liability	$98,692

Convertible preferred stock, $0.001 par value:
Series A-1 convertible preferred stock: 100,000,000 shares authorized, 100,000,000 shares issued and outstanding, actual; no shares issued and outstanding, pro forma as adjusted	$64,000
Series A-2 convertible preferred stock: 17,626,500 shares authorized, 16,821,780 shares issued and outstanding, actual; no shares issued and outstanding, pro forma as adjusted	42,400

Convertible preferred stock	106,400

Redeemable convertible preferred stock, $0.001 par value:
Class B convertible preferred stock: 34,169,560 shares authorized, 34,169,559.75 shares issued and outstanding, actual; no shares issued and outstanding, pro forma as adjusted	74,228

Stockholders’ equity (deficit)
Common stock, $0.001 par value: 208,921,494 shares authorized, 7,653,799 shares issued and outstanding, actual; shares authorized, shares authorized, shares issued and outstanding, pro forma as adjusted	7
Accumulated other comprehensive loss	(154)
Additional paid-in capital	—
Accumulated deficit	(180,507)

Total stockholders’ equity (deficit)	(180,654)

Total capitalization	$(26)

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) the amount of cash and cash equivalents, working capital, total assets and total stockholders’ equity and total capitalization by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares of our common stock offered by us would increase (decrease) the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $             million, assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The number of shares in the table above excludes, as of July 1, 2011:

•

            shares of our common stock reserved for future issuance under our 2011 Omnibus Incentive Plan, which will become effective in connection with this offering, as more fully described in “Executive Compensation—Employee Benefit and Stock Plans;”

•

9,414,602 shares of our common stock issuable upon the exercise of options outstanding as of July 1, 2011, to purchase shares of our common stock at a weighted-average exercise price of $0.315 per share;

•	5,125,431 shares of our common stock issuable upon the exercise of warrants outstanding as of July 1, 2011, to purchase shares of our common stock at an exercise price of $3.511898 per share; and

•

            shares of our common stock reserved for future issuance under our 2011 Employee Stock Purchase Plan, which will become effective in connection with this offering, as more fully described in “Executive Compensation—Employee Benefit and Stock Plans.”

DILUTION

If you invest in our common stock, your investment will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after completion of this offering.

The historical net tangible book value of our common stock as of July 1, 2011 was $(26.7) million, or $(3.95) per share. Historical net tangible book value per share represents our total tangible assets (total assets less intangible assets) less total liabilities divided by the number of shares of outstanding common stock. After giving effect to (i) the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 150,991,337 shares of our common stock, the pro forma net tangible book value before this offering would be $         million, or $         per share, and (ii) the issuance and sale by us of              shares of our common stock in this offering at the assumed initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and our estimated offering expenses payable by us, our pro forma, as adjusted net tangible book value as of July 1, 2011 would have been $             million, or $             per share. This represents an immediate increase in net tangible book value of $             per share to our existing stockholders and an immediate dilution of $             per share to our new investors purchasing shares of common stock in this offering.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share of common stock	$
Pro forma net tangible book value per share as of July 1, 2011
Increase in pro forma net tangible book value per share attributable to the sale of shares of our common stock in this offering
Pro forma, as adjusted net tangible book value per share immediately after this offering

Pro forma dilution per share to new investors	$

The following table sets forth as of July 1, 2011, on a pro forma basis, as adjusted as described above, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders and by new investors purchasing shares in this offering, based on an assumed initial public offering price of $             per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), and before deducting any estimated underwriting discounts and commissions and estimated offering expenses:

	Total Shares		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent

Existing stockholders		%	$	%	$

New investors		%	$	%	$

Total		100%		$100%	$

The sale of              shares of our common stock to be sold by the selling stockholders in this offering, which assumes no exercise of the underwriters’ over-allotment option, will reduce the number of shares of our common stock held by existing stockholders to             , or     % of the total shares outstanding, and will increase the number of shares of our common stock held by new investors to             , or     % of the total shares of our common stock outstanding in each case assuming no exercise of the underwriters’ over-allotment option.

If the underwriters exercise their over-allotment option in full, the number of shares of common stock held by the new investors will be increased to             , or approximately     % of the total number of shares of our common stock outstanding after this offering. A $1.00 increase (decrease) in the assumed initial public offering

price of $             per share would increase (decrease) total consideration paid by new stockholders by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, our existing stockholders would own between     % and     %, in the aggregate, and new investors purchasing shares in this offering would own between     % and     %, in the aggregate, of the total number of shares of our common stock outstanding after this offering.

The tables and calculations above exclude:

•

            shares of our common stock reserved for future issuance under our 2011 Omnibus Incentive Plan, which will become effective in connection with this offering, as more fully described in “Executive Compensation—Employee Benefit and Stock Plans;”

•

9,414,602 shares of our common stock issuable upon the exercise of options outstanding as of July 1, 2011, to purchase shares of our common stock at a weighted-average exercise price of $0.315 per share;

•	5,125,431 shares of our common stock issuable upon the exercise of warrants outstanding as of July 1, 2011, to purchase shares of our common stock at an exercise price of $3.511898 per share; and

•

            shares of our common stock reserved for future issuance under our 2011 Employee Stock Purchase Plan, which will become effective in connection with this offering, as more fully described in “Executive Compensation—Employee Benefit and Stock Plans.”

SELECTED FINANCIAL DATA

You should read the following selected financial data in conjunction with our combined consolidated financial statements and related notes, as well as the sections titled “Risk Factors,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

We were incorporated in March 2009 and completed the M/A-COM Acquisition on March 30, 2009. We acquired Mimix on May 28, 2010. Because we and Mimix had the same majority owner since our incorporation, we present in this prospectus combined financial statements in a manner similar to a pooling-of-interests. Because our majority owner acquired control of Mimix before acquiring control of M/A-COM, we treat Mimix as our accounting acquirer for financial statement presentation purposes. Accordingly, our financial statements are presented as if the Mimix Merger occurred on the date of our incorporation in March 2009, the date in which we came under common control with Mimix, and the financial statements for periods prior to March 30, 2009 reflect only the operations of Mimix. We derived (i) the statements of operations data for the fiscal years ended September 30, 2008, October 2, 2009 and October 1, 2010, and for the nine months ended July 1, 2011, and (ii) the balance sheet data as of October 2, 2009, October 1, 2010 and July 1, 2011, from our audited combined consolidated financial statements, which appear elsewhere in this prospectus. We derived the statements of operations data for the nine months ended July 2, 2010 from our unaudited combined consolidated financial statements, which appear elsewhere in this prospectus. We derived the consolidated balance sheet data as of September 30, 2006, 2007 and 2008 and the statements of operations data for the fiscal years ended September 30, 2006 and 2007 from our financial systems. These unaudited combined consolidated financial statements have been prepared on a basis consistent with our audited combined consolidated financial statements, and in the opinion of our management, include all adjustments, consisting only of normal, recurring adjustments and accruals, necessary for a fair presentation of our financial position and results of operations for the periods presented. All information presented as pro forma below is unaudited. We believe the financial results prior to March 30, 2009 are not comparable to our financial results for subsequent periods because they reflect only the operations of Mimix. Beginning with our fiscal year 2009, we adopted a 52-or 53-week fiscal year ending on the Friday closest to September 30.

For additional information on our presentation of financial statements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—History and Basis of Presentation” appearing elsewhere in this prospectus.

	Fiscal Years					Nine Months Ended
	2006	2007	2008	2009	2010	July 2, 2010	July 1, 2011
Statements of Operations Data (in thousands, except per share data):						(Unaudited)
Revenue	$20,189	$21,959	$25,423	$102,718	$260,297	$186,124	$231,493
Cost of revenue	16,039	12,718	17,228	77,171	166,554	120,264	134,516

Gross profit	4,150	9,241	8,195	25,547	93,743	65,860	96,977
Operating expenses:
Research and development	5,876	6,643	6,728	13,553	25,795	18,672	25,533
Selling, general and administrative	5,815	6,762	6,047	25,601	45,860	33,281	36,617
Accretion of contingent consideration	—	—	—	2,800	2,000	1,500	660
Restructuring charges	—	—	—	5,100	2,234	1,369	866

Total operating expenses	11,691	13,405	12,775	47,054	75,889	54,822	63,676

Income (loss) from operations	(7,541)	(4,164)	(4,580)	(21,507)	17,854	11,038	33,301

Other (expense) income:
Gain on bargain purchase	—	—	—	27,073	—	—	—
Accretion of common stock warrant liability (1)	—	—	—	—	—	—	(10,241)
Accretion of Class B conversion liability (2)	—	—	—	—	—	—	(57,051)
Interest expense	(87)	(109)	(1,009)	(1,699)	(2,323)	(1,738)	(750)

Total other (expense) income, net	(87)	(109)	(1,009)	25,374	(2,323)	(1,738)	(68,042)

Income (loss) before income taxes	(7,628)	(4,273)	(5,589)	3,867	15,531	9,300	(34,741)
Income tax (provision) benefit	—	—	—	124	(8,996)	(5,167)	(3,779)

Net income (loss) from continuing operations	(7,628)	(4,273)	(5,589)	3,991	6,535	4,133	(38,520)

Net income from discontinued operations	—	—	—	198	494	1,160	754

Net income (loss)	(7,628)	(4,273)	(5,589)	4,189	7,029	5,293	(37,766)
Less: net income attributable to noncontrolling interest in a subsidiary	—	—	—	23	195	195	—

Net income (loss) attributable to controlling interest	(7,628)	(4,273)	(5,589)	4,166	6,834	5,098	(37,766)
Accretion to redemption value of redeemable preferred stock and preferred stock dividends (3)	(1,435)	(1,776)	(1,780)	(3,559)	(6,298)	(4,585)	(79,062)

Net income (loss) attributable to common stockholders	$(9,063)	$(6,049)	$(7,369)	$607	$536	$513	$(116,828)

Basic and diluted income (loss) per common share:
Income (loss) from continuing operations	$(11.98)	$(7.94)	$(9.67)	$0.01	$0.00	$(0.01)	$(20.53)
Income from discontinued operations	—	—	—	0.00	0.01	0.02	0.13

Net income (loss)	$(11.98)	$(7.94)	$(9.67)	$0.01	$0.01	$0.01	$(20.40)

Shares used to compute net income (loss) per common share:
Basic	757	762	762	52,806	47,521	62,200	5,727

Diluted	757	762	762	53,366	50,343	62,553	5,727

Pro forma net income (loss) per common share: (4)
Basic					$		$

Diluted					$		$

Shares used to compute pro forma net income (loss) per common share: (4)
Basic

Diluted

	As of
	September 30,			October 2, 2009	October 1, 2010	July 1, 2011
	2006	2007	2008
Consolidated Balance Sheet Data (in thousands):
Cash and cash equivalents	$273	$160	$3,718	$15,358	$23,946	$36,728
Working capital (deficit)	131	(3,997)	6,184	46,313	56,955	70,480
Total assets	9,755	14,449	15,025	153,315	164,836	204,592
Note payable (5)	—	—	—	30,191	30,000	—
Class B conversion liability	—	—	—	—	—	98,692
Convertible and redeemable preferred stock	26,441	28,217	—	—	—	180,628
Stockholders’ equity (deficit)	2,006	(1,799)	7,122	37,215	44,655	(180,654)

Dividends of $0.63 per share, $0.81 per share and $0.61 per share were paid to the record holders as of January 4, 2011 of our Series A-1 convertible preferred stock, Series A-2 convertible preferred stock and common stock, respectively, aggregating $80.0 million.

(1)	Represents changes in the fair value of common stock warrants recorded as liabilities and adjusted each reporting period to fair value.

(2)	Represents changes in the fair value of certain features of our Class B convertible preferred stock that are recorded as liabilities and adjusted each reporting period to fair value.

(3)	For the nine months ended July 1, 2011, includes $76.2 million of dividends declared and paid in January 2011 to holders of our Series A-1 and A-2 convertible preferred stock.

(4)	Assumes the conversion of all outstanding shares of our convertible preferred stock into 150,991,337 shares of common stock upon completion of this offering and the issuance of shares to fund, in a manner similar to a dividend, the settlement of the Class B preference payment.

(5)	Reflects seller financing in connection with the M/A-COM Acquisition, which was subsequently paid off in December 2010.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our combined consolidated financial statements and related notes, as well as the sections titled “Risk Factors,” “Capitalization” and “Selected Financial Data” appearing elsewhere in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Actual results may differ materially from those contained in or implied by any forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

We are a leading provider of high-performance analog semiconductor solutions for use in wireless and wireline applications across the RF, microwave and millimeterwave spectrum. We leverage our system-level expertise to design and manufacture differentiated, high-value products for customers who demand high performance, quality and reliability. The diversity and depth of our business across technologies, products, applications, end markets and geographies provide us with a stable foundation for growth and enable us to develop strong relationships with our customers. We offer over 3,000 standard and custom devices, ICs, multi-chip modules and complete subsystems across 38 product lines serving over 6,000 end customers in three large and growing primary markets. Our primary markets are Networks, which includes CATV, cellular backhaul, cellular infrastructure and fiber optic applications; A&D; and Multi-market, which includes automotive, industrial, medical, mobile and scientific applications. We have one reportable operating segment, semiconductors and modules.

History and Basis of Presentation

M/A-COM Technology Solutions Holdings, Inc. was incorporated in the State of Delaware on March 25, 2009 and on March 30, 2009, acquired 100% of the outstanding stock of M/A-COM Technology Solutions Inc. and M/ACOM Technology Solutions (Cork) Limited and the related M/A-COM brand, which we refer to as the M/A-COM Acquisition.

Throughout this Management’s Discussion and Analysis of Financial Condition and Results of Operations, references to “Mimix” refer to Mimix Holdings, Inc. as a standalone entity prior to its acquisition; references to “M/A-COM” refer to M/A-COM Technology Solutions Holdings, Inc. and its consolidated subsidiaries prior to its acquisition of Mimix; and references to “we,” “us” and “our” refer to the combined M/A-COM and Mimix businesses and operations or to M/A-COM Technology Solutions Holdings, Inc. and its consolidated subsidiaries as the context requires.

We acquired Mimix, a supplier of high-performance GaAs semiconductors, on May 28, 2010 (Mimix Merger) for its complementary products and technologies in our primary markets. Although Mimix operated as an independent company before the acquisition, M/A-COM and Mimix had the same majority owner, who had controlled Mimix prior to our incorporation. We therefore present in this prospectus combined financial statements in a manner similar to a pooling-of-interests. We treat Mimix as our accounting acquirer for financial statement presentation purposes because our majority owner acquired control of Mimix before acquiring control of M/A-COM. Accordingly, our financial statements are presented as if the Mimix Merger occurred on the date of our incorporation in March 2009, when we came under common control with Mimix. Our financial statements for periods prior to March 30, 2009 reflect only the operations of Mimix and do not reflect the operations of M/A-COM. More specifically, our financial statements for fiscal year 2008 reflect only the operations of Mimix. Our financial statements for fiscal year 2009 reflect only the operations of Mimix through March 30, 2009 and reflect the combined operations of Mimix and M/A-COM from March 30, 2009 through October 2, 2009.

We believe that our financial results for periods prior to March 30, 2009 are not representative of our current business and are not comparable to our financial results for subsequent periods because those results reflect only the operations of Mimix. Accordingly, in discussing and analyzing our financial statements in this Management’s Discussion and Analysis of Financial Condition and Results of Operations, we focus primarily on our more recent results in fiscal year 2010 and the nine month periods ended July 2, 2010 and July 1, 2011.

Beginning with our fiscal year 2009, we adopted a 52-or 53-week fiscal year ending on the Friday closest to September 30.

Discontinued Operations

During the nine months ended July 1, 2011, in keeping with our focus on high-performance analog semiconductor solutions for use in wireless and wireline applications across the RF, microwave and millimeterwave spectrum, we divested non-core laser diode and ferrite business lines that have been reported as discontinued operations. Unless otherwise noted, we exclude the discontinued operations from our discussion of revenue, cost of revenue and expenses.

Description of Our Revenue, Cost of Revenue and Expenses

Revenue. Substantially all of our revenue is derived from sales of high-performance analog semiconductor solutions for use in wireless and wireline applications across the RF, microwave and millimeterwave spectrum. We design, integrate, manufacture and package differentiated product solutions that we sell to customers through our direct sales organization, our network of independent sales representatives and our distributors.

We believe the primary drivers of our future revenue growth will include:

•	increasing design wins with new and existing customers, with a focus on early customer engagement;

•	increasing content of our semiconductor solutions in our customers’ systems through cross-selling of our 38 product lines;

•	introduction of, and the market’s reception to, new products that command higher prices because of added features, higher levels of integration and improved performance; and

•	growth in the market for high-performance analog semiconductors generally, and in our three primary markets in particular.

Cost of revenue. Cost of revenue consists primarily of the cost of semiconductor wafers and other materials used in the manufacture of our products, and the cost of assembly and testing of our products, whether performed by our internal manufacturing personnel or outsourced vendors. Cost of revenue also includes costs associated with personnel engaged in our manufacturing operations, such as wages and share-based compensation expense, as well as costs and overhead related to our manufacturing operations, including lease occupancy and utility expense related to our manufacturing operations, depreciation, production computer services and equipment costs, and the cost of our manufacturing quality assurance and supply chain activities. Further, cost of revenue includes the impact of warranty and inventory adjustments, including write-downs for excess and obsolete inventory as well as amortization of intangible assets related to acquired technology.

One of our objectives is to increase our gross margin, which is our gross profit expressed as a percentage of our revenue. We seek to introduce high-performance products that are valued by our customers for their ability to address technically challenging applications, rather than commoditized products used in high-volume applications where cost, rather than performance, is the highest priority. We also strive to continuously reduce our costs and to improve the efficiency of our manufacturing operations.

Our gross margin in any period is significantly affected by industry demand and competitive factors in the markets into which we sell our products. Gross margin is also significantly affected by our product mix, that is, the percentage of our revenue in that period that is attributable to relatively higher or lower-margin products. Additional factors affecting our gross margin include fluctuations in the cost of wafers and materials, including precious metals, utilization of our fab, level of usage of outsourced manufacturing, assembly and test services, changes in our manufacturing yields, changes in foreign currencies and numerous other factors, some of which are not under our control. As a result of these or other factors, we may be unable to maintain or increase our gross margin in future periods and our gross margin may fluctuate from period to period.

Our gross margin was 36.0% in fiscal year 2010 and 41.9% and 35.4%, respectively, for the nine months ended July 1, 2011 and July 2, 2010.

Research and development. Research and development (R&D) expense consists primarily of costs relating to our employees engaged in the design and development of our products and technologies, including wages and share-based compensation. R&D expense also includes costs for consultants, facilities, services related to supporting computer design tools used in the engineering and design process, prototype development and project materials. We expense all research and development costs as incurred.

Selling, general and administrative. Selling, general and administrative (SG&A) expense consists primarily of costs of our executives, sales and marketing, finance, human resources and administrative organizations, including wages and share-based compensation. SG&A expense also includes professional fees, sales commissions paid to independent sales representatives, costs of advertising, trade shows, marketing, promotion, travel, occupancy and equipment costs, computer services costs, costs of providing customer samples and amortization of certain intangible assets relating to customer relationships.

Accretion of contingent consideration. We have partially funded the acquisition of businesses through contingent earn-out consideration, in which we have agreed to pay contingent amounts to the previous owners of acquired businesses based upon those businesses achieving contractual milestones. We record these obligations as liabilities at fair value and any changes in fair value are reflected in our earnings.

Restructuring charges. Following the M/A-COM Acquisition in March 2009, we began implementing our strategy to align our operations with the economic environment and our long-term fab-lite strategy, beginning with an initial staff reduction in April 2009. Restructuring expense consists of severance and related costs incurred in connection with reductions in staff. In fiscal years 2009 and 2010 and for the nine months ended July 1, 2011, we incurred $8.2 million of restructuring costs. We expect to incur an additional $0.7 million as we complete our planned restructuring in the fourth quarter of fiscal year 2011 or early in fiscal year 2012.

Other (expense) income. Other (expense) income consists of a gain on bargain purchase in 2009 in connection with the M/A-COM Acquisition, accretion of our common stock warrant liability, accretion of our Class B conversion liability and interest expense.

In December 2010, we issued shares of Class B convertible preferred stock and common stock warrants for gross proceeds of $120.0 million. The Class B convertible preferred stock has redemption rights that allow the holders to elect to receive an amount in excess of the fair value of our common stock commencing in December 2017. In addition, the holders of our Class B convertible preferred stock have the right to payments for up to $60.0 million upon a public offering of our common stock. Upon issuance of the Class B convertible preferred stock, the estimated fair values of these preferential features and the common stock warrants were bifurcated from the Class B convertible preferred stock proceeds and recorded as long-term liabilities. The carrying values of these liabilities are adjusted to estimate fair value at the end of each reporting period and the change in the estimated fair values are recognized in our earnings.

Results of Operations

The following table sets forth, for the periods indicated, our statement of operations data (in thousands):

	Fiscal Years			Nine Months Ended
	2008	2009	2010	July 2, 2010	July 1, 2011
				(Unaudited)
Revenue	$25,423	$102,718	$260,297	$186,124	$231,493
Cost of revenue (1)	17,228	77,171	166,554	120,264	134,516

Gross profit	8,195	25,547	93,743	65,860	96,977

Operating expenses:
Research and development (1)	6,728	13,553	25,795	18,672	25,533
Selling, general and administrative (1)	6,047	25,601	45,860	33,281	36,617
Accretion of contingent consideration	—	2,800	2,000	1,500	660
Restructuring charges	—	5,100	2,234	1,369	866

Total operating expenses	12,775	47,054	75,889	54,822	63,676

Income (loss) from operations	(4,580)	(21,507)	17,854	11,038	33,301

Other (expense) income:
Gain on bargain purchase	—	27,073	—	—	—
Accretion of common stock warrant liability (2)	—	—	—	—	(10,241)
Accretion of Class B conversion liability (3)	—	—	—	—	(57,051)
Interest expense	(1,009)	(1,699)	(2,323)	(1,738)	(750)

Total other (expense) income, net	(1,009)	25,374	(2,323)	(1,738)	(68,042)

Income (loss) before income taxes	(5,589)	3,867	15,531	9,300	(34,741)
Income tax (provision) benefit	—	124	(8,996)	(5,167)	(3,779)

Net income (loss) from continuing operations	(5,589)	3,991	6,535	4,133	(38,520)

Net income from discontinued operations	—	198	494	1,160	754

Net income (loss)	$(5,589)	$4,189	$7,029	$5,293	$(37,766)

(1)	Amortization expense related to intangible assets arising from acquisitions and non-cash compensation expense included in our combined consolidated statements of operations is set forth below (in thousands):

	Fiscal Years			Nine Months Ended
	2008	2009	2010	July 2, 2010	July 1, 2011
				(Unaudited)
Amortization expense:
Cost of revenue	$98	$862	$1,594	$1,194	$1,207
Selling, general and administrative	98	613	1,095	822	811
Non-cash compensation expense: (a)
Cost of revenue	26	173	194	139	290
Research and development	36	159	208	183	155
Selling, general and administrative	113	536	1,143	949	690

(a)	Includes (i) share-based compensation expense and (ii) incentive compensation amounts payable by the previous owner of the M/A-COM Tech Business to certain of our employees in connection with the sale of such business to us and recorded in our financial statements in a manner similar to share-based compensation.

(2)	Represents changes in the fair value of common stock warrants recorded as liabilities and adjusted each reporting period to fair value.

(3)	Represents changes in the fair value of certain features of our Class B convertible preferred stock that are recorded as liabilities and adjusted each reporting period to fair value.

The following table sets forth, for the periods indicated, our statement of operations data expressed as a percentage of our revenue:

	Fiscal Years			Nine Months Ended
	2008	2009	2010	July 2, 2010	July 1, 2011
				(Unaudited)
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	67.8	75.1	64.0	64.6	58.1

Gross margin	32.2	24.9	36.0	35.4	41.9

Operating expenses:
Research and development	26.5	13.2	9.9	10.0	11.0
Selling, general and administrative	23.8	24.9	17.6	17.9	15.8
Accretion of contingent consideration	—	2.7	0.8	0.8	0.3
Restructuring charges	—	5.0	0.9	0.7	0.4

Total operating expenses	50.2	45.8	29.2	29.5	27.5

Income (loss) from operations	(18.0)	(20.9)	6.9	5.9	14.4

Other (expense) income:
Gain on bargain purchase	—	26.4	—	—	—
Accretion of common stock warrant liability	—	—	—	—	(4.4)
Accretion of Class B conversion liability	—	—	—	—	(24.6)
Interest expense	(4.0)	(1.7)	(0.9)	(0.9)	(0.3)

Total other (expense) income—net	(4.0)	24.7	(0.9)	(0.9)	(29.4)

Income (loss) before income taxes	(22.0)	3.8	6.0	5.0	(15.0)
Income tax (provision) benefit	—	0.1	(3.5)	(2.8)	(1.6)

Net income (loss) from continuing operations	(22.0)	3.9	2.5	2.2	(16.6)

Net income from discontinued operations	—	0.2	0.2	0.6	0.3

Net income (loss)	(22.0)%	4.1%	2.7%	2.8%	(16.3)%

Comparison of the Nine Months Ended July 1, 2011 to the Nine Months Ended July 2, 2010

Revenue. Our revenue increased $45.4 million or 24.4% to $231.5 million for the nine months ended July 1, 2011, from $186.1 million for the nine months ended July 2, 2010. Our sales growth in the 2011 period was primarily due to increased sales to existing and new customers of our existing products, market reception of new products developed within the last three years and general economic improvement across our primary markets. Revenue increased in the 2011 period in each of our primary markets compared to the corresponding period in 2010. Revenue from our primary markets, the percentage of change between the periods, and revenue by primary market expressed as a percentage of total revenue were (in thousands, except percentages):

	Nine Months Ended
	July 2, 2010	July 1, 2011	% Change
	(Unaudited)
Networks	$49,093	$71,730	46.1%
A&D	60,987	69,155	13.4%
Multi-market	76,044	90,608	19.2%

Total	$186,124	$231,493

Networks	26.4%	31.0%
A&D	32.8%	29.9%
Multi-market	40.9%	39.1%

Total	100%	100%

The increase of revenue in Networks was primarily due to increased sales in cellular backhaul, cellular infrastructure and CATV applications such as Multi-media over Coax Alliance (MoCA) and set-top boxes, driven by increased mobile and video data traffic. The increase of revenue in A&D was primarily due to increased sales for radar and avionics applications, partially offset by lower sales in military communications and public safety radios. The increase of revenue in Multi-market was primarily due to increased sales in mobile device applications, as well as increased sales in automotive applications due to improved conditions in the automobile industry, particularly in North America.

Gross margin. Gross margin was 41.9% for the nine months ended July 1, 2011, compared with 35.4% for the nine months ended July 2, 2010. The increase in gross margin was primarily attributable to a favorable change in product mix towards higher margin products and lower costs as a percentage of revenue in the 2011 period, driven by manufacturing consolidation, outsourcing initiatives, staff reductions and improved factory utilization. The increase in gross margin was partially offset by higher costs to qualify outsource suppliers and the incurrence of additional costs to exit manufacturing facilities. Amortization and non-cash compensation expenses in cost of revenue represented 0.5% and 0.1%, respectively, of revenue in the 2011 period compared to 0.6% and 0.1%, respectively, in the 2010 period.

Research and development. R&D expense increased $6.9 million, or 36.7%, to $25.5 million, and represented 11.0% of our revenue, for the 2011 period, compared with $18.7 million for the 2010 period. The increase was primarily driven by increased new product development activities and related increases in staff, facility costs, computer design tools and engineering materials. Non-cash compensation expense in R&D expense was $0.2 million in both the 2010 period and the 2011 period.

Selling, general and administrative. SG&A expense increased $3.3 million, or 10.0%, to $36.6 million and represented 15.8% of our revenue for the 2011 period compared with $33.3 million for the 2010 period. The increase was primarily related to an increase in sales and marketing staff to support our revenue growth, professional fees in connection with preparation and audits of historical financial statements, travel expenses incurred in support of our efforts to expand sales at top domestic and foreign customer accounts, and costs to upgrade the software tools used by our worldwide sales and marketing organization. These increases were partially offset by reductions in fees paid under outsourced service arrangements as we built out our internal capabilities to provide for those functions. Amortization and non-cash compensation expenses in SG&A expense were $0.8 million and $0.7 million, respectively, in the 2011 period compared to $0.8 million and $0.9 million, respectively, in the 2010 period.

Accretion of contingent consideration. Accretion of contingent consideration expense decreased $0.8 million to $0.7 million for the nine months ended July 1, 2011 compared with $1.5 million for the nine months ended July 2, 2010. Our accretion of contingent consideration in the 2011 period was lower as a result of changes in the estimated fair value of the obligation arising in the M/A-COM Acquisition, offset partially by the addition of contingent consideration related to the acquisition of Optomai in April 2011. The estimates of fair value were primarily impacted by changes in interest rates underlying our estimates due to improvement in the credit environment, and a shortening of the discount period as we near the expected payment dates.

Restructuring charges. Restructuring charges decreased $0.5 million to $0.9 million for the nine months ended July 1, 2011 compared with $1.4 million for the nine months ended July 2, 2010. The decrease in our restructuring charges was primarily attributable to having completed a majority of our planned restructuring activities.

Accretion of common stock warrant liability. Common stock warrant liability expense of $10.2 million relates to the change in the estimated fair value of common stock warrants we issued in fiscal year 2011, which we carried as liabilities at fair value.

Accretion of Class B conversion liability. Class B convertible preferred stock conversion liability expense of $57.1 million relates to the change in the estimated fair value of certain features of our Class B convertible preferred stock issued in fiscal year 2011, which we carry as a liability at fair value.

Interest expense. Interest expense decreased $1.0 million or 56.8% to $0.8 million or 0.3% of our revenue for the nine months ended July 1, 2011, compared with $1.7 million or 0.9% of our revenue for the nine months ended July 2, 2010, as a result of repayment of our debt in fiscal year 2011. Interest expense includes the amortization of deferred financing costs classified as interest expense in the amount of $0.1 million in the 2011 period.

Provision for income taxes. Provision for income taxes decreased $1.4 million to $3.8 million for the nine months ended July 1, 2011, compared with $5.2 million for the nine months ended July 2, 2010, representing an effective tax rate of (10.9%) and 55.6% for the nine months ended July 1, 2011 and July 2, 2010, respectively. As of October 1, 2010, we evaluated available positive and negative evidence and determined that it was not more likely than not that our deferred tax assets would be realized, and we recorded a full valuation allowance. In arriving at this conclusion, we determined that the cumulative losses incurred by Mimix and us for the years prior to fiscal year 2010 outweighed our short earnings history. The increase in our valuation allowance during fiscal year 2010 was the principal factor resulting in our 57.9% effective tax rate for the fiscal year 2010.

During the nine months ended July 1, 2011, we continued to evaluate available positive and negative evidence and concluded it was appropriate to recognize our deferred tax assets in full. The primary factor we considered was our continued profitability during the period. We concluded that it was probable we would generate taxable income for our fiscal year 2011, and that two consecutive years of profitability and forecasted income in future years constituted sufficient positive evidence to support a more likely than not assessment of recoverability of the assets. Accordingly, we reversed $17.6 million of our income tax valuation allowance during the nine months ended July 1, 2011. The remaining valuation allowance of $2.7 million as of July 1, 2011 will be released during our last fiscal quarter of 2011 when the assets to which the valuation allowance relates are expected to be consumed.

In addition to the reversal of the valuation allowance, our effective tax rate for the nine months ended July 1, 2011 has been significantly impacted by the charges related to changes in fair value of our Class B conversion liability and common stock warrant liability which totaled $67.3 million and are not tax deductible. The difference between the statutory tax rate, which would have resulted in a 35% income tax benefit, and our effective tax rate for the nine months ended July 1, 2011, which resulted in a 10.9% income tax provision, is driven by the non-deductible charge for the Class B conversion and common stock warrant liabilities, partially offset by the reversal of the valuation allowance.

Comparison of Fiscal Years Ended October 1, 2010, October 2, 2009 and September 30, 2008

As discussed above, although the Mimix Merger occurred on May 28, 2010, our financial statements are presented as if the Mimix Merger occurred in March 2009 when we came under common control with Mimix. Therefore, our financial statements for periods prior to March 30, 2009 reflect only the operations of Mimix and do not reflect the operations of M/A-COM. More specifically, the financial statements for fiscal year 2008 reflect only the operations of Mimix. Our financial statements for fiscal year 2009 reflect only the operations of Mimix through March 30, 2009 and reflect the combined operations of Mimix and M/A-COM from March 30, 2009 through October 2, 2009. The financial statements for fiscal year 2010 reflect the combined operations of Mimix and M/A-COM for the entire fiscal year.

Unless otherwise noted below, the year-over-year changes in our financial results in the fiscal years ended October 1, 2010, October 2, 2009 and September 30, 2008 were primarily attributable to fiscal year 2010 including a full year of combined financial results of M/A-COM and Mimix, fiscal year 2009 including M/A-COM’s financial results for only approximately six months from March 30, 2009 combined with a full year of Mimix’s financial results and fiscal year 2008 including only Mimix’s financial results. See “Quarterly Results of Operations Data” below for revenue, gross margin and income trend discussion of comparable quarterly periods. We believe the financial results prior to March 30, 2009 are not comparable to our financial results for subsequent periods because they reflect only the operations of Mimix.

	Fiscal Years Ended
	September 30, 2008	October 2, 2009	October 1, 2010
	(in thousands, except percentages)
Revenue	$25,423	$102,718	$260,297
Gross margin	32.2%	24.9%	36.0%
Research and development	6,728	13,553	25,795
Selling, general and administrative	6,047	25,601	45,860

Revenue. In addition to the factors noted above, other factors that increased revenue include improved economic conditions, increased sales and support efforts for products acquired in the Mimix Merger, revenue from new products and our strategy to align our sales and marketing focus with our primary markets, contributed to the revenue increases in fiscal year 2010 as compared to fiscal year 2009.

Gross margin. Fiscal year 2010 gross margin improved primarily as a result of staffing reductions and manufacturing consolidation. Mimix historically had higher margins than M/A-COM, which contributed to an overall decrease in our gross margin in fiscal year 2009 as compared to fiscal year 2008.

Research and development. In addition to the factors noted above, R&D expense increased since March 2009 and through fiscal year 2010 due to increases in staff engaged in research and development and expansion of design centers to support our new product development.

Selling, general and administrative. In addition to the factors noted above, SG&A expense increased since March 2009 and through fiscal year 2010 due to additional sales and marketing staff to support our revenue growth and due to additional sales and administrative staff to support our in-sourcing of back office functions. These increases were partially offset by reductions in fees paid under outsourced service arrangements.

Gain on bargain purchase. Our gain on bargain purchase of $27.1 million in fiscal year 2009 relates to the M/A-COM Acquisition in March 2009, which occurred in the midst of the global economic downturn and related credit crises.

Accretion of contingent consideration. Our accretion of contingent consideration expense was $2.0 million in fiscal year 2010 compared to $2.8 million in fiscal year 2009. There was no accretion of contingent consideration expense in fiscal year 2008. The decrease in our accretion of contingent consideration from fiscal year 2009 to fiscal year 2010 was attributable to the changes in estimated fair value of the contingent obligations. The estimates of fair value were primarily impacted by changes in interest rates underlying our estimate based on improvement in the prevailing credit environment and a shortening of the discount period related to when we expect to pay the contingent consideration.

Restructuring charges. Our restructuring charges were $2.2 million in fiscal year 2010 compared to $5.1 million in fiscal year 2009. The decrease in restructuring charges was attributable to lower severance costs in fiscal year 2010 compared to fiscal year 2009. We commenced the restructuring activities following the M/A-COM Acquisition in March 2009. There were no restructuring charges in fiscal year 2008.

Interest expense. Our interest expense was $2.3 million in fiscal year 2010 compared to $1.7 million in fiscal year 2009 and $1.0 million in fiscal year 2008. The increase in interest expense from fiscal year 2009 to fiscal year 2010 was primarily due to incurring a full year of interest expense from borrowings under seller-financed debt related to the M/A-COM Acquisition in March 2009. Interest expense for fiscal year 2008 relates to interest incurred on short-term notes payable and a bank line of credit, all of which were either repaid or, in the case of a majority of the short-term notes, were converted into shares of convertible preferred stock, all in fiscal year 2008.

Provision for income taxes. Our provision for income taxes was $9.0 million in fiscal year 2010 compared to a $0.1 million income tax benefit in fiscal year 2009. There was no provision for income taxes in fiscal year 2008. The increase in the provision for income taxes from fiscal year 2009 to fiscal year 2010 is attributable to the discontinuance of our Subchapter S status, which allowed for prior income tax consequences to flow through to our stockholders through December 31, 2009. Effective January 1, 2010, we elected to discontinue our Subchapter S status.

Quarterly Results (Unaudited)

The following tables set forth our unaudited quarterly combined consolidated statements of operations data for each of the quarters in fiscal year 2010 and each of the quarters in the nine months ended July 1, 2011, in dollar amount and expressed as a percentage of our revenue. We prepared the quarterly data on a consistent basis with the combined consolidated financial statements included in this prospectus. In the opinion of management, the financial information reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data. This information should be read in conjunction with our combined consolidated financial statements and related notes appearing elsewhere in this prospectus. We believe that our quarterly revenue, particularly the mix of revenue components, and our quarterly operating results are likely to vary in the future. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	Three Months Ended
	January 1, 2010	April, 2, 2010	July 2, 2010	October 1, 2010	December 31, 2010	April 1, 2011	July 1, 2011
	(in thousands)
Revenue	$57,405	$61,014	$67,705	$74,173	$74,909	$77,884	$78,700
Cost of revenue (1)	37,986	39,699	42,579	46,290	44,295	45,639	44,582

Gross profit	19,419	21,315	25,126	27,883	30,614	32,245	34,118
Operating expenses:
Research and development (1)	4,756	6,352	7,564	7,123	7,714	8,356	9,463
Selling, general and administrative (1)	10,795	10,580	11,906	12,579	12,237	12,556	11,824
Accretion of contingent consideration	600	500	400	500	97	198	365
Restructuring charges	523	527	319	865	382	357	127

Total operating expenses	16,674	17,959	20,189	21,067	20,430	21,467	21,779

Income from operations	2,745	3,356	4,937	6,816	10,184	10,778	12,339

Net income (loss) (2)	$2,563	$1,103	$1,627	$1,736	$8,606	$(9,757)	$(36,615)

	Three Months Ended
(As a percentage of revenue)	January 1, 2010	April, 2, 2010	July 2, 2010	October 1, 2010	December 31, 2010	April 1, 2011	July 1, 2011
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	66.2	65.1	62.9	62.4	59.1	58.6	56.6

Gross profit	33.8	34.9	37.1	37.6	40.9	41.4	43.4
Operating expenses:
Research and development	8.3	10.4	11.2	9.6	10.3	10.7	12.0
Selling, general and administrative	18.8	17.3	17.6	17.0	16.3	16.1	15.0
Accretion of contingent consideration	1.0	0.8	0.6	0.7	0.1	0.3	0.5
Restructuring charges	0.9	0.9	0.5	1.2	0.5	0.5	0.2

Total operating expenses	29.0	29.4	29.8	28.4	27.3	27.6	27.7

Income from operations	4.8	5.5	7.3	9.2	13.6	13.8	15.7

Net income (loss)	4.5%	1.8%	2.4%	2.3%	11.5%	(12.5)%	(46.5)%

(1)	Amortization expense related to intangible assets arising from acquisitions and other non-cash compensation expense included in our combined consolidated statements of operations is set forth below:

	Three Months Ended
	January 1, 2010	April, 2, 2010	July 2, 2010	October 1, 2010	December 31, 2010	April 1, 2011	July 1, 2011
	(in thousands)
Amortization expense:
Cost of revenue	$399	$397	$398	$400	$382	$382	$443
Selling, general and administrative	274	274	274	273	258	257	296
Non-cash compensation expense: (a)
Cost of revenue	(16)	54	101	55	46	102	142
Research and development	6	39	138	25	34	40	81
Selling, general and administrative	266	208	475	194	85	386	219

(a)	Includes (i) share-based compensation expense and (ii) incentive compensation amounts payable by the previous owner of the M/A-COM Tech Business to certain of our employees in connection with the sale of such business to us and recorded in our financial statements in a manner similar to share-based compensation.

(2)	Net loss for the three months ended April 1, 2011 and July 1, 2011 includes an aggregate of $20.4 million and $46.9 million of expense, respectively, relating to changes in the fair value of common stock warrants and features of our Class B convertible preferred stock that are recorded as liabilities and adjusted each reporting period to fair value.

Revenue. Revenue improved consecutively over the seven quarters ended July 1, 2011 due to improved economic conditions, increased sales and support efforts for products acquired in the Mimix Merger, revenue from new products and our strategy to align our sales and marketing focus with our primary markets, which collectively led to increased sales to our existing and new customers.

Gross margin. Gross margin improved consecutively over the seven quarters ended July 1, 2011. The improvements were primarily driven by reduced costs from staff reductions, manufacturing consolidation and outsourcing initiatives, improved fab utilization primarily driven by higher sales and our strategy to focus on the development and sale of higher margin products.

Income from operations. Income from operations improved in each of the seven quarters ended July 1, 2011. We increased revenue and gross margin as noted above, and we also leveraged our infrastructure improvements and improved our management of expenses, which resulted in SG&A expense growing at a slower rate than revenue in each of the quarters, partially offset by an increase in R&D expense to support our new product activities.

Net income (loss). The net loss in the quarters ended April 1, 2011 and July 1, 2011 was primarily due to our accretion of the Class B convertible preferred stock conversion liability expenses of $17.4 million in the quarter ended April 1, 2011 and $39.6 million in the quarter ended July 1, 2011. In addition, the accretion of our common stock warrant liability also contributed $2.9 million and $7.3 million to our net loss in the quarters ended April 1, 2011 and July 1, 2011, respectively.

Liquidity and Capital Resources

As of July 1, 2011, we held $36.7 million of cash and cash equivalents. Cash and cash equivalents consisted of $25.7 million deposited with financial institutions and $11.0 million of short term investments. Cash provided by operations was $18.4 million for the nine months ended July 1, 2011, of which the principal components were net loss of $37.8 million and non-cash charges of $61.8 million, partially offset by unfavorable changes in operating assets and liabilities of $5.6 million. The change in net operating assets and liabilities includes an increase in accounts receivable of $3.5 million related to increased sales partially offset by improved collections during the period, an increase in inventory of $6.8 million related to our increased sales, a decrease of accrued and other liabilities of $6.7 million primarily related to lower accrued compensation resulting from time of disbursements and incentive program periods, and an increase in income taxes payable of $11.6 million due to the timing of tax payments.

Cash used in investing activities was $5.5 million for the nine months ended July 1, 2011. We invested $6.7 million in the purchase of property and capital equipment in the nine months ended July 1, 2011, including renovation of a leased facility as well as the purchase of production test equipment, production tooling and engineering equipment and software tools. In addition, we paid $1.8 million of closing consideration in connection with the acquisition of Optomai on April 25, 2011. These uses of cash were partially offset by cash proceeds related to the sale of non-core laser diode and ferrite product line operations totaling $3.0 million.

Cash used in financing activities was $0.2 million for the nine months ended July 1, 2011. During this period, we raised $118.7 million in net proceeds from the issuance of Class B convertible preferred stock and warrants and paid approximately $80 million in cash dividends to holders of record of Series A-1 and Series A-2 convertible preferred stock and common stock on January 4, 2011. We paid $30.0 million of seller-financed debt arising from the M/A-COM Acquisition as well as $1.4 million of capital lease debt. In addition, we paid the first earn-out payment to Cobham during the period totaling $8.8 million relating to the M/A-COM Acquisition. These amounts were partially offset by our receipt of $0.5 million from the exercise of stock options during the nine months ended July 1, 2011.

In December 2010, we entered into a loan agreement with a commercial lender, which provides for an asset-based revolving credit facility of up to $50.0 million that matures in December 2014. Total borrowings available under the revolving credit facility at any given time are subject to customary reserves and reductions to the extent our asset borrowing base changes. Our borrowing capacity under the revolving credit facility at July 1, 2011 was $36.6 million. Borrowings under the revolving credit facility bear either a variable interest rate equal to the lender’s prime rate (which is a function of the federal funds effective rate) plus 0.5%, or the London InterBank Offered Rate (LIBOR) for a one-month period plus either 1.75% or 2.25%, subject to certain conditions. The revolving credit facility is secured by substantially all our assets and provides that we must comply with certain financial and non-financial covenants. We were in compliance with these financial and non-financial covenants as of July 1, 2011. As of July 1, 2011, we had no outstanding borrowings under the revolving credit facility.

In connection with the M/A-COM Acquisition, we agreed to pay Cobham up to $30.0 million in the aggregate in the form of an earn-out based on our achievement of revenue targets in the 12-month periods ended September 30, 2010, 2011 and 2012. Any such earned amounts are payable within 60 days following the applicable period end. In November 2010, we paid the first earn-out payment of $8.8 million to Cobham related to the initial period ended September 30, 2010. Cobham may earn up to $15.0 million in each of the remaining two annual earn-out periods, subject in each case to a $30.0 million limitation on all payments under the earn-out in the aggregate. Although neither period has been completed, our current expectation is that we will likely pay Cobham the maximum possible earn-out payment of $15.0 million for the earn-out period ending September 30, 2011 and that we will likely pay Cobham the remaining maximum possible earn-out payment of $6.2 million for the earn-out period ending September 30, 2012. The earn-out arrangement also provides the potential for accelerated earn-out payments and revision of the revenue targets in the event of a sale of our company, significant divestments by us of assets or businesses that would otherwise contribute revenue toward the earn-out or our current majority stockholders’ beneficial ownership of our outstanding equity securities dropping below 50.1%.

We also entered into an earn-out arrangement in connection with our purchase of Optomai in April 2011. We agreed to pay the stockholders and option holders of Optomai up to $16.0 million in the aggregate in the form of an earn-out based on our achievement of certain revenue, product release and contribution margin targets based on sales of products utilizing Optomai intellectual property in the 12-month periods ending March 30, 2012 and March 29, 2013. The maximum aggregate earn-out payable by us to the former stockholders and option holders of Optomai is $1.0 million in the first annual earn-out period and $16.0 million (less any earn-out paid in the first period) in the second annual earn-out period.

Upon completion of this offering, we will be obligated to pay a preference payment relating to this offering to the former holders of our Class B convertible preferred stock in an amount between $20.0 million and $60.0

million. Assuming an initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, we will be obligated to pay a preference payment relating to this offering to the former holders of our Class B convertible preferred stock in the aggregate amount of $            . Such preference payment will be paid out of the proceeds of this offering. See “Certain Relationships and Related Person Transactions—Sale of Class B Convertible Preferred Stock and Warrants” appearing elsewhere in this prospectus.

The undistributed earnings of our foreign subsidiaries, with the exception of our Taiwan subsidiary, are permanently reinvested since we do not intend to repatriate such earnings. We believe the decision to permanently reinvest these earnings will not have a significant impact on our liquidity.

We believe that our cash, cash equivalents, cash generated from operations, available borrowings and proceeds from this offering will be sufficient to meet our cash needs for at least the next 12 months.

Contractual Obligations

The following is a summary of our contractual payment obligations for consolidated debt, purchase agreements, operating leases, other commitments and long-term liabilities as of October 1, 2010 (in thousands):

	Payments Due By Period
Obligation (1)	Total	Less Than 1 Year	1-3 Years	3-5 Years	Thereafter
Long-Term Debt Obligations (2)	$30,000	$—	$30,000	$—	$—
Operating Lease Obligations (3)	7,897	2,831	4,435	484	147
Capital Lease Obligations (4)	1,426	768	658	—	—
Purchase Commitments (5)	1,595	1,595	—	—	—

	$40,918	$5,194	$35,093	$484	$147

(1)	Excludes contingent obligations. Material contingent obligations include $30.0 million in contingent consideration related to acquisitions, $8.8 million of which we subsequently paid in November 2010. We currently expect to pay $15.0 million of this obligation in fiscal year 2012, with the balance expected to be paid in fiscal year 2013. Also excluded is a preference payment to the holders of our Class B convertible preferred stock of up to $60.0 million in connection with this offering. In fiscal year 2011, we entered into an arrangement to pay up to $16.0 million of additional contingent consideration, payable in fiscal years 2012 and 2013, in connection with our acquisition of Optomai.

(2)	Reflects seller financing in connection with the M/A-COM Acquisition, which was subsequently paid off in December 2010 in connection with securing a new $50.0 million revolving credit facility with a commercial lender. Subsequent to the issuance of Class B convertible preferred stock in December 2010, we paid all outstanding amounts under the revolving credit facility and have not borrowed additional amounts under the revolving credit facility.

(3)	We have non-cancelable operating lease agreements for office, research, development, and manufacturing space in the U.S. and foreign locations. We also have operating leases for certain equipment, automobiles and services. These lease agreements expire at various dates through 2017 and certain agreements contain provisions for extension at substantially the same terms as currently in effect.

(4)	We entered into two non-cancelable capital lease agreements for equipment in fiscal year 2010 with terms of up to two years. The leases were terminated in May 2011 when we purchase the related assets.

(5)	In the normal course of business, we enter into supply arrangements with certain of our suppliers to purchase minimum quantities of raw materials.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our combined consolidated financial statements. The preparation of financial statements, in conformity with generally accepted accounting principles in the U.S. (GAAP), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty. On an ongoing basis, we re-evaluate our judgments and estimates. We base our estimates and judgments on our historical experience and on other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making the judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates, and material effects on our operating results and financial position may result. The accounting policies described below are those which our management believes involve the most significant application of judgment, or involve complex estimation.

Revenue recognition. We recognize revenue when: (i) there is persuasive evidence that an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the fee is fixed or determinable; and (iv) collectability is reasonably assured. We defer the recognition of revenue, and the related costs, from sales to distributors under agreements providing for rights of return and price protection until such time as our products are sold by the distributors to their customers. We do not provide customers other than distributors the right to return product, with the exception of warranty related matters, which are discussed below. Accordingly, we do not generally maintain a reserve for sales returns.

Inventory. Inventory is stated at the lower of cost or market. We use a combination of standard cost and moving weighted-average cost methodologies to determine the cost basis for inventories, approximating a first-in, first-out basis. The standard cost of finished goods and work-in-process inventory is composed of material, labor and manufacturing overhead, which approximates actual cost. In addition to stating inventory at the lower of cost or market, we also evaluate inventory each quarter for excess quantities and obsolescence, establishing reserves when necessary based upon historical experience, assessment of economic conditions and expected demand. Estimating demand is inherently difficult, particularly given the cyclical nature of the semiconductor industry, and can result in excess or obsolete inventory. Once we write down inventory to its estimated net realizable value, we establish a new cost basis for that inventory and do not increase its carrying value due to subsequent changes in demand forecasts. Accordingly, if inventory previously written down is subsequently sold, we may realize higher than normal gross margin on these transactions. Neither inventory write-downs nor sales of previously written down inventory had a material impact on our operating results for any period presented in this prospectus.

Warranty obligations. We establish a product warranty liability at the time we recognize revenue. Our warranty terms are generally 12 months from the point of sale, and cover nonconformance with specifications and defects in material or workmanship. In certain circumstances longer or more stringent product warranties may apply. For sales to distributors, our warranty generally begins when the product is resold by the distributor. The liability we record is based on our estimated costs to fulfill customer product warranty obligations, and utilizes historical product failure rates. Should actual warranty obligations differ from estimates, revisions to the warranty liability may be required. If we experience an increase in warranty claims above historical experience or our costs to provide warranty services increase, we may increase our warranty accrual, which would adversely impact our gross margin.

Share-based compensation. We provide share-based compensation awards to our directors, officers and employees as incentives in the form of stock options for the purchase of our common stock, and shares of our common stock that are subject to vesting, which we refer to as restricted stock. We measure compensation cost for such awards based upon fair value on the date of grant, and recognize this cost as expense over the service period the awards are expected to vest, net of estimated forfeitures. The fair value of restricted stock is determined based on the excess of the estimated fair value of our common stock on the date of grant over the price paid for the shares. The fair value of stock options is determined using the Black-Scholes option-pricing model. We recognize the compensation expense associated with share-based awards on a straight-line basis over the requisite service period of the award, which is generally the vesting period. The determination of fair value of share-based awards utilizing the Black-Scholes model is affected by the fair value of our common stock as of the time of grant and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends.

Prior to this offering, the fair value for our common stock, for the purpose of determining the exercise prices of our stock options and the fair value of restricted stock, was estimated by our board of directors, with input from management. Our board of directors exercised judgment in determining the estimated fair value of our common stock on the date of grant based on various factors, including:

•	consultation with independent third-party valuation professionals;

•	the prices paid in merger and acquisition transactions involving us, such as the M/A-COM Acquisition and the Mimix Merger;

•	the prices for our convertible preferred stock sold to outside investors in arm’s-length transactions;

•	the rights, preferences and privileges of that convertible preferred stock relative to those of our common stock;

•	our operating and financial performance;

•	the introduction of new products;

•	our stage of development and revenue growth;

•	the lack of an active public market for our common and preferred stock;

•	industry information such as market growth and volume;

•	the performance of similarly-situated companies in our industry;

•	the execution of strategic and development agreements;

•	the risks inherent in the development and expansion of our products and services; and

•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given prevailing market conditions and the nature and history of our business.

We do not have a history of active published market prices for our common stock, and as such, we estimate volatility in share price using historical volatilities of similar companies. For purposes of using the Black-Scholes model, we based our analysis of expected volatility on reported data for a peer group of companies that issued options with substantially similar terms using an average of the historical volatility measures of this peer group of companies. The expected life of options has been determined utilizing the “simplified” method, which uses the midpoint between the vesting date and the end of the contractual term. The risk-free interest rate is based on a U.S. treasury instrument whose term is consistent with the expected life of the stock options. We paid a dividend, aggregating $80.0 million to stockholders of record of our Series A-1 convertible preferred stock, Series A-2 convertible preferred stock and common stock on January 4, 2011 following the issuance of our Class B convertible preferred stock. This dividend was not expected at the time we granted stock options in periods prior to the dividend payment. We believe the circumstances leading up to the dividend payment were unique and we do not anticipate paying future cash dividends on our shares of common stock; therefore, the expected dividend yield was assumed to be zero in estimating the fair value of stock options in all periods presented. We utilize an estimated forfeiture rate at the grant date of an award when calculating the expense to be recorded in our statements of operations, utilizing a combination of our historical and expected forfeitures. If this estimated rate changes due to different actual forfeitures, our stock compensation expense may increase or decrease significantly. If there are any modifications or cancellations of the underlying unvested securities or the terms of the stock option, we may be required to accelerate, increase or cancel any remaining unamortized share-based compensation expense.

We believe that the exercise price for stock options granted was determined by our board of directors in a manner consistent with guidance set forth in the American Institute of Certified Public Accountants (AICPA), Technical Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” referred to herein as the AICPA Practice Aid. We believe that consideration by our board of directors of the factors described above reflects a reasonable approach to estimating the fair value of our common stock for those periods. Determining the fair value of our stock requires complex and subjective judgments, however, and there is inherent uncertainty in our estimate of fair value.

For awards granted through the date of the May 2010 Mimix Merger, we used a number of methods to estimate the fair value of our common stock. In each case we developed both an income approach and market approach to estimate our total enterprise value. We allocated the enterprise value to the outstanding classes of equity based on methods described in the AICPA Practice Aid. Specifically, we employed the “Option Pricing Methodology” for valuations performed through October 2010 and the “Probability Weighted Expected Return Methodology” for valuations performed since October 2010. The change to the Probability Weighted Expected Return Methodology was precipitated by changes in our business that allowed us to forecast the occurrence of possible near-term liquidity events. For each of these valuations, consideration was given to any outside investments in our equity.

The Probability Weighted Expected Return Methodology took into consideration the following scenarios:

•	two different valuation scenarios for the completion of an initial public offering;

•	three different valuation scenarios for sales to a strategic acquirer at a price above the preferred stock aggregate liquidation preferences; and

•	a sale to an acquirer at a price at or below the liquidation preference.

The valuation information we considered to determine the fair value of our common stock was based on the Probability-Weighted Expected Return Methodology, liquidation preferences, progress towards a liquidity event and historical market data of recent liquidity transactions for similar companies. We allocated the enterprise value to preferred and common shares based on a scenario analysis described above that incorporated our capital structure and the specific rights and preferences associated with our securities under these various liquidity scenarios. The plans of our board of directors and management, together with achieved operating results, informed the timing and probability of the liquidity events used in the scenario analysis.

In connection with share-based awards in fiscal year 2010 and during the nine months ended July 1, 2011, based upon the above and other considerations, the board of directors estimated the fair value of our common stock to be:

•	either $0.16 or $0.50 per share in fiscal year 2010; and

•	either $2.02 or $2.77 per share in the nine months ended July 1, 2011.

Since the M/A-COM Acquisition in March 2009, our board of directors granted the following stock options and restricted shares, through July 1, 2011:

Date	Type of Award	Number of Common Stock Shares (in thousands)	Exercise/Purchase Price Per Share	Estimated Fair Value of Common Stock Per Share on Grant Date
September 29, 2009	Stock Options	7,500	$0.16	$0.16
October 23, 2009	Stock Options	3,245	0.16	0.16
November 10, 2009	Stock Options	860	0.16	0.16
January 4, 2010	Stock Options	750	0.16	0.16
February 5, 2010	Stock Options	250	0.16	0.16
July 22, 2010	Stock Options	2,530	0.50	0.50
August 14, 2010	Stock Options	1,680	0.50	0.50
August 30, 2010	Stock Options	100	0.50	0.50
August 30, 2010	Restricted Stock	30	0.00	0.50
February 8, 2011	Restricted Stock	440	0.00	2.02
March 25, 2011	Restricted Stock	40	0.00	2.02
April 20, 2011	Restricted Stock	163	0.00	2.77
June 2, 2011	Restricted Stock	215	0.00	2.77
June 2, 2011	Stock Options	65	2.77	2.77

Estimated grant date fair value per share for stock options and restricted stock awards ranged from $0.08 to $2.77. We generally issue shares of restricted common stock at no cost to our employees and record share-based compensation expense based upon the grant-date fair value of the common stock over the period of services, which is generally the vesting period.

Significant factors considered by our board of directors in determining the fair value of our common stock at these grant dates include:

September 2009 to February 2010

The M/A-COM Acquisition was completed in March 2009, in the midst of the global economic downturn and related credit crisis, and began a prolonged phase of transitioning the business from a legacy group of product lines within a larger multinational organization to a standalone enterprise. We initially defined a restructuring plan to reduce staffing, consolidate facilities and reduce our manufacturing footprint. As part of the acquisition, we had incurred an aggregate of $43.0 million in seller-financed indebtedness bearing interest at rates between 7.5% and 13.0% per annum, both to pay for the acquisition and to provide initial working capital due to losses from operations at the time of the transaction. Approximately $5.0 million of such indebtedness was to mature six months following the acquisition, and our initial focus was on cost cutting, re-engaging with customers after a long period of uncertainty during which it was well-known that the business had been up for sale, reducing losses from operations and improving cash flows sufficiently to repay this amount, while investing in research and development toward eventual new products. Through the above efforts, we were able to repay the first $5.0 million of indebtedness to the seller in September 2009.

Throughout September 2009 to February 2010, our operating results continued to improve although at a slower pace than we expected, as the benefits of our planned reductions in staffing and outsourcing efforts took longer to realize than we had anticipated.

Our board of directors granted our first stock options to our executives in September 2009 and followed with grants of stock options to a broader group of our personnel beginning in October 2009 through February 2010. In connection with these awards, our board of directors estimated the fair value of our common stock on a non-controlling basis to be $0.16 per share, which included, among other things, consideration of a valuation of our common stock on a non-controlling basis we obtained as of March 30, 2009. That valuation was driven primarily by the price we paid in the M/A-COM Acquisition. The U.S. economy continued to be weak through much of this period. Although we saw signs that our business and the financial markets were improving by December 31, 2009 and were able to pay off an additional $8.0 million of our indebtedness by such date, given the overall economic environment, our continued debt burden of $30.0 million, and the risk that the long-term success or failure of the bulk of our restructuring and investment in the business to date remained uncertain, the board of directors concluded, on the basis of these and other factors, that the valuation of our common stock through February 2010 remained unchanged at $0.16 per share.

March 2010 to August 2010

Between March 2010 and August 2010, the U.S. economy and the financial and stock markets continued to recover. In March 2010, we issued 100,000,000 shares of Series A-1 convertible preferred stock in exchange for 98,000,000 outstanding shares of our common stock. This exchange did not change the ownership positions of our stockholders. The Series A-1 convertible preferred stock includes a liquidation preference of $0.795 per share and other rights, privileges and designations senior to the holders of our common stock.

In May 2010, in connection with the Mimix Merger, we issued 16,821,780 shares of Series A-2 convertible preferred stock. The Series A-2 convertible preferred stock includes a liquidation preference of $2.50 per share and other rights, privileges and designations senior to the holders of our common stock.

We obtained a valuation of our common stock as of May 28, 2010, the date of the Mimix Merger, and our board of directors determined the fair value of our common stock as a combined company and on a non-controlling basis to be $0.50 per share. This valuation included consideration of potential liquidity opportunities facing us on a probability weighted basis. Upon completion of the Mimix Merger, we began significant integration efforts to combine the two businesses, much of which was substantially completed by the end of the fourth quarter of fiscal year 2010. We generated revenue of $67.7 million in the third quarter of fiscal year 2010 as compared to revenue of $61.0 million in the second quarter of fiscal year 2010. Based on the valuation received and the factors discussed above, our board of directors granted stock options with an exercise price of $0.50 per share during July and August 2010 and recorded share-based compensation related to restricted stock grants using the same valuation.

September 2010 to March 2011

Between September 2010 and March 2011, the U.S. economy and the financial and stock markets continued to recover. We completed the sale of our Class B convertible preferred stock in December 2010 and a paid a related special dividend, aggregating $80.0 million to our stockholders, exclusive of the new Class B convertible preferred stockholders, on January 4, 2011. We experienced sequential revenue growth, generating revenue of $77.9 million for the three months ended March 2011 compared to $74.9 million for the quarter ended December 2010. We continued our cost savings initiatives while also heavily investing in product development. In light of our improved financial performance and the issuance of our Class B convertible preferred stock and payment of the special dividend, we obtained a valuation of our common stock as of January 4, 2011, on a post-dividend, non-controlling basis, which determined the fair value of our common stock to be $2.02 per share. This valuation included consideration of potential liquidity opportunities available to us on a probability weighted basis. Based on this valuation and the factors discussed above, our board of directors granted restricted stock in February 2011 and March 2011 using the $2.02 per share valuation.

April 2011 to June 2011

Between April 2011 and July 1, 2011, the U.S. economy and the financial and stock markets continued their recovery. We continued to experience revenue growth, generating $78.7 million for the quarter ended July 1, 2011 compared to $77.9 million for the quarter ended March 2011. We continued our cost savings initiatives while also heavily investing in product development. In light of our improved financial performance, as of April 1, 2011, we obtained a valuation of our common stock consistent with the January 4, 2011 method which determined the fair value of our common stock to be $2.77 per share, on a non-controlling basis. Based on this valuation and the factors discussed above, on June 2, 2011 our board of directors granted stock options with an exercise price of $2.77 per share and recorded share-based compensation related to restricted stock grants in April and June 2011 using the same valuation. We also began interviewing potential underwriters for an initial public offering of our common stock on June 2, 2011.

Determining the appropriate fair value model and calculating the fair value of share-based awards requires significant judgment and the use of assumptions which may differ materially from actual results. Actual results, and future changes in estimates, may differ substantially from our current estimates.

Fair value measurements. We measure financial assets and liabilities at fair value. Fair value is an exit price, representing the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, we group financial assets and liabilities in a three-tier fair value hierarchy. This hierarchy requires us to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, we measure certain financial assets and liabilities at fair value.

The fair values of the contingent consideration liabilities were estimated based upon a risk-adjusted present value of the probability-weighted expected payments by us. Specifically, we considered base, upside and downside scenarios for the operating metrics upon which the contingent payments are to be based. Probabilities were assigned to each scenario and the probability-weighted payments were discounted to present value using risk-adjusted discount rates.

The fair value of the common stock warrants was estimated based upon a present value of the probability-weighted expected investment returns to the holders. We weighted various scenarios of possible investment returns to the holders over the terms of the contracts, such as upon a sale of us and upon an initial public offering of our common stock, using a range of potential outcomes. Using the scenarios developed, management considered the likely timing and method of exercise of the warrants and investment returns to the holders. Where a settlement was considered likely in the near term, the probable settlement amounts were weighted. Where the time to exercise was expected to be longer, a Black-Scholes option pricing model was used to estimate the fair value of the warrants, giving consideration to remaining contractual life, expected volatility and risk free rates. The probability-weighted expected settlement of the warrant was discounted to the present using a risk adjusted discount rate.

The fair values of the Class B conversion liabilities were estimated based upon a consideration of the estimated fair value of the underlying common stock into which the Class B convertible preferred stock is convertible, and the expected preferential payments pursuant to the terms of the securities. We estimated the fair value of the common stock by using the same probability-weighted scenarios in estimating the fair value of the warrants. For each potential scenario, the value to the Class B convertible stock was estimated relative to the existing preferences. The amount in excess of the liquidation preferences, if any, was then probability-weighted and discounted to the present using a risk adjusted discount rate.

These estimates include significant judgments about potential future liquidity events and actual results could materially differ and have a material impact upon the values of the recorded liabilities. Any changes in the estimated fair values of the liabilities in the future will be reflected in our earnings and such changes could be material. The fair values of common stock warrant liability and Class B conversion liabilities are heavily dependent on assumptions made by management relating to our valuation and the probability of completing an initial public offering of our common stock. An initial public offering completed during the next 12 months at a price per share reflective of our current estimated valuation, would result in an additional charge to our statement of operations of an estimated $20 million related to the common stock warrant liability and Class B conversion liabilities.

Income taxes. We periodically assess the likelihood that our deferred tax assets will be recovered from our future taxable income, and, to the extent we believe that it is more likely than not our deferred tax assets will not be recovered, we must establish a valuation allowance against our deferred tax assets. In making this assessment, we consider available positive and negative evidence. Conclusions reached are subject to significant judgments that are dependent upon changes in facts and circumstance. As of October 1, 2010, we evaluated available positive and negative evidence and determined that it was not more likely than not that our deferred tax assets would be realized, and we recorded a full valuation allowance. In arriving at this conclusion, we determined that the cumulative losses incurred by Mimix and us for the years prior to fiscal 2010 outweighed our short earnings history.

During the nine months ended July 1, 2011, we continued to evaluate available positive and negative evidence and concluded it was appropriate to recognize our deferred tax assets in full. The primary factor we considered was our continued profitability during the period. We concluded that it was probable that we would generate taxable income for our fiscal year ending September 30, 2011 and that two consecutive years of profitability and forecasted income in future years constituted sufficient positive evidence to support a more likely than not assessment of recoverability of the assets. Accordingly, we reversed $17.6 million of our income tax valuation allowance during the nine months ended July 1, 2011. The remaining valuation allowance of $2.7 million as of July 1, 2011 will be released during our last fiscal quarter of 2011 when the assets to which the valuation allowance relates are expected to be consumed.

For interim periods, we record a tax provision or benefit based upon the estimated effective tax rate expected for the full fiscal year.

Recent Accounting Pronouncements

In April 2010, the Financial Accounting Standards Board, (FASB) issued Account Standards Update (ASU) 2010-17, “Milestone Method of Revenue Recognition,” which amends Accounting Standards Codification (ASC) 605. ASU 2010-17 provides guidance for determining when the milestone method of revenue recognition is appropriate and how this method should be applied, and specifies related disclosure requirements. ASU 2010-17 will be effective for us on October 2, 2011. We believe that the adoption of ASU 2010-17 will not have a material effect on our financial position or results of operations.

In December 2010, the FASB issued ASU 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB’s Emerging Issues Task Force).” ASU 2010-29 clarifies that when presenting comparative financial statements, an entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only, and expands the related disclosure requirements. ASU 2010-29 will be effective for us on October 2, 2011, and will be applied to business combinations for which the acquisition date is subsequent to that date. We believe that the adoption of ASU 2010-29 will not have a material effect on our financial disclosures.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements at July 1, 2011 or October 1, 2010.

Taxes

As of October 1, 2010, the total amount of our net unrecognized tax benefits for uncertain tax positions was $0.4 million. Although it is reasonably possible that our unrecognized tax benefits for tax positions taken on previously filed tax returns could materially change in the next 12 months, we are unable to make a reasonably reliable estimate as to when cash settlement of these unrecognized tax benefits, if any, will occur with a tax authority, as the timing of examinations and ultimate resolution of those examinations is uncertain.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk in the ordinary course of business, which consists primarily of interest rate risk associated with our cash and cash equivalents, as well as foreign exchange rate risk.

Interest rate risk. The primary objectives of our investment activity are to preserve principal, provide liquidity and earn a market rate of return. To minimize market risk, we maintain our portfolio in cash and diversified short-term investments, which may consist of bank deposits, money market funds and highly rated, short-term US government securities and short-term commercial paper through domestic banks who are insured by the Federal Deposit Insurance Corporation. The interest rates are variable and fluctuate with current market conditions. The risk associated with fluctuating interest rates is limited to this investment portfolio. We believe that a 10% change in interest rates would not have a material impact on our financial position or results of operations.

Our exposure to market risk also relates to the increase or decrease in the amount of interest expense we must pay on our revolving credit facility. The interest rate on our revolving credit facility is a variable interest rate based on our lender’s prime rate (a function of the federal funds effective rate) plus the applicable lender’s margin or the LIBOR plus the applicable lender’s margin, which exposes us to market interest rate risk when we have outstanding borrowings under the revolving credit facility. At July 1, 2011, we had no outstanding borrowings under the revolving credit facility. We believe that a 10% change in interest rates would not have a material impact on our financial position or results of operations.

Foreign currency risk. To date, our international customer agreements have been denominated primarily in U.S. dollars. Accordingly, we have limited exposure to foreign currency exchange rates. The functional currency of a majority of our foreign operations is U.S. dollars with the remaining operations being local currency. The effects of exchange rate fluctuations on the net assets of the majority of our operations are accounted for as transaction gains or losses. We believe that a change of 10% in such foreign currency exchange rates would not have a material impact on our financial position or results of operations. In the future, we may enter into foreign currency exchange hedging contracts to reduce our exposure to changes in exchange rates.

BUSINESS

Company Overview

We are a leading provider of high-performance analog semiconductor solutions for use in wireless and wireline applications across the RF, microwave and millimeterwave spectrum. We leverage our system-level expertise to design and manufacture differentiated, high-value products for customers who demand high performance, quality, and reliability. The diversity and depth of our business across technologies, products, applications, end markets and geographies provide us with a stable foundation for growth and enable us to develop strong relationships with our customers. We offer over 3,000 standard and custom devices, ICs, multi-chip modules and complete subsystems across 38 product lines serving over 6,000 end customers in three large and growing primary markets. Our primary markets are Networks, which includes CATV, cellular backhaul, cellular infrastructure and fiber optic applications; A&D; and Multi-market, which includes automotive, industrial, medical, mobile and scientific applications.

We build upon a strong 60-year heritage of delivering innovative solutions dating back to the founding of Microwave Associates, Inc. We utilize our system-level knowledge and our extensive capabilities in high-frequency modeling, IC design, integration, packaging and manufacturing of semiconductors to address our customers’ needs. Our specialized engineers and technologists located across six global design centers collaborate with our customers during the early stage of their system development process to incorporate our standard products and identify custom products we can develop to enhance their overall system performance. We believe the combination of our market-facing strategy and our engineering expertise enables us to identify profitable growth opportunities and rapidly develop and deliver new products and solutions. We have a comprehensive new product opportunity assessment process with 128 products in development as of July 1, 2011 that we believe will enhance our revenue growth and improve our gross margin through a richer product mix. Many of our products have long lifecycles ranging from 5 to 10 years, and some of our products have been shipping for over 20 years. We believe these factors create a competitive advantage that often leads to sole source design wins and strengthened customer relationships.

We believe our “fab-lite” manufacturing model provides us with a competitive advantage and an attractive financial model through a variable cost structure. We operate a single GaAs and silicon semiconductor fab at our Lowell, Massachusetts headquarters. We also utilize external semiconductor foundries to supply us with additional capacity in periods of high demand and to provide us access to additional process technologies. The ability to utilize a broad array of internal proprietary process technologies as well as commercially available foundry technologies allows us to select the most appropriate technology to solve our customers’ needs. We believe our fab-lite strategy also provides us with dependable domestic supply, control over quality, reduced capital investment requirements, faster time to market, and additional outsourced capacity when needed. In the A&D market, an internal domestic fab is often a requirement to be a strategic supplier. In addition, the experience base cultivated through the continued operation of our internal fab provides us with the expertise to better manage our external foundry suppliers.

We serve our broad and diverse customer base through a multi-channel sales strategy utilizing direct sales and a global network of independent sales representatives and distributors. Our direct sales force and application engineers are focused on securing design wins by supporting industry-leading OEM customers. Our customers include Alcatel-Lucent, Cisco Systems, Inc., Ericsson AB, Ford, Harris Corporation, Huawei Technologies Co., Ltd., ITT Corporation, Rockwell Collins, Inc., Samsung Electronics Co., Ltd. and Thales S.A. Our top 25 direct customers, most of whom have been purchasing our products for at least a decade, accounted for 50.9% of our revenue in fiscal year 2010 and 57.2% of our revenue in the nine months ended July 1, 2011. Sales to our distributors accounted for 30.0% of our revenue in fiscal year 2010 and 25.1% of our revenue in the nine months ended July 1, 2011.

We generated revenue of $260.3 million for fiscal year 2010 and $231.5 million and $186.1 million for the nine months ended July 1, 2011 and July 2, 2010, respectively. Our revenue grew 24.4% for the nine months ended July 1, 2011 over the nine months ended July 2, 2010.

Industry

The growth of advanced electronic systems using RF, microwave and millimeterwave technologies has created strong demand for high-performance analog semiconductor components, modules and solutions. This market demand is driven by the growth of mobile internet devices, cloud computing and streaming video that strain existing network capacity, as well as the growth in advanced information-centric military applications. In addition, the increasing need for real-time information, sensing and imaging functions in automotive, industrial, medical, scientific and test and measurement applications is driving demand in these markets.

The terms RF, microwave and millimeterwave are used to refer to electromagnetic waves in a particular frequency range produced by applying an alternating current to an antenna or conductor. A wide variety of advanced electronic systems rely on electromagnetic waves for high-speed data transmission or reception.

The Networks market is experiencing growth with the proliferation of wireless and wired devices from smartphones and tablets to set top boxes, as well as the data rich applications and services they enable such as mobile internet, cloud computing, video-on-demand, social media, global positioning functionality and location based services. According to the 2010 Cisco Visual Networking index, Global Internet Protocol traffic will quadruple from 2009 to 2014, growing at a approximately 34% compound annual growth rate (CAGR). The growth in Global Internet Protocol traffic is driving demand for communications infrastructure equipment consisting of amplifiers, filters, receivers, switches, synthesizers, transformers, upconverters, and other components to expand and upgrade cellular backhaul, cellular infrastructure, CATV, broadband, and fiber optic networks. In addition, semiconductor products and solutions must continually deliver higher throughput performance and functionality to meet the increasing demands of end users.

In the A&D market, electronic content continues to grow as military applications, such as radar warning receivers, communications data links and tactical radios, unmanned aerial vehicles (UAV), RF jammers, electronic countermeasures, and smart munitions, require more advanced electronic systems. Military applications are becoming more sophisticated, favoring higher performance semiconductor ICs based on GaAs and GaN technology due to their high power density, improved power efficiency and broadband capability. Radar systems for mapping and targeting missions are undergoing a major transition from existing mechanically scanned radar products to a new generation of active electronically scanned array (AESA) based products. Consisting of hundreds or thousands of transmit/receive modules commonly based on GaAs and increasingly on GaN technology, AESAs deliver greater speed, range, resolution and reliability over mechanically scanned radar products that utilize a single transmitter and receiver with mechanical steering. Military communications employing wireless infrastructure and tactical radios in the field remain critical for allowing geographically dispersed users to exchange information quickly and efficiently. The tactical radio market is transitioning from single-band, single-mode radios to multi-band, multi-mode radios and the annual multi-band military radio market is estimated to grow from $1.3 billion in 2009 to $4.4 billion in 2020, representing an approximately 12% CAGR, according to Strategy Analytics. UAVs and their underlying semiconductor content require innovative designs to meet the rigorous specifications for high performance, small size, and low power consumption. The Teal Group forecasts that the worldwide UAV market will double over the next decade due to heightened interest in information warfare and peace keeping missions.

The Multi-market category encompasses various applications including automotive, industrial, medical, mobile, test and measurement and scientific applications, where RF, microwave and millimeterwave semiconductor solutions are gaining prevalence. Semiconductor content in automobiles is projected to grow in order to offer connectivity, safety, performance and telematics features. For example, market research provider IC Insights forecasts that average semiconductor content per automobile will rise to $350 in 2011, a 15% increase from the $305 average in 2010, and to $425 in 2014. In addition, evolving medical technology has increased the need for high-performance semiconductor solutions in medical imaging and patient monitoring to provide enhanced analysis and functionality.

Industry Challenges

As the demand for advanced electronics systems relying on RF, microwave and millimeterwave technologies increases, OEMs are facing increasing challenges to provide high-performance, high quality and reliable products and systems including:

Higher performance requirements. End users of communication devices and advanced electronic systems are increasingly demanding higher performance, longer usage time, improved reception, faster data upload and download speeds, and longer service life. In order to meet these demands, OEMs seek innovative semiconductor solutions that offer greater performance attributes that result in increased throughput, reduced power consumption and increased signal integrity.

Increasing systems complexity. Growing competitive pressures to enhance system features and improve overall performance is creating greater system complexity. A common technology trend in many wireless markets is the proliferation of multi-band, multi-mode applications that operate at higher frequencies. This increasing complexity coupled with the pressure to reduce costs and simplify assembly operations, is forcing OEMs to seek highly integrated solutions that combine multiple functions, thereby reducing component count and system size without compromising performance.

Faster time to market. OEMs must reduce their development time in order to bring their systems to market faster and respond to growing competition. Due to long OEM program lifecycles and their customer planning processes, we believe the OEM’s ability to secure initial design wins is especially critical to drive future revenue. As a result, OEMs seek integrated solutions and technical support that shorten their time to design, develop, test, qualify and launch their systems.

Greater cost pressure. The global competitive landscape demands that OEMs deliver more advanced and complex systems in a cost-effective manner. Many OEMs have reduced or eliminated their internal semiconductor design and manufacturing capabilities and instead rely on specialized, best-in-class suppliers for these solutions. This trend has yielded additional opportunities for qualified semiconductor suppliers to provide cost-effective, high-performance products and solutions.

Higher quality and reliability requirements. Our primary markets are dominated by applications requiring high quality and reliable products. Components and systems in these markets may be subject to extreme environmental conditions for extended periods of time, in some cases over 10 years. For example, in automotive, battlefield and communications infrastructure applications, quality and reliability requirements are more stringent as the consequences of a field failure can be particularly serious or expensive to service. As a result, OEMs may require their suppliers to implement specialized design, manufacturing, quality assurance and testing processes.

Our Competitive Strengths

We believe our key competitive strengths include the following:

Extensive design and integration capabilities. Our 60-year heritage of innovation has allowed us to develop a comprehensive understanding of high-performance analog semiconductor solutions for wireless and wireline RF, microwave and millimeterwave applications. Our expertise includes advanced modeling, IC design wafer fabrication processes, packaging and associated assembly and testing of individual devices and complete subsystems. Our system-level approach to integration in conjunction with innovative IC and package design capabilities enable us to rapidly provide a comprehensive set of high-performance and high-value solutions to meet the increasingly complex needs of our customers. For example, our “SmartSet” chipset solution of six highly integrated, multi-function ICs simplifies complex point-to-point radio design for our customers. The six ICs consist of an upconverter, receiver, driver amplifier, power amplifier, frequency multiplier and voltage controlled oscillator, which when combined together in our “SmartSet” chipset deliver optimal system performance while enabling OEMs to achieve faster time to market. Our engineers use proprietary device and electro-magnetic modeling techniques to further enhance our design capabilities and accurately model performance of our new designs before fabrication, thus reducing cost and shortening time to market. Our team of engineers, many of whom have over 20 years of experience in high-frequency analog design, are located across six global design centers. The combination of our extensive knowledge base, patents and trade secrets, design and modeling expertise and experienced engineering talent provides a competitive advantage.

Fab-lite manufacturing with broad and differentiated process and packaging technologies. We believe our fab-lite model provides us with an operating advantage over fabless competitors and those that only use an internal fab, by giving us the flexibility to use our internal fab for proprietary process technologies or external fabs for other technologies. Our fab-lite model also provides us with dependable domestic supply, control over quality, reduced capital investment requirements, faster time to market and additional outsourced capacity when needed. In the A&D market, an internal domestic fab is often a requirement to be a strategic supplier. For example, our diode and switch manufacturing capabilities include our patented aluminum GaAs (AlGaAs) and heterolithic microwave integrated circuit (HMIC) process technologies. With our AlGaAs heterojunction P-I-N diode technology, we have been able to secure design wins in high end systems such as semiconductor test and measurement equipment and A&D missile seeker heads that require high power, low insertion loss switching components over broadband operation from DC to 70 GHz. We have also pioneered the design of low cost surface mount packaging for high-frequency, millimeterwave applications, which allows our customers to leverage lower cost and high-volume assembly lines to manufacture their products. The combination of these processes and packaging technology innovations with our fab-lite manufacturing model and broad engineering expertise enables us to optimize our products to best address our customers’ needs while providing a competitive advantage that we believe is difficult to replicate.

Breadth and depth of product portfolio and diverse end markets. We offer a broad range of standard and custom ICs, modules and complete subsystems across 38 product lines. Many of our products have long lifecycles ranging from 5 to 10 years. Our product portfolio currently includes more than 3,000 products actively sold across various product lines in the following key platforms:

Key Product Platforms

More than 6,000 customers in various applications and end markets worldwide have purchased our products, either from us directly or through our global network of sales representatives and distributors. Our products are offered in numerous form factors to facilitate their use in a variety of applications within our diverse primary markets of Networks, A&D and Multi-market, which represented 27%, 33%, and 40%, respectively, of our revenue in fiscal year 2010 and 31%, 30% and 39%, respectively, of our revenue in the nine months ended July 1, 2011. Our disciplined approach to new product development allows us to produce new product platforms with a fast cycle time from opportunity assessment to product launch. Our broad offering and reach into three large and growing markets provide us with competitive advantages to identify and address new opportunities for growth. For example, our commercial manufacturing experience and capabilities in the Networks and Multi-market allow us to provide cost-effective solutions to the A&D market. In addition, while our A&D customers may be the first to demand products fabricated in the newest high-performance process technologies, as manufacturing volumes increase and wafer prices drop, we believe our Networks and Multi-market customers will increasingly demand next-generation products leveraging these technologies.

Global sales and engineering footprint fostering strong customer relationships. We employ a global multi-channel sales strategy and support model intended to facilitate our customer’s evaluation and selection of our products. We sell through our direct sales force, our application engineering staff and our global network of independent sales representatives and distributors. We have strategically positioned our direct sales and applications engineering staff in 25 locations worldwide, augmented by independent sales representatives and distributors in 135 locations worldwide to offer responsive local support resources to our customers and to build long-term relationships. With our global design centers, our application engineers visit customers at their engineering and manufacturing facilities, aid them in understanding our capabilities and collaborate with them to optimize their system performance. Our global distribution network allows us to reach new customers in new geographies more effectively than we can using our direct sales force alone.

Proven track record, extensive history and reputation for delivering high-quality and reliable solutions. Our management leadership team has an average of 23 years of experience in our industry. In addition, M/A-COM as a global brand leverages a 60-year heritage of experience in designing and manufacturing innovative and reliable solutions to meet the needs of our industry-leading OEM customers. Over the years we have developed broad expertise in a number of disciplines that are critical to the design and manufacture of ICs, components and modules for technically demanding RF, microwave and millimeterwave applications. We have organized our business globally around key markets and are often selected by customers on the basis of our demonstrated industry expertise to provide them with insight, innovation and high quality, reliable solutions. Our U.S.-based fab provides us and our customers the confidence that our technology and their supply are both secure and dependable for their relatively long-lived programs. Running our own fab assures us and our customers that our production quality standards will be adhered to at the highest level. We place a relentless focus on operational quality and efficiency, which has resulted in deep and lasting relationships with our core customers.

Strategy

Our objective is to be the leader in providing high-performance analog semiconductor solutions for use in wireless and wireline applications across the RF, microwave and millimeterwave spectrum. Key elements of our strategy to achieve this objective include:

Aggressively deliver new products and solutions. Our system-level expertise, engineering talent and broad technology portfolio provide us with a strong foundation for delivering new products and solutions. We intend to use our new product opportunity assessment process to identify and develop more integrated, higher-margin and value-added solutions with long lifecycles that we believe can support our revenue growth and improve our gross margin through a richer product mix. Product opportunities are evaluated on various criteria, including market and customer opportunity, product and technology strategy, and financial targets. We continue to invest in our product portfolio and recently doubled the size of our engineering team, expanded from two to six global design centers and significantly increased our research and development spending. As of July 1, 2011, we had 128 new products in development with expected design cycle times ranging from 8 weeks to 18 months. For example, we recently introduced gallium nitride on silicon carbide (GaN-on-SiC) transistors as well as a “Smart Pallet” that integrates multiple GaN-on-SiC transistors and additional circuitry on a low-cost board. The uniquely designed “Smart Pallet” reduces the complexity and cost for our customers to integrate our solutions into their system by lowering their bill of materials and enabling programmability. We believe we will continue to provide more technology solutions and extend our position as a leading provider in the markets we serve.

Leverage technology expertise and innovation. We believe our core competency is the ability to model, design, integrate, package and manufacture differentiated solutions. We intend to leverage this core competency to continue to solve increasingly difficult and complex challenges that our customers face during their system design phases. We believe our integrated and customized solutions provide high performance, quality, reliability and faster time to market and we will continue to enhance and defend our technology leadership and sole supplier status with many of our customers. For example, we developed innovative, patented technologies such as HMIC, which provides high integration, high power and low loss switching capabilities for our primary markets. This technology replaces mechanical switches for very high power applications.

Increase sales to existing customers and pursue new markets and customers. We intend to continue to expand our revenue opportunities through our market-facing strategy of aligning our solutions with our customers’ needs and collaborating with them during the product definition stage of their system to design in our standard products and identify custom products we can develop to enhance their overall system. We believe this approach will allow us to sell more complete semiconductor solutions that integrate more functions and incorporate more highly-valued content into our products. Our multi-channel sales strategy allows us to reach new customers in new geographies more effectively than we can with only our direct sales force. We also intend to increase our direct sales force presence in attractive international markets with high-growth potential.

Utilize fab-lite manufacturing approach to optimize our solutions. We intend to continue capitalizing on our fab-lite strategy as an operating advantage. In any situation, we may choose to leverage our internal proprietary process technologies or other technologies from external fabs. Our domestic fab provides us with a dependable source of supply and allows us to better control quality and develop products faster with shorter fabrication lead times over external foundries. We believe our ability to leverage our existing internal capabilities and external outsourcing helps us to provide optimized solutions for our customers and will help us gain market share over time.

Opportunistically pursue complementary acquisitions. We intend to pursue acquisitions of technologies, design teams, products and companies that complement our strengths and help us execute our strategies. Our acquisition strategy is designed to accelerate our revenue growth, expand our technology portfolio, grow our addressable market and create shareholder value. Our management team has a proven track record in identifying, acquiring and successfully integrating companies and technologies in the high-performance analog semiconductor industry. We acquired Mimix for its complementary products and technologies in our core markets, which enabled us to strengthen customer relationships, and Optomai for technologies that have accelerated our entrance into the fiber optics market.

Continue to improve operational efficiency. We intend to expand our gross margin primarily through a higher margin product mix driven by our new product opportunity assessment program. We also intend to continue to increase our operational efficiency by leveraging our existing fixed-cost structure, achieving greater capacity utilization and continuing to optimize our supply chain.

Markets

We offer high-performance analog semiconductor products for both wireless and wireline applications across the frequency spectrum from RF to millimeterwave. We regularly develop high-value products to serve our customers in three primary markets: Networks, A&D and Multi-market.

Networks. In the Networks market, our expertise in system-level architectures and advanced microwave monolithic integrated circuit (MMIC) design capability allow us to offer OEMs highly integrated solutions optimized for performance and cost. We are a leader in high-frequency semiconductors used in point-to-point radios for cellular backhaul and we provide a highly-integrated solution featuring innovative IC and package design capabilities. Similarly, we offer a broad portfolio of modulator drivers, transimpedance amplifiers and limiting amplifiers for transmitter and receiver applications in 40/100 Gbps fiber optic networks, enabling telecommunications carriers and data centers to cost-efficiently increase their network capacity by a factor of four to ten times. For optical communications applications, we utilize a proprietary combination of GaAs and InP technologies to obtain advantages in performance and size. For CATV infrastructure applications, we offer OEMs the opportunity to streamline their supply chain through our broad portfolio of active components such as active splitters, amplifiers, multi-function ICs and switches, as well as passive components such as transformers, diplexers, filters, power dividers and combiners. Our revenue from sales of Networks products accounted for 27% of our revenue for fiscal year 2010, and 31.0% and 26.4% for the nine months ended July 1, 2011 and July 2, 2010, respectively.

Aerospace & Defense. In the A&D market, we believe our in-depth knowledge of critical radar system requirements, integration expertise and track record of reliability make us a trusted resource for customers faced with demanding application parameters. For radar applications, we offer standard and custom power transistor pallets, discrete components, limiters, phase shifters and integrated modules for transmission functions in air traffic control, marine, weather and military and phased array radar applications. For military communications data link and tactical radio applications, we offer a family of active, passive and discrete products that can fill out both the transmit and receive chain in such systems, such as integrated IC modules, control components, low phase noise hybrid voltage-controlled oscillators (VCOs), transformers, power transistors and pallets, and metal electrode leadless face (MELF) PIN diodes. In some cases, we design parts specifically for these applications, while in others, our reputation for quality allows these demanding customers to reduce the cost of their high-performance systems by designing in standard dual-use or commercial off-the-shelf parts that we have developed for other applications. We believe manufacturing many of these products in our U.S. fab offers us a competitive advantage in the A&D market because of our proprietary process technologies and certain A&D customers’ requirements for a domestic supply chain. Our revenue from sales of A&D products accounted for 33% of our revenue for fiscal year 2010 and 29.9% and 32.8% for the nine months ended July 1, 2011 and July 2, 2010, respectively.

Multi-market. In Multi-market, our products are used in automotive, industrial, medical, mobile, test and measurement and scientific applications. For automotive applications, we leverage our patented technology, proprietary software, advanced integration expertise and system architecture to provide an integrated global positioning system (GPS) module with smaller form factor and lower cost. In the medical industry, our custom designed non-magnetic MELF PIN diode product line is critical for MRI applications. For test and measurement applications, our patented HMIC process is ideal for high-performance, integrated bias networks. Our portfolio of general purpose GaAs ICs includes low noise amplifiers and power amplifiers that address a wide range of applications from industrial radio frequency identification (RFID) systems to test and measurement equipment, tablets and other wireless local area network devices. Our revenue from sales of Multi-market products accounted for 40% of our revenue for fiscal year 2010 and 39.1% and 40.9% for the nine months ended July 1, 2011 and July 2, 2010, respectively.

The table below presents the major applications in our three primary markets:

Networks	Aerospace & Defense	Multi-market
Broadcast	Avionics	Automotive / GPS
CATV Headend Equipment	Electronic Warfare	Body / Object Scanning
CATV Infrastructure	Hi-rel / Space	Datacards
Cellular Backhaul	Military Comm. Data Links	Industrial
Cellular Infrastructure	Military Comm. Radios	Scientific
GPON / FTTx	Public Safety Radios	Medical
Optical Communications	Radar	RFID
Satellite Communications		Smart Energy
Set Top Box / DVR / Modems		Smartphones / Tablets
Video / Media Gateway		Test & Measurement
VSAT		WLAN

Products

We offer 38 product lines with an extensive portfolio of over 3,000 standard and custom devices, ICs, modules and complete subsystems that OEMs can utilize to build their complex systems. Our new product introductions since the beginning of 2010 have included GaN power transistors, low phase noise VCOs, active splitters, highly-linear packaged power amplifiers, HMIC broadband switches, highly-integrated and packaged 38 GHz chipsets, 4- and 6-bit phase shifters, modulator drivers and transimpedance amplifiers.

The table below presents the major product lines in each of our three primary markets:

Product Lines	Networks	Aerospace & Defense	Multi-market
Active Splitter	✓
Amplifier	✓	✓	✓
Attenuator	✓	✓	✓
Automotive Module			✓
Balun	✓
Bias Networks			✓
Capacitor		✓	✓
Component		✓	✓
Coupler	✓	✓	✓
Diode	✓	✓	✓
Down Converter IC		✓
Filter	✓
Frequency Multiplier	✓	✓	✓
Hybrid Voltage Controlled Oscillator	✓	✓	✓
Integrated Receiver IC	✓	✓
Integrated Transmitter IC		✓
Logic Driver Circuit	✓	✓	✓
Mixer	✓	✓	✓
Modulator / Demodulator		✓	✓
Multi-Function Integrated Circuit	✓	✓
Multi-Function Module	✓	✓	✓
Optical Limiting Amplifier	✓
Optical Modulator Driver	✓
Phase Shifter	✓	✓
Power Combiner	✓	✓	✓
Power Detector	✓	✓	✓
Power Divider	✓	✓	✓
Power Hybrid Pallet	✓	✓	✓
Power Hybrid Transistor	✓	✓	✓
Switch	✓	✓	✓
Switch Limiter	✓	✓
Synthesizer	✓	✓
Transceiver			✓
Transformer	✓	✓
Transimpedance Amplifier	✓
Upconverter IC	✓
Variable Gain Amplifier	✓	✓	✓
Voltage Controlled Oscillator	✓	✓

Technology

The interaction of semiconductor process technology, circuit design technology and in some cases, packaging technology defines the performance parameters of our products.

Circuit design and device modeling expertise. Our engineers are experts in the design of circuits capable of reliable, high-performance RF, microwave and millimeterwave signal conditioning. Our staff has decades of experience in solving complex design challenges in applications involving high frequency, high power, and environmentally-rugged operating conditions. We also developed proprietary device and electro-magnetic modeling techniques that our engineers use to generate predictive models prior to fabrication, which reduce the number of physical prototype builds necessary to bring a new product design to market.

Packaging expertise. Our extensive packaging expertise enables us to model the interaction between the semiconductor and its package, and our engineers make appropriate adjustments in the design of both to take account of that interaction. We offer products in a variety of different package types for specific applications, including plastic over-molded, ceramic and laminate-based.

Semiconductor process technology. We leverage our domestic semiconductor wafer fabrication capabilities and our foundry suppliers to offer customers the right process technology to meet their particular requirements. Depending on the requirements for the application, our semiconductor products may be designed using any of the following internally developed and externally sourced process technologies:

Internal Process Technologies	External Process Technologies
AlGaAs Diodes	GaAs HBT
GaAs MESFET	GaAs HFET
GaAs pHEMT	GaAs MESFET
HMIC Technology	GaAs pHEMT
Silicon Bipolar	GaN on SiC
Silicon Diodes	InP HBT
Silicon LDMOS	RF CMOS
Silicon MOSFET	SiGe

We regularly develop and continue to invest in proprietary processes to enable us to develop and manufacture unique high-value solutions. For example, our HMIC technology is a patented process offered only by us that uses a silicon/glass process to produce components with compact die outlines that have higher gains and lower losses compared to FET-based devices, and are optimized for wide operating frequency ranges. Our engineers’ complex system-level design expertise allows us to offer differentiated solutions that leverage multiple process technologies and are integrated into a single, higher-level assembly thereby delivering our customers’ solutions with enhanced functionality.

Research and Development

Our research and development efforts are directed toward the rapid development of new and innovative products and solutions, process technologies and packaging techniques. Our predictive modeling expertise allows us to achieve faster design cycle times resulting in shorter time to market for our products. Our new product introductions in 2010 and 2011 to date have included:

•	GaN power transistors and pallets for radar and avionic applications;

•	low phase noise VCOs for the cellular backhaul market and military communications applications;

•	active splitters for CATV multi-tuner broadband voice, video and data customer premises equipment, and front-end ICs for MoCA applications;

•	highly-linear, packaged power amplifiers well-suited to cellular backhaul and satellite communication applications;

•	HMIC broadband diode switches with packaging optimized for broadband performance, well-suited to military and test equipment applications;

•	highly-integrated, packaged 38 GHz chipsets for point-to-point radio applications, including an integrated upconverter and receiver, driver and power amplifiers, a VCO and a multiplier;

•	4- and 6-bit phase shifters across multiple frequency bands for commercial communications and radar applications; and

•	optical modulator drivers and transimpedance amplifiers for 40/100G fiber optic networks.

Research and development expenses were $25.5 million and $18.7 million for the nine months ended July 1, 2011 and July 2, 2010, respectively, and $25.8 million, $13.6 million and $6.7 million for fiscal years 2010, 2009 and 2008, respectively. As of July 1, 2011, we had 128 new products in development. We anticipate that we will continue to make significant research and development expenditures in order to drive future new product introductions and maintain our competitive position. As of July 1, 2011, we had 146 employees dedicated to research and development at six global design locations.

Sales & Marketing

We sell our products and solutions through our multi-channel sales strategy consisting of our direct sales force and our applications engineering staff in 25 locations worldwide, augmented by independent sales representatives and our authorized distributors, including Richardson and Avnet Electronics Marketing located in 135 locations worldwide. Sales to our distributors accounted for 30.0% of our revenue in fiscal year 2010 and 25.1% of our revenue in the nine months ended July 1, 2011.

As of July 1, 2011, we had 111 employees dedicated to sales and marketing, strategically positioned in more than 25 locations worldwide to offer dedicated local support resources to our customers. The sales team is focused on customer needs in our three primary markets rather than on particular product lines, facilitating product cross-selling across end markets and within key accounts. Through our website, customers can request samples, as well as access our product selection guide, detailed product brochures and data sheets, application notes, suggested design block diagrams and test fixture information, technical articles and information regarding quality and reliability.

Customers

Our diversified customer base of over 6,000 customers includes systems manufacturers, OEMs, contract manufacturers and distributors. For fiscal year 2010 and the nine months ended July 1, 2011, our only direct customer individually accounting for more than 10% of our revenue was Ford at 10.9% and 11.2%, respectively. In addition, our principal distributor Richardson individually accounted for 23.4% and 20.7%, respectively, of our revenue in fiscal year 2010 and the nine months ended July 1, 2011. Our top 25 direct customers accounted for 50.9% of our revenue in fiscal year 2010 and 57.2% of our revenue in the nine months ended July 1, 2011.

Competition

The markets for our products are highly competitive and are characterized by rapid technological change and continuously evolving customer requirements. We believe that the principal competitive factors in our markets include:

•	the ability to timely design and deliver products and solutions that meet customers’ performance, reliability and price requirements;

•	the breadth and diversity of product offerings;

•	the ability to provide a reliable supply of products in sufficient quantities and in a timely manner;

•	the ability of engineering talent to drive innovation and new product development;

•	the quality of customer service and technical support; and

•	financial and operational stability and reputation.

We believe that we compete favorably with respect to these factors. However, many of our competitors have significantly greater financial, technical, manufacturing and marketing resources than we do and might be perceived by prospective customers to offer financial and operational stability superior to ours. The competition for similar products also affects the pricing of our products and pricing may not remain at a level where we can sell our products on a profitable basis.

We compete primarily with other suppliers of high-performance analog semiconductor solutions for use in wireless and wireline RF, microwave and millimeterwave applications. We expect competition in our markets to intensify, as new competitors enter the RF, microwave and millimeterwave markets, existing competitors merge or form alliances, and new technologies emerge. Some of our competitors are also our customers, and in certain product categories we compete with semiconductor manufacturers from which we also obtain foundry services, including TriQuint and RFMD.

We compete with Hittite across all three of our primary markets. In the Networks market, we also compete with Avago, RFMD and TriQuint. In the A&D market, we also compete with Aeroflex, Microsemi and TriQuint. In the Multi-market arena, we also compete with Aeroflex, Avago, Microsemi and Skyworks Solutions, Inc.

Geographic Information

For information regarding revenue and long-lived assets by geographic region, see Note 24 to our combined consolidated financial statements appearing elsewhere in this prospectus. Risks attendant to our foreign operations are discussed elsewhere in this prospectus under the heading “Risk Factors.”

Backlog and Inventory

Our sales are made primarily on a purchase order basis, rather than pursuant to long-term contracts where the customer commits to buy any minimum amount of product over an extended period. We also sometimes ship finished goods inventory to certain customer or third-party “hub” locations, but do not recognize revenue associated with such shipments until these customers consume the inventory from the hub. Due to these arrangements and industry practice, which allows customers to cancel orders with limited advance notice prior to shipment, and with little or no penalty, we believe that backlog as of any particular date may not be a reliable indicator of our future revenue levels. We also frequently ship products from inventory shortly after receipt of an order, which we refer to as “turns business.” The cancellation or deferral of product orders, the return of previously sold products, or overproduction due to a change in anticipated order volumes could result in us holding excess or obsolete inventory, which could result in inventory write-downs and, in turn, could have a material adverse effect on our financial condition.

Intellectual Property

Our success depends in part upon our ability to protect our intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, copyrights, trademarks and trade secrets, as well as customary contractual protections with our customers, suppliers, employees and consultants. We also license third-party technologies that are incorporated into some elements of our design activities and products. Historically, licenses of the third-party technologies used by us have been available to us on acceptable terms.

As of July 1, 2011, we had 89 U.S. and 15 foreign patents and two U.S. and seven foreign pending patent applications covering elements of circuit design, manufacturing and wafer fabrication. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. The expiration dates of our patents range from 2011 to 2028. We do not regard any of the patents scheduled to expire in the next 12 months as material to our overall intellectual property portfolio. Notwithstanding our active pursuit of patent protection when available, we believe that our future success will be determined by the innovation, technical expertise and management abilities of our engineers and management more than by patent ownership.

The semiconductor industry is characterized by the existence of a large number of patents, copyrights, trademarks and trade secrets and by the vigorous pursuit, protection and enforcement of intellectual property rights. Many of our customer agreements require us to indemnify our customers for third-party intellectual property infringement claims, which may in the future require that we defend those claims and might require that we pay damages in the case of adverse rulings. Claims of this sort could harm our relationships with our customers and might deter future customers from doing business with us. With respect to any intellectual property rights claims against us or our customers or distributors, we may be required to cease manufacture of the infringing product, pay damages, expend resources to develop non-infringing technology, seek a license, which may not be available on commercially reasonable terms or at all, or relinquish patents or other intellectual property rights.

Facilities

Our principal executive offices are located in two adjacent leased facilities in Lowell, Massachusetts. We do not own any real property, and conduct our administration, manufacturing, research and development and sales and marketing in our leased facilities. We believe that our leased facilities are adequate for our present operations. The following is a list of our main facilities and their primary functions.

Site	Major Activity	Square Footage	Lease Expiration
Lowell, Massachusetts	Administration, Wafer Fabrication, Assembly and Test, Research and Development, Sales and Marketing	157,000	September 2013

Lowell, Massachusetts	Assembly and Test, Research and Development	60,000	June 2014

Cork, Ireland	Administration, Research and Development	21,000	September 2013

We also maintain leased facilities for our design centers located in Santa Clara, California, Belfast, Northern Ireland, and Sydney, Australia, our design, assembly and test operations located in Torrance, California, our administrative, assembly and test operations located in Hsinchu, Taiwan, and our local sales offices in China, India and South Korea.

Manufacturing, Sources of Supply and Raw Materials

All of our internal wafer fabrication, and a majority of our internal assembly and test operations, are conducted at our Lowell, Massachusetts headquarters. We believe having a U.S.-based four-inch wafer fab is a competitive advantage for us over fabless competitors, in that we have greater control over quality, a secure source of supply and a domestic source for U.S. A&D customers for whom this may be an important sourcing advantage. We also perform internal assembly and test functions at our Torrance, California and Hsinchu, Taiwan locations.

The remainder of our manufacturing is outsourced, and our operations staff has extensive expertise in the management of outsourced manufacturing service providers and other supply chain participants. We believe our fab-lite model of outsourcing certain of our manufacturing activities rather than investing heavily in capital-intensive production facilities to support those functions internally provides us with the flexibility to respond to new market opportunities, simplifies our operations and significantly reduces our capital requirements.

We utilize external foundries to supply us with semiconductor wafers manufactured in process technologies which we have chosen not to develop internally, and to provide us additional manufacturing capacity on some internally fabricated process technologies. We also use third-party contract manufacturers for assembly, packaging and test functions, and in some cases for fully-outsourced turnkey manufacturing of our products. As of July 1, 2011, we had 364 employees devoted to internal fabrication and manufacturing operations, and the management of our outsourced manufacturing activities.

The principal materials used in the production of our IC products are semiconductor substrates and high purity source materials such as gallium, aluminum, arsenic and silicon. We purchase from hundreds of suppliers worldwide a wide variety of other semiconductors, packages, metals, printed circuit boards, electromechanical components and other materials for use in our operations. These supply relationships are generally conducted on a purchase order basis. The use of external suppliers involves a number of risks, including the possibility of material disruptions in the supply of key raw materials and components, the lack of control over delivery schedules, capacity constraints, quality and costs.

While we attempt to maintain alternative sources for our principal raw materials to reduce the risk of supply interruptions or price increases, some of the raw materials and components are not readily available from alternate suppliers due to their unique nature, design or the length of time necessary for re-design or qualification. We routinely utilize single sources of supply for various materials based on availability, performance, efficiency or cost considerations. For example, wafers procured from merchant foundries for a particular process technology are generally sourced through one foundry only, on which we rely for all of our wafers in that process. Our reliance on external suppliers puts us at risk of supply chain disruption if the supplier does not have sufficient raw material inventory to meet our manufacturing needs, goes out of business, changes or discontinues the process in which components or wafers are manufactured, or declines to continue supplying us for competitive or other reasons, as discussed in more detail in “Risk Factors” beginning on page 11. Where practical, we attempt to mitigate these risks by qualifying multiple sources of supply, redesign of products for alternative components and purchase of incremental inventory of raw materials and components in order to protect us against supply problems.

Quality Assurance

The goal of our quality assurance program is for our products to meet our customers’ requirements, be delivered on time, and function reliably throughout their useful lives. The International Organization for Standards (ISO) provides models for quality assurance in various operational disciplines, such as design, manufacturing and testing, which comprise one part of our overall quality management system. Our Lowell, Massachusetts; Torrance, California; Cork, Ireland; Sydney, Australia and Hsinchu, Taiwan locations have each received ISO 9001:2008 certifications in their principal functional areas. In addition, our Lowell facility has received an ISO 14001:2004 environmental management systems certification.

Environmental Regulation

Our operations involve the use of hazardous substances and are regulated under international, federal, state and local laws governing health and safety and the environment. These regulations include limitations on discharge of pollutants to air, water, and soil; remediation requirements; product chemical content limitations; manufacturing chemical use and handling restrictions; pollution control requirements; waste minimization considerations; and treatment, transport, storage and disposal of solid and hazardous wastes. We are also subject to regulation by the U.S. Occupational Safety and Health Administration and similar health and safety laws in other jurisdictions.

We believe that our properties and operations at our facilities comply in all material respects with applicable environmental laws and worker health and safety laws; however, the risk of environmental liabilities cannot be completely eliminated, and there can be no assurance that the application of environmental and health and safety laws to our business will not require us to incur material future expenditures.

We are also regulated under a number of international, federal, state and local laws regarding recycling, product packaging and product content requirements, including legislation enacted in the European Union and other foreign jurisdictions that have placed greater restrictions on the use of lead, among other chemicals, in electronic products, which affects materials composition and semiconductor packaging. These laws are becoming more stringent and may in the future cause us to incur material expenditures.

Export Regulations

We market and sell our products both inside and outside the U.S. Certain of our products are subject to the Export Administration Regulations, administered by the Department of Commerce, Bureau of Industry Security, which require that we obtain an export license before we can export products or technology to specified countries. Additionally, some of our products are subject to the International Traffic in Arms Regulations, which restrict the export of information and material that may be used for military or intelligence applications by a foreign person. Other of our products are controlled by similar laws in other jurisdictions. Failure to comply with these laws could result in sanctions by the government, including substantial monetary penalties, denial of export privileges and debarment from government contracts. We maintain an export compliance program staffed by dedicated personnel under which we screen export transactions against current lists of restricted exports, destinations and end users with the objective of carefully managing export-related decisions and transactions and shipping logistics and ensuring compliance with these regimes.

Legal Proceedings

We are routinely subject to claims of a type we believe are common for companies engaged in our line of business, including commercial disputes, employment issues and claims by other companies in the industry that we have infringed or misappropriated their intellectual property rights. Any such claims may lead to future litigation and material damages and defense costs. As of the date of this filing, other than as set forth below, we are not involved in any material pending legal proceedings.

In April 2011, GigOptix, Inc. (GigOptix) filed a complaint in the Santa Clara County Superior Court against us, our subsidiary Optomai, and five employees who had previously worked for GigOptix. The complaint seeks unspecified damages, attorneys’ fees and costs, and injunctive relief for alleged breach of employment-related agreements, trade secret misappropriation and other related alleged torts by the employee defendants, Optomai and, following our April 2011 acquisition of Optomai, us. GigOptix sought a temporary restraining order which was denied by the court on July 13, 2011. GigOptix later sought an injunction on the same grounds, which was denied by the court on July 29, 2011. We intend to defend this lawsuit vigorously.

Claims that our products or processes infringe or misappropriate any third-party intellectual property rights (including claims arising through our contractual indemnification of our customers) often involve highly complex, technical issues, the outcome of which is inherently uncertain. Moreover, from time to time we may pursue litigation to assert our intellectual property rights. Regardless of the merit or resolution of any such litigation, complex intellectual property litigation is generally costly and diverts the efforts and attention of our management and technical personnel.

Employees

As of July 1, 2011, we employed 712 persons worldwide and none of our domestic employees were represented by a collective bargaining agreement; however, a number of our employees working in our European operations were covered by collective bargaining agreements. We consider our relations with employees to be good, and we have not experienced a work stoppage due to labor issues.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of July 15, 2011:

Name	Age	Position
John Ocampo	52	Chairman
Charles Bland	62	Chief Executive Officer and Director
Conrad Gagnon	57	Chief Financial Officer
Robert Donahue	52	Chief Operating Officer
Michael Murphy	49	Vice President, Engineering
Susan Ocampo	53	Director
Peter Chung	43	Director
Gil Van Lunsen	69	Director

There are no family relationships among any of our directors or executive officers, other than John Ocampo, the Chairman of the Board, and Susan Ocampo, a director, who are married to each other.

Executive Officers

John Ocampo has served as our Chairman and as a director since our inception in March 2009. Mr. Ocampo has also served as President of GaAs Labs, LLC, a private investment fund targeting the communications semiconductor market, since co-founding it in February 2008. Previously, Mr. Ocampo co-founded Sirenza Microdevices, Inc. (Sirenza), a supplier of radio frequency semiconductors and related components for the commercial communications, consumer and aerospace, defense and homeland security equipment markets. Mr. Ocampo served as a director of Sirenza from its inception in 1984 through its sale to RFMD, a designer and manufacturer of semiconductor components, in November 2007, and served in a number of senior executive roles throughout that period, most recently as its Chairman from December 1998 through November 2007. Mr. Ocampo also served as a director of RFMD from November 2007 to November 2008. Mr. Ocampo holds a B.S.E.E. from Santa Clara University.

Mr. Ocampo’s strategic vision, developed over more than 30 years successfully leading public and private companies in the RF semiconductor and component industry, is a unique asset to our board of directors. His engineering background and extensive knowledge of our operations, markets and technology provides our board of directors with important insights. We also believe that having our largest stockholder on the board of directors assists the board in making decisions aimed at increasing shareholder value over the long term.

Charles Bland has served as our Chief Executive Officer since February 2011 and as a director since December 2010. From June 2010 to February 2011, he served as our Chief Operating Officer. From April 2007 through December 2010, Mr. Bland also served as a director and as the chairman of the audit committee of NightHawk Radiology Holdings, Inc., a provider of teleradiology services. During 2009, Mr. Bland served as the Chief Financial Officer of American Gaming Systems, a privately-held designer, manufacturer and operator of gaming machines. Mr. Bland served as the Chief Financial Officer of Sirenza from July 2005 to November 2007 and also as its Chief Operating Officer from May 2003 until July 2005. Mr. Bland received his B.S., Accounting and Finance, degree from Ohio State University and his M.B.A. from the Sloan School, Massachusetts Institute of Technology.

Mr. Bland’s qualifications to serve as a director include his unique perspective and insights into our operations as our current Chief Executive Officer, including his knowledge of our products, technologies, business relationships, competitive and financial positioning, senior leadership, and strategic opportunities and challenges. In addition, Mr. Bland’s extensive experience in a variety of executive roles at public companies in our industry, his executive experience in other industries, and his prior experience as a public company director and audit committee chair allow him to bring broad and diverse perspective to our board of directors. His prior CFO and audit committee experience have provided him expertise with accounting principles and financial reporting rules and regulations, evaluating financial results and generally overseeing the financial reporting process.

Conrad Gagnon has served as our Chief Financial Officer since March 2009. From September 2008 to March 2009, he served as the Chief Financial Officer of M/A-COM Technology Solutions Inc. Prior to that, Mr. Gagnon served for more than 25 years in roles of increasing responsibility associated with related business lines at Cobham and Tyco Electronics, most recently as Vice President of Finance for the aerospace and defense and commercial business units for Cobham from September 2006 to September 2008. Mr. Gagnon holds a B.S. in Accounting and Computer Sciences from Boston College.

Robert Donahue has served as our Chief Operating Officer since February 2011, and previously served as our Chief Strategy Officer from August 2009 to February 2011. From May 2002 to August 2009, Mr. Donahue served as Executive Vice President of Sales and Marketing, Business Development and Chief Strategy Officer at WIN Semiconductor Corp., a GaAs merchant foundry. Mr. Donahue holds a B.S.E.E. and an M.S.E.E from the University of Massachusetts and an M.S. in the Management of Technology from the Sloan School, Massachusetts Institute of Technology.

Michael Murphy has served as our Vice President, Engineering, since November 2009. From July 2006 to November 2009, he served as Vice President of Engineering of the Networks Division of TriQuint Semiconductor, Inc., a supplier of RF components for wireless communications. Mr. Murphy holds a B.S.E.E. and an M.S.E.E from the University of Massachusetts and an M.B.A. from Boston University.

Non-Employee Directors

Peter Chung has served as a director since December 2010. Mr. Chung is a Managing Director of Summit Partners, L.P., which he joined in August 1994. Mr. Chung has served as a director of numerous public companies, including most recently as a director of NightHawk Radiology Holdings, Inc., a provider of teleradiology services, from March 2004 to December 2010, as a director of SeaBright Holdings, Inc., a provider of multi-jurisdictional workers’ compensation insurance and general liability insurance, from October 2003 to May 2010, and as a director of Sirenza from October 1999 to April 2006. Mr. Chung also serves as a director of several privately-held companies. Mr. Chung received an A.B. from Harvard University and an M.B.A from Stanford University. Mr. Chung was designated for nomination and election as a director by those of our stockholders affiliated with Summit Partners, L.P. pursuant to the terms of our amended and restated investor rights agreement.

Mr. Chung is an experienced investor in market-leading growth companies. He contributes broad-based knowledge and experience in business strategy, capital markets and the communications semiconductor and technology industries. Mr. Chung provides valuable insight to our board of directors on all matters facing us, from operational to strategic.

Gil Van Lunsen has served as a director since August 2010. Prior to his retirement in June 2000, Mr. Van Lunsen was a Managing Partner of KPMG LLP and led the firm’s Tulsa, Oklahoma office. During his 33-year career, Mr. Van Lunsen held various positions of increasing responsibility with KPMG. Mr. Van Lunsen is currently a member of the board of directors and the audit committee chairman at Array Biopharma Inc., a biopharmaceutical company, and a member of the board of directors and vice chairman of the audit committee of ONEOK Partners, L.P., a natural gas gathering, processing, storage and transportation company. Previously, Mr. Van Lunsen served as a director of Sirenza and was chairman of its audit committee from October 2003 through November 2007. Mr. Van Lunsen received a B.S./B.A. in accounting from the University of Denver. Our board of directors has determined that Mr. Van Lunsen is an audit committee financial expert.

Mr. Van Lunsen has extensive experience with complex financial and accounting issues and, as a former partner of KPMG LLP and audit committee chairman at other public companies in our industry and others, provides valuable leadership and insights to our board of directors on accounting, financial and governance matters. Having served as a director of Sirenza, Mr. Van Lunsen has also developed strong domain knowledge of the operational and financial issues facing our company and our industry.

Susan Ocampo has served as a director since December 2010. She has also served as Vice President, Secretary and Treasurer of GaAs Labs, LLC, a private investment fund targeting the communications semiconductor market, since co-founding it in February 2008. Previously, Mrs. Ocampo co-founded Sirenza. Mrs. Ocampo served as Sirenza’s Treasurer from November 1999 through its sale to RFMD in November 2007. Mrs. Ocampo holds a B.A. from Maryknoll College. Mrs. Ocampo has notified us of her resignation from our board of directors, to be effective immediately prior to the effectiveness of the registration statement of which this prospectus is a part.

Board Composition

Our board of directors is currently composed of five members designated for election pursuant to our amended and restated investor rights agreement, which is described under “Certain Relationships and Related Person Transactions” in this prospectus. Susan Ocampo has notified us of her resignation from our board of directors, to be effective immediately prior to the effectiveness of the registration statement of which this prospectus is a part. Before the closing of this offering, our board of directors intends to appoint a new director who will qualify as “independent” according to the rules and regulations of the SEC and the listing requirements and rules of the Nasdaq Stock Market. Immediately prior to the completion of this offering, our board of directors will be divided into three classes of directors of the same or nearly the same number. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose terms are then expiring. Directors will serve from their time of election and qualification until the third annual meeting following their election or until their successors are duly elected and qualified.

•	The initial Class I directors will be Mr. Chung and Mr. Van Lunsen, and their terms will expire at our first annual meeting of stockholders held after this offering;

•

The initial Class II directors will be Mr. Bland and the new director our board of directors intends to appoint before the closing of this offering, and their terms will expire at our second annual meeting of stockholders held after this offering; and

•	The initial Class III director will be Mr. Ocampo, whose term will expire at our third annual meeting of stockholders held after this offering.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the total number of directors. The authorized number of directors is currently set at five and may be changed by subsequent resolution of the board of directors. Vacancies on the board of directors can be filled by the board of directors.

Director Independence

Our board of directors has reviewed its composition, the composition of its committees and the independence of each member of our board of directors.

Based on information requested from and provided by each director concerning his or her background, employment and affiliates, our board of directors has determined that each of our directors who will continue in office following this offering, with the exception of Messrs. Ocampo and Bland, qualify as “independent” according to the rules and regulations of the SEC and the listing requirements and rules of the Nasdaq Stock Market. As described above, before the closing of this offering, our board of directors intends to appoint a new director who will be independent in accordance with the rules and regulations of the SEC and the Nasdaq Stock Market. Mr. Ocampo and Mr. Bland are not independent according to the rules and regulations of the SEC and the listing requirements and rules of the Nasdaq Stock Market because they are our employees.

Board Committees

Our board of directors has established an audit committee and a compensation committee and, prior to the completion of this offering, will establish a nominating and governance committee. The composition and responsibilities of each of the committees of our board of directors upon the completion of this offering is described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Upon the completion of this offering, we expect our audit committee will consist of Messrs. Van Lunsen, Chung and the new director our board of directors intends to appoint before the closing of this offering, with Mr. Van Lunsen serving as Chair. Our audit committee oversees our corporate accounting and financial reporting process, internal accounting and financial controls and audits of the financial statements. Our audit committee also evaluates the independent auditor’s qualifications, independence and performance; engages and provides for the compensation of the independent auditor; establishes the policies and procedures for the retention of the independent auditor to perform any proposed permissible non-audit services; reviews our annual audited financial statements; reviews our critical accounting policies, our disclosure controls and procedures and internal controls over financial reporting; discusses with management and the independent auditor the results of the annual audit and the reviews of our quarterly unaudited financial statements; oversees our risk management program; and reviews related-person transactions that would be disclosed under Item 404 of Regulation S-K. Our board of directors has determined that each of our expected audit committee members meet the requirements for independence and financial literacy under the applicable rules and regulations of the SEC and the Nasdaq Stock Market. Our board of directors has determined that Mr. Van Lunsen is an audit committee financial expert as defined under the applicable rules of the SEC. Upon completion of the offering, the audit committee will operate under a written charter that satisfies the applicable rules of the SEC and the listing requirements and rules of the Nasdaq Stock Market.

Compensation Committee

Upon the completion of this offering, we expect our compensation committee will consist of              and             , with              serving as Chair. Our compensation committee oversees our compensation plans, policies and programs for our executive officers, compensation of our other employees at the level of Vice President or above and non-employee directors of our board of directors. The compensation committee is also responsible for overseeing our employee benefit plans and reviewing and approving our Compensation Discussion and Analysis. Our board of directors has determined that each expected member of our compensation committee meets the requirements for independence under the applicable rules and regulations of the SEC, the Nasdaq Stock Market and Section 162(m) of Internal Revenue Code of 1986, as amended (the Code). Upon completion of the offering, the compensation committee will operate under a written charter that satisfies the applicable listing requirements and rules of the Nasdaq Stock Market.

Nominating and Governance Committee

Upon the completion of this offering, we expect our nominating and governance committee will consist of              and             , with              serving as Chair. The nominating and governance committee is responsible for identifying individuals qualified to become members of our board of directors, making recommendations regarding candidates to serve on our board of directors and overseeing evaluations of the board of directors and its committees. In making recommendations regarding board candidates, the nominating and governance committee will consider desired board member qualifications, expertise and characteristics. In addition, the nominating and corporate governance committee will be responsible for making recommendations concerning governance matters. Our board of directors has determined that each expected member of our nominating and governance committee meets the requirements for independence under the applicable rules and regulations of the Nasdaq Stock Market. Upon completion of the offering, the nominating and corporate governance committee will operate under a written charter that satisfies the applicable listing requirements and rules of the Nasdaq Stock Market.

Director Compensation

2010 Director Compensation

The following table provides information regarding the compensation earned by our non-employee directors during fiscal year 2010. Mr. Van Lunsen was our only non-employee director during fiscal year 2010. Directors who are also our employees receive no additional compensation for their service as a director.

Name	Fees Earned or Paid in Cash		Stock Awards		Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Gil Van Lunsen	$1,667	(1)	$15,000	(2)	—	—	—	—	$16,667

(1)	Mr. Van Lunsen was appointed to the board of directors in August 2010. Prior to this offering, Mr. Van Lunsen has been paid a cash stipend of $20,000 per annum for his service to us as a director, payable in quarterly increments in arrears. During fiscal year 2010, Mr. Van Lunsen received cash compensation for one month.

(2)	On August 30, 2010, Mr. Van Lunsen was granted a restricted stock award for 30,000 shares of our common stock, vesting in three equal increments on each anniversary of the grant date. The amount listed represents the aggregate grant date fair value for the restricted stock award computed in accordance with FASB ASC Topic 718 “Compensation—Stock Compensation,” excluding the effect of any estimated forfeitures.

Future Director Compensation

During our fiscal year 2011, we adopted a formal compensation program for our non-employee directors with respect to their service as directors, which will apply to such directors following the closing of this offering. The program has two elements, cash compensation and equity compensation.

Cash Compensation. The cash component of our non-employee director compensation program includes:

•	a $35,000 annual cash retainer for each non-employee director;

•

an annual cash stipend of $6,000 for each member of the audit committee and the compensation committee, and $4,000 for each member of the nominating and governance committee, in each case excluding the chairmen of such committees; and

•

an annual cash stipend of $15,000 for the chairman of the audit committee, $10,000 for the chairman of the compensation committee and $8,000 for the chairman of the nominating and governance committee.

These cash payments are calculated and paid in quarterly installments in arrears. Directors are also reimbursed for expenses in connection with attendance at board of directors and committee meetings. Directors are also eligible for coverage under our health care insurance plans at their sole expense. None of our non-employee directors has elected coverage under our health care insurance plans. Independent, non-employee directors may not receive consulting, advisory or other compensatory fees from us in addition to their board compensation.

Equity Compensation. Directors are also eligible to participate in our 2011 Omnibus Incentive Plan. Each of our non-employee directors will be granted an annual restricted stock award for a number of shares of common stock having a grant date fair market value of $50,000 in the aggregate. Each such grant will vest in full on the first anniversary of its grant date. In addition to and not in lieu of the above annual grant, when a non-employee director first joins the board of directors, he or she will be granted a second restricted stock award for a number of shares of common stock having an aggregate grant date fair market value representing that portion of $50,000 which is equivalent to the portion of the current calendar year during which such non-employee director serves on the board of directors. Any such grant will vest in full on the next regular annual director award grant date.

Compensation Committee Interlocks and Insider Participation

Messrs. Bland and Ocampo served on our compensation committee during fiscal year 2011. None of the other members of our compensation committee is or has at any time during the past year been an officer or employee of ours. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our website at www.macomtech.com. The information on or accessible through our website is not part of this prospectus. We intend to disclose any amendments to the code or any waivers of its requirements in accordance with the applicable SEC and Nasdaq rules and regulations.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

Objectives of Our Executive Compensation Programs

The compensation committee of our board of directors oversees our named executive officer compensation plans, policies and programs pursuant to our compensation philosophy and objectives under its authority as delegated by our board of directors. Our compensation programs for our named executive officers are designed to:

•	attract and retain the best executive talent;

•	motivate our executives to achieve our financial and business goals; and

•	align our executives’ interests with those of our stockholders to drive increased shareholder value.

To achieve these goals, we structure our named executive officer compensation programs to provide a competitive level of total compensation and create a strong link with our business results by tying a significant portion of each executive’s compensation to the achievement of specific performance elements that we expect will significantly increase shareholder value.

How We Set Executive Compensation

The compensation arrangements in effect for our named executive officers for fiscal years 2010 and 2011 reflect individually negotiated agreements that we executed with each of our named executive officers in connection with their entering into or agreeing to continue in our employ prior to fiscal year 2010. The compensation arrangement for our Chairman of the Board, which consists of an annual base salary and benefits, was put in place in connection with the M/A-COM Acquisition. The specific terms of the compensation arrangements for the other named executive officers were negotiated with our Chairman of the Board and, in the case of certain named executive officers other than our former Chief Executive Officer, with our former Chief Executive Officer.

During fiscal year 2011, we engaged Radford, a compensation consultant, to evaluate our current compensation programs and make recommendations for our programs going forward. As part of this analysis, Radford reviewed our current compensation programs and compared them to compensation at the following companies that we consider potential competition for executive talent: Anadigics, Analogic, Atheros Communications, Cabot Microelectronics, Hittite, Integrated Device Technology, Intersil, Micrel, Microsemi, Monolithic Power Systems, Power Integrations, RFMD, Semtech, Silicon Image, Silicon Laboratories, Skyworks, Standard Microsystems, Tessera Technologies, TriQuint and Verigy. Based on this evaluation by Radford, our board of directors concluded that our executive compensation (not including for our Chairman of the Board) was overall at market for annual base salary, equity compensation and benefits, and slightly lower than market for annual incentive compensation. We did not specifically benchmark total compensation or components of compensation for our named executive officers.

Going forward we anticipate that our compensation committee will determine the compensation of our named executive officers and will have the authority to engage consultants and advisors as it determines appropriate.

Elements of Executive Compensation

Our compensation program for our named executive officers, other than our Chairman of the Board, consists of the following elements:

•	base salary and benefits;

•	annual cash incentives; and

•	long-term equity incentives.

Base Salary and Benefits

Fiscal Year 2010. The annual base salary in place for fiscal year 2010 for each of our named executive officers, other than our Chairman of the Board, was determined pursuant to the terms of each executive’s employment agreement, and reflects each executive’s relative level of experience and responsibility. The following table shows the annual base salaries for our named executive officers in place for fiscal year 2010.

Name	Fiscal Year 2010 Salary	Fiscal Year 2010 Cash Incentive Award Opportunity (% of Salary)
Joseph Thomas, Jr. Former Chief Executive Officer	$420,000	100%
Conrad Gagnon Chief Financial Officer	$270,000	100%
John Ocampo Chairman	$300,000	Not applicable
Michael Murphy Vice President, Engineering	$300,000	80%
Robert Donahue Chief Operating Officer	$312,500	100%

We generally provide our named executive officers the same health and welfare benefits on the same terms as our other salaried employees, including health benefits and life insurance coverage, as well as the opportunity to receive matching contributions under our 401(k) plan. We also paid a management fee to a company affiliated with the Chairman of our Board pursuant to a previously negotiated management services agreement with that company, and we have included these payments as additional compensation to the Chairman. See “Certain Relationships and Related Person Transactions—GaAs Labs Management Fee” for more information regarding these payments.

Fiscal Year 2011. The annual base salary in place for fiscal year 2011 for each of our named executive officers, other than our Chief Executive Officer, was determined pursuant to the terms of each executive’s employment agreement, and reflects each executive’s relative level of experience and responsibility. Our board of directors authorized an increase to our Chief Executive Officer’s base salary in connection with his promotion to this position in February 2011, in recognition of the increased responsibilities associated with this position. Our board of directors also authorized an increase to our Chief Operating Officer’s base salary in connection with his promotion to this position in February 2011, in recognition of the increased responsibilities associated with this position. The following table shows the annual base salaries for our named executive officers in place for fiscal year 2011, including the impact of these changes.

Name	Fiscal Year 2011 Salary	Fiscal Year 2011 Cash Incentive Award Opportunity (% of Salary)
Charles Bland Chief Executive Officer	$475,000	100%
Conrad Gagnon Chief Financial Officer	$270,000	100%
John Ocampo Chairman	$300,000	Not applicable
Michael Murphy Vice President, Engineering	$300,000	100%
Robert Donahue Chief Operating Officer	$350,000	100%

We generally provide our named executive officers the same health and welfare benefits on the same terms as our other salaried employees, including health benefits and life insurance coverage, as well as the opportunity to receive matching contributions under our 401(k) plan. At the time of his hiring, Mr. Bland, our current Chief Executive Officer, resided outside the Boston metropolitan area. In connection with Mr. Bland’s promotion to Chief Executive Officer in February 2011, we agreed to pay relocation expenses to Mr. Bland, including costs associated with commuting to and from our facilities from his family’s home outside of the Boston metropolitan area. During fiscal year 2010, we also reimbursed similar commuting expenses for Mr. Bland while he served as our Chief Operating Officer. We believe that, in order for us to attract top executive talent, we must not be limited to those residing in the Boston metropolitan area and in some cases must be willing to offer to pay an agreed upon amount of relocation costs. We also paid a management fee to a company affiliated with the Chairman of our Board pursuant to a previously negotiated management services agreement with that company, and we have included these payments in the 2010 Summary Compensation Table as additional compensation to the Chairman. See “Certain Relationships and Related Person Transactions—GaAs Labs Management Fee” for more information regarding these payments.

Annual Cash Incentives

Fiscal Year 2010. During fiscal year 2010, our named executive officers, other than our Chairman of the Board, participated in a special cash incentive program with respect to the last three quarters of fiscal year 2010. Each named executive officer’s aggregate target cash incentive award opportunity under these programs was based on a percentage of base salary during the plan period as specified by the executive’s previously negotiated employment agreement or as dictated by our custom and practice of assigning such opportunities based on employee salary grading and internal pay equity considerations. See the fiscal year 2010 base salary table above for the annual cash incentive award opportunity for each named executive officer.

Payments under the cash incentive program for the last three quarters of fiscal year 2010 were based on the achievement of specified adjusted revenue, gross margin and operating income goals for the nine months ended October 1, 2010 as follows:

Nine Months Ended October 1, 2010 Performance Goal	Threshold	Target	Maximum	Actual Performance
Adjusted Revenue	$160.0 million	$171.0 million	$181.9 million	$189.1 million
Adjusted Gross Margin	34.3%	35.6%	36.5%	37.5%
Adjusted Operating Income	$19.1 million	$22.2 million	$29.9 million	$22.9 million

We selected these performance metrics as primary drivers of shareholder value. The calculation of adjusted revenue excluded revenue recognized during the program period from sales of products of Mimix, as the Mimix Merger occurred after the start of the program period. The calculation of adjusted gross margin and adjusted operating income excluded the impact of accrued costs for the payment of incentives under the cash incentive program itself, as well as amortization expense, restructuring charges, non-recurring charges incurred in connection with acquisitions, divestments, capital-raising events, share-based compensation and other non-cash incentive compensation and asset retirement obligations.

If our performance for the nine months ended October 1, 2010 exceeded the threshold level, an incentive pool would be funded for our executive officers and other senior management at $0.9 million for target performance and $1.9 million for maximum performance, and each named executive officer would be eligible to receive a portion of this pool based on the percentage that each of their wages during the plan period represented the aggregate wages of all pool participants during the plan period. However, due to significant additional participants being added to this special cash incentive program during the performance period, we determined to make payments under this program that exceeded the incentive pool determined using the funding calculation described above.

In light of our performance for the nine months ended October 1, 2010 (see the “Actual Performance” column in the table above), and our determination regarding each named executive officer’s job performance at 100% of expected levels, we paid each named executive officer approximately 88% of his cash incentive award opportunity. See the “Non-Equity Incentive Plan Compensation” column of the 2010 Summary Compensation Table below for the specific amounts paid to each of our named executive officers.

In addition, we agreed to pay a signing bonus to our Vice President, Engineering and our Chief Operating Officer pursuant to the terms of their respective negotiated employment agreements as an inducement for commencing employment with us. In approving the amount of the signing bonus for our Vice President, Engineering, we recognized the need to provide adequate incentive for him to be recruited by us from a competitor. We imposed a repayment requirement on each of these payments that will lapse over time, whereby a portion of these amounts will have to be repaid to us by these named executive officers if they voluntarily terminate employment with us within a specified period, to further motivate these executives to remain employed by us. We also paid discretionary bonuses to each of our named executive officers other than Mr. Ocampo in the first quarter of fiscal year 2010. These bonuses were in recognition of the respective contributions of the executives to our operational improvement efforts and the results yielded by those efforts. See the “Bonus” column in the 2010 Summary Compensation Table below for the specific amounts paid to each of our named executive officers.

Fiscal Year 2011. During fiscal year 2011, our named executive officers, other than our Chairman of the Board, have also participated in a special cash incentive program with respect to the first half of fiscal year 2011. Each named executive officer’s target cash incentive award opportunity under this program was based on a percentage of annual base salary as specified by the executive’s previously negotiated employment agreement or as dictated by our custom and practice of assigning such opportunities based on employee salary grading and internal pay equity considerations, but also subject to potential increase or reduction based on individual executive performance during the period.

Payments under the cash incentive program for the first half of fiscal year 2011 were based on the achievement of a minimum adjusted gross margin target for the period of 42.5%. If this target was not met, there would be no incentive pool funded. Assuming the target adjusted gross margin was achieved, then the level of funding of any incentive pool would depend on our performance against the following adjusted operating income goals for the six months ended March 31, 2011:

First Half Fiscal Year 2011 Performance Goal	Threshold	Target	Maximum	Actual Performance
Adjusted Operating Income	$24.2 million	$26.7 million	$30.7 million	$28.0 million

We selected these performance metrics as primary drivers of shareholder value. The calculation of adjusted gross margin and adjusted operating income exclude the impact of accrued costs for the payment of incentives under the cash incentive program itself, as well as amortization expense, restructuring charges, non-recurring charges incurred in connection with acquisitions, divestments, capital-raising events, share-based compensation and other non-cash compensation and asset retirement obligations. If performance exceeded the threshold level, a pool would be funded at $2.2 million for target performance and $4.4 million for maximum performance, and each named executive officer would be eligible for a payment based on an allocated portion of this pool based on both a specified percentage of annual base salary and the executive’s individual job performance.

In light of our performance for the first half of fiscal year 2011 (see the “Actual Performance” column in the table above), and our determination regarding each named executive officer’s job performance at 100% of expected levels, we paid each named executive officer approximately 57% of his cash incentive award opportunity.

Long-Term Equity Incentives

Fiscal Year 2010. In fiscal years 2009 and 2010, we provided our named executive officers, other than our Chairman of the Board, with long-term incentives through the grant of stock options under our equity incentive plans, which we believed provided an appropriate long-term incentive because an executive will receive value under a stock option only in connection with an increase in the price of our common stock, and this directly aligns the executives’ compensation with increases in stockholder returns. Our Chief Financial Officer and Vice President, Engineering received stock option awards during fiscal year 2010. Our other named executive officers, other than our Chairman of the Board, received significant stock option awards in connection with the commencement of their employment with us in fiscal year 2009 under the terms of their respective employment agreements, and we did not grant additional stock options to these executives during fiscal year 2010 because we believed their existing stock options provided an adequate long-term incentive for them to remain employed with us and build shareholder value. In approving the fiscal year 2010 stock option award to the Chief Financial Officer, we recognized the need to provide an adequate additional long-term incentive for him to remain employed with us and build shareholder value. In approving the fiscal year 2010 stock option award to the Vice President, Engineering, we recognized the need to provide adequate incentive for him to be recruited by us from a competitor, to provide an adequate long-term incentive for him to remain employed with us and build shareholder value.

A significant portion of the stock options awarded to our Vice President, Engineering and all of the options awarded to our Chief Financial Officer in fiscal year 2010 will vest only upon the achievement of specific revenue or profitability performance goals for future periods that we expect will be challenging to achieve.

Fiscal Year 2011. We granted our current Chief Executive Officer 440,000 restricted shares of our common stock as part of his negotiated employment agreement and as an inducement to accept employment as our Chief Executive Officer. Mr. Bland had previously been granted an option to purchase 240,000 shares of our common stock in fiscal year 2010, as negotiated with him by us in connection with his initial hiring as our Chief Operating Officer. At the time of Mr. Bland’s initial hiring in fiscal year 2010, we anticipated that his role would be an interim one, focused on helping us drive targeted operational improvements, and accordingly, his option award called for time-based vesting over a one-year period. The size of Mr. Bland’s fiscal year 2011 restricted stock award reflects the fact that his prior stock option award was nearly fully vested when he assumed the role of Chief Executive Officer. Our choice of a restricted stock award for Mr. Bland rather than a stock option award in fiscal year 2011 reflects a general trend in our equity-based award grants toward full value restricted stock awards.

We believe that full value restricted stock awards are a useful tool for compensating our executives, in that they align executives’ interests with those of our stockholders in a manner similar to an option award, and provide a valuable retention incentive in that they have no associated exercise price. Based on the value of this feature, we require fewer shares to deliver the same amount of retention incentive to a given executive using a restricted stock award than we would using a stock option award. For this reason, we believe that restricted stock awards also reduce the overall potential dilution to our stockholders from our equity-based compensation programs.

We have not granted equity compensation awards to any of our other named executive officers during fiscal year 2011.

Severance Arrangements

Because we believe it is in our best interests and the best interests of our stockholders to encourage and reinforce the continued dedication and attention of our senior executives without distraction in circumstances arising from the possibility of an involuntary termination of employment without cause, we have agreed to provide certain of our named executive officers with severance benefits in connection with this type of termination. Our former Chief Executive Officer received severance benefits in connection with his retirement in February 2011. We also agreed to provide our former Chief Executive Officer and our current Chief Operating Officer with certain severance benefits in connection with a change in control. See “Potential Payments Upon Termination or Change in Control” below for a more detailed discussion of these potential payments.

Tax Treatment of Compensation

Section 162(m) of the Code generally disallows a tax deduction to a public corporation for annual compensation in excess of $1 million paid to its principal executive officer and the three other most highly compensated named executive officers (excluding the principal financial officer). Compensation that qualifies as “performance-based” is excluded for purposes of calculating the amount of compensation subject to the $1 million limit. In addition, in the case of a privately held corporation that becomes a public corporation, the $1 million limit generally does not apply to compensation paid pursuant to a compensation plan or agreement that existed prior to the initial public offering. However, a newly public corporation only may rely on this particular exception until the earliest of the following events: (i) the expiration of the plan or agreement; (ii) a material modification of the plan or agreement (as determined under Section 162(m) of the Code); (iii) the issuance of all the employer stock and other compensation allocated under the plan; or (iv) the first meeting of stockholders at which directors are to be elected that occurs after the close of the third calendar year following the year in which the initial public offering occurs.

Because we have been a privately-held corporation, we have not previously taken the deductibility limit under Section 162(m) of the Code into consideration in setting compensation for our executive officers. Under the exception for newly public corporations described above, any equity-based awards granted under our 2011 Omnibus Incentive Plan that we intend to implement following the offering will not be subject to the $1 million limit, provided such awards are made prior to the earliest of the events specified above. While our compensation committee has not adopted a policy regarding tax deductibility of compensation paid to our named executive officers, we expect that our compensation committee will consider tax deductibility under Section 162(m) as a factor in compensation decisions, but may approve compensation that is not deductible if it believes that such payments are appropriate to attract, retain and motivate our executive officers.

2010 Summary Compensation Table

The following table provides information regarding the compensation of our named executive officers for the fiscal year ended October 1, 2010. Unless otherwise specified, positions listed below are those currently held by the named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($) (2)	Total ($)
Joseph Thomas, Jr.(3)	2010	420,000	45,000	—	276,204	6,301	747,505
Former Chief Executive Officer
Conrad Gagnon	2010	270,000	30,000	32,100	177,560	6,148	515,808
Chief Financial Officer
John Ocampo	2010	300,000	—	—	—	722,981	1,022,981
Chairman
Michael Murphy	2010	277,269	160,000	73,780	157,831	6,167	675,047
Vice President, Engineering
Robert Donahue	2010	312,500	55,000	—	205,509	6,249	579,258
Chief Operating Officer

(1)	The amounts included under the “Option Awards” column reflect aggregate grant date fair value of the option awards to purchase our common stock granted during 2010, computed in accordance with FASB ASC Topic 718, excluding the effect of any estimated forfeitures. Assumptions used to calculate these amounts are described in Note 16 to our combined consolidated financial statements appearing elsewhere in this prospectus.

(2)	Consists of the following amounts for each named executive officer for fiscal year 2010:

Name	Basic Life Insurance Premiums ($)	Company Contributions to 401(k) Plans ($)	Management Service Fee ($)		Total ($)
Joseph Thomas, Jr.	788	5,513	—		6,301
Conrad Gagnon	635	5,513	—		6,148
John Ocampo	706	2,275	720,000	*	722,981
Michael Murphy	654	5,513	—		6,167
Robert Donahue	736	5,513	—		6,249

*	Management service fees of $60,000 per month are paid by us to GaAs Labs, which is an affiliate of Mr. Ocampo. See “Certain Relationships and Related Person Transactions—GaAs Labs Management Fee” for more information regarding this arrangement.

(3)	Mr. Thomas retired as Chief Executive Officer effective February 7, 2011.

2010 Grants of Plan-Based Awards Table

The following table provides information regarding plan-based awards granted to our named executive officers for the fiscal year ended October 1, 2010. Mr. Ocampo did not receive any grants of plan-based awards during fiscal year 2010.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($ / Sh)	Grant Date Fair Value of Stock and Option Awards ($) (1)
Joseph Thomas, Jr.		—	210,000	420,000	—	—	—	—	—	—
Conrad Gagnon		—	135,000	270,000	—	—	—	—	—	—
	10/23/09	—	—	—	—	—	300,000	—	0.16	32,100
John Ocampo		—	—	—	—	—	—	—	—	—
Michael Murphy		—	138,635	277,269	—	—	—	—	—	—
	11/10/09	—	—	—	—	—	—	600,000	0.16	52,440
	11/10/09	—	—	—	—	—	200,000	—	0.16	21,340
Robert Donahue		—	156,250	312,500	—	—	—	—	—	—

(1)	The amounts included under this column reflect grant date fair value of the option awards to purchase our common stock granted during 2010, computed in accordance with FASB ASC Topic 718, excluding the effect of any estimated forfeitures. Assumptions used to calculate these amounts are described in Note 16 to our combined consolidated financial statements appearing elsewhere in this prospectus.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Our Chairman of the Board receives an annual base salary and benefits, but does not participate in our cash incentive or long-term equity incentive compensation programs.

Amounts in the “Non-Equity Incentive Plan Compensation” column of the 2010 Summary Compensation Table represent the cash incentive award paid to each named executive officer under the cash incentive plan in place for the last three quarters of fiscal year 2010. The amount of each executive’s cash incentive award opportunity is based on the executive’s actual salary and cash incentive award opportunity percentage. Amounts in the “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” columns of the 2010 Grants of Plan Based Awards Table represent the cash incentive award opportunity for each named executive officer under the cash incentive plan in place for the last three quarters of fiscal year 2010. See “Compensation Discussion and Analysis—Annual Cash Incentives—Fiscal Year 2010” for a more detailed description of this program.

Amounts in the “Bonus” column of the 2010 Summary Compensation Table for Mr. Murphy consist of a discretionary cash incentive payment of $10,000 paid with respect to our performance during the first quarter of fiscal year 2010 and one-time retention incentive payment in the amount of $150,000 paid pursuant to Mr. Murphy’s employment agreement with us dated September 28, 2009, which is subject to a claw-back forfeiture restriction that lapses in four equal annual installments on each of the first four anniversary dates of the retention payment subject to Mr. Murphy’s continued employment with us.

Amounts in the “Bonus” column of the 2010 Summary Compensation Table for Mr. Donahue consist of a discretionary cash incentive payment of $20,000 paid with respect to our performance during the first quarter of fiscal year 2010 and a one-time signing bonus in the amount of $35,000 paid pursuant to Mr. Donahue’s employment agreement dated July 16, 2009, which was subject to repayment upon termination of Mr. Donahue’s employment with us within 12 months of his start date. In addition, the bonuses for Messrs. Thomas and Gagnon represent discretionary cash incentive payments paid with respect to our performance during the first quarter of fiscal year 2010.

Amounts in the “Option Awards” column of the 2010 Summary Compensation Table and the “Estimated Future Payouts Under Equity Incentive Plan Awards” and “All Other Option Awards” columns represent stock option awards granted under our 2009 Omnibus Stock Plan.

2010 Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth the outstanding equity awards held by each of our named executive officers at October 1, 2010.

	Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date
Joseph Thomas, Jr.	9/29/09	200,000	1,000,000	(1)	—		0.16	9/29/19
	9/29/09	—	—		1,000,000	(2)	0.16	9/29/19
	9/29/09	—	—		1,000,000	(2)	0.16	9/29/19
Conrad Gagnon	9/29/09	—	300,000	(3)	—		0.16	9/29/19
	10/23/09	—	—		300,000	(4)	0.16	10/23/19
John Ocampo	—	—	—		—		—	—
Michael Murphy	11/10/09	—	600,000	(5)	—		0.16	11/10/19
	11/10/09	—	—		200,000	(4)	0.16	11/10/19
Robert Donahue	9/29/09	—	—		450,000	(4)	0.16	9/29/19
	9/29/09	—	—		450,000	(4)	0.16	9/29/19
	9/29/09	10,000	420,000	(6)	—		0.16	9/29/19

(1)	Represents the unvested portion of options to purchase 2,000,000 shares of our common stock. One-third (1/3) of the options vested on April 1, 2010 with an additional one thirty-sixth (1/36) of the total options vesting each month thereafter until all options are vested, subject to continued employment with us on each vesting date. Upon Mr. Thomas’s retirement effective February 7, 2011, our board of directors approved the accelerated vesting of 166,665 of his unvested options and 611,112 of the remaining unvested options were terminated.

(2)	The options vest based upon achievement of specified financial targets before December 31, 2012. These options were terminated upon the retirement of Mr. Thomas effective February 7, 2011.

(3)	Represents the unvested portion of options to purchase 600,000 shares of our common stock. One-third (1/3) of the options vested on April 1, 2010 with an additional one thirty-sixth (1/36) of the total options vesting each month thereafter until all options are vested, subject to continued employment with us on each vesting date.

(4)	The options vest based upon achievement of specified financial targets before December 31, 2012.

(5)	Represents unvested options to purchase 600,000 shares of our common stock. One-fifth (1/5) of the options vested on November 2, 2010 with an additional one sixtieth (1/60) of the total options vesting each month thereafter until all options are vested, subject to continued employment with us on each vesting date.

(6)	Represents the unvested portion of options to purchase 600,000 shares of our common stock. One-fifth (1/5) of the options vested on April 1, 2010 with an additional one sixtieth (1/60) of the options vesting each month thereafter until all options are vested, subject to continued employment with us on each vesting date.

2010 Option Exercises Table

The following table provides information regarding options to purchase our common stock that were exercised by our named executive officers during the fiscal year ended October 1, 2010.

Name	Option Awards
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
Joseph Thomas, Jr.	800,000	272,000
Conrad Gagnon	300,000	102,000
John Ocampo	—	—
Michael Murphy	—	—
Robert Donahue	170,000	57,800

(1)	Amounts based on the difference between the exercise price of the options and the fair market value of our common stock on the exercise dates of $0.50 per share, which was the most recent fair market value of our common stock as determined by our board of directors at the time of exercise. The valuation assumptions used in determining the fair market value of our common stock are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Share-based compensation.”

Pension Benefits

We currently do not (and did not in fiscal year 2010) sponsor any defined benefit pension or other actuarial plan.

Nonqualified Deferred Compensation

We currently do not (and did not in fiscal year 2010) maintain any nonqualified defined contribution or other deferred compensation plan or arrangement for our named executive officers.

Potential Payments Upon Termination or Change in Control

Certain of our named executive officers have employment agreements with us that provide for guaranteed payments upon involuntary termination for other than “cause” (as described in each respective named executive officer’s employment agreement) and upon involuntary termination within six months after a change in control. Mr. Ocampo does not have any arrangements with us that provide for payments to him upon his termination or a change of control. A summary of the potential payments that each of our named executive officers would have received upon the occurrence of these events, assuming that each triggering event occurred on October 1, 2010, is as follows:

	Involuntary Termination for Other than Cause (1)				Involuntary Termination within Six Months Following a Change in Control (1)
Name	Severance	Bonus	Health Benefits	Total	Severance	Bonus	Health Benefits	Stock Options Unvested and Accelerated (2)	Total
Joseph Thomas, Jr. (3)	$420,000	$294,385	$10,845	$725,230	$420,000	$294,385	$10,845	$113,333	$838,563
Conrad Gagnon	202,500	190,319	8,528	401,347	—	—	—	—	—
John Ocampo	—	—	—	—	—	—	—	—	—
Michael Murphy	150,000	—	8,614	158,614	—	—	—	—	—
Robert Donahue	156,250	—	7,196	163,446	312,500	—	14,392	20,400	347,292

(1)	Pursuant to each named executive officers’ employment agreement, the payments due to such named executive officer upon an involuntary termination for other than cause would also be due upon such named executive officers’ resignation for “good reason” (as defined in each respective named executive officer’s employment agreement).

(2)	Amounts based on the difference between the exercise price of the options and the fair market value of our common stock of $0.50 per share, which was the most recent fair market value of our common stock as determined by our board of directors at October 1, 2010. The valuation assumptions used in determining the fair market value of our common stock are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Share-based compensation.”

(3)	Mr. Thomas retired as our Chief Executive Officer effective February 7, 2011. In connection with Mr. Thomas’s retirement, we entered into a separation agreement with Mr. Thomas pursuant to which Mr. Thomas received, among other things, the following: (i) $420,000 of cash severance payments, (ii) reimbursement for premiums for the continuation of health and medical benefits for 28 months from the date of his retirement, subject to certain conditions and not to exceed $513 per month, (iii) a potential bonus under our cash incentive program of up to 75% of the total bonus Mr. Thomas would have earned if he remained employed with us and (iv) accelerated vesting of 166,665 unvested options to purchase shares of our common stock.

Employee Benefit and Stock Plans

Amended and Restated 2009 Omnibus Stock Plan

Our board of directors originally adopted, and our stockholders approved, the 2009 Omnibus Stock Plan (2009 Plan) on May 26, 2009. The 2009 Plan was amended and restated on September 29, 2009. No additional awards will be granted under the 2009 Plan after completion of this offering. After completion of this offering, outstanding options under the 2009 Plan will continue to be governed by their existing terms and conditions and those of the 2009 Plan.

The principal features of the 2009 Plan are summarized below. This summary is qualified by reference to the text of the 2009 Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Purpose. The purpose of the 2009 Plan is to promote the interests of us and our stockholders by providing our employees, officers, directors, consultants, advisors and independent contractors with an opportunity to acquire an equity interest in us and reward them for achieving a high level of performance. In addition, the opportunity to acquire an equity interest in us will aid in attracting and retaining individuals of outstanding ability.

Administration. The compensation committee of our board of directors administers the 2009 Plan (the administrator). Subject to the terms of the 2009 Plan, the administrator has the authority to, among other things, interpret the plan and determine who is granted awards under the 2009 Plan, the types of awards granted and the terms and conditions of the awards, including the number of shares covered by awards, the exercise price of awards and the vesting schedule or other restrictions applicable to awards. In addition, subject to the terms of the 2009 Plan, the administrator is authorized to establish, amend or waive regulations relating to administration of the 2009 Plan. Determinations of the administrator may be made by a majority of the members present at a meeting at which at least a majority of the committee members are present, or by unanimous written approval of all members of the committee. Solely for purposes of determining and administering awards to persons who are not officers as defined under Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended (Exchange Act), the administrator may delegate all or any portion of its authority under the 2009 Plan to one or more persons who are not non-employee directors. Our full board of directors administers the plan with respect to awards to non-employee directors.

Eligibility. Our employees, non-employee directors and certain consultants, advisors or other persons who provide services to us are eligible to receive awards under the 2009 Plan. Incentive stock options may be granted only to our employees.

Share Reserve. There are 30,000,000 shares of our common stock reserved for issuance under the 2009 Plan. As of July 15, 2011, 887,850 shares subject to restricted stock awards and 16,980,000 shares of our common stock issuable upon the exercise of options had been granted under the 2009 Plan. As of July 15, 2011, options to purchase 9,395,102 shares of our common stock were outstanding at a weighted-average exercise price of $0.315 per share and 12,132,150 shares remained available for future grant under the 2009 Plan. The number of shares of our common stock authorized for issuance under the 2009 Plan is subject to adjustment in the event of a stock split, stock dividend, recapitalization or other change to our capitalization.

Awards. The 2009 Plan allows us to grant stock options, stock appreciation rights (SARs), restricted stock, performance units and other share-based awards. Each award is evidenced by an agreement with the award recipient setting forth the terms and conditions of the award, including, but not limited to, vesting conditions, term of the award and any performance conditions. The administrator at any time may amend the terms of any award previously granted, except that, in general, no amendment may be made that materially impairs the rights of any participant with respect to an outstanding award without the participant’s consent.

•

Stock Options. Stock options permit the holder to purchase a specified number of shares of our common stock at a set price. Options granted under the 2009 Plan may be either incentive or nonqualified stock options. Except as set forth in the 2009 Plan, options may not be exercised more than 10 years after the date of grant. The exercise price of options granted under the plan generally may not be less than the fair market value of our common stock on the date of grant. Incentive stock options granted to employees who hold more than 10% of the total combined voting power of all classes of our stock must have an exercise price not less than 110% of the fair market value of our common stock on the date of grant and a maximum term of five years. The administrator will determine the terms and conditions of all options granted under the 2009 Plan, including the exercise price and vesting and exercisability terms.

•

SARs. SARs provide for payment to the holder of all or a portion of the excess of the fair market value of a specified number of shares of our common stock on the date of exercise over a specified exercise price. Payment may be made in cash or shares of our common stock or a combination of both, as determined by the administrator. The administrator will establish the terms and conditions of exercise, including the exercise price, of SARs granted under the 2009 Plan.

•

Restricted Stock. Restricted stock awards are awards of shares of our common stock that are subject to restrictions and conditions determined by the administrator, which may include vesting, forfeiture and other restrictions or conditions. The holder of a restricted stock award will have all rights of a stockholder of our company, including, but not limited to, the right to receive dividends and the right to vote the shares of restricted stock.

•

Performance Units. Performance units provide the holder with the right to receive payment, in cash or shares of our common stock or a combination of both, as determined by the administrator, based upon the achievement of pre-established performance targets. The administrator will establish the terms and conditions of the performance units, including the performance targets to be met and the amount and timing of any payment.

•	Other. The administrator, in its discretion, may grant other share-based awards under the 2009 Plan. The administrator will set the terms and conditions of such awards.

Termination of Employment or Service. Unless otherwise determined by the administrator or provided in an award agreement, upon termination of an award recipient’s service with our company, the following terms apply to awards under the 2009 Plan:

•

If an award recipient’s service with us terminates due to such person’s death or disability (as defined in Section 22(e)(3) of the Code), (i) unexpired options or SARs that were exercisable immediately prior to the award recipient’s death or disability remain exercisable for six months following such person’s death or disability, (ii) the award recipient is entitled to payment with respect to performance units based upon the extent to which achievement of performance targets was met at the end of the performance period, pro-rated for the time in which the person was employed by us prior to such person’s death or disability and (iii) all unvested shares of restricted stock immediately terminate and are forfeited to us.

•

If an award recipient’s service with us terminates for any reason other than death or disability, (i) unexpired options or SARs that were exercisable immediately prior to the award recipient’s termination of service remain exercisable for 90 days following such person’s termination of service with us, (ii) the award recipient is not entitled to payment with respect to any performance units and (iii) all unvested shares of restricted stock immediately terminate and are forfeited to us.

Fundamental Change; Change in Control. Unless otherwise provided in an award agreement, in the event of a fundamental change (as defined in the 2009 Plan), the administrator may, but is not obligated to: (i) if the fundamental change is a merger, consolidation or share exchange, make appropriate provision for the protection of outstanding options and SARs by the assumption or substitution of options, SARs and appropriate voting common stock of the corporation, or parent corporation, surviving the fundamental change or (ii) at least 10 days before the occurrence of the fundamental change, provide written notice to each holder of outstanding options or SARs that each outstanding option or SAR, whether or not exercisable, may be canceled at the time of, or immediately before the occurrence of the fundamental change, in exchange for a cash payment for each option or SAR as set forth in the 2009 Plan.

In the event of a change in control (as defined in the 2009 Plan), the administrator, in its discretion, may provide that any outstanding award will become fully vested and exercisable upon the change in control and may remain exercisable during the remaining term thereof or for such other period as provided in the award agreement or by the administrator. In addition, the administrator may provide that any outstanding award will be assumed or an equivalent award will be substituted by the successor entity or it may cause any outstanding award to terminate effective as of the date of the change in control. The administrator may also provide that any outstanding award will be cancelled as of the effective date of the change in control in exchange for a cash payment. The plan administrator has sole discretion in setting the terms of an award with respect to a change in control and may amend an outstanding award at any time without stockholder approval or consent of the award recipient, even if such change is to the recipient’s detriment.

Amendment and Termination. Our board of directors may terminate, suspend or amend the 2009 Plan at any time, but, in general, no termination, suspension or amendment may materially impair the rights of any participant with respect to outstanding awards without the participant’s consent. Awards that are outstanding on the termination date of the 2009 Plan will remain in effect in accordance with the terms of the 2009 Plan and the applicable award agreements. Stockholder approval of any amendment of the 2009 Plan will be obtained if required by applicable law or stock exchange rule.

Expiration Date. The 2009 Plan will expire on, and no awards may be granted pursuant to the 2009 Plan after, September 29, 2019. In any event, no additional awards will be granted under the 2009 Plan after completion of this offering.

2011 Omnibus Incentive Plan

We expect our board of directors to adopt, and our stockholders to approve, our 2011 Omnibus Incentive Plan (2011 Plan) prior to the completion of this offering. We intend that the 2011 Plan will become effective upon execution of the underwriting agreement for this offering.

Purpose. The purpose of the 2011 Plan will be to attract, retain and motivate our employees, officers, directors, consultants, agents, advisors and independent contractors by providing them with the opportunity to acquire an equity interest in us and to align their interests and efforts to the long-term interests of our stockholders.

Administration. Our board of directors or the compensation committee of our board of directors will be authorized to administer the 2011 Plan. Our board of directors may delegate concurrent administration of the 2011 Plan to different committees consisting of one or more members of our board of directors or to one or more officers in accordance with the 2011 Plan’s terms. The plan administrator will be authorized to select the individuals to be granted awards, the types of awards to be granted, the number of shares subject to awards, and the other terms, conditions and provisions of such awards. References to the “committee” below are, as applicable, to our board of directors or the compensation committee, or other committee or officers that may be authorized to administer the 2011 Plan.

Eligibility. Awards may be granted under the 2011 Plan to our employees, officers, directors, consultants, agents, advisors and independent contractors and those of our subsidiaries and other related companies.

Share Reserve. The 2011 Plan will initially authorize the issuance of up to             shares of our common stock. In addition, as of the effective date of the 2011 Plan, any shares not issued or subject to existing awards under our 2009 Plan, plus any shares then subject to outstanding awards under our 2009 Plan that subsequently cease to be subject to such awards (other than by reason of exercise or settlement of the awards in vested or nonforfeitable shares), will automatically become available for issuance under the 2011 Plan, up to an aggregate maximum of              shares. The number of shares authorized under the 2011 Plan also may be increased on the first day of each fiscal year beginning in                     by an amount equal to the least of (i)     % of our outstanding common stock on a fully diluted basis as of the end of our immediately preceding fiscal year, (ii)              shares and (iii) a lesser amount determined by our board of directors.

The following shares will be available again for issuance under the 2011 Plan:

•	shares subject to awards that lapse, expire, terminate or are canceled prior to the issuance of the underlying shares;

•	shares subject to awards that are subsequently forfeited to or otherwise reacquired by us;

•	shares withheld by or tendered to us as payment for the purchase price of an award or to satisfy tax withholding obligations related to an award; and

•	shares subject to an award that is settled in cash or in another manner where some or all of the shares covered by the award are not issued.

Awards granted on assumption of or in substitution for previously granted awards by an acquired company will not reduce the number of shares authorized for issuance under the 2011 Plan.

If any change in our stock occurs by reason of a stock dividend, stock split, spin-off, recapitalization, merger, consolidation, combination or exchange of shares, distribution to stockholders other than a normal cash dividend or other change in our corporate or capital structure, the committee will make proportional adjustments to the maximum number and kind of securities (i) available for issuance under the 2011 Plan, (ii) issuable as incentive stock options and (iii) subject to any outstanding award, including the per share price of such securities (without any change in the award’s aggregate price).

Awards. The 2011 Plan will permit the grant of any or all of the following types of awards:

•

Stock Options. The committee may grant either incentive stock options, which must comply with Code Section 422, or nonqualified stock options. The exercise price of stock options granted under the 2011 Plan must not be less than 100% of the fair market value of our common stock on the date of grant, except in the case of options granted in connection with assuming or substituting options in acquisition transactions. Unless the committee otherwise determines, fair market value means, as of a given date, the closing price of our common stock. Options have a maximum term of ten years from the date of grant, subject to earlier termination following a participant’s termination of employment or service relationship with us.

•

Stock Appreciation Rights (SARs). The committee may grant SARs as a right in tandem with the number of shares underlying stock options granted under the 2011 Plan or as a freestanding award. Upon exercise, SARs are the right to receive payment per share in stock or cash, or in a combination of stock and cash, equal to the excess of the share’s fair market value on the date of exercise over the grant price of the SAR. The grant price of a tandem SAR is equal to the exercise price of the related stock option and the grant price of a freestanding SAR is determined by the committee in accordance with the procedures described above for stock options. Exercise of an SAR issued in tandem with a stock option will reduce the number of shares underlying the related stock option to the extent of the SAR exercised. The term of a stand-alone SAR cannot be more than ten years, and the term of a tandem SAR cannot exceed the term of the related option.

•

Stock Awards, Restricted Stock and Stock Units. The committee may grant awards of shares of common stock, or awards denominated in units of common stock, under the 2011 Plan. These awards may be made subject to repurchase or forfeiture restrictions at the committee’s discretion. The restrictions may be based on continuous service with us or the achievement of specified performance criteria, as determined by the committee.

•

Performance Awards. The committee may grant performance awards in the form of performance shares or performance units. Performance shares are units valued by reference to a designated number of shares of common stock, and performance units are units valued by reference to a designated amount of property other than shares of common stock. Both types of awards may be payable in stock, cash or other property, or a combination thereof, upon the attainment of performance criteria and other terms and conditions as established by the committee.

•

Other Stock or Cash-Based Awards. The committee may grant other incentives payable in cash or in shares of common stock, subject to the terms of the 2011 Plan and any other terms and conditions determined by the committee.

Repricing. The 2011 Plan will permit the committee, without stockholder approval, to (i) reduce the exercise or grant price of an option or SAR after it is granted, (ii) cancel an option or SAR at a time when its exercise or grant price exceeds the fair market value of the underlying stock, in exchange for cash, another option or SAR, restricted stock or other equity award or (iii) take any other action that is treated as a repricing under GAAP.

Change in Control or Liquidation. Under the 2011 Plan, unless otherwise provided in the instrument evidencing an award or in a written employment, services or other agreement between a participant and us, the following will apply in the event of a change in control (as will be defined in the 2011 Plan):

•

Upon certain changes in control, such as specified reorganizations, mergers or consolidations, outstanding awards will become fully vested and exercisable or payable, and all applicable restrictions or forfeiture provisions will lapse, only if and to the extent the awards are not converted, assumed, substituted for or replaced by a successor company. Except for such specified types of changes of control in which awards are converted, assumed, substituted for or replaced by a successor company, all outstanding awards, other than performance shares, performance units and other performance-based awards, will become fully vested and exercisable and all applicable restrictions or forfeiture provisions will lapse immediately prior to the change in control and the awards (other than stock awards) will terminate at the effective time of the change in control.

•

Upon a change in control, all performance shares, performance units and other performance-based awards will be payable based on targeted performance being attained as of the effective date of the change in control and will be paid in accordance with the payout schedule for the award.

•	In the event of certain reorganizations, mergers or consolidations, the committee, in its discretion, may provide that a participant’s outstanding awards will be cashed out.

If we dissolve or liquidate, unless the committee determines otherwise, outstanding awards will terminate immediately prior to such dissolution or liquidation.

Amendment and Termination. Subject to applicable law, regulation or stock exchange rule, our board of directors or the compensation committee will be permitted to amend the 2011 Plan or any outstanding award thereunder, except that, any amendment that requires stockholder approval may only be made by our board of directors and not the compensation committee. Amendment of an outstanding award generally may not materially adversely affect a participant’s rights under the award without the participant’s consent, subject to certain exceptions to be set forth in the 2011 Plan.

Our board of directors or compensation committee may suspend or terminate all or any portion of the 2011 Plan at any time, but in such event, outstanding awards will remain outstanding in accordance with their existing terms and conditions and the 2011 Plan’s terms and conditions. Unless sooner terminated by our board of directors or the compensation committee, the 2011 Plan will terminate ten years from the date our board of directors adopts the 2011 Plan.

401(k) Plan

We maintain a tax-qualified 401(k) retirement plan for all employees who satisfy certain eligibility requirements. Under our 401(k) plan, employees may elect to defer up to 100% of their eligible compensation subject to applicable annual limits set pursuant to the Code. We may provide a discretionary employee matching contribution and discretionary profit sharing contribution under the 401(k) plan. We intend for the 401(k) plan to qualify, depending on the employee’s election, under Section 401(a) of the Code so that contributions by employees, and income earned on those contributions, are not taxable to employees until withdrawn from the 401(k) plan.

2011 Employee Stock Purchase Plan

We expect our board of directors to adopt, and our stockholders to approve, our 2011 Employee Stock Purchase Plan (2011 ESPP) prior to completion of this offering. We intend that the 2011 ESPP will become effective upon the effective date of the registration statement of which this prospectus is a part.

Purpose. The purpose of the 2011 ESPP is to provide our employees and those of our subsidiaries designated to participate in the 2011 ESPP with an opportunity to purchase shares of our common stock at a discount using payroll deductions. The 2011 ESPP has two portions – one portion for employees in the U.S. and one portion for international employees.

The portion of the 2011 ESPP for employees in the U.S. is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code, though we make no representation of such status or undertaking to maintain such status.

Administration. The 2011 ESPP will be administered by the compensation committee of our board of directors or any other committee appointed by our board of directors to administer the 2011 ESPP. The compensation committee or other authorized committee will have the full and exclusive discretionary authority to construe and interpret the 2011 ESPP and the rights granted under it, to establish rules for the administration of the 2011 ESPP, to designate from time to time which of our subsidiaries will be eligible to participate in the 2011

ESPP, and to amend the 2011 ESPP to satisfy applicable laws, to obtain any exemption under such laws or to reduce or eliminate any unfavorable legal, accounting or other consequences. The compensation committee or other authorized committee also may adopt special rules for employees of our international subsidiaries to conform to the particular laws and practices of the countries in which such employees reside. References to the “committee” below are, as applicable, to our compensation committee or other committee that may be authorized to administer the 2011 ESPP.

Eligibility. Generally, all our employees and those of our designated subsidiaries whose customary employment is for more than 20 hours per week will be eligible to participate in the 2011 ESPP. However, any employee who would own or have options to acquire 5% or more of the total combined voting power or value of all classes of our stock or any subsidiary will be excluded from participation in the 2011 ESPP.

Share Reserve. The 2011 ESPP will initially authorize the issuance of up to              shares of our common stock. In addition, the number of shares authorized under the 2011 ESPP may be increased on the first day of each fiscal year starting in                     by an amount equal to the least of (a)     % of our outstanding common stock on a fully diluted basis as of the end of our immediately preceding fiscal year, (b)             shares and (c) a lesser amount determined by our board of directors. If any purchase right terminates under the 2011 ESPP for any reason without having been exercised, the shares of common stock not purchased under such right will again become available for issuance under the 2011 ESPP. To the extent shares are issued to employees under one portion of the 2011 ESPP, they will no longer be available for issuance under the other portion of the 2011 ESPP.

The 2011 ESPP provides for adjustment of the number of shares of common stock which may be granted under the 2011 ESPP as well as the purchase price per share of common stock and the number of shares of common stock covered by each purchase right as a result of any increase or decrease in the number of shares of common stock resulting from a stock split, reverse stock split, stock dividend, extraordinary cash dividend, combination or reclassification of our common stock, or recapitalization, reorganization, consolidation, split-up, spin-off or any other increase or decrease in the number of shares of our common stock effected without the receipt of consideration by us.

Purchase of Shares of Common Stock. Pursuant to procedures that will be established by the committee, eligible employees generally will be able to elect to have a portion of their compensation withheld each pay period to purchase shares of our common stock at the end of pre-established purchase periods. Purchases will be made on the last trading day of the purchase period with such compensation amounts. The first purchase period will begin on the first trading day on or after completion of this offering and all eligible employees will automatically participate in this first purchase period, provided they timely submit an enrollment election to continue participation in the purchase period after we file a Form S-8 registration statement with respect to the issuance of shares under the 2011 ESPP.

On each purchase date (the last trading day of each purchase period), amounts withheld from an employee’s compensation during the applicable purchase period will be used to purchase whole shares of our common stock. Unless the committee determines higher percentages, the purchase price for a share of common stock will be the lesser of (a) 85% of the fair market value of a share of common stock on the first trading day of the purchase period and (b) 85% of the fair market value of a share of common stock on the purchase date. Fair market value generally will mean the closing price of our common stock for the applicable day, except that for purposes of the first trading day of the first purchase period under the 2011 ESPP, fair market value will be equal to 100% of the initial public offering price per share of our common stock, before underwriters’ discounts or commissions.

The Code limits the aggregate fair market value of the shares of common stock (determined as of the beginning of the purchase period) that an employee in the U.S. may purchase under the 2011 ESPP during any calendar year to $25,000. In addition, unless the committee establishes otherwise for a purchase period, a participant may purchase a maximum of 2,500 shares of our common stock during a single purchase period.

An employee’s participation in the 2011 ESPP will end automatically upon the employee’s termination of employment with us for any reason. A participant may withdraw from the 2011 ESPP during a purchase period and any amounts withheld during the purchase period will be distributed to the employee. In such event, the employee will not be eligible to recommence withholding of compensation for the purchase of shares of common stock until the following purchase period.

Effect of Certain Corporate Events. In the event of certain corporate transactions, such as a dissolution, liquidation, merger, consolidation, sale of all or substantially all our outstanding voting securities or assets or a similar transaction, the committee may make such adjustment as it deems appropriate in the number, class of or price of shares of common stock available for purchase under the 2011 ESPP and in the number of shares of common stock which an employee is eligible to purchase and any other adjustments it deems appropriate. In the event of any such transaction, the committee may elect to have purchase rights under the 2011 ESPP assumed or substituted by a successor entity, set an earlier purchase date, terminate all outstanding purchase rights either prior to their expiration or upon completion of the purchase of shares of common stock on the next purchase date, or take such other action deemed appropriate by the committee.

Amendment and Termination. Our board of directors may amend the 2011 ESPP at any time, provided that such amendment does not cause rights issued under the portion of the 2011 ESPP for U.S. employees to fail to meet the requirements of Section 423 of the Code. Moreover, any amendment for which stockholder approval is required under Section 423 or by any securities exchange on which the shares are traded must be submitted to stockholders for approval. Our board of directors may suspend or terminate the 2011 ESPP at any time. Unless sooner terminated by our board of directors, the 2011 ESPP will terminate on the tenth anniversary of the earlier of the date the board of directors adopts the 2011 ESPP and the date our stockholders approve the 2011 ESPP.

Limitation on Liability and Indemnification Matters

The following description references our fourth amended and restated certificate of incorporation and second amended and restated bylaws that will be in effect immediately following the closing of this offering. Our fourth amended and restated certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derives an improper personal benefit.

Our fourth amended and restated certificate of incorporation and second amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by law. Our second amended and restated bylaws also permit us to secure insurance on behalf of any officer or director for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification.

We have also entered into agreements to indemnify our directors and certain of our officers to the maximum extent allowed under Delaware law. These agreements, among other things, provide that we will indemnify our directors for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on our behalf or that person’s status as our director.

There is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or requested, and we are not aware of any threatened litigation or proceeding that would reasonably be expected to result in a claim for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following is a description of transactions since October 1, 2007, in which we have been a participant, in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers, beneficial owners of more than 5% of our capital stock, or entities affiliated with them, had or will have a direct or indirect material interest.

Indemnification of Officers and Directors

Our fourth amended and restated certificate of incorporation and second amended and restated bylaws that will become effective immediately following the closing of this offering will limit the liability of each of our directors and will provide that we will indemnify each of our directors and officers to the fullest extent permitted by Delaware law. In addition, we have entered into separate indemnification agreements with each of our directors and certain of our officers. See “Executive Compensation—Limitation on Liability and Indemnification Matters” for a general description of these provisions.

GaAs Labs Management Fee

On October 15, 2008, Mimix entered into a management services agreement with GaAs Labs which was amended on December 21, 2010. GaAs Labs is an affiliate of John Ocampo, our Chairman of the Board, and Susan Ocampo, one of our current directors. The agreement provides that in exchange for the provision of financial and strategic advisory and other services to us, we will pay GaAs Labs a management fee of $60,000 per month. In the fiscal years ended October 2, 2009 and October 1, 2010 and the nine months ended July 1, 2011, we paid GaAs Labs $720,000, $720,000 and $540,000, respectively, under the agreement. This agreement will terminate upon the closing of this offering.

Compensation Arrangements Between Cobham and Certain Named Executive Officers

In connection with the M/A-COM Acquisition, Cobham agreed to pay a retention bonus to Conrad Gagnon, our Chief Financial Officer, to encourage him to continue employment with us. The initial payment pursuant to this compensation arrangement was made in 2009 in an amount of $74,093 to Mr. Gagnon, which was paid to us by Cobham and distributed to Mr. Gagnon through our payroll. Mr. Gagnon is eligible to receive additional payments of up to $110,140 pursuant to this compensation arrangement with amounts payable after November 2011 and/or November 2012, provided that he remains employed with us through the payment dates. The payment may be accelerated in certain circumstances.

Series A Preferred Stock

On March 17, 2010, we effected a share exchange transaction with the holders of our outstanding common stock, whereby a portion of the outstanding shares of our common stock held by each such stockholder was exchanged for shares of our Series A-1 convertible preferred stock. A trust controlled by Mr. and Mrs. Ocampo received 94,400,000 shares of Series A-1 convertible preferred stock in this exchange. The Series A-1 convertible preferred stock will convert to common stock upon the closing of this offering.

On May 28, 2010, in connection with the Mimix Merger, we issued 16,821,780 shares of our Series A-2 convertible preferred stock to the preferred stockholders of Mimix in partial consideration for the transaction. An affiliate of Mr. and Mrs. Ocampo, GaAs Labs, was the majority stockholder of Mimix and a holder of its preferred stock, and in that capacity, was issued 10,571,470 shares of our Series A-2 convertible preferred stock in connection with the Mimix Merger. The Series A-2 convertible preferred stock will convert to common stock upon the closing of this offering.

Sale of Class B Convertible Preferred Stock and Warrants

On December 21, 2010, we issued and sold an aggregate of 34,169,559.75 shares of our Class B convertible preferred stock and warrants to purchase 5,125,433.96 shares of our common stock to Mainsail Partners II, L.P. and certain investment funds affiliated with Summit Partners, L.P., for an aggregate purchase price of $120.0 million. Peter Chung, one of our directors, is a managing partner and member of certain investment funds affiliated with Summit Partners, L.P. The Class B convertible preferred stock will convert to common stock upon the closing of this offering.

Upon the closing of this offering, we will be required under the terms of our current amended and restated certificate of incorporation to pay to the holders of our Class B convertible preferred stock a preference payment of between $20.0 million and $60.0 million plus all declared but unpaid dividends based on the initial public offering price of our common stock. Assuming an initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, we will be obligated to pay a preference payment relating to this offering to the holders of our Class B convertible preferred stock in the aggregate amount of $            .

We may pay up to 50% of such preference payment with shares of our common stock. However, we currently intend to pay such preference payment in full in cash out of the net proceeds of this offering. As of July 1, 2011, there were no declared and unpaid dividends that would affect the required payment.

Warrants

We issued warrants to purchase an aggregate of 5,125,433.96 shares of our common stock to Mainsail Partners II, L.P. and certain investment funds affiliated with Summit Partners, L.P. The exercise price of the warrants is $3.511898 per share and the warrants are exercisable until the earlier of December 21, 2020 or the consummation of the sale of us or substantially all of our assets. The holder of the warrants may exercise them by (i) paying us cash equal to the aggregate exercise price; (ii) surrendering our equity securities to us with a fair market value equal to the aggregate exercise price; or (iii) instructing us to withhold from issuance upon exercise of the warrant, shares of common stock with a fair market value equal to the aggregate exercise price. The exercise price and number of shares underlying the warrants are subject to adjustment upon certain issuances of common stock for consideration of less than the warrant exercise price, which feature will lapse upon the closing of this offering. The warrants are also subject to adjustment upon stock splits, recapitalization and other similar events. The warrants will remain outstanding following the closing of this offering.

Amended and Restated Investor Rights Agreement

In connection with the sale of our Class B convertible preferred stock, we entered into an amended and restated investor rights agreement that provides for, among other things, restrictions on share transfers, rights of first refusal in connection with proposed transfers of shares, drag along and co-sale rights in connection with certain sales of shares, preemptive rights for the purchase of new securities and board designation rights. The rights and restrictions relating to the share transfers, certain preemptive rights for the purchase of new securities and board designation rights will terminate upon the closing of this offering.

In addition, pursuant to a Class B preferred rights agreement between us and the holders of our Class B convertible preferred stock, we are subject to certain affirmative and negative covenants that can only be waived by a majority of the holders of our Class B convertible preferred stock, including certain investment funds affiliated with Summit Partners, L.P. The restrictive covenants under this agreement will cease to be effective upon the closing of the offering.

Registration Rights

The amended and restated investor rights agreement provides parties to the agreement rights relating to the registration of the shares of our common stock, including with respect to this offering, held by them and issuable to them upon conversion of our preferred stock and warrants held by them. These securities are referred to as “registrable securities.”

Specifically, the amended and restated investor rights agreement provides for (i) up to two demand registration rights, which require us to effect a registration of registrable securities with the SEC upon a written request from the majority of shares held by entities affiliated with the holders of our Class B convertible preferred stock; (ii) unlimited shelf demand registration rights after we are eligible to use a registration statement on Form S-3 upon request from the holders of at least 5% of the outstanding registrable securities; and (iii) piggyback registration rights, which require us to register any registrable securities if we propose to register any of our equity securities for sale to the public (whether for our account or the account of any stockholder).

A registration statement will not count against the two demand registration statements until it has become effective and the holders requesting such registration statement are able to register and sell at least 90% of the registrable securities requested to be included in such registration statement. We are not obligated to effect a demand registration within (i) 180 days after the effectiveness of a Form S-1 registration statement, including the registration statement of which this prospectus is a part; and (ii) 90 days of the effective date of a Form S-3 registration statement initiated by us. Our obligation to effect any shelf demand registration is subject to certain conditions, including that we need not effect more than two shelf registrations within the 12-month period immediately preceding the shelf demand request.

The holders of our Class B convertible preferred stock have not used any of their demand registrations. In connection with any registration effected pursuant to the terms of the amended and restated investor rights agreement, we will be required to pay for all of the fees and expenses incurred in connection with such registration, including registration fees, filing fees and printing fees. However, the underwriting discounts, commissions and fees payable in respect of registrable securities included in any registration will be paid by the persons including such registrable securities in any such registration. We have also agreed to indemnify the holders of registrable securities against claims, losses, damages and liabilities with respect to each registration effected pursuant to the amended and restated investor rights agreement subject to limited exceptions.

Policies and Procedures for Related Person Transactions

We do not currently have a formal, written policy or procedure for the review and approval of related person transactions. However, effective at the closing of this offering, our audit committee charter will provide that our audit committee will be required to approve any related person transactions. Our code of conduct and ethics also prohibits our directors and officers from engaging in a conflict of interest transaction without disclosure to and approval from the board of directors or one of its committees.

We intend that all future transactions between us and our directors, executive officers and principal stockholders and their affiliates will be approved in advance by our audit committee. All of the transactions described above were entered into prior to the adoption of our audit committee charter, but each was approved by a majority of our board of directors.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock at July 15, 2011 for:

•	each person who we know beneficially owns more than five percent of our outstanding shares of common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each of the selling stockholders.

We have determined beneficial ownership in accordance with SEC rules. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of July 15, 2011. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

“Shares Beneficially Owned Prior to the Offering” is based on 158,664,636 shares of common stock outstanding on July 15, 2011, assuming the conversion of all outstanding shares of our preferred stock on a one-for-one basis into shares of our common stock. Beneficial ownership “After the Offering” is calculated based on 158,664,636 shares of common stock outstanding on July 15, 2011, assuming the conversion of all outstanding shares of our preferred stock on a one-for-one basis into shares of our common stock, plus              shares of common stock to be sold by us in this offering. Beneficial ownership “After the Offering (Over-allotment Option Exercised in Full)” is calculated based on 158,664,636 shares of common stock outstanding on July 15, 2011, assuming the conversion of all outstanding shares of our preferred stock on a one-for-one basis in to shares of our common stock, plus (i)              shares of common stock to be sold by us in this offering and (ii)              shares that will be issued by us in connection with the full exercise of the over-allotment option.

Unless otherwise noted, the address of each beneficial owner listed in the table is 100 Chelmsford Street, Lowell, Massachusetts 01851.

	Shares Beneficially Owned Prior to the Offering	Shares Being Offered	Shares Beneficially Owned		Percentage of Shares Beneficially Owned
			After the Offering	After the Offering (Over- allotment Option Exercised in Full)	Prior to the Offering	After the Offering	After the Offering (Over- allotment Option Exercised in Full)
Greater than 5% Stockholders:
John Ocampo and affiliates (1)	105,153,470				66.3%
Summit Partners, L.P. (2)	38,967,531				23.8%

Directors and Named Executive Officers:
John Ocampo (1)	105,153,470				66.3%
Susan Ocampo (1)	105,153,470				66.3%
Charles Bland (3)	680,000				*
Conrad Gagnon (4)	483,333				*
Robert Donahue (5)	290,000				*
Michael Murphy (6)	220,000				*
Joseph Thomas, Jr.	1,388,887				*
Peter Chung	—				—
Gil Van Lunsen	30,000				*
All directors and executive officers as a group (7 persons) (7)	106,856,803				67.3%

Other Selling Stockholders:

*	Represents beneficial ownership of less than 1%

(1)	Represents 94,582,000 shares beneficially owned by various family trusts affiliated with John and Susan Ocampo. Mr. and Mrs. Ocampo are the co-trustees of each of the family trusts and hold voting and dispositive power over the shares held in the family trusts. Also includes 10,571,470 shares beneficially owned by GaAs Labs, LLC, an entity controlled by Mr. and Mrs. Ocampo.

(2)	Represents 24,301,923 shares beneficially owned by Summit Partners Private Equity Fund VII-A, L.P., 14,596,125 shares beneficially owned by Summit Partners Private Equity Fund VII-B, L.P., 64,900 shares beneficially owned by Summit Investors I, LLC, and 4,583 shares beneficially owned by Summit Investors I (UK), L.P. Shares beneficially owned also include the following shares issuable upon the exercise of warrants that are currently exercisable: 3,169,816 shares beneficially owned by Summit Partners Private Equity Fund VII-A, L.P., 1,903,842 shares beneficially owned by Summit Partners Private Equity Fund VII-B, L.P., 8,465 shares beneficially owned by Summit Investors I, LLC, and 597 shares beneficially owned by Summit Investors I (UK), L.P. Summit Partners, L.P. is (i) the managing member of Summit Partners PE VII, LLC, which is the general partner of Summit Partners PE VII, L.P., which is the general partner of each of Summit Partners Private Equity Fund VII-A, L.P. and Summit Partners Private Equity Fund VII-B, L.P., and (ii) the manager of Summit Investors Management, LLC, which is the managing member of Summit Investors I, LLC, and the general partner of Summit Investors I (UK), L.P. Summit Partners, L.P., through a two-person investment committee currently composed of Bruce R. Evans and Martin J. Mannion, has voting and dispositive authority over the shares held by each of these entities and therefore, Summit Partners, L.P. beneficially owns such shares. The address of each of these entities is 222 Berkeley Street, 18th Floor, Boston, MA 02116. Certain private funds sponsored by Summit Partners, L.P. hold private equity investments in one or more broker-dealers, and as a result Summit Partners, L.P. is an affiliate of a broker-dealer. However, entities affiliated with Summit Partners, L.P. acquired the securities to be sold in this offering in the ordinary course of business for investment for their own account and not as a nominee or agent and, at the time of that purchase, had no contract, undertaking, agreement, understanding or arrangement, directly or indirectly, with any person to sell, transfer, distribute or grant participations to such person or to any third person with respect to those securities.

(3)	Includes 80,000 shares issuable upon the exercise of options that may be exercised within 60 days of July 15, 2011.

(4)	Includes 33,333 shares issuable upon the exercise of options that may be exercised within 60 days of July 15, 2011.

(5)	Includes 30,000 shares issuable upon the exercise of options that may be exercised within 60 days of July 15, 2011.

(6)	Includes 80,000 shares issuable upon the exercise of options that may be exercised within 60 days of July 15, 2011.

(7)	Includes 223,333 shares issuable to Messrs. Bland, Gagnon, Donahue and Murphy upon the exercise of options that may be exercised within 60 days of July 15, 2011.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock and provisions of our fourth amended and restated certificate of incorporation and second amended and restated bylaws are summaries and are qualified by reference to our fourth amended and restated certificate of incorporation and second amended and restated bylaws that we expect our board of directors to adopt and stockholders to approve effective immediately upon the completion of this offering. You should read carefully our fourth amended and restated certificate of incorporation and second amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus is a part.

Upon the closing of this offering, our authorized capital stock will consist of              shares of common stock, $0.001 par value per share, and              shares of preferred stock, $0.001 par value per share.

Common Stock

The holders of common stock are entitled to one vote per share on all matters to be voted on by the common stockholders. The holders of our common stock are not entitled to cumulative voting in the election of our directors. Therefore, holders of a majority of the shares voting for the election of directors can elect all directors. Subject to preferences of any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably any dividends our board of directors may declare out of funds legally available for the payment of dividends. If we are liquidated, dissolved or wound up, the holders of common stock are entitled to share pro rata in all assets remaining after payment of, or provision for, our liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no pre-emptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be sold in this offering will be fully paid and non-assessable. As of July 15, 2011 and after giving effect to the conversion of our preferred stock into common stock as if it had occurred as of such date, we would have had 158,664,636 shares of common stock outstanding held by 219 record holders. Upon the closing of this offering, we will have              shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding stock options or warrants.

Preferred Stock

Upon completion of this offering, our outstanding shares of convertible preferred stock will be converted into 150,991,337 shares of our common stock. Thereafter, pursuant to our fourth amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to              shares of preferred stock from time to time in one or more series. The board of directors also has the authority to fix the designations, voting powers, preferences, privileges, rights and limitations of any series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. The board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. The issuance of preferred stock may decrease the market price of our common stock. We have no plans at this time to issue any preferred stock.

Warrants

On December 21, 2010, we issued warrants to purchase an aggregate of 5,125,433.96 shares of our common stock at a price of $3.511898 per share to Mainsail Partners II, L.P. and certain investment funds affiliated with Summit Partners, L.P. These warrants will remain outstanding following the closing of this offering.

Preemptive Rights

Under Delaware law, a stockholder is not entitled to pre-emptive rights to subscribe for additional issuances of common stock or any other class of series of common stock or any security convertible into such stock in proportion to the shares that are owned unless there is a provision to the contrary in the certificate of incorporation. Our fourth amended and restated certificate of incorporation does not provide that our stockholders are entitled to pre-emptive rights.

Registration Rights

We are party to an amended and restated investor rights agreement with certain holders of our common and preferred stock, which provides for registration rights. See “Certain Relationships and Related Person Transactions—Sale of Class B Convertible Preferred Stock and Warrants—Registration Rights” for a general description of these provisions.

Anti-Takeover Effects of Certain Provisions of Our Amended and Restated Articles of Incorporation, Amended and Restated Bylaws and Delaware Law

Provisions of our fourth amended and restated articles of incorporation, our second amended and restated bylaws and Delaware law could have the effect of delaying or preventing a third party from acquiring us, even if the acquisition would benefit our stockholders. These provisions may delay, defer or prevent a tender offer or takeover attempt of our company that a stockholder might consider in the stockholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares, or an unsolicited proposal for our restructuring or sale of all or part of our business.

Authorized but Unissued Shares of Common Stock and Preferred Stock

Our authorized but unissued shares of common stock and preferred stock are available for our board of directors to issue without stockholder approval. As noted above, our board of directors, without stockholder approval, has the authority under our fourth amended and restated certificate of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control or make removal of management more difficult. We may use the additional authorized shares of common or preferred stock for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of our authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or other transaction.

Classified Board; Election and Removal of Directors

Our fourth amended and restated certificate of incorporation provides for the division of our board of directors into three classes, as nearly as equal in number as possible, with the directors in each class serving for three-year terms, and one class being elected each year by our stockholders. Our directors can be removed only for cause and, subject to specified exceptions, vacancies on our board of directors may be filled only by the affirmative vote of a majority of the directors then in office. Further, only our board of directors may change the size of our board of directors. Because this system of electing, appointing and removing directors generally makes it more difficult for stockholders to replace a majority of the board of directors, it may discourage a third party from initiating a tender offer or otherwise attempting to gain control of our company, and may maintain the incumbency of our board of directors.

Stockholder Action; Special Meetings of Stockholders

Our fourth amended and restated certificate of incorporation allows stockholders to act by unanimous written consent. Our fourth amended and restated certificate of incorporation also provides that special meetings of our stockholders may be called only by the majority of our board of directors or by the chairman of the board of directors.

Advance Notice Requirements for Stockholders Proposals and Director Nominations

Our second amended and restated bylaws provide that stockholders seeking to bring business before a meeting of stockholders, or to nominate candidates for election as directors at a meeting of stockholders, must provide us with timely written notice of their proposal. Our second amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Amendment to our Certificate of Incorporation and Bylaws

Our fourth amended and restated certificate of incorporation may generally be amended by a majority of our stockholders, except with respect to provisions regarding our board of directors and stockholder meetings, which may only be amended upon approval of holders of at least 66-2/3% of our outstanding voting stock. Our second amended and restated bylaws may generally be amended by our board of directors or by our stockholders upon approval of holders of at least 66-2/3% of our outstanding voting stock.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. Subject to exceptions, the statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding, those shares owned by (1) persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, with an “interested stockholder” being defined as a person who, together with affiliates and associates, owns, or within three years prior to the date of determination whether the person is an “interested stockholder,” did own, 15% or more of the corporation’s voting stock.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be             .

Listing

We intend to apply to have our common stock approved for listing on the Nasdaq Global Select Market under the symbol “MTSI.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and although we expect that our common stock will be approved for listing on the Nasdaq Global Select Market, an active public market for our common stock may not develop following this offering. We cannot predict the effect, if any, that market sales by our existing stockholders of shares of common stock, or the availability of shares of common stock for sale, will have on the market price of our common stock prevailing from time to time. Sales by our existing stockholders of substantial amounts of common stock in the public market, or the perception that such sales could occur, could reduce the market price of our common stock and impair our future ability to raise capital through the sale of equity securities.

Upon completion of this offering, based on our shares outstanding as of July 15, 2011, and after giving effect to the conversion of all outstanding shares of our convertible preferred stock into 150,991,337 shares of common stock, we will have              shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option to purchase additional shares and no exercise of outstanding warrants and options. Of the outstanding shares, subject to the lock-up agreements described below, all of the shares of common stock sold in this offering will be freely tradable, except that any shares held or acquired by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended (Securities Act), will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining              shares of common stock held by our existing stockholders are “restricted securities” as defined under Rule 144. Restricted securities may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration, including, among others, the exemptions provided by Rule 144 and Rule 701 under the Securities Act, which are summarized below.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell his or her shares provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months before, the sale and (2) we have been subject to and satisfied the Exchange Act periodic reporting requirements for at least 90 days before the sale. If such person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell the shares regardless of whether we have been subject to and satisfied the Exchange Act reporting requirements.

A person who has beneficially owned restricted shares of our common stock for at least six months, but who is one of our affiliates at the time of, or any time during the 90 days before, the sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume of our common stock during the four calendar weeks before the filing of a notice on Form 144 with respect to the sale;

provided that, in each case, we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales by affiliates must also comply with the manner of sale and notice provisions of Rule 144.

Rule 701

In general, under Rule 701 under the Securities Act, a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the public information requirements or holding period requirements of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after we have become subject to the Exchange Act periodic reporting requirements before selling their shares.

As of July 15, 2011, 5,653,799 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of stock option exercises or restricted stock grants. All of these shares are subject to the contractual lock-up agreements described below or similar market standoff agreements with us.

Lock-Up Agreements

We, our directors and officers and holders of substantially all of our equity securities have agreed, subject to certain exceptions, not to offer, sell or transfer any common stock or securities convertible into or exchangeable or exercisable for common stock, other than the shares which the selling stockholders may sell in this offering, for 180 days after the date of this prospectus without first obtaining the written consent of Barclays Capital Inc. and J.P. Morgan Securities LLC, subject to a possible extension beyond the end of such 180-day period as described under “Underwriting.”

Registration Rights

Pursuant to an amended and restated investor rights agreement, the holders of 158,516,768 shares of our common stock (including shares of our common stock issuable upon the conversion of our outstanding convertible preferred stock immediately prior to the closing of this offering), or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. For a description of these registration rights, see “Certain Relationships and Related Person Transactions—Sale of Class B convertible preferred stock and Warrants—Registration Rights.” If the offer and sale of these shares is registered, the shares will be freely tradable without restriction under the Securities Act and a large number of shares may be sold into the public market. If such sale occurs, the market price of our common stock could decline.

Stock Options

As of July 15, 2011, options to purchase a total of 9,395,102 shares of common stock pursuant to our 2009 Plan were outstanding, of which options to purchase 1,428,015 shares were exercisable, and no options were outstanding or exercisable under our 2011 Plan. We intend to file a registration statement on Form S-8 under the Securities Act promptly after the closing of this offering to register shares that may be issued pursuant to our 2011 Plan. The registration statement is expected to become effective immediately upon filing, and shares covered by the registration statement will then become eligible for sale in the public markets, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable lock-up agreements. For a more complete discussion of our equity incentive plans, see “Executive Compensation—Employee Benefit and Stock Plans.”

Warrants

We have issued warrants to purchase 5,125,433.96 shares of our common stock at a price of $3.511898 per share to Mainsail Partners II, L.P. and certain investment funds affiliated with Summit Partners, L.P. These warrants will survive the closing of this offering. The shares issuable upon exercise of the warrants will be restricted securities.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income and estate tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of our common stock. This summary does not purport to be a complete analysis of all the potential tax considerations to non-U.S. holders relating to an investment in our common stock. This summary is based upon the provisions of the Code, U.S. Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof, all of which are subject to change, possibly with retroactive effect, which could result in U.S. federal income and estate tax consequences different than those summarized below. We have not sought, nor do we intend to seek a ruling from the Internal Revenue Service (IRS) with respect to the U.S. federal income tax and estate tax consequences described in the following summary, and there can be no assurance that the IRS will agree with any or all of such consequences described herein.

This summary does not address the tax considerations arising under the laws of any state, local non-U.S. or other taxing jurisdiction and is limited to investors who will hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code. This summary does not address all tax considerations that may be relevant to an investor in light of the investor’s particular circumstances nor does it address tax considerations to non-U.S. investors that are subject to special rules, such as:

•	banks, insurance companies, or other financial institutions (except to the extent specifically set forth below under “Additional Withholding and Information Requirements”);

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations or tax-qualified retirement plans;

•	real estate investment trusts or regulated investment companies;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” synthetic security, or other integrated or risk reduction transaction; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code; and

•	persons that have a “functional currency” other than the U.S. dollar.

The following discussion of material U.S. federal income and estate tax consequences to non-U.S. holders is for general information only and it is not intended to be tax advice. You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are a beneficial owner of our common stock that is not treated as a partnership for U.S. federal income tax purposes other than (i) a U.S. citizen or U.S. resident, (ii) a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (iv) a trust that either is subject to the primary supervision of a court within the United States and has one or more U.S. persons (as defined in the Internal Revenue Code) with authority to control all of its substantial decisions, or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

In addition, if a partnership (including any entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner (including a person classified as a partner for U.S. federal income tax purposes) generally will depend on the status of the partner and on the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships should consult their tax advisors.

A modified definition of Non-U.S. Holder applies for U.S. federal estate tax purposes (as discussed below).

Distributions on Common Stock

As discussed under “Dividend Policy” above, we do not currently anticipate making cash distributions on our common stock. In the event that we do make distributions on our common stock, these distributions generally will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and may generally be subject to withholding as described below. To the extent these distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your adjusted tax basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock subject to the tax treatment described below in “Gain on Sale, Disposition of Common Stock.” Any such distribution would also be subject to the discussion below under the section titled “Additional Withholding and Information Requirements.”

Any dividend paid to you generally will be subject to withholding at a rate of 30% of the gross amount of the dividend, unless you provide us or our agent, as the case may be, with an appropriate IRS Form W-8 prior to the payment of dividends properly certifying qualification for a reduced treaty rate. If you hold our common stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. The certification requirements also may require a you to provide your U.S. taxpayer identification number if you provide an IRS form or claim treaty benefits.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, such dividends are attributable to a permanent establishment maintained by you in the U.S.) are exempt from withholding. In order to claim this exemption, you must provide us with an IRS Form W-8ECI (or successor form) properly certifying this exemption. Effectively connected dividends, although not subject to withholding, are taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if you are a non-U.S. holder treated as a corporation for U.S. federal income tax purposes, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to an additional branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

You are urged to consult your own tax advisor about the specific methods for satisfying the requirements for an exemption from, or a reduced rate of, withholding. A claim for exemption from, or a reduced rate of, withholding will not be valid if the person receiving the applicable form has actual knowledge or reason to know that the statements on the form are false. If you are eligible for a reduced rate of withholding pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. You should consult your tax advisor about your ability to apply for a refund if necessary.

Gain on Disposition of Common Stock

Subject to the discussion below under “Additional Withholding and Reporting Requirements,” you generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the U.S.);

•

you are an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a “U.S. real property interest” by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock and certain other requirements are met.

If you are described in the first bullet above, you generally will be subject to U.S. federal income tax with respect to gain derived from the sale on a net income basis in the same manner and at the same graduated U.S. federal income tax rates applicable to U.S. persons, and if you are a non-U.S. holder treated as a corporation for U.S. federal income tax purposes, you may be subject to an additional branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. If you are described in the second bullet above, you generally will be subject to U.S. federal income tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty on the gain derived from the sale and other U.S. source capital gains in excess of U.S. source capital losses during the taxable year of the disposition.

We believe that we are not currently and do not anticipate becoming a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, our common stock will be treated as a U.S. real property interest only if you actually or constructively hold more than 5% of such regularly traded common stock at any time during the applicable period specified in the Internal Revenue Code. However, no assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any, regardless of whether withholding is reduced or eliminated by an applicable tax treaty. A similar report is sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Information reporting and backup withholding will generally apply to the payment of the proceeds of a disposition of shares of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, backup, withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected through a non-U.S. office of a U.S. broker or non-U.S. office of a foreign broker. For information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Prospective investors are urged to consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Payments of dividends on or the gross proceeds of disposition of our common stock may be subject to information reporting and backup withholding at a current rate of 28% (which, under current rules, is scheduled to increase to 31% commencing on or after January 1, 2013) unless you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. See also the discussion below under “Additional Withholding and Reporting Requirements.” Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax. Any amounts withheld from a payment to you under the backup withholding rules will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information or returns are furnished to the IRS in a timely manner.

Additional Withholding and Reporting Requirements

Legislation enacted in March 2010 generally imposes withholding at a rate of 30% on payments to certain foreign entities (including financial institutions, which include hedge funds, private equity funds, mutual funds, securitization vehicles and other investment vehicles regardless of size) of dividends on, and the gross proceeds from a sale or other dispositions of, common stock of U.S. issuers (and certain other types of payments), unless various U.S. information reporting, due diligence and procedural (including in certain cases the entering into an agreement with the IRS) requirements have been timely satisfied. These requirements are different from, and are in addition to, the beneficial owner certification requirements described above. Pursuant to recent guidance from the IRS, this 30% withholding tax would apply to certain payments, including dividends on our common stock, if any, paid on or after January 1, 2014, and to payments of gross proceeds from the sale or other disposition of our common stock paid on or after January 1, 2015. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits for such taxes. The Code requires the IRS to provide for the coordination of this 30% withholding tax with other U.S. federal income withholding provisions, including providing for the proper crediting of amounts deducted and withheld under these rules against amounts required to be deducted and withheld under such other withholding provisions. To date, no such coordinating rules have been implemented.

The IRS’s guidance with respect to these rules is only preliminary, and the scope of these rules remains unclear and potentially subject to material changes. You should consult your tax advisor regarding the possible implications of these rules on your investment in our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax.

Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) at the time of death will be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

UNDERWRITING

Barclays Capital Inc. and J.P. Morgan Securities LLC are acting as joint book-running managers and as representatives of the underwriters of this offering. Jefferies & Company, Inc. is also acting as a joint book-running manager. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement of which this prospectus is a part, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Barclays Capital Inc.
J.P. Morgan Securities LLC
Jefferies & Company, Inc.
Morgan Keegan & Company, Inc.
Needham & Company, LLC
Raymond James & Associates, Inc.
Stifel, Nicolaus & Company, Incorporated

Total

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•

the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us and the selling stockholders to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us and the selling stockholders for the shares.

	No Exercise	Full Exercise
Per share
Total paid by us
Total paid by the selling stockholders

The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $             per share. After the offering, the representatives may change the offering price and other selling terms. Sales of shares made outside of the U.S. may be made by affiliates of the underwriters.

The expenses of the offering that are payable by us and the selling stockholders are estimated to be $             (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

We and the selling stockholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of              shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than              shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

We, all of our directors and executive officers and holders of substantially all of our outstanding stock, have agreed that, without the prior written consent of each of Barclays Capital Inc. and J.P. Morgan Securities LLC, we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise, (3) subject to certain limited exceptions, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible into or exercisable or exchangeable for common stock or any other securities of the company or (4) publicly disclose the intention to do any of the foregoing for a period commencing on the date hereof and ending 180 days after the date of this prospectus in each case subject to certain exceptions set forth in the lock-up agreements.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•

prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of material event unless such extension is waived in writing by Barclays Capital and J.P. Morgan Securities LLC.

Barclays Capital Inc. and J.P. Morgan Securities LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Barclays Capital Inc. and J.P. Morgan Securities LLC will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

As described below under “Directed Share Program,” any participant who had agreed to the lock-up provisions described above or any participant who is our employee, will be subject to a 180-day lock up with respect to any shares sold to them pursuant to that program, with the same restrictions and an identical extension provision as the lock-up agreement described above. Any shares sold in the directed share program to our directors or officers shall be subject to the lock-up agreement described above.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the directed share program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to              shares offered hereby for officers, directors, employees and certain other persons associated with us. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. Any participant who had agreed to the lock-up provisions described above, or any participant who is our employee, will be prohibited from selling, pledging or assigning any shares sold to them pursuant to this program for a period of 180 days after the date of this prospectus. This 180-day lock up period shall be extended with respect to our issuance of an earnings release or if a material news or a material event relating to us occurs, in the same manner as described above under “Lock-Up Agreements.”

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Select Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus is a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

The Nasdaq Global Select Market

We intend to apply to list our shares of common stock on the Nasdaq Global Select Market under the symbol “MTSI.”

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

Certain of the underwriters and/or their affiliates have engaged, and may in the future engage, in commercial and investment banking transactions with us in the ordinary course of their business. They have received, and expect to receive, customary compensation and expense reimbursement for these commercial and investment banking transactions.

Selling Restrictions

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (Qualified Investors) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

We and the selling stockholders have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us, the selling stockholders or the underwriters.

Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (Corporations Act)) in relation to the securities has been or will be lodged with the Australian Securities & Investments Commission (ASIC). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

(i)	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(ii)	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	a person associated with the company under section 708(12) of the Corporations Act; or

(iv)	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act,

(v)	and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b)	you warrant and agree that you will not offer any of the securities for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Brunei

This prospectus has been provided at your request strictly for your information purposes only and does not constitute and shall not be construed as an offer to sell the securities described here or an invitation to make an offer to buy or to apply to subscribe for such securities. We and underwriters do not provide any investment advice or recommendations on the securities described here. This prospectus is not a prospectus for purposes of the Brunei Companies Act, Cap 39 and has not been registered as such. Neither our company, any of the underwriters, nor any of our or their affiliates is licensed as dealers or an investment adviser under the Brunei Securities Order, 2001, nor are they or any of their affiliates registered or incorporated under the Brunei Companies Act, Cap 39. This prospectus has been provided to you solely for your own purposes and must not be copied, redistributed or circulated to any other person without the prior consent of our company or the underwriters.

China

The common stock may not be offered or sold directly or indirectly in the People’s Republic of China (the PRC) (which, for such purposes, does not include the Hong Kong or Macau Special Administrative Regions or Taiwan). Neither this prospectus nor any material or information contained or incorporated by reference herein relating to the common stock, which have not been and will not be submitted to or approved/verified by or registered with the China Securities Regulatory Commission (CSRC) or other relevant governmental authorities in the PRC pursuant to relevant laws and regulations, may be supplied to the public in the PRC or used in connection with any offer for the subscription or sale of the common stock in the PRC. The material or information contained or incorporated by reference herein relating to the common stock does not constitute an offer to sell or the solicitation of an offer to buy any securities in the PRC. The common stock may only be offered or sold to the PRC investors that are authorized to engage in the purchase of securities of the type being offered or sold. PRC investors are responsible for obtaining all relevant government regulatory approvals/licenses, verification and/or registrations themselves, including, but not limited to, any which may be required from the CSRC, the State Administration of Foreign Exchange and/or the China Banking Regulatory Commission, and complying with all relevant PRC regulations, including, but not limited to, all relevant foreign exchange regulations and/or foreign investment regulations.

Hong Kong

The common stock may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32, Laws of Hong Kong) or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the common stock may be issued or may be in the possession of any person for the purpose of the issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the common stock which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) or any rules made under that Ordinance.

India

This prospectus has not been and will not be registered as a prospectus with the Registrar of Companies in India or with the Securities and Exchange Board of India. This prospectus or any other material relating to these securities is for information purposes only and may not be circulated or distributed, directly or indirectly, to the public or any members of the public in India and in any event to not more than 50 persons in India. Further, persons into whose possession this prospectus comes are required to inform themselves about and to observe any such restrictions. Each prospective investor is advised to consult its advisors about the particular consequences to it of an investment in these securities. Each prospective investor is also advised that any investment in these securities by it is subject to the regulations prescribed by the Reserve Bank of India and the Foreign Exchange Management Act and any regulations framed thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Future Act, Chapter 289 of Singapore (the SFA), (ii) to a “relevant person” as defined in Section 275(2) of the SFA, or any person pursuant to Section 275 (1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the common stock is subscribed and purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole whole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable within six months after that corporation or that trust has acquired the common stock under Section 275 of the SFA except:

(i)	to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA) and in accordance with the conditions, specified in Section 275 of the SFA;

(ii)	(in the case of a corporation) where the transfer arises from an offer referred to in Section 275(1A) of the SFA, or (in the case of a trust) where the transfer arises from an offer that is made on terms that such rights or interests are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

(iii)	where no consideration is or will be given for the transfer; or

(iv)	where the transfer is by operation of law.

By accepting this prospectus, the recipient hereof represents and warrants that he is entitled to receive it in accordance with the restrictions set forth above and agrees to be bound by limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

Taiwan

The common stock has not been and will not be registered with the Financial Supervisory Commission of Taiwan, the Republic of China pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan, the Republic of China through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan, the Republic of China that requires a registration or approval of the Financial Supervisory Commission of Taiwan, the Republic of China. No person or entity in Taiwan, the Republic of China has been authorized to offer or sell the common stock in Taiwan, the Republic of China.

LEGAL MATTERS

Perkins Coie LLP, Denver, Colorado, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of common stock being offered by this prospectus. The underwriters have been represented by Ropes & Gray LLP, Boston, Massachusetts.

EXPERTS

Our combined consolidated financial statements included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere in this Registration Statement (which report expresses an unqualified opinion on the combined consolidated financial statements and includes an explanatory paragraph referring to the common control business combination of Mimix and us). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The combined consolidated financial statements of M/A-COM Technology Solutions Inc. and M/ACOM Technology Solutions (Cork) Limited for the period from September 26, 2008 through March 30, 2009 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing elsewhere in this Registration Statement (which report expresses an unqualified opinion on the combined consolidated financial statements and includes explanatory paragraphs referring to affiliations with Cobham and the impact of such affiliation on the results of operations and the sale of M/A-COM Technology Solutions Inc. and M/ACOM Technology Solutions (Cork) Limited to us on March 30, 2009). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed with the registration statement. For further information about us and the common stock offered by this prospectus, reference is made to the registration statement and the exhibits filed with this prospectus.

Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. When we complete this offering, we will be required to file annual, quarterly and special reports, proxy statements and other information with the SEC. For further information about us and our common stock, you can inspect a copy of the registration statement and the exhibits to the registration statement without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can obtain copies of all or any part of the registration statement from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 upon paying the prescribed fees. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect our registration statement on this website.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

M/A-COM Technology Solutions Holdings, Inc.

Lowell, Massachusetts

We have audited the accompanying combined consolidated balance sheets of M/A-COM Technology Solutions Holdings, Inc. and subsidiaries (the “Company”) as of October 2, 2009, October 1, 2010, and July 1, 2011, and the related statements of operations, comprehensive income, stockholders’ equity (deficit), and cash flows for each of the three fiscal years in the period ended October 1, 2010 and for the nine months ended July 1, 2011. These combined consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 2, 2009, October 1, 2010 and July 1, 2011, and the results of their operations and their cash flows for each of the three fiscal years in the period ended October 1, 2010 and for the nine months ended July 1, 2011 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Company and Mimix Holdings, Inc. (“Mimix”) merged in a common control business combination on May 28, 2010. The accompanying combined consolidated financial statements have been presented in a manner similar to a pooling-of-interests and includes the results of operations of each entity since March 25, 2009, which was the date of common control and amounts have been retroactively combined using historical amounts. Mimix is deemed to be the predecessor entity and amounts prior to March 25, 2009 relate to Mimix only.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

August 1, 2011

M/A-COM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

COMBINED CONSOLIDATED BALANCE SHEETS

(In thousands)

	October 2, 2009	October 1, 2010	July 1, 2011	Pro Forma July 1, 2011
ASSETS				(Unaudited)
Current assets:
Cash and cash equivalents	$15,358	$23,946	$36,728
Accounts receivable, net	43,245	45,522	49,011
Inventories	41,748	45,289	52,158
Prepaid expenses and other current assets	1,824	2,969	2,306
Deferred income taxes	50	2,395	7,791

Total current assets	102,225	120,121	147,994

Property and equipment, net	23,283	21,106	23,540
Goodwill	—	—	3,990
Intangible assets, net	23,251	20,562	22,720
Assets held for sale	4,303	2,840	—
Deferred income taxes	—	—	4,704
Other assets	253	207	1,644

Total assets	$153,315	$164,836	$204,592

LIABILITIES AND EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$14,515	$17,720	$17,811
Accrued liabilities	22,878	20,986	16,613
Income taxes payable	137	2,408	14,034
Deferred revenue	13,073	12,459	13,303
Current portion of contingent consideration	—	8,825	15,753
Revolving credit facility	5,118	—	—
Current portion of notes payable	191	—	—
Current portion of capital lease obligations	—	768	—

Total current liabilities	55,912	63,166	77,514

Capital lease obligations, less current portion	—	658	—
Notes payable, less current portion	30,000	30,000	—
Contingent consideration, less current portion	27,300	20,475	10,199
Common stock warrant liability	—	—	15,897
Class B conversion liability	—	—	98,692
Other long-term liabilities	2,767	2,171	2,316
Deferred income taxes	121	3,711	—

Total liabilities	116,100	120,181	204,618

(Continued)

M/A-COM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

COMBINED CONSOLIDATED BALANCE SHEETS

(In thousands)

	October 2, 2009	October 1, 2010	July 1, 2011	Pro Forma July 1, 2011
				(Unaudited)
Class B redeemable convertible preferred stock	—	—	74,228

Convertible preferred stock	—	—	106,400

Commitments and contingencies (Note 11)

Stockholders’ equity (deficit):
Convertible preferred stock:
Series A	18	—	—
Series A -1	—	100	—
Series A -2	—	17	—
Common stock	1,005	4	7
Accumulated other comprehensive loss	(41)	(173)	(154)
Additional paid-in capital	69,155	70,818	—
Accumulated deficit	(32,945)	(26,111)	(180,507)

Total M/A-COM Technology Solutions Holdings, Inc. stockholders’ equity (deficit)	37,192	44,655	(180,654)
Noncontrolling interest in a subsidiary	23	—	—

Total equity (deficit)	37,215	44,655	(180,654)

Total liabilities and equity (deficit)	$153,315	$164,836	$204,592	$

See notes to combined consolidated financial statements.	(Concluded	)

M/A-COM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

	Fiscal Years			Nine Months Ended
	2008	2009	2010	July 2, 2010	July 1, 2011
				(Unaudited)
Revenue	$25,423	$102,718	$260,297	$186,124	$231,493
Cost of revenue	17,228	77,171	166,554	120,264	134,516

Gross profit	8,195	25,547	93,743	65,860	96,977

Operating expenses:
Research and development	6,728	13,553	25,795	18,672	25,533
Selling, general and administrative	6,047	25,601	45,860	33,281	36,617
Accretion of contingent consideration	—	2,800	2,000	1,500	660
Restructuring charges	—	5,100	2,234	1,369	866

Total operating expenses	12,775	47,054	75,889	54,822	63,676

Income (loss) from operations	(4,580)	(21,507)	17,854	11,038	33,301

Other (expense) income:
Gain on bargain purchase	—	27,073	—	—	—
Accretion of common stock warrant liability	—	—	—	—	(10,241)
Accretion of Class B conversion liability	—	—	—	—	(57,051)
Interest expense	(1,009)	(1,699)	(2,323)	(1,738)	(750)

Total other (expense) income, net	(1,009)	25,374	(2,323)	(1,738)	(68,042)

Income (loss) before income taxes	(5,589)	3,867	15,531	9,300	(34,741)
Income tax (provision) benefit	—	124	(8,996)	(5,167)	(3,779)

Net income (loss) from continuing operations	(5,589)	3,991	6,535	4,133	(38,520)

Net income from discontinued operations	—	198	494	1,160	754

Net income (loss)	(5,589)	4,189	7,029	5,293	(37,766)
Less net income attributable to noncontrolling interest in a subsidiary	—	23	195	195	—

Net income (loss) attributable to controlling interest	(5,589)	4,166	6,834	5,098	(37,766)
Accretion to redemption value of redeemable preferred stock and preferred stock dividends	(1,780)	(3,559)	(6,298)	(4,585)	(79,062)

Net income (loss) attributable to common stockholders	$(7,369)	$607	$536	$513	$(116,828)

(Continued)

M/A-COM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Fiscal Years				Nine Months Ended
	2008	2009	2010		July 2, 2010	July 1, 2011
					(Unaudited)
Net income (loss) per share:
Basic and diluted income (loss) per common share:
Income (loss) from continuing operations	$(9.67)	$0.01		$0.00	$(0.01)		$(20.53)
Income from discontinued operations	—	0.00		0.01	0.02		0.13

Net income (loss)	$(9.67)	$0.01		$0.01	$0.01		$(20.40)

Shares used to compute net income (loss) per common share:
Basic	762	52,806		47,521	62,200		5,727

Diluted	762	53,366		50,343	62,553		5,727

Pro forma net income (loss) per common share (unaudited):
Basic			$			$

Diluted			$			$

Shares used to compute pro forma net income (loss) per common share (unaudited):
Basic

Diluted

See notes to combined consolidated financial statements.	(Concluded	)

M/A-COM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

COMBINED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FISCAL YEARS ENDED 2008, 2009 AND 2010 AND FOR THE

NINE MONTHS ENDED JULY 2, 2010 AND JULY 1, 2011

(In thousands)

	Fiscal Years			Nine Months Ended
	2008	2009	2010	July 2, 2010	July 1, 2011
				(Unaudited)
Net income (loss)	$(5,589)	$4,189	$7,029	$5,293	$(37,766)
Foreign currency translation gain (loss)	(49)	36	(132)	(209)	19

Total comprehensive income (loss)	$(5,638)	$4,225	$6,897	$5,084	$(37,747)

See notes to combined consolidated financial statements.

M/A-COM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

COMBINED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands, except per share data)

	Convertible Preferred Stock, $0.001 Par Value								Accumulated Other Comprehensive Loss	Additional Paid-In Capital	Accumulated Deficit	Noncontrolling Interest	Total Stockholders’ Equity (Deficit)
	Series A		Series A-1		Series A-2		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance, October 1, 2007	—	$—	—	$—	—	$—	763	$5	$(28)	$—	$(29,993)	$—	$(30,016)
Accretion of redeemable convertible preferred stock	—	—	—	—	—	—	—	—	—	(251)	(1,529)	—	(1,780)
Warrants issued in connection with convertible notes payable	—	—	—	—	—	—	—	—	—	334	—	—	334
Exchange of redeemable convertible preferred stock for convertible preferred stock	12,810	13	—	—	—	—	—	—	—	29,984	—	—	29,997
Issuance of convertible preferred stock in connection with debt conversion	2,117	2	—	—	—	—	—	—	—	6,314	—	—	6,316
Issuance of convertible preferred stock	9,956	10	—	—	—	—	—	—	—	29,435	—	—	29,445
Repurchase and retirement of convertible perferred stock	(7,277)	(7)	—	—	—	—	—	—	—	(21,704)	—	—	(21,711)
Stock-based compensation	—	—	—	—	—	—	—	—	—	175	—	—	175
Foreign currency translation	—	—	—	—	—	—	—	—	(49)	—	—	—	(49)
Net loss	—	—	—	—	—	—	—	—	—	—	(5,589)	—	(5,589)

Balance, September 30, 2008	17,606	18	—	—	—	—	763	5	(77)	44,287	(37,111)	—	7,122
Issuance of common stock and contributions of capital in connection with the acquisition of M/A-COM Tech Business	—	—	—	—	—	—	100,000	1,000	—	24,000	—	—	25,000
Stock-based and other incentive compensation	—	—	—	—	—	—	—	—	—	868	—	—	868
Foreign currency translation	—	—	—	—	—	—	—	—	36	—	—	—	36
Net income	—	—	—	—	—	—	—	—	—	—	4,166	23	4,189

Balance, October 2, 2009	17,606	18	—	—	—	—	100,763	1,005	(41)	69,155	(32,945)	23	37,215

(Continued)

M/A-COM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

COMBINED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands, except per share data)

	Convertible Preferred Stock, $0.001 Par Value								Accumulated Other Comprehensive Loss	Additional Paid-In Capital	Accumulated Deficit	Noncontrolling Interest	Total Stockholders’ Equity (deficit)
	Series A		Series A-1		Series A-2		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance, October 2, 2009	17,606	18	—	—	—	—	100,763	1,005	(41)	69,155	(32,945)	23	37,215
Recapitalization	—	—	100,000	100	—	—	(98,000)	(998)	—	898	—	—	—
Reorganization in connection with common control merger	(17,606)	(18)	—	—	17,501	18	(781)	(5)	—	(1,202)	—	—	(1,207)
Issuance of common stock upon exercise of common stock options and other awards	—	—	—	—	—	—	1,985	2	—	377	—	—	379
Acquisition of noncontrolling interest in a subsidiary	—	—	—	—	—	—	—	—	—	(2)	—	(218)	(220)
Reclaim of escrowed shares and cash in connection with common control merger	—	—	—	—	(679)	(1)	—	—	—	47	—	—	46
Stock-based and other incentive compensation	—	—	—	—	—	—	—	—	—	1,545	—	—	1,545
Foreign currency translation	—	—	—	—	—	—	—	—	(132)	—	—	—	(132)
Net income	—	—	—	—	—	—	—	—	—	—	6,834	195	7,029

Balance, October 1, 2010	—	—	100,000	100	16,822	17	3,967	4	(173)	70,818	(26,111)	—	44,655
Reclassification of Class A	—	—	(100,000)	(100)	(16,822)	(17)	—	—	—	(70,818)	(35,465)	—	(106,400)
Dividends declared	—	—	—	—	—	—	—	—	—	—	(80,000)	—	(80,000)
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	2,799	3	—	546	—	—	549
Stock-based and other incentive compensation	—	—	—	—	—	—	—	—	—	1,135	—	—	1,135
Accretion of redeemable convertible preferred stock	—	—	—	—	—	—	—	—	—	(1,681)	(1,165)	—	(2,846)
Foreign currency translation	—	—	—	—	—	—	—	—	19	—	—	—	19
Net loss	—	—	—	—	—	—	—	—	—	—	(37,766)	—	(37,766)

Balance, July 1, 2011	—	$—	—	$—	—	$—	6,766	$7	$(154)	$—	$(180,507)	$—	$(180,654)

See notes to combined consolidated financial statements.	(Concluded	)

M/A-COM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Fiscal Years			Nine Months Ended
	2008	2009	2010	July 2, 2010	July 1, 2011
				(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(5,589)	$4,189	$7,029	$5,293	$(37,766)
Adjustments to reconcile net income to net cash from operating activities—net of effects from acquisition:
Accretion of common stock warrant liability	—	—	—	—	10,241
Accretion of Class B conversion liability	—	—	—	—	57,051
Gain on bargain purchase	—	(27,073)	—	—	—
Accretion (settlement) of asset retirement obligations	61	136	231	158	(215)
Depreciation and amortization	1,502	6,381	11,416	8,511	7,752
Gain on disposition of business, net	—	—	—	—	(329)
Asset impairment	—	—	582	—	—
Accretion of contingent consideration	—	2,800	2,000	1,500	660
Noncash interest expense	417	191	—	—	—
Amortization of acquired unfavorable lease	—	(183)	(282)	(218)	(182)
Deferred income taxes	—	(386)	1,245	(70)	(15,411)
Loss on disposal of property and equipment	—	717	1,331	1,000	1,086
Stock-based and other noncash incentive compensation	175	868	1,545	1,271	1,135
Change in operating assets and liabilities (net of assets acquired and liabilities assumed in acquisition):
Accounts receivable	(62)	(2,725)	(2,277)	(2,727)	(3,489)
Inventories	2,037	4,582	(2,978)	(3,027)	(6,799)
Prepaid expenses and other assets	214	(806)	(1,099)	(299)	(638)
Accounts payable	(1,648)	2,096	3,205	2,086	(401)
Accrued and other liabilities	(382)	7,927	(2,742)	(1,838)	(6,738)
Income taxes payable	—	133	2,143	2,081	11,626
Deferred revenue	(725)	11,877	(614)	(1,982)	844

Net cash from operating activities	(4,000)	10,724	20,735	11,739	18,427

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of a business—net of cash acquired	—	(21,587)	—	—	(1,807)
Proceeds from sale of assets	—	—	—	—	3,042
Purchases of property and equipment	(709)	(2,615)	(5,884)	(4,652)	(6,721)

Net cash from investing activities	(709)	(24,202)	(5,884)	(4,652)	(5,486)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from capital contributions	—	25,000	—	—	—
Borrowings on revolving credit facility	—	8,000	—	—	—
Payments on revolving credit facility	(3,723)	(2,882)	(5,118)	(5,118)	—
Payments on notes payable	—	(5,000)	(191)	(191)	(30,000)
Payments on capital lease	—	—	(132)	—	(1,426)
Proceeds from issuance of convertible notes payable and warrants, net	8,296	—	—	—	—
Payments of principal on convertible notes payable	(4,040)	—	—	—	—
Proceeds from issuance of convertible preferred stock with warrant and conversion features	29,445	—	—	—	118,680
Repurchase and retirement of convertible preferred stock	(21,711)	—	—	—	—
Acquisition of noncontrolling interest in a subsidiary	—	—	(220)	(220)	—
Proceeds from stock option exercises	—	—	367	191	549
Payment of contingent consideration	—	—	—	—	(8,825)
Payment of dividends	—	—	—	—	(79,137)
Payments to Mimix Holdings, Inc. preferred and common stockholders	—	—	(969)	(705)	—

Net cash from financing activities	8,267	25,118	(6,263)	(6,043)	(159)

NET INCREASE IN CASH AND CASH EQUIVALENTS	3,558	11,640	8,588	1,044	12,782
CASH AND CASH EQUIVALENTS—Beginning of period	160	3,718	15,358	15,358	23,946

CASH AND CASH EQUIVALENTS—End of period	$3,718	$15,358	$23,946	$16,402	$36,728

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$1,009	$1,451	$2,574	$2,007	$1,010

Cash paid for income taxes	$—	$—	$4,710	$3,496	$7,724

See notes to combined consolidated financial statements.

M/A-COM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

Nature of Business—M/A-COM Technology Solutions Holdings, Inc. (“M/A-COM Holdings”) was incorporated in Delaware on March 25, 2009. M/A-COM Holdings is a provider of high-performance analog semiconductor solutions for use in wireless and wireline applications across the radio frequency (“RF”), microwave and millimeterwave spectrum. Headquartered in Lowell, Massachusetts, M/A-COM Holdings has offices in North America, Europe, Asia and Australia.

Basis of Presentation—M/A-COM Holdings acquired Mimix Holdings, Inc. (“Mimix”) in connection with a common-control business combination on May 28, 2010 (the “Mimix Merger”). Mimix, a supplier of high-performance gallium arsenide semiconductors for RF, microwave, and millimeterwave applications, was acquired by the majority owner of M/A-COM Holdings in June 2008 and is the predecessor and accounting acquirer for financial statement presentation purposes. M/A-COM Holdings and Mimix were controlled by a common majority owner since March 25, 2009, the date M/A-COM Holdings was incorporated to acquire the outstanding stock of M/A-COM Technology Solutions Inc. and M/ACOM Technology Solutions (Cork) Limited (collectively, the “M/A-COM Tech Business”). The accompanying combined consolidated financial statements include the consolidated operations of Mimix for the fiscal years ended September 30, 2008, October 2, 2009 and October 1, 2010 and for the nine months ended July 2, 2010, and the consolidated operations of M/A-COM Holdings for the period from its incorporation on March 25, 2009 to October 2, 2009 and for the fiscal year ended October 1, 2010, on a combined basis until the Mimix Merger. Subsequent to the Mimix Merger, the financial statements are presented on a consolidated basis. The accompanying combined consolidated financial statements have been presented in a manner similar to a pooling-of-interests, and include the results of operations of each business since the date of common control, March 25, 2009. All periods from March 2009 have been retroactively combined using historical amounts. In addition, Mimix’s issued and outstanding shares of preferred and common stock prior to May 28, 2010 have been retroactively adjusted for the purposes of financial presentation to reflect the effects of the Mimix Merger using the exchange ratio established in the Mimix Merger.

The combined consolidated operations are referred to herein as those of the “Company.”

References in the combined consolidated financial statements to fiscal year 2008 are to the Company’s fiscal year ended September 30, 2008. In fiscal year 2009, the Company changed its fiscal year to be a “52 – 53 week” year ending on the Friday closest to the last day of September. For fiscal years in which there are 53 weeks, the fourth quarter reporting period includes 14 weeks. Unless otherwise indicated, references in the combined consolidated financial statements to fiscal years 2009 and 2010 are to the Company’s fiscal years ended October 2, 2009 and October 1, 2010, respectively. Fiscal year 2009 was 53 weeks in length. Fiscal year 2010 was 52 weeks in length.

Unaudited Interim Combined Consolidated Financial Statements—The accompanying interim combined consolidated financial statements for the nine months ended July 2, 2010 and the related information contained in the notes to the consolidated financial statements are unaudited. These unaudited interim combined consolidated financial statements and notes have been prepared on the same basis as the audited combined consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s combined consolidated results of operations and cash flows for the nine months ended July 2, 2010.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The accompanying combined consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation/combination.

Use of Estimates—The preparation of combined consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities during the reporting periods, the reported amounts of revenue and expenses during the reporting periods, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, the Company bases estimates and assumptions on historical experience, currently available information and various other factors that management believes to be reasonable under the circumstances. Actual results may differ materially from these estimates and assumptions.

Discontinued Operations—In the second and third quarters of fiscal year 2011, the Company sold assets of non-core laser diode and ferrite business lines. The Company has reported the assets sold as held for sale in the Company’s accompanying combined consolidated balance sheets for periods prior to the sale of the businesses and has segregated the operating results of the divested businesses from continuing operations for all periods presented.

Foreign Currency Translation and Remeasurement—The Company’s combined consolidated financial statements are presented in U.S. dollars. While the majority of the Company’s foreign operations use the U.S. dollar as the functional currency, the financial statements of the Company’s foreign operations for which the functional currency is not the U.S. dollar are translated into U.S. dollars at the exchange rates in effect at the balance sheet dates (for assets and liabilities) and at average exchange rates (for revenue and expenses). The unrealized translation gains and losses on the net investment in these foreign operations are accumulated as a component of other comprehensive income (loss).

The financial statements of the Company’s foreign operations where the functional currency is the U.S. dollar, but where the underlying transactions are transacted in a different currency, are remeasured at the exchange rate in effect at the balance sheet date with respect to monetary assets and liabilities. Nonmonetary assets and liabilities, such as inventories and property and equipment, and related statements of operations accounts, such as cost of revenue and depreciation, are remeasured at historical exchange rates. Revenues and expenses, other than cost of revenue, amortization and depreciation, are translated at the average exchange rate for the period in which the transaction occurred. The net gains (losses) on foreign currency remeasurement are reflected in selling, general and administrative expense in the accompanying combined consolidated statements of operations. The Company’s recognized net gains and losses on foreign exchange are included in selling, general and administrative expense for all periods presented were immaterial.

Cash and Cash Equivalents—Cash and cash equivalents are primarily composed of short-term, highly liquid instruments, which consist primarily of overnight sweep accounts that settle each day and investments with an original maturity of three months or less.

Accounts Receivable—Accounts receivable are stated net of an allowance for estimated uncollectible accounts, which are determined by establishing reserves for specific accounts and considering historical and estimated probable losses.

Inventories—Inventories are stated at the lower of cost or market. The Company uses a combination of standard cost and moving weighted-average cost methodologies to determine the cost basis for its inventories, approximating a first-in, first-out basis. The standard cost of finished goods and work-in-process inventory is composed of material, labor and manufacturing overhead, which approximates actual cost. In addition to stating inventory at the lower of cost or market, the Company also evaluates inventory each reporting period for excess quantities and obsolescence, establishing reserves when necessary based upon historical experience, assessment of economic conditions and expected demand. Once recorded, these reserves are considered permanent adjustments to the carrying value of inventory.

Property and Equipment—Property and equipment are stated at cost, less accumulated depreciation. Assets held under capital leases are stated at the lesser of the present value of future minimum payments, using the Company’s incremental borrowing rate at the inception of the lease, or the fair value of the property at the inception of the lease. Expenditures for maintenance and repairs are charged to expense as incurred, whereas major improvements that significantly extend the useful life of the assets are capitalized as additions to property and equipment.

Property and equipment are depreciated or amortized using the straight-line method over the following estimated useful lives:

Asset Classification	Estimated Useful Life In Years
Machinery and equipment	2 – 7
Machinery and equipment under capital leases	5 – 7
Computer equipment and software	2 – 3
Furniture and fixtures	7 – 10
Leasehold improvements	Shorter of useful life or term of lease

Goodwill and Intangible Assets—The Company has intangible assets with indefinite and definite lives. Goodwill and the “M/A-COM” trade name are indefinite-lived assets and were acquired through business combinations. Neither the goodwill nor the “M/A-COM” trade name are subject to amortization; these are reviewed for impairment annually in August and more frequently if events or changes in circumstances indicate that the assets may be impaired. If impairment exists, a loss would be recorded to write down the value of the indefinite-lived assets to their implied fair values. There have been no impairments of intangible assets in any period presented through July 1, 2011. The Company’s other intangible assets, including acquired technology and customer relationships, are definite-lived assets and are subject to amortization. The Company amortizes definite-lived assets over their estimated useful lives, which range from 5 to 10 years, based on the pattern over which the Company expects to receive the economic benefit from these assets.

Impairment of Long-Lived Assets—Long-lived assets include property and equipment and definite-lived intangible assets subject to amortization, which includes technology and customer relationships. The Company evaluates long-lived assets for recoverability when events or changes in circumstances indicate that their carrying amounts may not be recoverable. Circumstances which could trigger a review include, but are not limited to, significant decreases in the market price of the asset or asset group, significant adverse changes in the business climate or legal factors, the accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset, current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset and a current expectation that the asset will more likely than not be sold or disposed of significantly before the end of its previously estimated useful life.

In evaluating an asset for recoverability, the Company estimates the undiscounted cash flows expected to result from the Company’s use and eventual disposition of the asset. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair value of the asset, is recognized. During the fourth quarter of fiscal year 2010, the Company recognized an impairment loss of $582,000 related to property and equipment. This impairment loss is included in discontinued operations in the accompanying combined consolidated statement of operations for fiscal year 2010. There was no impairment of long-lived assets in any other period presented.

Revenue Recognition—Revenue from the sale of products is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price to the buyer is fixed or determinable, and collectibility is reasonably assured. Provided other revenue recognition criteria are met, product revenue is recognized upon transfer of title and risk of loss, which is generally upon shipment. The Company recognizes revenue from sales to distributors under agreements providing for rights of return and price protection at the time its products are sold by the distributors to third-party customers. The Company defers both the revenue and related cost of revenue on any product subject to rights of return and price protection that has not been sold to the distributor’s customer. Shipping and handling fees billed to customers are recorded as revenue while the related costs are classified as a component of costs of revenue. The Company provides warranties for its products and accrues the estimated costs of warranty claims in the period the related revenue is recorded.

Advertising Costs—Advertising costs, which are not material, are expensed as incurred.

Deferred Offering Costs—Deferred offering costs consisted primarily of direct incremental professional services fees related to the Company’s proposed initial public offering of its common stock. Approximately $342,000 of deferred offering costs are included in other assets on the Company’s consolidated balance sheet as of July 1, 2011. Upon completion of the initial public offering contemplated herein, these amounts will be offset against the proceeds of the offering. If the offering is terminated, the deferred offering costs will be expensed.

Research and Development Costs—Costs incurred in the research and development of products are expensed as incurred.

Income Taxes—Deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax bases of assets and liabilities, using rates anticipated to be in effect when such temporary differences reverse. A valuation allowance against net deferred tax assets is required if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company provides reserves for potential payments of tax to various tax authorities related to uncertain tax positions and other issues. Reserves are based on a determination of whether and how much of a tax benefit taken by the Company in its tax filings or positions is more likely than not to be realized following an examination by taxing authorities. The Company recognizes the financial statement benefit of an uncertain tax position only after considering the probability that a tax authority would sustain the position in an examination. For tax positions meeting a “more-likely-than-not” threshold, the amount recognized in the financial statements is the benefit expected to be realized upon settlement with the tax authority. For tax positions not meeting the threshold, no financial statement benefit is recognized. Potential interest and penalties associated with such uncertain tax positions are recorded as a component of income tax expense.

During the period from March 25, 2009 through December 31, 2009, M/A-COM Holdings elected, for U.S. federal income tax purposes, to be taxed under the provisions of Subchapter S of the Code (“Subchapter S”). Under such provisions, federal and certain state income taxes were the responsibility of the Company’s stockholders, and no provisions for income taxes were recorded in the accompanying combined consolidated financial statements during this period, except for certain jurisdictions requiring income taxes to be paid by the corporation. Effective January 1, 2010, M/A-COM Holdings elected to terminate its Subchapter S status.

For interim periods, the Company records a tax provision or benefit based upon the estimated effective tax rate expected for the full fiscal year.

Earnings Per Share—Basic net income (loss) per share is computed by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the period, excluding the dilutive effect of common stock equivalents. Diluted net income (loss) per share reflects the dilutive effect of common stock equivalents, such as convertible debt, convertible preferred stock, stock options, warrants and restricted stock, using the treasury stock method.

Unaudited Pro Forma Financial Information—The accompanying unaudited pro forma consolidated balance sheet reflects the conversion of all outstanding shares of preferred stock into 150,991,337 shares of common stock as a result of an automatic conversion upon the closing of the Company’s proposed initial public offering.

The unaudited pro forma weighted-average number of shares of common stock outstanding included in the accompanying consolidated statements of operations gives effect to the automatic conversion of all of our outstanding convertible preferred stock into common stock upon the closing of this offering. The pro forma

effect of the expected preference payment (the “QPO Preference”) in the aggregate amount of $             to the holders of our Class B convertible preferred stock in connection with the conversion of our Class B convertible preferred stock to common stock upon completion of our initial public offering, has been reflected in the accompanying pro forma information as of and for the nine months ended July 1, 2011. The expected QPO Preference has been reflected in a manner similar to a dividend to be paid out of the proceeds of the offering in excess of the current year’s earnings. The weighted-average shares used in the calculation of our pro forma per share data includes the additional              million shares as of July 1, 2011 which, when multiplied by the assumed initial public offering price of $             per share (the mid-point of the estimated offering price range), and after deducting the pro rata estimated underwriting discounts and commissions and the pro rata estimated offering expenses payable by us, would have been required to be issued to generate net proceeds sufficient to pay the QPO Preference as of July 1, 2011.

Asset Retirement Obligations—The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is amortized over the life of the asset.

Changes in the fair value of a liability for an asset retirement obligation due to the passage of time are measured by applying an interest method of allocation. Under this method, changes in fair value due to the passage of time are recognized as an increase in the liability and as accretion expense in the same expense category for which the asset relates. Changes in fair value resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amounts of the liability and associated asset.

Fair Value Measurements—Financial assets and liabilities are measured at fair value. Fair value is an exit price, representing the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the Company groups financial assets and liabilities in a three-tier fair value hierarchy, according to the inputs used in measuring fair value as follows: Level 1—observable inputs such as quoted prices in active markets for identical assets and liabilities; Level 2—inputs other than quoted prices in active markets that are observable either directly or indirectly, such as quoted prices in active markets for similar assets and liabilities, quoted prices for identical assets and liabilities in markets that are not active, and model-based valuation techniques for which significant assumptions are observable in active markets; and Level 3—unobservable inputs for which there is little or no market data, requiring the Company to develop its own assumptions for model-based valuation techniques. This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, the Company measures certain financial assets and liabilities at fair value.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate fair value due to the short-term nature of these assets and liabilities. Management believes that the Company’s debt obligations bear interest at rates which approximate prevailing market rates for instruments with similar characteristics, and accordingly, the carrying values for these debt obligations approximate fair value.

Contingent Consideration—The Company estimates and records at the acquisition date the fair value of contingent consideration making up part of the purchase price consideration for acquisitions. Additionally, at each reporting period, the Company estimates the changes in the fair value of contingent consideration, and any change in fair value is recognized in the combined consolidated statements of operations. The Company estimates the fair value of the contingent consideration by discounting the associated expected cash flows, using a probability-weighted, discounted cash flow model. The estimate of the fair value of contingent consideration requires subjective assumptions to be made regarding future operating results, discount rates, and probabilities assigned to various potential operating result scenarios. Future revisions to these assumptions and actual results could materially change the estimated fair value of contingent consideration and, therefore, may materially affect the Company’s future financial results.

Share-Based Compensation—The Company accounts for all share-based compensation arrangements using the fair value method. The Company recognizes compensation expense over the requisite service period of the award, which is generally the vesting period, using the straight-line method and providing that the minimum amount of compensation recorded is equal to the vested portion of the award. The Company records the expense in the combined consolidated statements of operations in the same manner in which the award recipients’ costs are classified. The Company uses the Black-Scholes option-pricing model to estimate the fair value of stock options, inclusive of assumptions for risk-free interest rates, dividends, expected terms, and estimated volatility. The Company records expense related to awards issued to non-employees over the related service period and periodically revalues the awards as they vest. The Company derives the risk-free interest rate assumption from the U.S. Treasury’s rates for U.S. Treasury zero-coupon bonds with maturities similar to the expected term of the award being valued. The Company based the assumed dividend yield on its expectation of not paying dividends in the foreseeable future. The Company calculated the weighted-average expected term of the options using the simplified method, which is a method of applying a formula that uses the vesting term and the contractual term to compute the expected term of a stock option. The decision to use the simplified method is based on a lack of relevant historical data, due to the Company’s limited operating experience. In addition, due to the Company’s limited historical data, the Company incorporates the historical volatility of comparable companies with publicly available share prices to determine estimated volatility. The accounting for stock options requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Escrow Arrangements and Outstanding Shares—In connection with the business acquisitions, escrows were established to hold portions of the stock and cash issuable to the former stockholders of the acquired businesses pending the outcome of certain contingencies and general representation matters. The escrows expire between November 2011 and August 2012. The escrow arrangement with the former stockholders of Mimix will terminate upon an initial public stock offering and any shares or amounts held in escrow, net of any pending indemnification claims, will be released. As of July 2, 2010, October 1, 2010 and July 1, 2011, accrued liabilities in the accompanying combined consolidated balance sheets include liabilities of $120,000, $73,000 and $936,000 respectively, which amounts are due to former stockholders of the acquired businesses pursuant to these escrow arrangements.

Outstanding shares of Series A-2 convertible preferred stock as of October 1, 2010 and July 1, 2011 include 1.1 million shares that are subject to forfeiture, pending resolution of an escrow arrangement. Outstanding shares of our common stock as of October 1, 2010 and July 1, 2011 exclude 30,000 and 887,850, respectively, shares of common stock issued as compensation to employees that vest over two to four years, subject to continued employment with the Company.

Guarantees and Indemnification Obligations—The Company enters into agreements in the ordinary course of business with, among others, customers, distributors, and original equipment manufacturers (OEM). Most of these agreements require the Company to indemnify the other party against third-party claims alleging that a Company product infringes a patent and/or copyright. Certain agreements in which the Company grants limited licenses to specific Company trademarks require the Company to indemnify the other party against third-party claims alleging that the use of the licensed trademark infringes a third-party trademark. Certain of these agreements require the Company to indemnify the other party against certain claims relating to property damage, personal injury, or the acts or omissions of the Company, its employees, agents, or representatives. In addition, from time to time, the Company has made certain guarantees in the form of warranties regarding the performance of Company products to customers.

The Company has agreements with certain vendors, creditors, lessors, and service providers pursuant to which the Company has agreed to indemnify the other party for specified matters, such as acts and omissions of the Company, its employees, agents, or representatives.

The Company has procurement or license agreements with respect to technology that is used in its products and agreements in which the Company obtains rights to a product from an OEM. Under some of these agreements, the Company has agreed to indemnify the supplier for certain claims that may be brought against such party with respect to the Company’s acts or omissions relating to the supplied products or technologies.

The Company’s certificate of incorporation and agreements with certain of its and its subsidiaries’ directors and officers provide them indemnification rights, to the extent legally permissible, against liabilities incurred by them in connection with legal actions in which they may become involved by reason of their service as a director or officer. As a matter of practice, the Company has maintained director and officer liability insurance coverage, including coverage for directors and officers of acquired companies.

The Company has not experienced any losses related to these indemnification obligations in any period presented, and no claims with respect thereto were outstanding as of July 1, 2011. The Company does not expect significant claims related to these indemnification obligations and, consequently, has concluded that the fair value of these obligations is negligible. No liabilities related to indemnification liabilities have been established.

Recent Accounting Pronouncements—In April 2010, the Financial Accounting Standards Board, (FASB), issued Account Standards Update (ASU) 2010-17, “Milestone Method of Revenue Recognition,” which amends Accounting Standards Codification (ASC) 605. ASU 2010-17 provides guidance for determining when the milestone method of revenue recognition is appropriate and how this method should be applied, and specifies related disclosure requirements. ASU 2010-17 will be effective for the Company on October 2, 2011. The adoption of ASU 2010-17 is not expected to have a material effect on the Company’s financial position or results of operations.

In December 2010, the FASB issued ASU 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB’s Emerging Issues Task Force).” ASU 2010-29 clarifies that when presenting comparative financial statements, an entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only, and expands the related disclosure requirements. ASU 2010-29 will be effective for us on October 2, 2011, and will be applied to business combinations for which the acquisition date is subsequent to that date. The adoption of ASU 2010-29 is not expected to have a material effect on the Company’s financial disclosures.

Evaluation of Subsequent Events—Management has evaluated subsequent events involving the Company for potential recognition or disclosure in the accompanying combined consolidated financial statements through August 1, 2011. Subsequent events are events or transactions that occurred after the balance sheet date but before the accompanying combined consolidated financial statements are issued.

3. MERGERS AND ACQUISITIONS

Merger Under Common Control—On May 28, 2010, by means of a merger transaction, M/A-COM Holdings acquired Mimix, an entity under common control. To effect the Mimix Merger, M/A-COM Holdings (i) purchased and retired all outstanding shares of Mimix common stock for cash, (ii) settled in-the-money vested Mimix stock options for cash, and (iii) at the election of each individual Mimix preferred stockholder, either issued Series A-2 convertible preferred stock of M/A-COM Holdings or paid cash in exchange for Mimix preferred stock.

On the date of the Mimix Merger, M/A-COM Holdings paid $1.2 million and issued 17.5 million shares of Series A-2 convertible preferred stock in exchange for all of Mimix’s outstanding shares of preferred stock and common stock, and settlement of in-the-money vested options to purchase Mimix common stock. At the closing of the Mimix Merger, 10% of such Series A-2 convertible preferred stock and cash consideration was held back by M/A-COM Holdings pursuant to the terms of an escrow arrangement to secure certain indemnification obligations of Mimix. In September 2010, the Company and the former noncontrolling Mimix stockholders agreed to release 678,913 shares of the Series A-2 convertible preferred stock to the Company and $46,000 from the escrow to resolve an indemnification claim. This release has been recorded as of October 1, 2010 in the accompanying consolidated financial statements.

Acquisition of the M/A-COM Tech Business—On March 30, 2009, M/A-COM Holdings acquired the M/A-COM Tech Business in exchange for $22.1 million in cash, net of purchase price adjustments, the issuance of $35 million in short- and long-term debt payable to the seller, and contingent consideration of up to $30 million payable to the seller through December 31, 2012, with an initial fair value of $24.5 million. The transaction was accounted for as a purchase. The total fair value purchase consideration paid in the acquisition by the Company was $81.6 million. The operations of the M/A-COM Tech Business have been included in the Company’s combined consolidated financial statements since the date of the acquisition. The Company elected to record the acquisition as a purchase of assets for U.S. income tax purposes. The purpose of the acquisition was to obtain a portfolio of high performance analog semiconductor solutions.

The Company recognized all assets acquired and liabilities assumed, inclusive of the contingent consideration, based upon the fair value of such assets and liabilities measured as of March 30, 2009, the date of acquisition. The aggregate purchase price for the M/A-COM Tech Business was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition as follows (in thousands):

Assets acquired:
Cash	$531
Accounts receivable	36,591
Inventories	45,462
Property and equipment	24,763
Identifiable intangible assets	24,400
Other assets	907

Total assets acquired	132,654

Liabilities assumed:
Accounts payable	9,913
Accrued liabilities	5,765
Deferred tax liability	457
Other liabilities	7,828

Total liabilities assumed	23,963

Net assets acquired	$108,691

Consideration:
Cash paid at closing	$22,118
Seller-financed notes payable	35,000
Contingent consideration	24,500

Total consideration	81,618
Net assets acquired	108,691

Gain on bargain purchase	$27,073

The components of the acquired intangible assets were as follows (in thousands):

Technology	$10,700
Customer relationships	10,300
Trade name	3,400

$24,400

A majority of the intangible assets acquired in the transaction will not be deductible for tax purposes. The overall weighted-average life of the identified intangible assets acquired in the acquisition was 8.5 years and the assets are being amortized over their estimated useful lives based upon based the pattern over which the Company expects to receive the economic benefit from these assets.

The acquisition of the M/A-COM Tech Business has been accounted for as a bargain purchase resulting in a $27.1 million gain recorded in earnings as reflected in the accompanying combined consolidated statement of operations for fiscal year 2009.

In connection with the acquisition of the M/A-COM Tech Business, the Company became obligated to pay the seller up to $30.0 million in additional purchase consideration should the Company’s revenue from the M/A-COM Tech Business exceed certain thresholds. The amount to be paid to the seller is to be measured based upon the Company’s qualifying revenue, as defined in the purchase agreement, during a three-year period commencing October 1, 2009 and ending September 30, 2012. The amount of contingent consideration for any one year in the three-year period may range from as little as zero up to a maximum of $15.0 million. The total cumulative contingent consideration over the entire three-year period may not exceed $30.0 million. The actual amount to be paid will be based upon a formula applied to qualifying revenue. As of March 30, 2009, the fair value of the contingent consideration was determined to be $24.5 million, which assumed the maximum payout of $30.0 million would occur. Payment of the contingent consideration may be accelerated, in full or in part, upon a sale of the business or upon a major disposition of assets, both as defined in the purchase agreement, prior to October 1, 2012. The revenue thresholds for payment of contingent consideration are also subject to adjustment for certain other dispositions of assets prior to October 1, 2012. The Company is required to record the liability at fair value as of each reporting date, with changes in fair value being recorded in earnings.

The Company paid $8.8 million of the contingent consideration in November 2010 as the required payment for the first year of the three-year period.

The prior owner of the M/A-COM Tech Business entered into incentive compensation arrangements with certain employees of the Company to induce such employees to remain employed by the Company. Certain of these incentive compensation arrangements were entered into prior to the sale of the M/A-COM Tech Business in March 2009 and provided for the employees to perform employment-related services for the Company for a period that expired in September 2009. Other arrangements between the seller and Company employees were entered into in October 2009 and provide an incentive for the employees to continue to perform employment-related services to the Company for an additional period of three years, coinciding with the aforementioned contingent purchase price payment period. Because the Company has and will continue to receive benefits from the employment services of the related employees, the incentive compensation is recorded in the Company’s financial statements as non-cash incentive compensation expense in the combined consolidated statements of operations, with the offsetting amount recorded as a capital contribution through an increase in additional paid-in capital. For fiscal years 2009 and 2010 and for the nine months ended July 2, 2010 and July 1, 2011, the Company has expensed $629,000, $360,000, $270,000 and $197,000, respectively, pursuant to the terms of the incentive compensation arrangements. As of October 1, 2010 and July 1, 2011, $360,000 and $557,000, respectively, of the amount expensed is subject to adjustment should either the employees not remain employed or the incentive goals not achieved on the measurement dates. As of July 1, 2011, there was $206,000 of unrecorded compensation that, if realized, would be expensed by the Company in fiscal years 2011 and 2012.

Acquisition of Optomai, Inc.—On April 25, 2011, the Company acquired Optomai, Inc. (“Optomai”), a developer of integrated circuits and modules for fiber optic networks located in Sunnyvale, California, in exchange for $1.8 million in cash and contingent consideration of up to $16 million payable to the sellers through May 2013, and the assumption of $260,000 of liabilities. The transaction was accounted for as a purchase. The total fair value of purchase consideration paid in the acquisition by the Company was $6.6 million. The operations of Optomai have been included in the Company’s consolidated financial statements since the date of acquisition. The Company is evaluating the status of the acquisition under U.S. income tax requirements. The operations of Optomai were not material and had the business combination occurred as of the earliest period presented, the Company’s revenue and earnings would not have been materially different. The Company acquired Optomai to accelerate its entrance into the fiber optics market.

The Company recognized all assets acquired and liabilities assumed, inclusive of the contingent consideration, based upon the fair value of such assets and liabilities measured as of the date of acquisition. The aggregate purchase price for Optomai was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition as follows (in thousands):

Assets acquired:
Property and equipment	$238
Other assets	79
Identifiable intangible assets	4,176

Total assets acquired	4,493

Liabilities assumed:
Deferred tax liability	$1,599
Other liabilities	260

Total liabilities assumed	1,859

Net assets acquired	$2,634

Consideration:
Cash paid at closing	$1,807
Contingent consideration	4,817

Total consideration	6,624
Net assets acquired	2,634

Goodwill	$3,990

The components of the acquired intangible assets were as follows (in thousands):

Technology	$2,565
Customer relationships	1,611

$4,176

The overall weighted-average life of the identified intangible assets acquired in the acquisition was seven years and the assets are being amortized over their estimated useful lives based upon based the pattern over which the Company expects to receive the economic benefit from these assets.

In connection with the acquisition of Optomai, the Company became obligated to pay the seller up to $16.0 million in additional purchase consideration should the acquired business’ revenue and product development exceed certain thresholds. The amount to be paid to the seller is to be measured based upon the acquired business’ revenue, contribution margin and product development during a two-year period commencing upon acquisition and ending March 29, 2013, with amounts payable in May 2012 and May 2013. The amount of contingent consideration for any one year in the two-year period may range from as little as zero to a maximum of $1.0 million in the first year and $16.0 million in the second year, less any payments in the first fiscal year. As of April 25, 2011, the fair value of the contingent consideration was determined to be $4.8 million. The Company is required to record the liability at fair value as of each reporting date, with changes in fair value being recorded in earnings.

The changes in fair value of contingent consideration resulting from acquisitions of the M/A-COM Tech Business and Optomai are set below (in thousands):

Balance—October 1, 2008	$—
Acquisition of M/A-COM Tech Business	24,500
Change in fair value	2,800

Balance—October 2, 2009	27,300
Change in fair value	2,000

Balance—October 1, 2010	29,300
Acquisition of Optomai	4,817
Payment	(8,825)
Change in fair value	660

Balance—July 1, 2011	25,952
Current portion	15,753

Long-term portion	$10,199

4. FINANCIAL INSTRUMENTS

Financial liabilities measured at fair value on a recurring basis consist of the following (in thousands):

	October 2, 2009
	Fair Value	Active Markets for Identical Assets (Level 1)	Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Contingent consideration	$27,300	$—	$—	$27,300

	October 1, 2010
	Fair Value	Active Markets for Identical Assets (Level 1)	Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Contingent consideration	$29,300	$—	$—	$29,300

	July 1, 2011
	Fair Value	Active Markets for Identical Assets (Level 1)	Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Contingent consideration	$25,952	$—	$—	$25,952

Common stock warrant liability	$15,897	$—	$—	$15,897

Class B conversion liability	$98,692	$—	$—	$98,692

The changes in financial liabilities with inputs classified within Level 3 of the fair value hierarchy consist of the following (in thousands):

	September 30, 2008	Net Realized/Unrealized Losses (Gains) Included in Earnings	Purchases and Issuances	Sales and Settlements	Transfers in and/or (out) of Level 3	October 2, 2009
Contingent consideration	$—	$2,800	$24,500	$—	$—	$27,300

	October 2, 2009	Net Realized/Unrealized Losses (Gains) Included in Earnings	Purchases and Issuances	Sales and Settlements	Transfers in and/or (out) of Level 3	October 1, 2010
Contingent consideration	$27,300	$2,000	$—	$—	$—	$29,300

	October 1, 2010	Net Realized/Unrealized Losses (Gains) Included in Earnings	Purchases and Issuances	Sales and Settlements	Transfers in and/or (out) of Level 3	July 1, 2011
Contingent consideration	$29,300	$660	$4,817	($8,825)	$—	$25,952

Common stock warrant	$—	$10,241	$5,656	$—	$—	$15,897

Class B conversion liability	$—	$57,051	$41,641	$—	$—	$98,692

The fair values of the contingent consideration liabilities were estimated based upon a risk-adjusted present value of the probability-weighted expected payments by the Company. Specifically, the Company considered base, upside and downside scenarios for the operating metrics upon which the contingent payments are to be based. Probabilities were assigned to each scenario and the probability-weighted payments were discounted to present value using risk-adjusted discount rates.

The fair value of the common stock warrants was estimated based upon a present value of the probability-weighted expected investment returns to the holders. The Company weighted various scenarios of possible investment returns to the holders over the terms of the contracts, such as upon a sale of the Company and upon an initial public offering of its common stock, using a range of potential outcomes. Using the scenarios developed, management considered the likely timing and method of exercise of the warrants and investment returns to the holders. Where a settlement was considered likely in the near term, the probable settlement amounts were weighted. Where the time to exercise was expected to be longer, a Black-Scholes option pricing model was used to estimate the fair value of the warrants, giving consideration to remaining contractual life, expected volatility and risk free rates. The probability-weighted expected settlement of the warrant was discounted to the present using a risk adjusted discount rate.

The fair values of the Class B conversion liabilities were estimated based upon a consideration of the estimated fair value of the underlying common stock into which the Class B convertible preferred stock is convertible, and the expected preferential payments pursuant to the terms of the securities. The Company estimated the fair value of the common stock by using the same probability-weighted scenarios in estimating the fair value of the warrants. For each potential scenario, the value to the Class B convertible stock was estimated relative to the existing preferences. The amount in excess of the liquidation preferences, if any, was then probability-weighted and discounted to the present using a risk adjusted discount rate.

These estimates include significant judgments about potential future liquidity events and actual results could materially differ and have a material impact upon the values of the recorded liabilities. Any changes in the estimated fair values of the liabilities in the future will be reflected in the Company’s earnings and such changes could be material.

5. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The activity in the allowance for doubtful accounts related to accounts receivable is as follows (in thousands):

	Fiscal Years		Nine Months Ended
	2009	2010	July 1, 2011
Balance—beginning of period	$—	$597	$891
Provision (recoveries), net	597	294	(47)
Charge-offs	—	—	(100)

Balance—end of period	$597	$891	$744

There was no related activity in fiscal year 2008.

6. INVENTORIES

Inventories consist of the following (in thousands):

	October 2, 2009	October 1, 2010	July 1, 2011
Raw materials	$25,119	$20,442	$26,090
Work-in-process	7,580	10,461	9,756
Finished goods	9,049	14,386	16,312

Total	$41,748	$45,289	$52,158

7. PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

	October 2, 2009	October 1, 2010	July 1, 2011
Machinery and equipment	$30,275	$28,104	$29,203
Leasehold improvements	2,595	2,621	3,507
Furniture and fixtures	74	113	302
Construction in process	423	1,482	2,452
Computer equipment and software	99	2,079	4,663

Total property and equipment	33,466	34,399	40,127

Less accumulated depreciation and amortization	(10,183)	(13,293)	(16,587)

Property and equipment—net	$23,283	$21,106	$23,540

Depreciation and amortization expense from continuing operations related to property and equipment for fiscal years 2008, 2009 and 2010, and for the nine months ended July 2, 2010 and July 1, 2011, was $1.3 million, $4.9 million, $8.7 million, $6.5 million and $5.7 million, respectively.

8. DEBT

Convertible Promissory Notes—During fiscal years 2007 and 2008, Mimix issued unsecured convertible notes payable to its stockholders and certain third parties aggregating $2.0 million and $8.3 million, respectively. During fiscal year 2008, individual notes aggregating $4.0 million of outstanding principal were repaid, with the remaining notes aggregating $6.3 million of outstanding principal and accrued interest converting into 2.1 million shares of Series A convertible preferred stock in connection with the Mimix Merger.

Acquisition-Related Debt—In connection with the acquisition of the M/A-COM Tech Business, the Company issued to the seller (i) a short-term note payable for $5.0 million (the “Short-Term Note”) and (ii) a term note payable for $30.0 million (the “Term Note”). In addition, the seller provided the Company a revolving credit facility (the “Seller Revolver”), under which the Company borrowed $8.0 million.

The Short-Term Note was secured by substantially all assets of the Company, bore interest at 9.5% per annum (with a provision to increase over time) and was paid in full by September 2009.

The seller reduced the principal outstanding on the Seller Revolver in fiscal year 2009 by $2.9 million in lieu of making a cash payment of the same amount to the Company as was otherwise required by a purchase price adjustment provision included in the purchase agreement by which the Company acquired the M/A-COM Tech Business. As of October 2, 2009, $5.1 million was outstanding under the Seller Revolver, all of which was repaid in fiscal year 2010. The Seller Revolver was secured by substantially all assets of the Company and bore interest at 7.5% per annum through September 30, 2009, and 13% per annum thereafter. The Seller Revolver was terminated by mutual agreement with the seller after repayment in full in January 2010.

The Term Note was secured by substantially all assets of the Company and bore interest at 7.5% per annum through December 31, 2010, 8.5% per annum for the period from January 1, 2011 through December 31, 2011, and 9.5% per annum thereafter. Principal was due in two equal installments of $15.0 million on December 31, 2011 and 2012. In fiscal year 2009, the Company added $191,000 to the principal of the Term Note in lieu of paying the amount as interest, which was subsequently paid in February 2010. The Company repaid the Term Note in full in December 2010.

Senior Bank Debt—On January 11, 2010, the Company secured a revolving credit facility (the “Revolving Credit Facility”) from a bank with borrowing availability of up to $10.0 million. Amounts outstanding under the Revolving Credit Facility were due either in October 2011 or December 2011, subject to the terms of the loan agreement. The amount available for borrowings was $10.0 million as of October 1, 2010. No amounts were borrowed under the Revolving Credit Facility and the Company terminated the facility in December 2010 in connection with securing new bank financing discussed below.

New Bank Financing—In December 2010, the Company secured a revolving credit facility (“Revolver”) from a bank with borrowing capacity up to $50.0 million, which the Company used to repay the $30.0 million Term Note. The Revolver expires in December 2014, unless sooner terminated as provided in the agreement. Borrowings under the Revolver are limited to an amount based upon a formula applied to eligible assets, and bear a variable rate of interest, at the Company’s election, equal to the higher of the bank’s prime rate, the federal funds effective rate plus 0.50%, and the London InterBank Offered Rate for a one-month interest period plus either 1.75% or 2.25%, subject to certain conditions. Borrowings are secured by substantially all assets of the Company and the agreement provides for both financial and nonfinancial covenants, including restrictions on payments of dividends. The Company repaid all amounts outstanding under the Revolver with the proceeds from the issuance of Class B convertible preferred stock in December 2010. No amounts were outstanding under the Revolver as of July 1, 2011.

9. EMPLOYEE BENEFIT PLANS

M/A-COM Holdings established a defined contribution savings plan under Section 401(k) of the Code (“Section 401(k)”) on October 1, 2009 (the “M/A-COM Tech 401(k) Plan”). The M/A-COM Tech 401(k) Plan follows a calendar year, covers substantially all U.S. employees who meet minimum age and service requirements, and allows participants to defer a portion of their annual compensation on a pretax basis, subject to legal limitations. Company contributions to the plan may be made at the discretion of the Company’s board of directors. In February 2011, the Company made a discretionary matching contribution to this plan for calendar year 2010 whereby the amounts contributed to the plan relating to fiscal year 2010 and the first quarter of fiscal year 2011 aggregated $738,000 and $360,000, respectively. There were no Company contributions made to the M/A-COM Tech 401(k) Plan for fiscal year 2009 or for the nine months ended July 1, 2011.

Prior to the Mimix Merger, Mimix also maintained a defined contribution savings plan under Section 401(k) (the “Mimix 401(k) Plan”). The Mimix 401(k) Plan followed a calendar year, covered substantially all Mimix U.S. employees who met minimum age and service requirements, and allowed participants to defer a portion of their annual compensation on a pretax basis, subject to legal limitations. Mimix matched contributions up to 50% of a maximum of 4% of compensation per employee, vesting over a six-year period. All Mimix contributions immediately vested upon consummation of the Mimix Merger and the plan was terminated. Mimix expensed contributions of $70,000, $82,000, $50,000, $50,000 and $0 in fiscal years 2008, 2009 and 2010 and for the nine months ended July 2, 2010 and July 1, 2011, respectively.

The Company’s employees located in foreign jurisdictions meeting minimum age and service requirements participate in defined contribution plans whereby participants may defer a portion of their annual compensation on a pretax basis, subject to legal limitations. Company contributions to the plan are discretionary and vary per region. The Company expensed contributions of $309,000, $435,000, $616,000, $466,000 and $527,000 for fiscal years 2008, 2009, 2010 and for the nine months ended July 2, 2010 and July 1, 2011, respectively.

10. ACCRUED LIABILITIES

Accrued liabilities consist of the following (in thousands):

	October 2, 2009	October 1, 2010	July 1, 2011
Compensation and benefits	$3,432	$10,423	$7,151
Product warranty	1,598	2,140	2,008
Professional fees	772	1,559	1,405
Software licenses	159	159	1,156
Asset retirement obligations—current portion	1,650	927	437
Distribution costs	661	850	615
Restructuring costs	2,056	765	343
Transition service costs	8,194	1,040	—
Other	4,356	3,123	3,498

Total	$22,878	$20,986	$16,613

11. COMMITMENTS AND CONTINGENCIES

Operating Leases—The Company has non-cancelable operating lease agreements for office, research and development and manufacturing space in the United States and foreign locations. The Company also has operating leases for certain equipment, automobiles and services in the United States and foreign jurisdictions. These lease agreements expire at various dates through 2017 and certain agreements contain provisions for extension at substantially the same terms as currently in effect. Any lease escalation clauses, rent abatements and/or concessions, such as rent holidays and landlord or tenant incentives or allowances, are included in the determination of straight-line rent expense over the lease term.

Future minimum lease payments for the next five fiscal years as of July 1, 2011 follow (in thousands):

2011—(balance of fiscal year)	$830
2012	2,730
2013	2,391
2014	563
2015	78
2016	78
Thereafter	78

Total minimum lease payments	$6,748

Rent expense incurred under non-cancelable operating leases was $0.5 million, $2.2 million, $3.7 million, $2.2 million, and $2.1 million in fiscal years 2008, 2009 and 2010 and for the nine months ended July 2, 2010 and July 1, 2011, respectively.

Capital Leases—The Company entered into two non-cancelable capital lease agreements for equipment in fiscal year 2010 with terms of up to two years. The future minimum payments under the leases aggregated $1.5 million as of October 1, 2010, of which $39,000 represented interest. The leases were terminated in May and June 2011 with the Company purchasing the related assets. The Company recorded an immaterial loss on the transaction. The cost and accumulated amortization of the assets under the capital leases were $1.6 million and $98,000, respectively, as of October 1, 2010.

Unfavorable Lease Liability—In connection with the acquisition of the M/A-COM Tech Business, the Company recorded an unfavorable lease liability of $1.1 million due to certain assumed leases having lease commitments in excess of fair value. The current portion of the liability is included in accrued liabilities and the remainder is included in other long-term liabilities in the accompanying combined consolidated balance sheets. The Company is amortizing the liability as a reduction in lease expense over the terms of the respective leases. As of July 1, 2011, the remaining unfavorable lease liability was $453,000, which the Company expects to amortize through fiscal year 2013.

Asset Retirement Obligations—The Company is obligated under certain facility leases to restore those facilities to the condition in which the Company or its predecessors first occupied the facilities. The Company is required to remove leasehold improvements and equipment installed in these facilities prior to termination of the leases. The estimated costs for the removal of these assets are recorded as asset retirement obligations. A summary of the changes in the estimated fair values of the asset retirement obligations is as follows (in thousands):

	Fiscal Years			Nine Months Ended
	2008	2009	2010	July 1, 2011
Balance—beginning of period	$1,193	$1,254	$3,328	$1,819
Assumed on acquisition	—	1,938	—	—
Payments	—	—	(1,740)	(661)
Accretion expense and settlements	61	136	231	(215)

Balance—end of period	$1,254	$3,328	$1,819	$943

Unused Letter of Credit—As of October 1, 2010 and July 1, 2011, the Company had outstanding unused letters of credit from a bank aggregating $150,000 and $200,000, respectively.

Purchase Commitments—As of October 1, 2010 and July 1, 2011, the Company had outstanding noncancelable purchase commitments aggregating $1.0 million and $1.6 million, respectively, pursuant to inventory supply arrangements.

Litigation—The Company is periodically subject to legal proceedings, claims and contingencies arising in the ordinary course of business.

In April 2011, GigOptix, Inc. (“GigOptix”) filed a complaint in the Santa Clara County Superior Court against the Company, its subsidiary Optomai, and five employees who had previously worked for GigOptix. The complaint seeks unspecified damages, attorneys’ fees and costs, and injunctive relief for alleged breach of employment-related agreements, trade secret misappropriation and other related alleged torts by the employee defendants, Optomai and following its April 2011 acquisition of Optomai, the Company. GigOptix sought a temporary restraining order which was denied by the court on July 13, 2011. GigOptix later sought an injunction on the same grounds, which was denied by the court on July 29, 2011. The Company intends to defend this lawsuit vigorously. The Company does not expect that the ultimate cost to resolve these matters will have a material effect on the consolidated financial statements. The Company does not believe a risk of material loss resulting from litigation is probable, nor is the Company able to estimate any reasonably possible range of loss.

12. RESTRUCTURINGS

In November 2005, the Company exited a facility and recorded a loss related to idle space under a lease that terminated in September 2010. The following summarizes the activity of the liability recorded related to the 2005 restructuring during fiscal years 2008, 2009 and 2010 (in thousands):

Balance—October 1, 2007	$755
Payments	(259)

Balance—September 30, 2008	496
Payments	(235)

Balance—October 2, 2009	261
Payments	(261)

Balance—October 1, 2010	$—

Commencing in fiscal year 2009 and continuing in fiscal years 2010 and 2011, the Company implemented restructuring actions in connection with a broader plan to reduce staffing and the Company’s manufacturing footprint. The Company expects to complete these restructuring activities by the end of fiscal year 2011 or in the first quarter of fiscal year 2012. The restructuring expense relates to direct and incremental costs related to severance and outplacement fees for the terminated employees during fiscal years 2009 and 2010 and for the nine months ended July 1, 2011. The unpaid costs as of July 1, 2011 are expected to be paid through the end of fiscal year 2011; however, as the restructuring activities are completed, the Company expects to incur $700,000 of additional unaccrued costs through fiscal year 2011 or in the first quarter of fiscal year 2012. The following is a summary of the costs related to the restructuring actions (in thousands):

Balance—October 1, 2008	$—
Current period charges	5,100
Payments	(3,305)

Balance—October 2, 2009	1,795
Current period charges	2,234
Payments	(3,264)

Balance as of October 1, 2010	765
Current period charges	866
Payments	(1,288)

Balance—July 1, 2011	$343

13. PRODUCT WARRANTIES

The Company establishes a product warranty liability at the time of revenue recognition. Product warranties generally have terms of 12 months and cover nonconformance with specifications and defects in material or workmanship. The liability is based on estimated costs to fulfill customer product warranty obligations and utilizes historical product failure rates. Should actual warranty obligations differ from estimates, revisions to the warranty liability may be required.

Product warranty liability activity is as follows (in thousands):

	Fiscal Years			Nine Months Ended
	2008	2009	2010	July 2, 2010	July 1, 2011
				(Unaudited)
Balance—beginning of period	$174	$159	$1,598	$1,598	$2,140
Impact of acquisitions (divestitures)	—	426	—	—	(17)
Provisions	288	1,972	1,836	1,508	386
Direct charges	(303)	(959)	(1,294)	(948)	(501)

Balance—end of period	$159	$1,598	$2,140	$2,158	$2,008

14. INTANGIBLE ASSETS

The “M/A-COM” trade name and goodwill are intangible assets with indefinite lives, which are not subject to amortization and are tested for impairment annually. The Company performed its annual impairment test for the trade name in the fourth quarter of fiscal years 2009 and 2010, concluding no impairment existed. There were no triggering events that required the Company to perform any additional assessments as of July 1, 2011. The carrying amount of the trade name is $3.4 million as of each of October 2, 2009, October 1, 2010 and July 1, 2011. Through October 1, 2010, the Company did not have goodwill. In connection with the acquisition of Optomai (Note 3), the Company recorded goodwill of $4.0 million, which was unchanged as of July 1, 2011.

Amortized intangible assets consist of the following (in thousands):

	Total	Acquired Technology	Customer Relationships	Weighted- Average Remaining Life (Years)
Intangible assets—at October 1, 2008	$978	$489	$489	2.0
Additions	21,000	10,700	10,300
Less accumulated amortization	(2,127)	(1,188)	(939)

Intangible assets—net at October 2, 2009	$19,851	$10,001	$9,850	7.9

Intangible assets—at October 2, 2009	$21,978	$11,189	$10,789
Less accumulated amortization	(4,816)	(2,782)	(2,034)

Intangible assets—net at October 1, 2010	$17,162	$8,407	$8,755	7.0

Intangible assets—at October 1, 2010	$21,978	$11,189	$10,789
Additions	4,176	2,565	1,611
Less accumulated amortization	(6,834)	(3,989)	(2,845)

Intangible assets—net at July 1, 2011	$19,320	$9,765	$9,555	5.9

Amortization expense related to the Company’s amortized intangible assets is as follows (in thousands):

	Fiscal Years			Nine Months Ended
	2008	2009	2010	July 2, 2010	July 1, 2011
				(Unaudited)
Cost of revenue	$98	$862	$1,594	$1,194	$1,207
Selling, general and administrative	98	613	1,095	822	811

Total	$196	$1,475	$2,689	$2,016	$2,018

Estimated amortization of the Company’s intangible assets in future fiscal years as of July 1, 2011 (in thousands):

2011 (balance of year)	$664
2012	2,775
2013	2,974
2014	3,176
2015	3,268
2016	2,575
Thereafter	3,888

Total	$19,320

15. INCOME TAXES

Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. The components of the Company’s deferred tax assets and liabilities as of the end of fiscal years 2009, 2010, and through July 1, 2011 are as follows (in thousands):

	October 2, 2009	October 1, 2010	July 1, 2011
Current deferred tax assets:
Accrued liabilities	$1,453	$4,082	$2,835
Inventory	2,893	2,495	1,395
Deferred revenue	342	2,364	2,792
Contingent consideration	58	1,857	1,948
Accounts receivable	28	342	254
Valuation allowance	(4,724)	(8,745)	(1,433)

Current net deferred tax assets	$50	$2,395	$7,791

Noncurrent deferred tax assets (liabilities):
Federal and state net operating losses and credits	$8,861	$11,195	$8,854
Intangibles assets	(228)	(6,661)	(7,662)
Property and equipment	256	3,303	5,494
Foreign earnings	—	—	(717)
Valuation allowance	(9,010)	(11,548)	(1,265)

Noncurrent net deferred tax assets (liabilities)	$(121)	$(3,711)	$4,704

The Company’s net deferred tax asset relates predominantly to its operations in the United States. The valuation allowance is determined in accordance with the provisions for income taxes, which requires an assessment of both positive and negative evidence when determining whether it is more likely than not that the assets are recoverable. Such assessment is required on a jurisdictional basis. As of October 1, 2010, the Company has determined that it was not more likely than not that all of its net deferred tax assets will be realized and, accordingly, has recorded a valuation allowance to reduce the deferred tax assets to the amount expected to be realized. In arriving at this conclusion, the Company evaluated all available evidence, including cumulative losses for Mimix and for the years prior to fiscal year 2010 for M/A-COM Holdings and the limitations on the use of Mimix tax loss carryforwards. The valuation allowance increased by $2.5 million, $796,000 and $6.6 million, respectively, in fiscal years 2008, 2009, and 2010. The increases in the valuation allowance in fiscal years 2008, 2009 and 2010 was primarily due to increases in the deferred tax assets and the Company’s recording of a full valuation allowance to reduce the deferred tax benefits otherwise to have been recorded due to losses incurred.

During the nine months ended July 1, 2011, the Company reduced the valuation allowance by $17.6 million, after concluding it was more likely than not that the deferred tax assets would be realized. The Company concluded the realization of the assets was more likely than not after recording combined consolidated taxable income for 18 consecutive months coupled with expectations of future taxable income for the remainder of fiscal year 2011 and thereafter that will be sufficient to allow the realization of the deferred tax assets. The reduction of the valuation allowance reduced the Company’s provision for income taxes for the nine months ended July 1, 2011, resulting in the Company recognizing a net income tax provision of $3.8 million for the period. The remaining valuation allowance of $2.7 million as of July 1, 2011 will be released during the Company’s last fiscal quarter of 2011 as the assets to which the valuation allowances relate are realized. As of October 1, 2010, the Company had $28.9 million of federal net operating loss carryforwards expiring at various dates between fiscal years 2019 and 2030. The use of substantially all of the Company’s federal and state operating loss carryforwards is subject to limitations and such limitations may result in the operating loss carryforward periods expiring prior to full use of such losses.

The Company also has foreign research tax credits of approximately $800,000 which have no expiration period.

The domestic and foreign income from continuing operations before taxes were as follows (in thousands):

	Fiscal Years			Nine Months Ended
	2008	2009	2010	July 1, 2011
United States	$(5,560)	$2,533	$12,378	$(48,107)
Foreign	(29)	1,334	3,153	13,366

Income (loss) from continuing operations before income taxes	$(5,589)	$3,867	$15,531	$(34,741)

The components of the provision (benefit) for income taxes for each of the periods presented are as follows (in thousands):

	Fiscal Years			Nine Months Ended
	2008	2009	2010	July 1, 2011
Current:
Federal	$—	$—	$6,099	$13,287
State	—	142	1,506	4,724
Foreign	—	120	146	1,179

Current provision	—	262	7,751	19,190

Deferred:
Federal	(1,830)	(1,057)	(4,035)	1,900
State	(1)	(693)	(488)	(75)
Foreign	(622)	568	(791)	359
Change in valuation allowance	2,453	796	6,559	(17,595)

Deferred provision (benefit)	—	(386)	1,245	(15,411)

Total provision (benefit)	$—	$(124)	$8,996	$3,779

The Company’s effective tax rates differ from the federal and statutory rate as follows:

	Fiscal Years			Nine Months Ended
	2008	2009	2010	July 1, 2011
Federal statutory rate	(35.0)%	35.0%	35.0%	(35.0)%
S-Corporation statutory rate	—	(44.0)	(5.4)	—
Foreign rate differential	0.2	(22.2)	(9.2)	(9.0)
State taxes, net of federal benefit	—	2.6	4.0	7.8
Gain on bargain purchase	—	(14.7)	—	—
Change in tax status	—	—	(3.4)	—
Class B conversion and warrant liabilities	—	—	—	87.0
Change in valuation allowance	32.7	35.6	40.0	(50.7)
Other permanent differences	2.1	4.5	(3.1)	10.8

Effective income tax rate	—%	(3.2)%	57.9%	10.9%

For the nine months ended July 1, 2011, the provision for income taxes has been determined using the estimated effective tax rates for the full fiscal years, subject to certain discrete period adjustments.

The effective income tax rate for the nine months ended July 1, 2011 was significantly impacted by the charges related to the Company’s Class B conversion liability and common stock warrant liability, which are not deductible for income tax purposes.

The effective tax rate for the year ended October 2, 2009 was significantly impacted by M/A-COM Holdings’ status as an S-Corporation. M/A-COM Holdings changed its tax status to C-Corporation effective January 1, 2010. The effective tax rate for 2009 was also impacted by the gain on bargain purchase, which was not taxable.

As of October 1, 2010, no provision had been made for the undistributed earnings of foreign subsidiaries as it was the Company’s intention that such earnings be indefinitely reinvested. The Company has concluded that during the nine months ended July 1, 2011 the earnings of the Taiwan subsidiary will no longer be considered permanently invested and has provided for the earnings in its tax provision, which increased the tax provision by approximately $1.4 million. Undistributed earnings of all other foreign subsidiaries remain permanently reinvested. It is not practicable to determine the U.S. federal and state deferred tax liabilities associated with such foreign earnings.

Activity related to unrecognized tax benefits is as follows (in thousands):

Balance—September 30, 2007 and 2008	$—
Additions based on tax positions	102

Balance—October 2, 2009	102
Additions based on tax positions	335

Balance—October 1, 2010	437
Additions based on tax positions	0

Balance—July 1, 2011	$437

The balance of the unrecognized tax benefit is included in other long-term liabilities in the accompanying combined consolidated balance sheets. It is the Company’s policy to recognize interest and penalties related to income tax obligations as a component of income tax expense. During fiscal years 2009 and 2010, interest and penalties included in the income tax provisions were immaterial. The entire balance of unrecognized tax benefits, if recognized, will reduce income tax expense by $437,000.

A summary of the fiscal tax years that remain subject to examination, as of October 1, 2010, for the Company’s significant tax jurisdictions are:

Jurisdiction	Tax Years Subject to Examination
United States—federal	1999—forward
United States—various states	2007—forward
Ireland	2008—forward

16. SHARE-BASED COMPENSATION PLANS

Share-based compensation expense included in the Company’s combined consolidated statements of operations follows (in thousands):

	Fiscal Years			Nine Months Ended
	2008	2009	2010	July 2, 2010	July 1, 2011
				(Unaudited)
Cost of revenue	$26	$52	$214	$168	$271
Research and development	36	51	143	143	127
Selling, general and administrative	113	136	828	690	540

Total	$175	$239	$1,185	$1,001	$938

The Company’s board of directors adopted the M/A-COM Tech 2009 Omnibus Stock Plan (the “M/A-COM Tech Plan”) in fiscal year 2009, which provides for the grant of qualified incentive and nonqualified options to purchase Company common stock and other equity awards to the Company’s employees, officers, directors, and outside consultants to purchase up to an aggregate of 30.0 million shares of the Company’s common stock. The stock options and other equity awards generally vest over a three to five-year period and expire 10 years from the date of grant. As of October 1, 2010 and July 1, 2011, the Company had 13.1 million and 14.9 million shares, respectively, available for future grants under the M/A-COM Tech Plan. In connection with the issuance of the Class B convertible preferred stock in December 2010, the Company agreed to limit the issuance of stock options in fiscal year 2011 to no more than 1 million shares, plus any shares forfeited under then outstanding stock options.

Option activity for the M/A-COM Tech Plan follows (in thousands, except per share data):

	Number of Shares	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term in Years	Aggregate Intrinsic Value

Options outstanding—October 2, 2009	7,500	$0.16
Granted	9,415	0.31
Exercised	(1,967)	0.18
Forfeited	(58)	0.16

Options outstanding—October 1, 2010	14,890	0.26	9.1	$3,656

Granted	65	2.77
Exercised	(2,799)	0.20
Forfeited	(2,741)	0.16

Options outstanding—July 1, 2011	9,415	$0.32	8.5	$28,511

Options vested and expected to vest— October 1, 2010	12,065	$0.28	9.2	$2,677

July 1, 2011	8,994	$0.29	8.0	$24,158

Options exercisable— October 1, 2010	1,746	$0.17	9.1	$570

July 1, 2011	1,427	$0.28	8.6	$3,546

The aggregate intrinsic value of options exercised was $269,000 and $5.7 million in fiscal year 2010 and in the nine months ended July 1, 2011, respectively. The weighted-average grant date fair value per share of options granted in fiscal years 2009 and 2010 and in the nine months ended July 1, 2011 was $0.09, $0.16 and $1.39, respectively.

Included in the table above for fiscal year 2009 are options granted for the purchase of 3.4 million shares of common stock issued to certain employees with vesting contingent upon the achievement of specific performance targets. These performance-based stock options have an aggregate grant-date fair value of $306,000. During the nine months ended July 1, 2011, options representing 2.0 million shares of these performance-based awards were forfeited in connection with employment termination. As of July 1, 2011, stock options as to 1.4 million shares of common stock remain unvested and subject to performance vesting. As of October 1, 2010 and July 1, 2011, the Company expected the awards to vest, and accordingly, the grant date fair value is recorded as expense over the expected performance period of three years. During the nine months ended July 1, 2011 share-based compensation expense was reduced as a result of the forfeitures.

The fair value of options vested during fiscal year 2010 and for the nine months ended July 1, 2011 was $340,000 and $335,000 respectively. No options vested or were exercised during fiscal year 2009.

The weighted-average assumptions used for calculating the fair value of stock options granted during fiscal years 2009 and 2010 and for the nine months ended July 1, 2011, were as follows:

	Fiscal Years		Nine Months Ended
	2009	2010	July 1, 2011
Risk-free interest rate	2.8%	2.4%	1.9%
Expected term (years)	6.7	6.0	5.8
Expected volatility	57.1%	54.1%	52.7%
Expected dividends	—%	—%	—%

During fiscal year 2010 and the nine months ended July 1, 2011, the Company issued 30,000 and 857,850, respectively, of shares of common stock with grant date fair values of $15,000 and $2.0 million, respectively, to employees for no consideration with ownership subject to vesting over two to four years. For the nine months ended July 1, 2011, share-based compensation relating to the awards was $220,000 and as of July 1, 2011, the unamortized compensation was $1.8 million. The amounts recorded in prior periods were immaterial. If the employment is terminated prior to vesting, the shares of common stock will be forfeited back to Company. All of these restricted shares were outstanding and unvested as of July 1, 2011.

As of October 1, 2010 and July 1, 2011, there was $1.8 million and $2.7 million, respectively, of total unrecognized compensation cost related to all share-based compensation awards, which is expected to be recognized over a weighted-average remaining period of 2.75 years and 2.4 years, respectively.

Certain of the stock options granted and outstanding as of July 1, 2011 are subject to accelerated vesting upon a sale of the Company or similar changes in control.

17. PREFERRED STOCK

Preferred Stock—As of October 1, 2007, the Company had authorized 77.8 million shares of preferred stock and (i) 1.0 million shares of Series A convertible preferred stock (“Old Series A”), (ii) 2.7 million shares of Series B convertible preferred stock (“Series B”), (iii) 2.3 million shares of Series B-1 convertible preferred stock (“Series B-1), and (iv) 1.6 million shares of Series B-2 convertible preferred stock (“Series B-2) (collectively, “Old Preferred”) were issued and outstanding. These shares were convertible into common stock, provided voting rights to the holders, earned cumulative 8% dividends, held rights to receive preferential payments in the event of any sale, liquidation, dissolution, or winding-up of the Company, and were redeemable at the option of at least 60% of the holders of each class of preferred on or after September 8, 2008 at stated amounts, subject to adjustments. The Old Preferred was recorded outside of permanent stockholders’ equity as mezzanine equity.

On June 30, 2008, the Company recapitalized and (i) converted all then outstanding shares of preferred stock into 12.8 million shares of Series A convertible preferred stock (“Series A”), (ii) converted Notes payable with $6.3 million of outstanding principal and accrued interest into 2.1 million shares of Series A, (iii) issued 10.0 million shares of Series A to the common majority owner for $29.4 million and (iv) repurchased and retired 7.3 million shares of Series A from existing stockholders for $21.7 million.

The Series A is convertible into common stock, provides voting rights to the holders, earns dividends at an annual rate of 8%, when and if declared, and hold rights to receive preferential payments in the event of any sale, liquidation, dissolution, or winding-up of the Company.

On March 16, 2010, the Company’s board of directors and stockholders authorized 117,626,500 shares of $0.001 par value preferred stock; 100,000,000 shares of which are designated as Series A-1 convertible preferred stock (“Series A-1”) and 17,626,500 shares of which are designated as Series A-2 convertible preferred stock (“Series A-2”). Together, Series A-1 and Series A-2 are referred to as Class A.

In December 2010, the Company authorized and issued 34,169,559.75 shares of Class B redeemable convertible preferred stock (“Class B”) to new investors for $120.0 million in gross proceeds and net proceeds of $118.7 million. In connection with the Class B issuance, the Company also issued warrants to the new investors to purchase 5,125,434 shares of common stock for $3.51 per share. The warrants expire December 21, 2020, or earlier as per the terms of the agreement, including within 10 days following consummation of a sale of all or substantially all assets or capital stock or other equity securities of the Company, including by merger consolidation, recapitalization, or similar transactions, if not otherwise exercised.

The voting and dividend rights and preferences of Class A preferred stock were amended in connection with the issuance of Class B. The rights and preferences of Class A and Class B as of July 1, 2011 follow:

Voting Rights—The holders of the preferred stock are entitled to vote on all matters and are entitled to the number of votes equal to the number of shares of common stock into which each share of preferred stock is then convertible. The holders of preferred stock have the right, voting as a single class, to elect all of the members of the board of directors, providing that the Class A stockholders have the right to elect three directors and Class B stockholders have the right to elect one director. The Class A and Class B stockholders also have other exclusive rights relating to approval of certain Company transactions.

Dividends—The holders of the preferred stock are entitled to receive dividends at a rate of 8% per annum of the established “original price” of $0.265 per share for Series A-1, $2.50 per share for Series A-2 and $3.51 per share for Class B, when and if declared by the board of directors. Dividends are required to be declared and paid on Class B prior to Class A and on Class A prior to common stock and the holders of the preferred stock participate in further dividends on an as if converted to common stock basis after the preferential dividends are paid.

Liquidation Rights—In the event of any liquidation, dissolution, winding-up, or acquisition of the Company or substantially all of the Company’s assets, the holders of the preferred stock are entitled to be paid preferential amounts out of the assets of the Company available for distribution to its stockholders before any distribution payments are made to the holders of common stock. The preferential amount payable to Class B is to be paid prior to any payments on Class A or common stock and is equal to the greater of i) the original issuance price of $3.51 per share, as may be adjusted for any stock dividends, combinations or splits with respect to such shares (“Class B Liquidation Value”), plus any declared and unpaid dividends and ii) 75% of the Class B Liquidation Value, plus any declared and unpaid dividends, plus an amount equal to the Class B’s ratable portion, if any, of the aggregate amount of remaining proceeds distributable to the holders of common stock and preferred stock (on an as-converted to common stock basis) after payment of all preferred stock liquidation preferences in connection with such liquidation event. If the assets of the Company are not sufficient to satisfy the required Class B Liquidation Value, the total assets available for distribution are to be paid ratably to the Class B stockholders. The preferential amount payable to Class A preferred stock is to be paid prior to any payments on common stock and is equal to $0.795 per share in the case of the Series A-1 and $2.50 per share in the case of the Series A-2, plus any declared and unpaid dividends. If the remaining assets of the Company after satisfaction of the Class B Liquidation Value are not sufficient to satisfy the required Class A liquidation preferences, the total assets available for distribution are to be paid ratably to the Class A stockholders. After satisfaction of the liquidation preferences of the Class A, holders of Class A will participate in the distribution of any remaining assets of the Company ratably with the holders of common stock on an as-if-converted to common stock basis.

Conversion—Each share of Class A is convertible into common stock at any time and will automatically convert into common stock upon the affirmative vote to convert by a majority of the holders of Class A. Each share of Class B is convertible into common stock at any time and will automatically convert into common stock upon the affirmative vote to convert by a majority of the holders of Class B. Each share of Class A and Class B shall automatically convert to common stock on the completion of a public stock offering with aggregate gross proceeds of at least $100.0 million at a price per share of at least two times the Class B conversion price (“Qualified Public Offering” or “QPO”). The shares of common stock into which the Class A and Class B is convertible is determined by a formula that initially and currently results in a one-one conversion and is subject to antidilution adjustments should the Company issue additional shares of common stock or other instruments, with certain exceptions, that are convertible into common stock at issuance or conversion prices of less than $0.265 per share in the case of Series A-1, $2.50 per share in the case of Series A-2 and $3.51 per share in the case of Class B.

Redemption—The Class B is redeemable on or after December 21, 2017 at the election of a majority of the holders, if then outstanding, at the greater of (i) the Class B Liquidation Value, plus any accrued dividends, which accrue at a rate of 8% to 14% should the Company delay redemption (“Default

Dividends”), plus any declared and unpaid dividends and (ii) 75% of the Class B Liquidation Value, plus any accrued Default Dividends and declared and unpaid dividends, plus the fair market value, as defined, of the common stock issuable upon conversion of the Class B. In addition, in the event of bankruptcy, as defined, the Class A and Class B become redeemable with first priority given to Class B in the event available assets of the Company are insufficient to satisfy all preferred redemption rights. The rights to redemption in connection with a bankruptcy are subordinate to Company lending arrangements. Upon bankruptcy, the Class B’s redemption value is computed in a consistent manner as described above and the Class A redemption amounts are consistent to their liquidation preferences described above. In the event that the assets of the Company are not sufficient to satisfy the required redemption amounts on the proposed redemption date, the Class B redemption amount is paid prior to Class A redemption amount and the Class A redemption amount is paid prior to any other class.

QPO Preference—The Class B stockholders are eligible to receive a payment between 16.7% and 50% of the Class B Liquidation Value upon a QPO, the exact amount of which is subject to a formula applied to the return on investment the Class B stockholders receive as measured based upon the selling price per share of the common stock in a QPO.

The Class B is recorded outside of permanent stockholders’ equity as mezzanine equity. As a result of the amendments to the preference rights of Class A described above, the Company reclassified the Class A from stockholders’ equity to mezzanine equity in December 2010. The reclassification was made at the issuance date fair value, which aggregated $106.4 million.

The Company records redeemable preferred stock initially at the original issuance price of the shares, less any direct costs incurred. The Company accretes the carrying value of the redeemable securities to their redemption values using the effective interest method over the period from issuance to earliest redemption date. The accretion is recorded as an increase in the carrying value of the redeemable securities and a reduction to additional paid in capital, or in the absence of such, as an increase in the accumulated deficit.

A summary of the changes in the carrying value of the Class B follows (in thousands):

	Shares	Amount
Balance October 1, 2010	—	$—
Issuance of Class B redeemable convertible preferred stock, net of conversion features, warrant and issuance costs of $1,321	34,170	71,382
Accretion	—	2,846

Balance July 1, 2011	34,170	$74,228

Class B Conversion Liability—The Class B redemption right allows the holders to elect to receive a greater redemption amount related to the fair value of the Company’s common stock. This feature as well as the QPO Preference requires separate accounting from the Class B. Upon issuance of the Class B, the estimated fair values of these features were bifurcated from the remainder of the Class B proceeds and recorded as long-term liabilities in the accompanying consolidated financial statements. The carrying value of the embedded derivative is adjusted to fair value at the end of each reporting period and the change in fair value is recognized in the statements of operations. The following is a summary of the changes in the carrying value of the Class B conversion liability (in thousands):

Balance—October 1, 2010	$—
Estimated fair value upon issuance	41,641
Change in estimated fair value	57,051

Balance—July 1, 2011	$98,692

18. STOCKHOLDERS’ EQUITY (DEFICIT)

The following summarizes the Company’s authorized and outstanding shares of convertible preferred and common stock (in thousands, except per share amounts):

	Convertible Preferred Stock
	Series A	Series A-1	Series A-2	Common Stock
As of October 2, 2009:
Par value	$0.001	$—	$—	$0.010

Authorized shares	162,273	—	—	155,000

Issued and outstanding shares	17,606	—	—	100,763

As of October 1, 2010:
Par value	$—	$0.001	$0.001	$0.001

Authorized shares	—	100,000	17,627	155,000

Issued and outstanding shares	—	100,000	16,822	3,967

As of July 1, 2011:
Par value	$—	$0.001	$0.001	$0.001

Authorized shares	—	100,000	17,627	208,921

Issued and outstanding shares	—	100,000	16,822	6,766

The carrying value of Series A-1 and Series A-2 is reported outside of stockholders’ equity (deficit) as of July 1, 2011.

On March 16, 2010, the Company’s board of directors and stockholders approved changing the par value of the common stock from $0.01 per share to $0.001 per share. In addition, on March 16, 2010, the board of directors and stockholders approved the issuance of 100,000,000 shares of Series A-1 convertible preferred stock (“Series A-1”) in exchange for 98,000,000 shares of outstanding common stock. The Company has reserved 144,824,577 shares of common stock as of October 1, 2010, for the issuance and exercise of stock options and conversions of convertible preferred stock.

Special Dividend—On January 4, 2011, in connection with the Class B issuance, the Company declared and paid a special dividend of $80 million to Class A and common stockholders of record on that date. Dividends of $0.63 per share, $0.81 per share and $0.61 per share were paid to the record holders as of January 4, 2011 of the Company’s Series A-1 convertible preferred stock, Series A-2 convertible preferred stock and common stock, respectively, aggregating $80.0 million.

Common Stock Warrants—During fiscal years 2007 and 2008, the Company issued warrants to purchase an aggregate of 450,000 shares of common stock in connection with the issuance of convertible notes payable to stockholders. The fair value of the warrants were estimated using a Black-Scholes option pricing methodology and such amounts have been recorded as a reduction to the carrying value of the debt and an increase to additional paid in capital through June 2008. These warrants were cancelled unexercised between June 2008 and May 2010.

In connection with the Class B issuance, the Company issued warrants to purchase 5,125,434 shares of common stock for $3.51 per share. The warrants expire December 21, 2020, or earlier as per the terms of the agreement, including immediately following consummation of a sale of all or substantially all assets or capital stock or other equity securities of the Company, including by merger, consolidation, recapitalization, or similar transactions. The number of shares issuable upon exercise of the warrants may be increased pursuant to certain antidilution rights included in the agreements. Accordingly, the Company has concluded the warrants should be recorded outside stockholders’ equity (deficit). The Company is recording the estimated fair values of the warrants as a liability in the accompanying consolidated financial statements with changes in the estimated fair value being recorded in the accompanying statements of operations. The following is a summary of the activity of the warrant liability (in thousands):

Balance—October 1, 2010	$ —
Estimated fair value of warrants upon issuance	5,656
Change in estimated fair value	10,241

Balance—July 1, 2011	$15,897

Noncontrolling Interest—The Company recorded a noncontrolling interest for the equity interests in a subsidiary that was not 100% owned by the Company or one of its wholly owned subsidiaries. As of October 2, 2009, the noncontrolling interest reflected equity interests held by third parties in the Company’s Taiwan subsidiary. On June 28, 2010, another wholly owned subsidiary of the Company purchased substantially all of the remaining noncontrolling interest in the Taiwan subsidiary for $220,000, increasing the Company’s indirect ownership from 79.2% to 99.996%. The net income attributable to noncontrolling interest was $23,000 and $195,000 in fiscal years 2009 and 2010 and the Company incurred an immaterial loss on the acquisition of the noncontrolling interest in fiscal year 2010.

19. RELATED-PARTY TRANSACTIONS

The Company’s majority stockholder controls another entity which has been engaged to provide management services pursuant to an agreement entered into in 2008 and amended in December 2010. Commencing in fiscal year 2009, the Company paid the entity $60,000 per month pursuant to this agreement. Selling, general and administrative expenses for fiscal years 2009 and 2010 and for the nine months ended July 2, 2010 and July 1, 2011 included $720,000, $720,000, $540,000 and $540,000 respectively, for such services. At October 2, 2009, October 1, 2010, and July 1, 2011, $60,000 was included in accounts payable pursuant to this arrangement.

20. DIVESTITURES

In the nine months ended July 1, 2011, the Company sold non-core assets representing two businesses to two separate acquirers, receiving cash proceeds aggregating $3.0 million. The Company has no continuing interests in either business. One arrangement provides for amounts held back pursuant to escrow arrangements whereby $188,000 is payable to the Company in July 2011. The Company expects to collect the full escrow amounts and has included the receivables in other assets in the accompanying consolidated balance sheet as of July 1, 2011 and in the computation of gain and loss on the sales. One sale resulted in a loss of $1.3 million and the other sale resulted in a gain of $1.6 million. The net gain arising from the divestitures is included in income from discontinued operations in the accompanying consolidated statement of operations for the nine months ended July 1, 2011. The following is a summary of operating results related to the divested businesses (in thousands):

	Fiscal Years			Nine Months Ended:
	2008	2009	2010	July 2, 2010	July 1, 2011
				(Unaudited)
Revenue	$—	$9,813	$14,860	$12,358	$5,808

Income from discontinued operations before income taxes	$—	$198	$63	$1,103	$67
Gain on disposition of businesses, net	—	—	—	—	329
Income tax benefit	—	—	431	57	358

Net income from discontinued operations	$—	$198	$494	$1,160	$754

21. EARNINGS PER SHARE

The following table set forth the computation for basic and diluted net income (loss) per share of common stock (in thousands, except per share data):

	Fiscal Years			Nine Months Ended
	2008	2009	2010	July 2, 2010	July 1, 2011
				(Unaudited)
Numerator:
Net income (loss) attributable to controlling interest	$(5,589)	$4,166	$6,834	$5,098	$(37,766)
Accretion to redemption value of redeemable convertible preferred stock	(1,780)	—	—	—	(2,846)
Participating preferred dividends	—	(3,559)	(6,298)	(4,585)	—
Dividends declared and paid to preferred stockholders	—	—	—	—	(76,216)

Net income (loss) attributable to common stockholders	$(7,369)	$607	$536	$513	$(116,828)

Dividends declared and paid to common stockholders	$—	$—	$—	$—	$3,784

Denominator:
Weighted average common shares outstanding— basic	762	52,806	47,521	62,200	5,727
Dilutive effect of options and restricted stock	—	560	2,822	353	—
Dilutive effect of convertible shares and warrants	—	—	—	—	—

Weighted average common shares outstanding— diluted	762	53,366	50,343	62,553	5,727

Common stock earnings per share—basic and diluted:
Distributed	$—	$—	$—	$—	$0.66
Undistributed	(9.67)	0.01	0.01	0.01	(20.40)

Net common stock earnings per share	$(9.67)	$0.01	$0.01	$0.01	$(19.74)

The following common equivalent shares were excluded from the calculation from net income per share as their inclusion would have been antidilutive (in thousands):

	Fiscal Years			Nine Months Ended
	2008	2009	2010	July 2, 2010	July 1, 2011
				(Unaudited)
Stock options and restricted stock	1,869	9,494	15,053	13,838	13,071
Convertible debt and warrants	3,972	2,939	1,959	—	5,125
Convertible preferred shares	16,822	16,822	116,822	116,822	150,991

Total common stock equivalent shares excluded	22,663	29,255	133,834	130,660	169,187

22. UNAUDITED PRO FORMA NET INCOME (LOSS) PER SHARE

Pro Forma net income (loss) per common share is computed as follows (in thousands, except per share data):

	Fiscal Year 2010	Nine Months Ended July 1, 2011
Numerator
Net income (loss) attributable to controlling interest	$	$
Accretion to redemption value of redeemable convertible preferred stock
Participating preferred dividends
Dividends declared and paid to preferred stockholders

Net income (loss) attributable to common stockholders	$	$

Denominator
Weighted average common shares outstanding—basic
Adjustment for conversion of preferred stock
Adjustment for assumed Class B preference payment

Pro forma shares outstanding—Basic

Dilutive effect of options and restricted stock
Dilutive effect of convertible shares and warrants

Pro forma shares outstanding—Diluted

Common stock earnings per share
Basic	$	$

Diluted	$	$

23. SUPPLEMENTAL CASH FLOW INFORMATION

The following is supplemental cash flow information regarding noncash investing and financing activities in fiscal years 2008, 2009, 2010 and the nine months ended July 2, 2010 and July 1, 2011:

•	In fiscal year 2008, the Company converted $6.3 million of principal on convertible notes and accrued interest into 2.1 million shares of Series A.

•	In fiscal year 2009, the Company added $191,000 to the principal of the Term Note in lieu of paying the amount as interest. The amount was subsequently paid in the same fiscal year.

•	In fiscal year 2010, the Company acquired equipment under two capital leases with initial obligations aggregating $1.5 million.

•

In the nine months ended July 1, 2011, pursuant to the terms of an escrow agreement with certain former Mimix stockholders, the Company withheld the payment of $863,000 in dividends, such amount included in accrued liabilities in the accompanying consolidated balance sheet as of July 1, 2011.

•

As of July 1, 2011, the Company had $2.3 million in unpaid amounts related to purchases of property and equipment during the nine months then ended included in accounts payable, accrued liabilities and other long-term liabilities. This amount has been excluded from the payments for purchases of property and equipment for the nine months ended July 1, 2011. The Company did not have material similar transactions as of any other period presented.

24. GEOGRAPHIC AND SIGNIFICANT CUSTOMER INFORMATION

The Company has one reportable operating segment which designs, develops, manufactures and markets semiconductors and modules. The determination of the number of reportable operating segments is based on the management’s chief operating decision maker’s use of financial information for the purposes of assessing performance and making operating decisions. In evaluating financial performance and making operating decisions, management primarily uses consolidated net revenue, gross profit, and operating income (loss).

Information about the Company’s operations in different geographic regions, based upon customer locations, is presented below (in thousands):

Revenue by Geographic Region	Fiscal Years			Nine Months Ended
	2008	2009	2010	July 2, 2010	July 1, 2011
				(Unaudited)
United States	$9,816	$47,989	$156,942	$114,100	$121,395
International (1)	15,607	54,729	103,355	72,024	110,098

Total	$25,423	$102,718	$260,297	$186,124	$231,493

Long-Lived Assets by Geographic Region	Fiscal Years			Nine Months Ended
	2008	2009	2010	July 2, 2010	July 1, 2011
				(Unaudited)
United States	$2,012	$21,034	$19,315	$18,766	$20,293
International (2)	950	2,249	1,791	1,675	3,247

Total	$2,962	$23,283	$21,106	$20,441	$23,540

(1)	In fiscal year 2008, Malaysia represented 23% of total revenue. No other international countries represented greater than 10% of total revenue during the presented periods.

(2)	In fiscal year 2008, 13% and 13% of the total net long-lived assets were located in Asia and Australia, respectively. No other international country or region represented greater than 10% of the total net long-lived assets as of the presented periods.

The following is a summary of customer concentrations as a percentage of total sales and accounts receivable as of and for the periods presented:

	Fiscal Years			Nine Months Ended
Revenue	2008	2009	2010	July 2, 2010	July 1, 2011
				(Unaudited)
Customer A	25%	—	—	—	—
Customer B	—	13%	23%	24%	21%
Customer C	—	—	11%	11%	11%

Accounts Receivable	October 2, 2009	October 1, 2010	July 1, 2011
Customer B	17%	15%	16%
Customer C	—	11%	—

No other customer represented more than 10% of revenue or accounts receivable in the periods presented in the accompanying combined consolidated financial statements. In fiscal year 2010 and for the nine months ended July 1, 2011, 10 customers represented 58% and 59% of total revenue.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of

M/A-COM Technology Solutions Holdings, Inc.

Lowell, Massachusetts

We have audited the accompanying combined consolidated statement of operations and parent company equity and cash flows of M/A-COM Technology Solutions Inc. and M/ACOM Technology Solutions (Cork) Limited (collectively, the “Company”), both of which are under common ownership and management, for the period from September 26, 2008 through March 30, 2009. These combined consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such combined consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the period from September 26, 2008 through March 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

Certain expenses represent allocations made from Cobham Defense Electronic Systems Corporation. The accompanying combined consolidated financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company.

As discussed in Note 1 to the combined consolidated financial statements, the Company was acquired by Cobham Defense Electronic Systems Corporation on September 26, 2008 and subsequently sold to M/A-COM Technology Solutions Holdings, Inc. on March 30, 2009.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

August 1, 2011

M/A-COM TECHNOLOGY SOLUTIONS INC. AND

M/ACOM TECHNOLOGY SOLUTIONS (CORK) LIMITED

COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS AND OWNER EQUITY

FOR THE PERIOD FROM SEPTEMBER 26, 2008 THROUGH MARCH 30, 2009

(In thousands)

Revenue	$91,254
Cost of revenue	65,418

Gross profit	25,836

Operating expenses:
Research and development	12,456
Selling, general and administrative	20,465
Goodwill and other impairments	44,278
Allocated management fees—related party	2,116
Restructuring charges	2,423

Total operating expenses	81,738

Loss from operations	(55,902)
Interest expense—related party	(229)

Net loss from continuing operations	(56,131)
Income from discontinued operations	1,617

Net loss	$(54,514)

Initial capitalization	$180,100
Net loss	(54,514)
Non-cash compensation	1,094
Change in owner equity	(15,545)

Ending owner equity	$111,135

See notes to combined consolidated financial statements.

M/A-COM TECHNOLOGY SOLUTIONS INC. AND

M/ACOM TECHNOLOGY SOLUTIONS (CORK) LIMITED

COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIOD FROM SEPTEMBER 26, 2008 THROUGH MARCH 30, 2009

(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(54,514)
Adjustments to reconcile net loss to net cash provided by operating activities:
Goodwill and other impairments	44,278
Accretion of asset retirement obligations	49
Non-cash compensation	1,094
Depreciation and amortization	6,188
Loss on disposal of property and equipment	93
Change in current operating assets and liabilities:
Accounts receivable	16,623
Inventories	820
Prepaid expenses and other assets	(292)
Accounts payable	(7,601)
Accrued and other liabilities	6,013

Net cash provided by operating activities	12,751

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(292)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on revolving credit facility	3,609
Change in owner equity	(15,545)

Net cash used in financing activities	(11,936)

NET INCREASE IN CASH	$523
CASH—Beginning of period	8

CASH—End of period	$531

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest—related party	$234

See notes to combined consolidated financial statements.

M/A-COM TECHNOLOGY SOLUTIONS INC.

AND M/ACOM TECHNOLOGY SOLUTIONS (CORK) LIMITED

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM SEPTEMBER 26, 2008 THROUGH MARCH 30, 2009

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

Nature of Business—On September 26, 2008, Cobham Defense Electronics Systems Corporation, hereinafter referred to as the “former owner,” completed an acquisition of assets from a third-party (the “Acquisition”) including the radio frequency and microwave component and subsystem design and manufacturing business operations that would become the operations of M/A-COM Technology Solutions Inc., or M/A-COM U.S., and M/ACOM Technology Solutions (Cork) Limited, or M/A-COM Ireland. M/A-COM U.S. and M/A-COM Ireland are hereinafter collectively referred to as “M/A-COM.” Former owner incorporated the two subsidiaries comprising M/A-COM in 2008 in connection with the Acquisition to facilitate its planned divestment of a portion of the assets acquired in the Acquisition. See Note 12 discussing the subsequent sale of these entities to M/A-COM Technology Solutions Holdings, Inc. in March 2009. M/A-COM has a fiscal year ending in September.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Combination and Basis of Presentation—The accompanying combined consolidated financial statements include the accounts of M/A-COM U.S. and its subsidiaries and M/A-COM Ireland on a combined standalone basis for the period from September 26, 2008 to March 30, 2009, and have been prepared by the management of M/A-COM’s parent company, M/A-COM Technology Solutions Holdings, Inc. All intra- and inter-company balances and transactions between and among M/A-COM U.S. and its subsidiaries and M/A-COM Ireland have been eliminated in combination.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenue and expenses during the reporting period. On an ongoing basis, M/A-COM bases estimates and assumptions on historical experience, currently available information, and various other factors that management believes to be reasonable under the circumstances. Actual results may differ materially from these estimates and assumptions.

Foreign Currency Translation and Remeasurement—The combined consolidated financial statements of M/A-COM are presented in U.S. dollars. M/A-COM’s foreign operations use the U.S. dollar as the functional currency. The financial statements of M/A-COM’s foreign operations where certain underlying transactions are in a different currency are remeasured at the exchange rate in effect at the balance sheet date with respect to monetary assets and liabilities. Nonmonetary assets and liabilities, such as inventories and property and equipment, and related statements of operations accounts, such as cost of revenue and depreciation, are remeasured at historical exchange rates. Revenues and expenses, other than cost of revenue, amortization and depreciation, are translated at the average exchange rate for the period in which the transaction occurred. The net gains (losses) on foreign currency remeasurement are reflected in selling, general and administrative expense in the accompanying combined consolidated statement of operations. During the period from September 26, 2008 to March 30, 2009, M/A-COM’s recognized net gains and losses on foreign exchange included in selling, general and administrative expense were immaterial.

Property and Equipment—Property and equipment is depreciated or amortized using the straight-line method over the following estimated useful lives:

Asset Classification	Estimated Useful Life
Machinery and equipment	4–7

Machinery and equipment under capital leases	5–7

Computer equipment and software	2–3

Furniture and fixtures	6–10

Leasehold improvements	Shorter of useful life or term of lease

Depreciation and amortization expense related to property and equipment for the period from September 26, 2008 to March 30, 2009, was $6.2 million.

Intangible Assets and Impairment of Long-Lived Assets—M/A-COM has intangible assets with indefinite and definite lives. Goodwill and M/A-COM’s trade names are indefinite-lived assets and were acquired through a business combination (see Notes 1 and 3). Goodwill and M/A-COM’s trade name assets are not subject to amortization; these are reviewed for impairment annually and more frequently if events or changes in circumstances indicate that the asset may be impaired. If impairment exists, a loss would be recorded to write down the value of the indefinite-lived assets to the implied fair value. The acquired technology and customer relationships are definite-lived assets and are subject to amortization. M/A-COM amortizes definite-lived assets over their estimated useful lives, which range from 7 to 10 years, based on the pattern over which M/A-COM expects to receive the economic benefit from these assets as of the date of acquisition. Where the losses are expected to be incurred in periods immediately following an acquisition, the straight-line method or amortization is used.

M/A-COM evaluates long-lived assets for recoverability when events or changes in circumstances indicate that their carrying amounts may not be recoverable. Circumstances which could trigger a review include, but are not limited to, significant decreases in the market price of the asset or asset group; significant adverse changes in the business climate or legal factors; the accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and a current expectation that the asset will more likely than not be sold or disposed of significantly before the end of its previously estimated useful life.

Based on the indication of a possible impairment due to the impending sale of M/A-COM in March 2009, management estimated the fair value of its recorded assets and liabilities, which resulted in impairments of intangible assets of $8.9 million and property and equipment of $3.7 million. After recognizing those impairments, the difference between the estimated fair value of the business and the recorded net assets indicated that the goodwill was impaired, and an impairment charge of $31.7 million was recorded to reduce goodwill to its indicated value of $0. As a result of the evaluation in March 2009, an aggregate impairment charge of $44.3 million was recorded during the period from September 26, 2008 through March 30, 2009.

Revenue Recognition—Revenue from the sale of products is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been provided, the price to the buyer is fixed or determinable, and collectibility is reasonably assured. Provided other revenue recognition criteria are met, product revenue is recognized upon transfer of title and risk of loss, which is generally upon shipment. M/A-COM recognizes revenue from service arrangements over the period the services are provided or upon customer acceptance of such services. Shipping and handling fees billed to customers are recorded as revenue while the related costs are classified as a component of costs of revenue. For the period from September 26, 2008 through March 30, 2009 one customer represented 24% of total revenue. No other customer represented more than 10% of revenue.

Product Warranties—M/A-COM provides warranties for its products and accrues the estimated costs of warranty claims in the period the related revenue is recorded. Product warranties generally have terms of 12 months and cover nonconformance with specifications and defects in material or workmanship. The liability is based on estimated costs to fulfill customer product warranty obligations and utilizes historical product failure rates. Should actual warranty obligations differ from estimates, revisions to the warranty expense may be required.

Research and Development Costs—Costs incurred in the research and development of products are expensed as incurred.

Income Taxes—M/A-COM recognizes deferred tax assets and liabilities for the expected future tax consequences or events that have been included in M/A-COM’s financial statements and/or tax returns. Deferred tax assets and liabilities are based upon the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, and for loss and credit carryforwards using enacted tax rates expected to be in effect in the years in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

M/A-COM provides reserves for potential payments of tax to various tax authorities related to uncertain tax positions and other issues. Reserves are based on a determination of whether and how much of a tax benefit taken by M/A-COM in its tax filings or positions is more likely than not to be realized following an examination by taxing authorities. M/A-COM recognizes the financial statement benefit of an uncertain tax position only after considering the probability that a tax authority would sustain the position in an examination. For tax positions meeting a “more-likely-than-not” threshold, the amount recognized in the financial statements is the benefit expected to be realized upon settlement with the tax authority. For tax positions not meeting the threshold, no financial statement benefit is recognized. Potential interest and penalties associated with such uncertain tax positions are recorded as a component of income tax expense. For the period from September 26, 2008 to March 30, 2009, there are no material identified uncertain tax positions.

Guarantees and Indemnification Obligations—M/A-COM enters into agreements in the ordinary course of business with, among others, customers, resellers, and original equipment manufacturers (OEM). Many of these agreements require M/A-COM to indemnify the other party against third-party claims alleging that a M/A-COM product infringes a patent and/or copyright. Certain of these agreements require M/A-COM to indemnify the other party against certain claims relating to property damage, personal injury, or the acts or omissions of M/A-COM, its employees, agents, or representatives. In addition, from time to time, M/A-COM has made certain guarantees in the form of warranties regarding the performance of M/A-COM products to customers.

M/A-COM also has agreements with certain vendors, creditors, lessors, licensees and service providers pursuant to which M/A-COM has agreed to indemnify the other party for specified matters like those described above.

M/A-COM has procurement or license agreements with respect to material and technology that is used in its products. Under some of these agreements, M/A-COM has agreed to indemnify the supplier for certain claims that may be brought against such party with respect to M/A-COM’s acts or omissions relating to the supplied products or technologies.

M/A-COM has not experienced any losses related to these indemnification obligations, and no claims with respect thereto were outstanding as of March 30, 2009. M/A-COM does not expect significant claims related to these indemnification obligations and, consequently, has concluded that the fair value of these obligations is negligible.

Evaluation of Subsequent Events—Management has evaluated subsequent events involving M/A-COM for potential recognition or disclosure in the accompanying combined consolidated financial statements through August 1, 2011. Subsequent events are events or transactions that occurred after the balance sheet date but before the accompanying combined consolidated financial statements were available to be issued.

3. MERGERS AND ACQUISITIONS

On September 26, 2008, former owner acquired the assets comprising the operations of M/A-COM from a third party. The fair value of those assets was estimated by M/A-COM’s management to be $180.1 million at that date. The operations of M/A-COM have been included in the accompanying combined consolidated financial statements from the date of acquisition on September 26, 2008. The acquisition qualifies as a purchase of assets for U.S. income tax purposes.

M/A-COM recognized all assets acquired and liabilities assumed, based upon the fair value of such assets and liabilities measured as of September 26, 2008, the acquisition date. The aggregate estimated fair value of the assets acquired was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition as follows (in thousands):

Assets acquired:
Cash	$8
Accounts receivable	53,213
Inventories	40,194
Property and equipment	39,249
Goodwill	31,672
Identifiable intangible assets	35,100
Other assets	6,528

Total assets acquired	205,964

Liabilities assumed:
Accounts payable	17,526
Accrued expenses	6,454
Other liabilities	1,884

Total liabilities assumed	25,864

Net assets acquired	$180,100

The components of the acquired intangible assets were as follows (in thousands):

Asset Class
Technology	$12,300
Customer relationships	19,200
Trade name	3,600

$35,100

The intangible assets acquired in the transaction are deductible for tax purposes.

In connection with the acquisition of M/A-COM, former owner entered into incentive compensation arrangements with certain employees of M/A-COM. These incentive compensation arrangements provided for the employees to perform employment-related services for M/A-COM for the period from September 26, 2008 through up to six months from the date M/A-COM was to be resold, that period expiring in September 2009. The incentive compensation is recorded in M/A-COM’s financial statements as non-cash incentive compensation expense in the accompanying combined consolidated statements of operations, with the offsetting amount recorded as a former owner capital contribution. For the period from September 26, 2008 to March 30, 2009, M/A-COM has expensed $1.1 million pursuant to the terms of the incentive compensation arrangements. As of March 30, 2009, there was approximately $0.6 million of unrecorded compensation to be recognized through September 2009.

4. FAIR VALUE MEASUREMENTS

As discussed in Note 2, as of March 30, 2009, M/A-COM determined the goodwill, other intangible assets and property and equipment were impaired and recorded a realized loss for approximately $44.3 million to reduce the carrying value of the long-lived assets to their implied fair values. The impairment loss was determined, in part, using the discounted cash flows expected to result from M/A-COM’s use and eventual disposition of the assets. This fair value measurement falls within Level 3 of the fair value hierarchy. The loss is included in the accompanying combined consolidated statement of operations for the period from September 26, 2008 to March 30, 2009. M/A-COM did not have any other material assets and liabilities measured at fair value on a non-recurring basis as of March 30, 2009.

5. EMPLOYEE BENEFIT PLANS

The employees of M/A-COM meeting minimum age and service requirements participated in former owner’s defined contribution plans whereby participants were able to defer a portion of their annual compensation on a pretax basis, subject to legal limitations. Contributions to the plan by former owner were discretionary and variable per region. M/A-COM expensed contributions of approximately $1.7 million, for the period from September 26, 2008 through March 30, 2009 pursuant to these plans.

6. COMMITMENTS AND CONTINGENCIES

Operating Leases—M/A-COM has non-cancelable operating lease agreements for office, research, development, and manufacturing space in the United States and foreign locations. M/A-COM also has operating leases for certain equipment, automobiles, and services. These lease agreements expire at various dates through 2017 and certain agreements contain provisions for extension at substantially the same terms as currently in effect. Any lease escalation clauses, rent abatements, and/or concessions, such as rent holidays and landlord or tenant incentives or allowances, are included in the determination of straight-line rent expense over the lease term.

Future minimum payments for the next five fiscal years as of March 30, 2009, follow (in thousands):

2009—(balance of fiscal year)	$1,162
2010	1,745
2011	637
2012	556
2013	527
2014	527

Total minimum lease payments	$5,154

Rent expense incurred under non-cancelable operating leases was approximately $2.5 million, for the period from September 26, 2008 to March 30, 2009.

Unfavorable Lease Liability—In connection with the Acquisition, M/A-COM recorded an unfavorable lease liability of approximately $230,000 due to certain assumed leases having lease commitments in excess of their then fair value. M/A-COM is amortizing the liability as a reduction in lease expense over the terms of the respective leases. As of March 30, 2009, the remaining unfavorable lease liability was approximately $210,000.

Asset Retirement Obligations—M/A-COM is obligated under certain facility leases to restore those facilities to the condition in which M/A-COM or its predecessors first occupied the facilities. M/A-COM is required to remove leasehold improvements and equipment installed in these facilities prior to termination of the leases. The estimated costs for the removal of these assets as of March 30, 2009 totaled approximately $1.3 million.

Purchase Commitments—As of March 30, 2009, M/A-COM had noncancelable purchase commitments of approximately $1.2 million pursuant to inventory supply arrangements.

7. RESTRUCTURING

During the period from September 26, 2008 to March 30, 2009, M/A-COM implemented and completed restructuring actions to reduce staffing. Severance and outplacement fees for the terminated staff was approximately $2.4 million and was payable for up to one year. The following is a summary of the activities under the restructuring actions (in thousands):

Accrued balance as of September 26, 2008	$—
Current period charges	2,423
Payments	(486)

Accrued balance as of March 30, 2009	$1,937

8. INTANGIBLE ASSETS

Intangible assets consist of the following (in thousands):

	Technology	Customer Relationships	Trade name (Indefinite Life)	Total
Balance, September 26, 2008	$12,300	$19,200	$3,600	$35,100
Amortization	(879)	(960)	—	(1,839)
Impairment recorded	(721)	(7,940)	(200)	(8,861)

Balance, March 30, 2009	$10,700	$10,300	$3,400	$24,400

M/A-COM amortizes the acquired technology assets on a straight-line basis over their estimated useful lives of 7 years and amortizes the customer relationship assets on a straight-line basis over their estimated useful lives of 10 years.

Amortization expense related to M/A-COM’s amortized intangible assets included in the accompanying statement of operations for the period from September 26, 2008 to March 30, 2009 follows (in thousands):

Cost of revenue	$879
Selling, general and administrative	960

Total	$1,839

Estimated amortization of M/A-COM’s intangible assets in future fiscal years as of March 30, 2009 (in thousands):

2009 (balance of fiscal year)	$2,048
2010	4,096
2011	4,096
2012	4,096
2013	4,096
Thereafter	2,568

Total	$21,000

9. INCOME TAXES

M/A-COM incurred taxable losses in all jurisdictions for the period from September 26, 2008 to March 30, 2009 and has established a full valuation allowance against the net deferred tax assets, the most significant component of which relates to net operating loss carryforwards, due to the uncertainty of earning sufficient taxable income and, accordingly, has not given recognition to these deferred tax assets in the accompanying financial statements. As a result, M/A-COM has not reflected an income tax provision or benefit in the accompanying combined consolidated statement of operations for the period from September 26, 2008 to March 30, 2009.

No provision has been made for the undistributed earnings of foreign subsidiaries as it is M/A-COM’s intention that such earnings be indefinitely reinvested. It is not practicable to determine the U.S. federal and state deferred tax liabilities associated with its undistributed foreign earnings.

10. RELATED-PARTY TRANSACTIONS

Former owner charged general overhead expenses to M/A-COM related to certain management services it provided. The amount of these charges depended upon on a number of factors that were outside the control of M/A-COM, including total costs incurred by former owner, as well as changes in relative size of former owner’s other businesses. During the period from September 26, 2008 through March 30, 2009, former owner billed M/A-COM for services for three months and an allocation was made for the remaining period, all aggregating $2.1 million for the above services, which are included in the accompanying combined consolidated statements of operations for the period from September 26, 2008 to March 30, 2009.

M/A-COM believes the assumptions and methodologies underlying the billing and allocation of general and corporate group division overhead expenses from former owner are reasonable. However, such allocations may not be indicative of the actual level of expenses that would have been or will be incurred by M/A-COM if it were to operate as an independent, stand-alone company. As such, the financial information herein may not necessarily reflect the combined results of operations and cash flows for M/A-COM in the future or if M/A-COM had been an independent, stand-alone company during the period presented.

11. DISCONTINUED OPERATIONS

Subsequent to March 30, 2009, assets relating to the laser diode and ferrite business lines of M/A-COM were sold to a third party. The operations of those disposed business lines are reflected as discontinued operations in the accompanying combined consolidated financial statements. These business lines had aggregate revenues of $13.7 million and pre-tax income of $1.6 million for the period from September 26, 2008 through March 30, 2009.

12. SUBSEQUENT EVENTS

On March 30, 2009, M/A-COM Technology Solutions Holdings, Inc. acquired 100% of the outstanding stock of M/A-COM U.S. and M/A-COM Ireland.

* * * * * *

             Shares

M/A-COM Technology Solutions Holdings, Inc.

Common Stock

Preliminary Prospectus

                    , 2011

Barclays Capital

J.P. Morgan

Jefferies

Morgan Keegan

Needham & Company, LLC

Raymond James

Stifel Nicolaus Weisel

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	Other Expenses of Issuance and Distribution

The following table shows expenses to be incurred in connection with the offering described in this registration statement, all of which will be paid by the registrant. All amounts are estimates, other than the SEC registration fee and the FINRA filing fee.

SEC registration fee	$26,703
FINRA filing fee	23,500
Nasdaq listing fee	*
Accounting fees and expenses	*
Legal fees and expenses	*
Printing and engraving expenses	*
Transfer agent and registrar fees and expenses	*
Blue-sky fees and expenses	*
Miscellaneous	*
Total	*
*	To be filed by amendment.

ITEM 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (DGCL) authorizes a corporation to indemnify its directors, officers, employees and agents against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement reasonably incurred, provided they act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful, although in the case of proceedings brought by or on behalf of the corporation, such indemnification is limited to expenses and is not permitted if the individual is adjudged liable to the corporation (unless the Delaware Court of Chancery or the court in which such proceeding was brought determines otherwise in accordance with the DGCL).

Section 102 of the DGCL authorizes a corporation to limit or eliminate its directors’ liability to the corporation or its stockholders for monetary damages for breaches of fiduciary duties, other than for (1) breaches of the duty of loyalty, (2) acts or omissions not in good faith or that involve intentional misconduct or knowing violations of law, (3) unlawful payments of dividends, stock purchases or redemptions or (4) transactions from which a director derives an improper personal benefit.

Upon the closing of the offering, our fourth amended and restated certificate of incorporation will contain provisions protecting our directors and officers to the fullest extent permitted by Sections 102 and 145 of the DGCL. Our second amended and restated bylaws will provide similar protection under Section 145 of the DGCL for our directors and officers.

Section 145 of the DGCL also authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against certain liabilities asserted against and incurred by such person in any such capacity, or arising out of such person’s status as such. We have obtained liability insurance covering our directors and officers for claims asserted against them or incurred by them in such capacity.

We have also entered into agreements to indemnify our directors and certain of our officers to the maximum extent allowed under Delaware law. These agreements will, among other things, indemnify our directors for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of the company or that person’s status as a member of our board or directors.

The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of underwriting agreement to be filed as Exhibit 1.1 hereto.

Reference is also made to Item 17 for our undertakings with respect to indemnification for liabilities under the Securities Act.

ITEM 15.	Recent Sales of Unregistered Securities

Since July 1, 2008, we have made sales of the following unregistered securities:

On March 27, 2009, we issued 1,000 shares of our common stock to a trust beneficially owned by our founders, John and Susan Ocampo. This transaction was exempt from the registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act. On June 28, 2009, we issued an additional 99,999,000 shares of our common stock to a trust beneficially owned by our founders, Mr. and Mrs. Ocampo as a share dividend in connection with a 100,000-to-one forward stock split.

Since September 2009, we have granted stock options to purchase an aggregate of 16,980,000 shares of our common stock at exercise prices ranging from $0.16 to $2.77 per share to a total of 179 directors, officers, employees and consultants under our 2009 Omnibus Stock Plan. Since February 2011, we have granted restricted stock awards for an aggregate of 887,850 shares of our common stock to a total of 20 directors, officers, employees and consultants under our 2009 Omnibus Stock Plan. These transactions were exempt from the registration requirements of the Securities Act in reliance upon Rule 701 promulgated under the Securities Act or Section 4(2) of the Securities Act. All grants made in reliance upon Section 4(2) of the Securities Act were made to accredited investors.

On March 17, 2010, we issued an aggregate of 100,000,000 shares of our Series A-1 convertible preferred stock to the holders of our common stock in exchange for an aggregate of 98,000,000 shares of our outstanding common stock then held by them. This transaction was exempt from the registration requirements of the Securities Act in reliance upon Section 3(a)(9) of the Securities Act.

On May 28, 2010, we issued 17,500,693 shares of our Series A-2 convertible preferred stock to 15 accredited investors in connection with the Mimix Merger. The accredited investors were holders of the preferred stock of Mimix. This transaction was exempt from the registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act.

On December 21, 2010, we sold 34,169,559.75 shares of our Class B convertible preferred stock and warrants to purchase an aggregate of 5,125,433.96 shares of our common stock to seven accredited investors for an aggregate purchase price of $120 million. These transactions were exempt from the registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act.

ITEM 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement.

2.1	#	Purchase Agreement by and among Cobham Defense Electronic Systems Corporation, Lockman Electronic Holdings Limited and Kiwi Stone Acquisition Corp., dated as of March 30, 2009.

2.2	#	Agreement and Plan of Merger by and among M/A-COM Technology Solutions Inc., Optomai, Inc., Optomai Merger Sub, Inc. and the others parties named therein, dated April 7, 2011.

3.1		Third Amended and Restated Certificate of Incorporation (currently in effect).

3.2		Amended and Restated Bylaws (currently in effect).

3.3	*	Fourth Amended and Restated Certificate of Incorporation (to be in effect following the closing of the offering).

3.4	*	Second Amended and Restated Bylaws (to be in effect following the closing of the offering).

4.1	*	Specimen of Common Stock Certificate.

4.2	*	Amended and Restated Investor Rights Agreement, dated December 21, 2010, as amended.

4.3		Form of Common Stock Purchase Warrant issued on December 21, 2010.

5.1	*	Opinion of Perkins Coie LLP.

10.1	+*	Form of Indemnification Agreement between M/A-COM Technology Solutions Holdings, Inc. and each of its directors and executive officers.

10.2	+	M/A-COM Technology Solutions Holdings, Inc. Amended and Restated 2009 Omnibus Stock Plan.

10.3	+	Form of Incentive Stock Option Agreement under the M/A-COM Technology Solutions Holdings, Inc. 2009 Omnibus Stock Plan.

10.4	+	Form of Restricted Stock Agreement under the M/A-COM Technology Solutions Holdings, Inc. 2009 Omnibus Stock Plan.

10.5	+*	M/A-COM Technology Solutions Holdings, Inc. 2011 Omnibus Incentive Plan (to be in effect following the closing of the offering).

10.6	+*	Form of Option Award Agreement under the M/A-COM Technology Solutions Holdings, Inc. 2011 Omnibus Incentive Plan.

10.7	+*	Form of Restricted Stock Award Agreement under the M/A-COM Technology Solutions Holdings, Inc. 2011 Omnibus Incentive Plan.

10.8	+*	M/A-COM Technology Solutions Holdings, Inc. 2011 Employee Stock Purchase Plan (to be in effect following the closing of the offering).

10.9	+	Offer of Employment Letter to Joseph Thomas, Jr., dated July 9, 2009, as amended.

10.10	+	Offer of Employment Letter to Charles Bland, dated February 8, 2011.

10.11	+	Offer of Employment Letter to Conrad Gagnon, dated May 1, 2009.

10.12	+	Offer of Employment Letter to Robert Donahue, dated July 16, 2009, as amended.

10.13	+	Offer of Employment Letter to Michael Murphy, dated September 28, 2009, as amended.

10.14	+	Management Services Agreement with GaAs Labs, LLC dated October 15, 2008, as amended.

10.15		Loan Agreement by and among M/A-COM Technology Solutions Inc., M/A-COM Auto Solutions Inc., Laser Diode Incorporated, Mimix Broadband, Inc., M/A-COM Technology Solutions Holdings, Inc., the persons named as Guarantors therein, the financial institutions party thereto, and RBS Business Capital, dated December 3, 2010, as amended.

Exhibit Number		Description

10.16		Lease Agreement between Cobham Properties, Inc. and M/A-COM Technology Solutions Inc., dated September 26, 2008, as amended.

21.1		Subsidiaries of the registrant.

23.1		Consent of Deloitte & Touche LLP, independent registered public accounting firm, relating to M/A-COM Technology Solutions Holdings, Inc.

23.2		Consent of Deloitte & Touche LLP, independent auditors, relating to M/A-COM Technology Solutions Inc. and M/ACOM Technology Solutions (Cork) Limited.

23.3	*	Consent of Perkins Coie LLP (contained in the opinion filed as Exhibit 5.1).

24.1		Power of Attorney (contained on page II-5).

*	To be filed by amendment.

+	Management contract or compensatory plan.

#	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K under the Exchange Act. We hereby undertake to supplementally furnish copies of any omitted schedules to the SEC upon request by the SEC.

(b) The following financial statement schedule is filed as part of this Registration Statement:

All financial statement schedules have been omitted because they are not required, not applicable or the information to be included in the financial statement schedules is included in the financial statements or the notes thereto.

ITEM 17.	Undertakings

A. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and persons controlling the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

B. The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) The registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Massachusetts, on August 1, 2011.

M/A-COM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

By:	/s/ Charles Bland
Name: Charles Bland
Title: Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Charles Bland and Conrad Gagnon, and each of them acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including any post-effective amendments, and any new registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) of the Securities Act), and to file the same, with exhibits thereto and other documents in connection therewith, with the SEC, granting unto such attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Charles Bland	Chief Executive Officer (Principal Executive Officer) and Director	August 1, 2011
Charles Bland

/s/ Conrad Gagnon	Chief Financial Officer (Principal Financial and Accounting Officer)	August 1, 2011
Conrad Gagnon

/s/ John Ocampo	Chairman of the Board	August 1, 2011
John Ocampo

/s/ Peter Chung Peter Chung	Director	August 1, 2011

/s/ Gil Van Lunsen	Director	August 1, 2011
Gil Van Lunsen

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

2.1#	Purchase Agreement by and among Cobham Defense Electronic Systems Corporation, Lockman Electronic Holdings Limited and Kiwi Stone Acquisition Corp., dated as of March 30, 2009.

2.2#	Agreement and Plan of Merger by and among M/A-COM Technology Solutions Inc., Optomai, Inc., Optomai Merger Sub, Inc. and the others parties named therein, dated April 7, 2011.

3.1	Third Amended and Restated Certificate of Incorporation (currently in effect).

3.2	Amended and Restated Bylaws (currently in effect).

3.3*	Fourth Amended and Restated Certificate of Incorporation (to be in effect following the closing of the offering).

3.4*	Second Amended and Restated Bylaws (to be in effect following the closing of the offering).

4.1*	Specimen of Common Stock Certificate.

4.2*	Amended and Restated Investor Rights Agreement, dated December 21, 2010, as amended.

4.3	Form of Common Stock Purchase Warrant issued on December 21, 2010.

5.1*	Opinion of Perkins Coie LLP.

10.1+*	Form of Indemnification Agreement between M/A-COM Technology Solutions Holdings, Inc. and each of its directors and executive officers.

10.2+	M/A-COM Technology Solutions Holdings, Inc. Amended and Restated 2009 Omnibus Stock Plan.

10.3+	Form of Incentive Stock Option Agreement under the M/A-COM Technology Solutions Holdings, Inc. 2009 Omnibus Stock Plan.

10.4+	Form of Restricted Stock Agreement under the M/A-COM Technology Solutions Holdings, Inc. 2009 Omnibus Stock Plan.

10.5+*	M/A-COM Technology Solutions Holdings, Inc. 2011 Omnibus Incentive Plan (to be in effect following the closing of the offering).

10.6+*	Form of Option Award Agreement under the M/A-COM Technology Solutions Holdings, Inc. 2011 Omnibus Incentive Plan.

10.7+*	Form of Restricted Stock Award Agreement under the M/A-COM Technology Solutions Holdings, Inc. 2011 Omnibus Incentive Plan.

10.8+*	M/A-COM Technology Solutions Holdings, Inc. 2011 Employee Stock Purchase Plan (to be in effect following the closing of the offering).

10.9+	Offer of Employment Letter to Joseph Thomas, Jr., dated July 9, 2009, as amended.

10.10+	Offer of Employment Letter to Charles Bland, dated February 8, 2011.

10.11+	Offer of Employment Letter to Conrad Gagnon, dated May 1, 2009.

10.12+	Offer of Employment Letter to Robert Donahue, dated July 16, 2009, as amended.

10.13+	Offer of Employment Letter to Michael Murphy, dated September 28, 2009, as amended.

10.14+	Management Services Agreement with GaAs Labs, LLC dated October 15, 2008, as amended.

10.15	Loan Agreement by and among M/A-COM Technology Solutions Inc., M/A-COM Auto Solutions Inc., Laser Diode Incorporated, Mimix Broadband, Inc., M/A-COM Technology Solutions Holdings, Inc., the persons named as Guarantors therein, the financial institutions party thereto, and RBS Business Capital, dated December 3, 2010, as amended.

10.16	Lease Agreement between Cobham Properties, Inc. and M/A-COM Technology Solutions Inc., dated September 26, 2008, as amended.

Exhibit Number	Description

21.1	Subsidiaries of the registrant.

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm, relating to M/A-COM Technology Solutions Holdings, Inc.

23.2	Consent of Deloitte & Touche LLP, independent auditors, relating to M/A-COM Technology Solutions Inc. and M/ACOM Technology Solutions (Cork) Limited.

23.3*	Consent of Perkins Coie LLP (contained in the opinion filed as Exhibit 5.1).

24.1	Power of Attorney (contained on page II-5).

*	To be filed by amendment.

+	Management contract or compensatory plan.

#	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K under the Exchange Act. We hereby undertake to supplementally furnish copies of any omitted schedules to the SEC upon request by the SEC.